symantec.™

2008 Annual Report

DEAR FELLOW STOCKHOLDERS,

Fiscal 2008 was a very successful year for Symantec, as demonstrated by our solid performance against key financial metrics. In addition to strong revenue and earnings growth, we also achieved significant deferred revenue and cash flow generation results.

We believe we are positioned for even stronger performance in fiscal year 2009 based on three key strategic pillars:

- A Clear Growth Path. Symantec's strategy — to secure and manage our customers' information-driven world — positions us to leverage existing strengths into new opportunities, while also capitalizing on emerging industry growth needs.

- Delivering on the Promise of Innovation. Symantec is successfully innovating through a combination of organic development, strategic acquisitions, and strong technology partnerships.

- Day-In, Day-Out Execution. Symantec's focus on execution is clearly demonstrated by our internal actions and our ongoing financial results.

2008 — A SOLID YEAR

Throughout fiscal year 2008, we made significant progress towards our goal of cross-selling and up-selling an expanded portfolio of Symantec's products and services to both new and existing customers. In addition, important adjustments made in our sales and marketing programs, as well as improved execution, fueled more than 1,500 large deals during the year.

We fortified our position at the endpoint with the addition of Altiris and Vontu. The combination of Symantec and Altiris allows our customers to better manage and enforce security policies at the endpoint, identify and protect against threats, remediate vulnerabilities, and manage valuable IT assets. With Vontu, we give our customers the ability to determine what data they should protect and how they should protect it. These transactions represent a natural extension of our security strategy — that the most secure endpoint is a well managed endpoint.

We launched innovative new products in segments of the market where we already hold strong leadership positions. For example, we added disk based backup to our market leading data protection products and introduced enterprise storage management to our foundation platform, enabling more efficient use of storage resources. We also created a single software agent for addressing multiple security threats on the enterprise endpoint. Lastly, we introduced online backup to both consumers and enterprises. In total, we exited the fiscal year with the strongest product portfolio we've ever had.

A strong product portfolio, however, will deliver less value if we don't focus on the fundamentals to successfully manage the business. The operational improvements made throughout the year should yield better bottom-line performance. I'm pleased to report that we were able to better manage our cost structure and delivered on our long-term objective of improving operating margins by 100 basis points per year. Symantec secures and manages the information-driven world against more risks at more points, more completely and efficiently than any other company.

FINANCIAL PERFORMANCE

In Fiscal 2008, we achieved both record revenue and earnings per share. Non-GAAP revenue[1] grew 13% to more than $5.93 billion, generating non-GAAP earnings per share[1] of $1.27. Non-GAAP deferred revenue[1] grew 12% to nearly $3.1 billion and we generated cash flow from operating activities of $1.8 billion, up 9% compared to Fiscal 2007. Given the recurring nature of our business model, deferred revenue and cash flow from operations are important metrics in measuring the overall strength of our business.

During the year, we continued to demonstrate our commitment to creating shareholder value by repurchasing a total of $1.5 billion of our common stock.

WELL POSITIONED FOR FISCAL 2009

We entered the new fiscal year with a strong sales pipeline and we are well positioned for continued success. During this fiscal year we intend to leverage our core strengths in security, storage, and data protection to accelerate growth in high potential areas, up sell new functionalities and drive incremental business. Specifically, we plan to grow our core business franchises at or above market growth rates to continue fueling our cash flow, scale our high-growth businesses to contribute materially to our top-line revenue growth, and seed emerging growth to keep us relevant in the long run. In addition, we plan to exceed market growth rates in the fastest growing international markets and use mergers and acquisitions to complement our product portfolio growth.

Several areas of focus this fiscal year should further strengthen our operating returns:

- We plan a number of key product introductions during the year, building upon our rich portfolio of products and services.
- We will leverage the new technologies and businesses we have successfully acquired across our portfolio.
- We are refocusing our spending toward higher growth areas while we continue to improve operating returns. We will capitalize on emerging industry growth trends such as data loss prevention, endpoint virtualization, Software-as-a-Service (SaaS) and consumer services.

Data Loss Prevention (DLP). Our acquisition of Vontu expanded Symantec's presence in the rapidly growing data loss prevention market and provided us with clear market leadership and product functionality at all tiers: the network, storage and endpoint, all managed from a central console. To complement our DLP capability, Symantec is partnering with Guardian Edge to deliver proven endpoint encryption products. Both DLP and endpoint encryption are key components in helping customers protect valuable information that resides on laptops and desktops. We see excellent opportunities to broaden the distribution of our DLP and encryption products, particularly in international markets, and to integrate these capabilities with several of our key products including mail security and archiving.

Endpoint Virtualization. New technologies, like virtualization, are evolving to enable more efficient management and flexible use of servers and endpoints. Symantec's application virtualization technology is changing the way software is managed, delivered and consumed

[1] Non-GAAP results are reconciled to GAAP results on page 5.

at the endpoint. Over time, as endpoints evolve to incorporate a range of computing and delivery models — local or streamed applications within physical or virtual desktops — Symantec will provide solutions that support and manage this complexity. Our recent acquisition of AppStream, whose capabilities are already incorporated into our Software Virtualization Services products, builds on our endpoint management and virtualization portfolio.

Software-as-a-Service. In mid-February, we launched two services from the Symantec Protection Network, which is our new Software-as-a-Service (SaaS) business designed to provide small- and medium-sized customers with a suite of online data protection and security solutions. Symantec Online Backup provides data protection services for servers, desktops and laptops online, while Symantec Online Storage for Backup Exec provides a disaster recovery service for mid-sized customers. These solutions are designed to provide best-in-class protection for our customers' mission critical business data. We expect to deliver additional SaaS offerings in areas where we have market-leading products such as endpoint security, archiving and messaging.

Consumer Services. We will continue to expand our market leadership in the consumer business by introducing innovative products and services. We are driving incremental revenue per customer as they migrate from point products to suites and begin consuming value added services such as our expert installation, system checks and PC performance tune-up offering. Customer feedback has been strong and we believe that our consumer services will underpin our growth objective for the business this year.

We are additionally focused on meeting our stakeholder's expectations for continued leadership in good governance; the greening of IT; and advocacy for privacy, data protection, and online safety. These priorities, along with other areas of corporate responsibility such as our work to promote employee diversity and our outreach to local communities, go beyond "nice to have" initiatives. Rather, they are intertwined with our core business objectives and can have a real and significant impact on financial performance and our company's long-term success in the market.

We have taken several important steps this past year to advance our corporate responsibility performance. The Nominating and Governance Committee of our Board of Directors amended its charter to include oversight of corporate responsibility issues. We completed our first global greenhouse gas inventory in preparation for setting carbon dioxide reduction targets. We are using our products internally to reduce energy consumption and assisting our customers in reducing their own energy needs. We adopted the Calvert Women's Principles and reiterated our support for the Ten Principles of the United Nations Global Compact. These actions, and many more, speak to our commitment to larger social and environmental issues. We are eager to continue this work and invite our stakeholders to partner with us.

CONFIDENCE IN OUR FUTURE

In closing, let me underscore my confidence in our business and our future. Symantec is a great company with superb brands and a very talented team. More than ever, our customers and partners look to Symantec to help them secure and manage their information across the full spectrum of information technology platforms. In the face of an ever changing technological landscape, we are confident that our business is well-positioned as we enter the new fiscal year. We look forward to delivering on those expectations and have no doubt we will succeed.

On behalf of the Board, I sincerely thank our employees for another year of tremendous effort — and corresponding results. I also extend our gratitude to our partners and customers for their loyalty to Symantec. Finally, I thank our stockholders for their support as Symantec continues to grow and evolve in the global marketplace.

Sincerely,





JOHN W. THOMPSON
Chairman of the Board and
Chief Executive Officer

TWO YEAR SUMMARY OF FINANCIAL RESULTS

RECONCILIATION OF GAAP TO NON-GAAP FINANCIALS

($ in millions, except per share amounts)	Fiscal Year 2008	2007
Revenue		
GAAP Revenue	$5,874	$5,199
Deferred revenue related to acquisitions	63	53
Non-GAAP Revenue	$5,937	$5,253
Gross Profit		
GAAP Gross Profit	$4,654	$3,984
Amortization of acquired product rights	349	342
Deferred revenue related to acquisitions	63	53
Stock-based compensation	17	16
Gross profit adjustment	429	412
Non-GAAP Gross Profit	$5,083	$4,396
Operating Expenses		
GAAP Operating Expenses	$4,052	$3,464
Amortization of other intangible assets	(225)	(202)
Stock-based compensation	(147)	(137)
Loss on sale of assets	(95)	—
Restructuring	(74)	(70)
Executive incentive bonuses	(3)	(4)
Write-down of assets	(1)	—
Integration planning	(1)	(1)
Operating expenses adjustment	546	414
Non-GAAP Operating Expenses	$3,506	$3,050
Net Income		
GAAP Net Income	$ 464	$ 404
Operating expenses adjustment	546	414
Gross profit adjustment	429	412
Gain on sale of assets	(3)	(20)
Settlements of litigation	(59)	—
Income tax effect on above items	(250)	(218)
Non-GAAP Net Income	$1,127	$ 992
Earnings Per Share — Diluted		
GAAP Earnings Per Share	$ 0.52	$ 0.41
Other non-GAAP adjustments per share, net of tax	0.61	0.48
Stock-based compensation adjustment per share, net of tax	0.14	0.12
Non-GAAP Earnings Per Share	$ 1.27	$ 1.01
Deferred Revenue		
GAAP Deferred Revenue	$3,077	$2,754
Deferred revenue related to acquisitions	12	18
Non-GAAP Deferred Revenue	$3,088	$2,772

Our results of operations have undergone significant change due to a series of acquisitions, the impact of SFAS 123(R) and other corporate events. To help our readers understand our past financial performance and our future results, we supplement the financial results that we provide in accordance with generally accepted accounting principles, or GAAP, with non-GAAP financial measures. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Investors are encouraged to review the reconciliation of our non-GAAP financial measures to the comparable GAAP results, which is attached to our quarterly earnings release and which can be found, along with other financial information, on the investor relations page of our Web site at www.symantec.com/invest.

These non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.

FORWARD-LOOKING STATEMENT

This annual report contains forward-looking statements, which are subject to safe harbors under the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements including words such as "expects," "plans," "anticipates," "believes," "estimates," "predicts," "projects," and similar expressions. In addition, statements that refer to projections of our future financial performance, anticipated growth and trends in our businesses and in our industries, the anticipated impacts of acquisitions, and other characterizations of future events or circumstances are forward-looking statements. These statements are only predictions, based on our current expectations about future events and may not prove to be accurate. We do not undertake any obligation to update these forward-looking statements to reflect events occurring or circumstances arising after the date of this report. These forward-looking statements involve risks and uncertainties, and our actual results, performance, or achievements could differ materially from those expressed or implied by the forward-looking statements on the basis of several factors, including those that we discuss under Item 1A, Risk Factors of the 10-K. We encourage you to read that section carefully.

symantec.

20330 Stevens Creek Blvd.
Cupertino, California 95014

Dear Stockholder:

You are cordially invited to attend the 2008 Annual Meeting of Stockholders of Symantec Corporation to be held at Symantec's World Headquarters, 20330 Stevens Creek Boulevard, Cupertino, California 95014, on Monday, September 22, 2008, at 9:00 a.m. (Pacific time). For your convenience, we are pleased to offer a live and re-playable webcast of the annual meeting on our website at *www.symantec.com/invest.* If you cannot attend the annual meeting, you may vote over the Internet or by telephone or, if you received a paper copy of the proxy materials, you can follow the instructions on the proxy card.

At this year's annual meeting, the agenda includes the annual election of directors, amendment and restatement of our 2004 Equity Incentive Plan, adoption of our 2008 Employee Stock Purchase Plan, approval of the material terms of the amended and restated Senior Executive Incentive Plan and ratification of the selection of KPMG LLP as our independent registered public accounting firm for the current fiscal year. The Board of Directors recommends that you vote **FOR** the election of the director nominees, **FOR** the amendment and restatement of our 2004 Equity Incentive Plan, **FOR** the adoption of our 2008 Employee Stock Purchase Plan, **FOR** approval of the material terms of the amended and restated Symantec Senior Executive Incentive Plan and **FOR** the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the current fiscal year. Please refer to the proxy statement for detailed information on each of the proposals and the annual meeting.

We are also pleased to take advantage of the new Securities and Exchange Commission rules allowing issuers to furnish proxy materials over the Internet. We believe the new rules will allow us to provide our stockholders with the information they need, while lowering the costs of the delivery of the materials and reducing the environmental impact of printing and mailing hard copies. Stockholders may help us to reduce costs further by opting to receive future proxy materials by e-mail.

Each share of stock that you own represents one vote, and your vote as a stockholder of Symantec is very important. For questions regarding your stock ownership, you may contact Investor Relations at (408) 517-8324 or, if you are a registered holder, our transfer agent, Computershare Investor Services, by email through their website at *www.computershare.com/contactus* or by phone at (877) 282-1168 (within the U.S. and Canada) or (781) 575-2879 (outside the U.S. and Canada).

Sincerely yours,

JOHN W. THOMPSON
Chairman of the Board of Directors and
Chief Executive Officer

symantec.

20330 Stevens Creek Blvd.
Cupertino, California 95014

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To be held on:
September 22, 2008
9:00 a.m. Pacific Time

To Our Stockholders:

You are cordially invited to attend our 2008 Annual Meeting of Stockholders, which will be held at 9:00 a.m. (Pacific time) on Monday, September 22, 2008, at Symantec Corporation's World Headquarters, 20330 Stevens Creek Boulevard, Cupertino, California 95014. For your convenience, we are pleased to offer a live and re-playable webcast of the annual meeting at *www.symantec.com/invest.*

We are holding the annual meeting for the following purposes, which are more fully described in the proxy statement:

1. To elect ten directors to Symantec's Board of Directors, each to hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified or until his or her earlier resignation or removal;

2. To approve the amendment and restatement of our 2004 Equity Incentive Plan, including the reservation of an additional 50,000,000 shares for issuance thereunder;

3. To approve the adoption of our 2008 Employee Stock Purchase Plan, including the reservation of 20,000,000 shares for issuance thereunder;

4. To approve the material terms of the amended and restated Symantec Senior Executive Incentive Plan to preserve the deductibility under federal tax rules of awards made under the plan;

5. To ratify the selection of KPMG LLP as Symantec's independent registered public accounting firm for the 2009 fiscal year; and

6. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Only stockholders of record as of the close of business on July 24, 2008 are entitled to notice of and will be entitled to vote at the annual meeting or any postponements or adjournment thereof. For 10 days prior to the annual meeting, a list of stockholders entitled to vote will be available for inspection at our World Headquarters. If you would like to view this stockholder list, please contact Investor Relations at (408) 517-8324.

BY ORDER OF THE BOARD OF DIRECTORS

ARTHUR F. COURVILLE
Executive Vice President, General Counsel and Secretary

Cupertino, California
July 28, 2008

Every stockholder vote is important. To assure that your shares are represented at the annual meeting, please vote over the Internet or by telephone, whether or not you plan to attend the meeting. If you received a paper proxy card and voting instructions by mail, you may vote your shares by completing, dating and signing the enclosed proxy and mailing it promptly in the postage-paid envelope provided, whether or not you plan to attend the meeting. You may revoke your proxy at any time before it is voted.

INTERNET AVAILABILITY OF PROXY MATERIALS

Under rules recently adopted by the U.S. Securities and Exchange Commission (the "*SEC*"), we are furnishing proxy materials to our stockholders primarily via the Internet, instead of mailing printed copies of those materials to each stockholder. On or about August 11, 2008, we expect to send to our stockholders (other than those who previously requested electronic or paper delivery) a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") containing instructions on how to access our proxy materials, including our proxy statement and our annual report. The Notice of Internet Availability also instructs you on how to access your proxy card to vote through the Internet or by telephone.

This new process is designed to expedite stockholders' receipt of proxy materials, lower the cost of the annual meeting, and help conserve natural resources. If you previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise. However, if you would prefer to receive printed proxy materials, please follow the instructions included in the Notice of Internet Availability.

TABLE OF CONTENTS

SYMANTEC CORPORATION
2008 ANNUAL MEETING OF STOCKHOLDERS

PROXY STATEMENT

Information About Solicitation and Voting

The accompanying proxy is solicited on behalf of Symantec Corporation's Board of Directors (the *"Board"*) for use at Symantec's 2008 Annual Meeting of Stockholders, to be held at Symantec's World Headquarters, 20330 Stevens Creek Boulevard, Cupertino, California 95014 on Monday, September 22, 2008, at 9:00 a.m. (Pacific time), and any adjournment or postponement thereof. The company will provide a live and re-playable webcast of the 2008 annual meeting, which will be available on the events section of our investor relations website at *www.symantec.com/invest.*

On or about August 11, 2008, we expect to send most of our stockholders a Notice of Internet Availability containing instructions on how to access proxy materials, including this proxy statement and our annual report for our 2008 fiscal year. Stockholders who previously requested paper delivery will receive the proxy materials by mail, which we also expect to mail on or about August 11, 2008. The Notice of Internet Availability provides instructions on how to access the proxy card and vote over the Internet or by telephone. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the annual meeting. Please read it carefully.

About the Annual Meeting

Q. 1. What is the purpose of the annual meeting?

A: At our annual meeting, stockholders will act upon the proposals described in this proxy statement. In addition, following the meeting, management will report on the performance of Symantec and respond to questions from stockholders.

Q. 2. What proposals are scheduled to be voted on at the meeting?

A: There are five proposals scheduled for a vote. The proposals are:

- Proposal No. 1: To elect ten directors to the Board, each to hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified or until his or her earlier resignation or removal.
- Proposal No. 2: To approve the amendment and restatement of our 2004 Equity Incentive Plan, including the reservation of an additional 50,000,000 shares for issuance thereunder.
- Proposal No. 3: To approve the adoption of our 2008 Employee Stock Purchase Plan, including the reservation of 20,000,000 shares for issuance thereunder.
- Proposal No. 4: To approve the material terms of the amended and restated Symantec Senior Executive Incentive Plan to preserve the deductibility under federal tax rules of awards made under the plan.
- Proposal No. 5: To ratify the selection of KPMG LLP *("KPMG")* as Symantec's independent registered public accounting firm for the 2009 fiscal year.

Q. 3. What is the recommendation of the Board on each of the proposals scheduled to be voted on at the meeting?

A: The Board recommends that you vote **FOR** each of the nominees to the Board (Proposal 1) and **FOR** each of the other proposals scheduled to be voted on at the meeting (Proposals 2, 3, 4 and 5).

Q. 4. Who can vote at the meeting?

Stockholders as of the record date for the meeting, July 24, 2008, are entitled to vote at the meeting. At the close of business on the record date, there were outstanding and entitled to vote 837,973,128 shares of Symantec common stock.

Stockholder of Record: Shares Registered in Your Name

If on July 24, 2008, your shares were registered directly in your name with our transfer agent, Computershare Investor Services, then you are considered the stockholder of record with respect to those shares, and these proxy materials are being sent directly to you by Broadridge ICS on our behalf. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to vote over the Internet or by telephone, or if you received a paper proxy material by mail, by filling out and returning the proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Nominee

If on July 24, 2008, your shares were held in an account with a brokerage firm, bank or other nominee, then you are the beneficial owner of the shares held in street name, and these proxy materials are being forwarded to you by that organization. As a beneficial owner, you have the right to direct your nominee on how to vote the shares held in your account, and it has enclosed or provided voting instructions for you to use in directing it on how to vote your shares. However, the organization that holds your shares is considered the stockholder of record for purposes of voting at the meeting. Because you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from the organization that holds your shares giving you the right to vote the shares at the meeting.

Q. 5. How do I vote?

A: If you are a stockholder of record, you may:

- vote in person — we will provide a ballot to stockholders who attend the annual meeting and wish to vote in person;
- vote via the Internet or via telephone — in order to do so, please follow the instructions shown on your Notice of Internet Availability or proxy card; or
- vote by mail — if you received a paper proxy card and voting instructions by mail, simply complete, sign and date the enclosed proxy card and return it before the meeting in the envelope provided.

Votes submitted via the Internet or by telephone must be received by 11:59 p.m., Eastern time, on September 19, 2008. Submitting your proxy, whether via the Internet, by telephone or by mail if you received a paper proxy card, will not affect your right to vote in person should you decide to attend the meeting.

You may either vote "For" all of the nominees to the Board, or you may withhold your vote from any nominee you specify. For any other matter to be voted on, you may vote "For" or "Against" or "Abstain" from voting.

Your vote is important. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure that your vote is counted. You may still attend the meeting in person if you have already voted by proxy.

Q. 6. How many votes do I have?

A: You are entitled to one vote for each share of Symantec common stock held as of July 24, 2008, the record date.

Q. 7. What is the quorum requirement for the meeting?

A: A majority of our outstanding shares as of the record date must be present at the meeting in order to hold the meeting and conduct business. This presence is called a quorum. Your shares are counted as present at the meeting if you are present and vote in person at the meeting or if you have properly submitted a proxy.

Abstentions (i.e., if you or your broker mark "ABSTAIN" on a proxy card) and *"broker non-votes"* will be considered to be shares present at the meeting for purposes of determining whether a quorum is present. Broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal and generally occur because: (1) the broker does not receive voting instructions from the beneficial owner and (2) the broker lacks discretionary authority to vote the shares. Banks and brokers do not have discretionary authority to vote on their clients' behalf on "non-routine" proposals.

For the purpose of determining whether stockholders have approved a particular proposal, abstentions are treated as shares present or represented and voting. Broker non-votes are not counted or deemed to be present or represented for the purpose of determining whether stockholders have approved a particular proposal, though they are counted toward the presence of a quorum as discussed above.

Q. 8. What is the vote required for each proposal?

A: The votes required to approve each proposal are as follows:

- *Proposal No. 1 (Election of Directors).* Directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote in the election of directors. Abstentions and broker non-votes are not taken into account in determining the outcome of the election of directors.

- *Approval of Proposal Nos. 2-5.* Approval of each of the Proposals 2, 3, 4 and 5 requires the affirmative vote by holders of at least a majority of the shares of Symantec common stock entitled to vote thereon who attend the meeting in person or are represented at the meeting by proxy. Abstentions will have the effect of a vote against each such proposal, while broker non-votes will not be taken into account in determining the outcome of the vote on these proposals.

Q. 9. What if I return a proxy card but do not make specific choices?

A: All proxies will be voted in accordance with the instructions specified on the proxy card. If you received a Notice of Internet Availability, please follow the instructions included on the notice on how to access your proxy card and vote over the Internet or by telephone. If you sign a physical proxy card and return it without instructions as to how your shares should be voted on a particular proposal at the meeting, your shares will be voted in accordance with the recommendations of our Board stated in **Q.3** above.

If you do not vote and you hold your shares in street name, and your broker does not have discretionary power to vote your shares, your shares may constitute "broker non-votes" (described in **Q.7** above) and will not be counted in determining the number of shares necessary for approval of the proposals. However, shares that constitute broker non-votes will be counted for the purpose of establishing a quorum for the meeting. Voting results will be tabulated and certified by the inspector of elections appointed for the meeting.

Q. 10. Who is paying for this proxy solicitation?

A: The expenses of soliciting proxies will be paid by Symantec. Following the original mailing of the proxies and other soliciting materials, Symantec and its agents may solicit proxies by mail, electronic mail, telephone, facsimile, by other similar means, or in person. Our directors, officers, and other employees, without additional compensation, may also solicit proxies personally or in writing, by telephone, e-mail, or otherwise. Following the original mailing of the proxies and other soliciting materials, Symantec will request brokers, custodians, nominees and other record holders to forward copies of the proxy and other soliciting materials to persons for whom they hold shares and to request authority for the exercise of proxies. In such cases, Symantec, upon the request of the record holders, will reimburse such holders for their reasonable expenses. If you choose to access the proxy materials and/or vote over the Internet, you are responsible for any Internet access charges you may incur.

Q. 11. What does it mean if I receive more than one proxy card or Notice of Internet Availability?

A: If you receive more than one proxy card or Notice of Internet Availability, your shares are registered in more than one name or are registered in different accounts. To make certain all of your shares are voted, please follow the instructions included on the Notice of Internet Availability on how to access each Proxy card and vote each proxy card over the Internet or by telephone. If you received paper proxy materials by mail, please complete, sign and return each proxy card to ensure that all of your shares are voted.

Q. 12. How can I change my vote after submitting my proxy?

A: A stockholder who has given a proxy may revoke it at any time before it is exercised at the meeting by:

- delivering to the Corporate Secretary of Symantec (by any means, including facsimile) a written notice stating that the proxy is revoked;
- signing and delivering a proxy bearing a later date;
- voting again over the Internet or by telephone; or
- attending the meeting and voting in person (although attendance at the meeting will not, by itself, revoke a proxy).

Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to revoke a proxy, you must contact that firm to revoke any prior voting instructions. Also, if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must bring to the meeting a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares to be voted.

Q. 13. Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials this year instead of a full set of proxy materials?

A: Pursuant to the new rules recently adopted by the SEC, we have provided access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability to our stockholders of record and beneficial owners. All stockholders will have the ability to access the proxy materials on a website referred to in the Notice of Internet Availability or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Notice of Internet Availability. In addition, stockholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.

Q. 14. How can I get electronic access to the proxy materials?

A: The Notice of Internet Availability will provide you with instructions regarding how to:

- view our proxy materials for the annual meeting over the Internet; and
- instruct us to send our future proxy materials to you electronically by email.

Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the impact of our annual stockholders' meetings on the environment. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

Q. 15. Where can I find the voting results?

A: The preliminary voting results will be announced at the annual meeting and posted on our website at *www.symantec.com/invest*. The final results will be published in our quarterly report on Form 10-Q for the second quarter of fiscal year 2009.

CORPORATE GOVERNANCE STANDARDS AND DIRECTOR INDEPENDENCE

Symantec is strongly committed to good corporate governance practices. These practices provide an important framework within which our Board and management can pursue our strategic objectives and ensure our long-term vitality for the benefit of our stockholders.

Corporate Governance Standards

Corporate governance standards generally specify the distribution of rights and responsibilities of the Board, management and stockholders, and spell out the rules and procedures for making decisions on corporate affairs. In general, the stockholders elect the Board and vote on certain extraordinary matters; the board is responsible for the general governance of the company, including selection of key management; and management is responsible for running the day-to-day operations of the company.

Our corporate governance standards are available on the Investor Relations section of our website, which is located at *www.symantec.com/invest*, by clicking on "Company Charters," under "Corporate Governance." These corporate governance standards are reviewed at least annually by our Nominating and Governance Committee, and changes are recommended to our Board for approval as appropriate. The fundamental premise of our Board-level corporate governance standards is the independent nature of our Board and its responsibility to our stockholders.

Board Independence

Through its continued listing requirements for companies with securities listed on the NASDAQ Global Select Market, the NASDAQ Stock Market *("NASDAQ")* requires that a majority of the members of our Board be independent, as defined under NASDAQ's Marketplace Rules. Currently, each member of our Board, other than our Chief Executive Officer, John W. Thompson, is an independent director and all standing committees of the Board are composed entirely of independent directors, in each case under NASDAQ's independence definition. The NASDAQ independence definition includes a series of objective tests, such as that the director is not an employee of the company and has not engaged in various types of business dealings with the company. In addition, as further required by NASDAQ rules, the Board has made a subjective determination as to each independent director that no relationship exists which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the directors reviewed and discussed information provided by the directors and the company with regard to each director's business and other activities as they may relate to Symantec and our management. Based on this review and consistent with our independence criteria, the Board has affirmatively determined that the following directors are independent: Michael A. Brown, William T. Coleman, Frank E. Dangeard, Geraldine B. Laybourne, David L. Mahoney, Robert S. Miller, George Reyes, Daniel H. Schulman, and V. Paul Unruh.

Board Structure and Meetings

The Board and its committees meet throughout the year on a set schedule, and also hold special meetings and act by written consent from time to time. After each regularly scheduled Board meeting, the independent members of our Board hold a separate closed meeting, referred to as an "executive session," which is generally led by the Lead Independent Director. These executive sessions are used to discuss such topics as the independent directors deem necessary or appropriate. At least annually, the independent directors will hold an executive session to evaluate the Chief Executive Officer's performance and compensation.

The Board held a total of seven meetings during the fiscal year ended March 28, 2008. During this time, no directors attended fewer than 75% of the aggregate of the total number of meetings held by the Board and the total number of meetings held by all committees of the Board on which such director served (during the period which such director served).

Agendas and topics for Board and committee meetings are developed through discussions between management and members of the Board and its committees. Information and data that is important to the issues to be considered are distributed in advance of each meeting. Board meetings and background materials focus on key strategic, operational, financial, governance and compliance matters applicable to us, including the following:

- Reviewing annual and longer-term strategic and business plans;
- Reviewing key product, industry and competitive issues;
- Reviewing and determining the independence of our directors;
- Reviewing and determining the qualifications of directors to serve as members of committees, including the financial expertise of members of the Audit Committee;
- Selecting and approving director nominees;
- Selecting, evaluating and compensating the Chief Executive Officer;
- Reviewing and discussing succession planning for the senior management team, and for lower management levels to the extent appropriate;
- Reviewing and approving material investments or divestitures, strategic transactions and other significant transactions that are not in the ordinary course of business;
- Evaluating the performance of the Board;
- Overseeing our compliance with legal requirements and ethical standards; and
- Overseeing our financial results.

The Board and its committees are free to engage independent outside financial, legal and other advisors as they deem necessary to provide advice and counsel on various topics or issues, and are provided full access to our officers and employees.

The Lead Independent Director of the Board is chosen by the independent directors of the Board, and has the general responsibility to preside at all meetings of the Board when the Chairman is not present and executive sessions of the Board without management present. Mr. Miller has served as the Lead Independent Director since April 22, 2003.

An evaluation of Board operations and performance is conducted annually by the Nominating and Governance Committee to enhance Board effectiveness. Changes are recommended by the Nominating and Governance Committee for approval by the full Board as appropriate.

Code of Conduct and Code of Ethics

We have adopted a code of conduct that applies to all Symantec employees, officers and directors. We have also adopted a code of ethics for our Chief Executive Officer and senior financial officers, including our principal financial officer and principal accounting officer. Our *Code of Conduct* and *Code of Ethics for Chief Executive Officer and Senior Financial Officers* are posted on the Investor Relations section of our website, which is located at *www.symantec.com/invest*, by clicking on "Company Charters," under "Corporate Governance." We intend to post or disclose at that location any amendments to or waivers from any provision of our *Code of Conduct* and *Code of Ethics for Chief Executive Officer and Senior Financial Officers* that both applies to any of our executive officers or directors and relates to any element of the code of ethics, as defined under Item 406 of Regulation S-K.

BOARD COMMITTEES AND THEIR FUNCTIONS

There are three primary committees of the Board: the Audit Committee, Compensation Committee and Nominating and Governance Committee. The Board has delegated various responsibilities and authorities to these different committees, as described below and in the committee charters. The Board committees regularly report on their activities and actions to the full Board. Each member of the Audit Committee, Compensation Committee and Nominating and Governance Committee was appointed by the Board. Each of the Board committees has a written charter approved by the Board and available on our website at *www.symantec.com/invest*, by clicking on "Company Charters," under "Corporate Governance."

Audit Committee

Members:

David L. Mahoney
Robert S. Miller
George Reyes
V. Paul Unruh (Chair)

Number of Meetings in Fiscal Year 2008: 8

Independence:

Each member is an independent director as defined by current NASDAQ listing standards for Audit Committee membership.

Functions:

To oversee our accounting and financial reporting processes and the audits of our financial statements, including oversight of our systems of internal controls and disclosure controls and procedures, compliance with legal and regulatory requirements, internal audit function and the appointment and compensation of our independent registered public accounting firm;

To review and evaluate the independence and performance of our independent registered public accounting firm; and

To facilitate communication among our independent registered public accounting firm, our financial and senior management and our Board.

Financial Experts:

Our Board has unanimously determined that all Audit Committee members are financially literate under current NASDAQ listing standards, and at least one member has financial sophistication under NASDAQ listing standards. In addition, our Board has unanimously determined that George Reyes and V. Paul Unruh each qualify as an "audit committee financial expert" under SEC rules and regulations. Designation as an "audit committee financial expert" is an SEC disclosure requirement and does not impose any additional duties, obligations or liability on any person so designated than those generally imposed on members of the Audit Committee and the Board.

Compensation Committee

Members:

Michael A. Brown
William T. Coleman
Geraldine B. Laybourne (joined Committee in January 2008)
David L. Mahoney
Daniel H. Schulman (Chair)

Number of Meetings in Fiscal Year 2008: 7

Independence:

Each member is an independent director as defined by current NASDAQ listing standards.

Functions:	To review and recommend to the independent directors of our Board all compensation arrangements for our Chief Executive Officer;
	To review and approve all compensation arrangements for our other executive officers;
	To review the overall strategy for employee compensation;
	To administer our equity incentive plans;
	To review and recommend to the Board compensation for non-employee members of the Board;
	To review and discuss with management the company's disclosures under the caption "Compensation Discussion and Analysis" for use in our proxy statements and reports filed with the SEC; and
	To produce an annual report on executive compensation for use in our proxy statement.

The Compensation Committee retains Mercer, an outside consulting firm, to provide advice and ongoing recommendations on executive compensation matters. The Compensation Committee consulted with Mercer on certain executive compensation matters during fiscal year 2008. As the Compensation Committee requested and to assist the Compensation Committee as it made decisions with respect to compensation matters, Mercer provided certain qualitative and quantitative information regarding compensatory practices in the market for executive talent, analyzed existing Symantec executive compensation arrangements, and was available to the Committee to provide technical and other information it requested in connection with performing its function throughout the fiscal year. Mercer's role during fiscal year 2008 is further discussed in the Compensation Discussion & Analysis section (beginning on page 42).

Nominating and Governance Committee

Members:	Michael A. Brown (Chair) Frank E. Dangeard Robert S. Miller Daniel H. Schulman V. Paul Unruh
Number of Meetings in Fiscal Year 2008:	4
Independence:	Each member is an independent director as defined by current NASDAQ listing standards.
Functions:	To identify, consider and nominate candidates for membership on our Board;
	To develop, recommend and evaluate corporate governance standards and a code of business conduct and ethics applicable to our company;
	To implement and oversee a process for evaluating our Board, Board committees (including the Nominating and Governance Committee) and oversee our Board's evaluation of our Chief Executive Officer;
	To make recommendations regarding the structure and composition of our Board and Board committees; and
	To advise the Board on corporate governance matters.

DIRECTOR NOMINATIONS AND COMMUNICATION WITH DIRECTORS

Criteria for Nomination to the Board

The Nominating and Governance Committee will consider candidates submitted by Symantec stockholders, as well as candidates recommended by directors and management, for nomination to the Board. The goal of the Nominating and Governance Committee is to assemble a Board that offers a variety of perspectives, knowledge and skills derived from high-quality business and professional experience. The Nominating and Governance Committee annually reviews the appropriate skills and characteristics required of directors in the context of the current composition of the Board, our operating requirements and the long-term interests of our stockholders. The Nominating and Governance Committee has generally identified nominees based upon suggestions by outside directors, management and executive recruiting firms.

Process for Identifying and Evaluating Nominees

The Nominating and Governance Committee considers candidates by first evaluating the current members of the Board who intend to continue in service, balancing the value of continuity of service with that of obtaining new perspectives, skills and experience. If the Nominating and Governance Committee determines that an opening exists, the Committee identifies the desired skills and experience of a new nominee, including the need to satisfy rules of the SEC and NASDAQ.

The Nominating and Governance Committee generally will evaluate each candidate based on the extent to which the candidate contributes to the range of talent, skill and expertise appropriate for the Board generally, as well as the candidate's integrity, business acumen, diversity, availability, independence of thought, and overall ability to represent the interests of Symantec's stockholders. The Nominating and Governance Committee does not assign specific weights to particular criteria, and no particular criterion is necessarily applicable to all prospective nominees. Although the Nominating and Governance Committee uses these and other criteria as appropriate to evaluate potential nominees, the Committee has no stated minimum criteria for nominees. We have from time to time engaged, for a fee, a search firm to identify and assist the Nominating and Governance Committee with identifying, evaluating and screening Board candidates for Symantec and may do so in the future.

Stockholder Proposals for Nominees

The Nominating and Governance Committee will consider potential nominees properly submitted by stockholders. Stockholders seeking to do so should provide the information set forth in our corporate Bylaws regarding director nominations. The Committee will apply the same criteria for candidates proposed by stockholders as it does for candidates proposed by management or other directors.

To be considered for nomination by the Nominating and Governance Committee at next year's annual meeting of stockholders, submissions by security holders must be submitted by mail and must be received by the Corporate Secretary no later than April 13, 2009 to ensure adequate time for meaningful consideration by the Committee. Each submission must include the following information:

- the full name and address of the candidate;
- the number of shares of Symantec common stock beneficially owned by the candidate;
- a certification that the candidate consents to being named in the proxy statement and intends to serve on the Board if elected; and
- biographical information, including work experience during the past five years, other board positions, and educational background, such as is provided with respect to nominees in this proxy statement.

Information regarding requirements that must be followed by a stockholder who wishes to make a stockholder nomination for election to the Board for next year's annual meeting is described in this proxy statement under "Additional Information — Stockholder Proposals for the 2009 Annual Meeting."

Contacting the Board of Directors

Any stockholder who wishes to contact members of our Board may do so by mailing written communications to:

Symantec Corporation
20330 Stevens Creek Boulevard
Cupertino, California 95014
Attn: Corporate Secretary

The Corporate Secretary will review all such correspondence and provide regular summaries to the Board or to individual directors, as relevant, will retain copies of such correspondence for at least six months, and make copies of such correspondence available to the Board or individual directors upon request. Any correspondence relating to accounting, internal controls or auditing matters will be handled in accordance with Symantec's policy regarding accounting complaints and concerns.

Attendance of Board Members at Annual Meetings

The Board does not have a formal policy with respect to Board member attendance at our annual meetings of stockholders, as historically very few stockholders have attended Symantec's annual meeting of stockholders. Five directors attended Symantec's 2007 Annual Meeting of Stockholders in person or by telephone.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Board consists of ten directors, each of whom is nominated for election at the 2008 annual meeting, including nine independent directors and one member of our senior management. Each director is elected to serve a one-year term, with all directors subject to annual election. At the recommendation of the Nominating and Governance Committee, the Board has nominated the following ten persons to serve as directors for the term beginning at the annual meeting on September 22, 2008: Michael A. Brown, William T. Coleman, Frank E. Dangeard, Geraldine B. Laybourne, David L. Mahoney, Robert S. Miller, George Reyes, Daniel H. Schulman, John W. Thompson and V. Paul Unruh. Ms. Laybourne was appointed to the Board in October 2007 with such appointment to take effect on January 1, 2008. Ms. Laybourne was recommended by the Nominating and Governance Committee after one of our non-management directors recommended her for its consideration.

Unless proxy cards are otherwise marked, the persons named as proxies will vote all proxies **FOR** the election of each nominee named in this section. Proxies submitted to Symantec cannot be voted at the 2008 annual meeting for nominees other than those nominees named in this proxy statement. However, if any director nominee is unable or unwilling to serve at the time of the annual meeting, the persons named as proxies may vote for a substitute nominee designated by the Board. Alternatively, the Board may reduce the size of the Board. Each nominee has consented to serve as a director if elected, and the Board does not believe that any nominee will be unwilling or unable to serve if elected as a director. Each director will hold office until the next annual meeting of stockholders and until his or her successor has been duly elected and qualified or until his or her earlier resignation or removal.

Nominees for Director

The names of each nominee for director, their ages as of July 4, 2008, and other information about each nominee is shown below.

Nominee	Age	Principal Occupation	Director Since
John W. Thompson	59	Chairman of the Board of Directors and Chief Executive Officer	1999
Michael A. Brown	49	Director	2005
William T. Coleman	60	Founder, Chairman of the Board and Chief Executive Officer, Cassatt Corporation	2003
Frank E. Dangeard	50	Former Chairman and Chief Executive Officer, Thomson S.A.	2007
Geraldine B. Laybourne	61	Founder and Former Chairman and Chief Executive Officer, Oxygen Media	2008
David L. Mahoney	54	Director	2003
Robert S. Miller	66	Executive Chairman, Delphi Corporation	1994
George Reyes	54	Chief Financial Officer, Google Inc.	2000
Daniel H. Schulman	50	Chief Executive Officer, Virgin Mobile USA	2000
V. Paul Unruh	59	Director	2005

Mr. Thompson has served as Chairman of the Board and Chief Executive Officer since April 1999, and as President from April 1999 to January 2002. Mr. Thompson joined Symantec after 28 years at International Business Machines Corporation, a global information technology company, where he held senior executive positions in sales, marketing and software development. In his last assignment, he was general manager of IBM Americas and a member of the company's Worldwide Management Council. Mr. Thompson is a member of the board of directors of Seagate Technology, Inc. and United Parcel Service, Inc.

Mr. Brown was appointed to the Board in July 2005 following the acquisition of Veritas Software Corporation. Mr. Brown had served on the Veritas board of directors since 2003. Mr. Brown is currently the Chairman of Line 6, Inc., a provider of musical instruments, amplifiers and audio gear that incorporate digital signal processing. From 1984 to 2002, Mr. Brown held various senior management positions at Quantum Corporation, a global storage company, most recently as Chief Executive Officer from 1995 to 2002 and Chairman of the Board from 1998 to 2003. Mr. Brown is a member of the board of directors of Quantum Corporation, Nektar Therapeutics and one private company.

Mr. Coleman was appointed to the Board in January 2003. Mr. Coleman is a Founder, Chairman of the Board and Chief Executive Officer of Cassatt Corporation, a provider of solutions to automate information technology operations. Previously Mr. Coleman was co-founder of BEA Systems, Inc., an enterprise application and service infrastructure software provider, where he served as Chairman of the Board from the company's inception in 1995 until August 2002, Chief Strategy Officer from October 2001 to August 2002, and Chief Executive Officer from 1995 to October 2001. Mr. Coleman is a member of the board of directors of Palm, Inc.

Mr. Dangeard joined the Board in January 2007. Mr. Dangeard was the Chairman and Chief Executive Officer of Thomson S.A., a provider of digital video technologies, solutions and services, from September 2004 until March 2008. From 2002 to September 2004, Mr. Dangeard was Senior Executive Vice President of France Telecom, a global telecommunications operator and non-executive Chairman of Thomson. He joined Thomson in 1997 as Senior Executive Vice President and became a member of the Thomson board of directors in March 1999 and was appointed vice chairman in 2001. From 1989 to 1997, Mr. Dangeard was managing director of the investment banking firm, SG Warburg & Co. Ltd (later SBC Warburg) and from 1995, he was also chairman of SBC Warburg (France). Prior to that, he was a lawyer at Sullivan & Cromwell LLP in New York and London. Mr. Dangeard serves on the board of Electricite de France and Sonae SGPS, S.A. He graduated from the Ecole des Hautes Etudes Commerciales, from the Paris Institut d'Etudes Politiques and from Harvard Law School.

Ms. Laybourne joined the Board in January 2008. Ms, Laybourne founded Oxygen Media, a cable television network, in 1998 and served as its Chairman and Chief Executive Officer until November 2007 when the network was acquired by NBC Universal. Prior to founding Oxygen, Ms. Laybourne spent 16 years at Nickelodeon, a cable television network. From 1996 to 1998, Ms. Laybourne was President of Disney/ABC Cable Networks, a cable television network, where she was responsible for overseeing cable programming for the Walt Disney Company and ABC. Ms. Laybourne is a member of the board of directors of Insight Communications and Move.com and also serves on the board of trustees of Vassar College. Ms. Laybourne earned a Bachelor of Arts degree in art history from Vassar College and a Master of Science degree in elementary education from the University of Pennsylvania.

Mr. Mahoney was appointed to the Board in April 2003. Mr. Mahoney previously served as co-Chief Executive Officer of McKesson HBOC, Inc., a healthcare services company, and as Chief Executive Officer of iMcKesson LLC, also a healthcare services company, from 1999 to 2001. Mr. Mahoney is a member of the board of directors of Corcept Therapeutics Incorporated, Tercica Incorporated and several non-profit organizations.

Mr. Miller was appointed to the Board in September 1994. Since January 2007, Mr. Miller has served as Executive Chairman of Delphi Corporation, an auto parts supplier. From July 2005 until January 2007, Mr. Miller served as Chairman and Chief Executive Officer of Delphi Corporation. From January 2004 to June 2006, Mr. Miller was non-executive Chairman of Federal Mogul Corporation, an auto parts supplier. From 2001 to 2003, Mr. Miller was Chairman and Chief Executive Officer of Bethlehem Steel Corporation, a large steel producer. Prior to joining Bethlehem Steel, Mr. Miller served as Chairman and Chief Executive Officer on an interim basis upon the departure of Federal-Mogul's top executive in 2000. Delphi Corporation and certain of its subsidiaries filed voluntary petitions for reorganization under the United States Bankruptcy Code in October 2005, and Federal Mogul Corporation and Bethlehem Steel Corporation and certain of their subsidiaries, filed voluntary petitions for reorganization under the United States Bankruptcy Code in October 2001. Mr. Miller is a member of the board of directors of UAL Corporation and two private companies.

Mr. Reyes has been a member of the Board since July 2000. Mr. Reyes became the Chief Financial Officer of Google Inc., an advertising and Internet search solutions provider, in July 2002. Prior to joining Google, he served as Interim Chief Financial Officer for ONI Systems Corporation, an optical networking company, from February to June 2002. Prior to ONI Systems, Mr. Reyes spent 13 years at Sun Microsystems, Inc., a provider of network computing products and services, where he served in a number of finance roles, with his last position as Vice President — Treasurer from 1999 to 2001.

Mr. Schulman has been a member of the Board since March 2000. Mr. Schulman has served as Chief Executive Officer of Virgin Mobile USA, a cellular phone service provider, since 2001, and also served as a member of the board of directors of Virgin Mobile USA since 2001. From 2000 to 2001, Mr. Schulman was President and Chief Executive Officer of priceline.com Incorporated, an online travel company, after serving as President and Chief Operating Officer since July 1999.

Mr. Unruh was appointed to the Board in July 2005 following the acquisition of Veritas. Mr. Unruh had served on Veritas' board of directors since 2003. Mr. Unruh retired as Vice Chairman of the Bechtel Group, Inc., a global engineering and construction services company, in June 2003. During his 25-year tenure with Bechtel, Mr. Unruh held various positions in management including President of Bechtel Enterprises, Bechtel's finance, development and ownership arm, from 1997 to 2001 and Chief Financial Officer from 1992 to 1996. Mr. Unruh is a member of the board of directors of Move, Inc., Heidrick & Struggles International, Inc. and three private companies. Mr. Unruh is a certified public accountant.

Director Compensation

The following table provides information for fiscal year 2008 compensation for all non-employee directors of the company who served during the last fiscal year:

Fiscal Year 2008 Director Compensation

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(3)	Option Awards ($)(9)(10)	Total ($)
Michael A. Brown	55,010	189,586(4)(5)	29,497	$274,093
William T. Coleman	35,010	189,586(4)(5)	156,085	$380,681
Frank E. Dangeard	10,013	252,902(4)(6)	—	$262,915
Geraldine B. Laybourne(2)	14,479	13,902(7)	—	$ 23,381
David L. Mahoney	50,010	189,586(4)(5)	119,567	$359,163
Robert S. Miller(8)	50,013	214,584(4)(6)	156,085	$420,682
George Reyes	40,010	189,586(4)(5)	156,085	$385,681
David J. Roux*	15,013	214,584(4)(6)	9,713	$239,310
Daniel H. Schulman	55,010	189,586(4)(5)	156,085	$400,681
V. Paul Unruh	70,010	189,586(4)(5)	29,497	$289,093

* Former director.

(1) Non-employee directors receive an annual retainer fee of $50,000 plus an additional annual fee of $10,000 (Compensation Committee and Nominating and Governance Committee) or $15,000 (Audit Committee) for membership on each committee. The chair of each committee receives an additional annual fee of $10,000 (Compensation Committee and Nominating and Governance Committee) or $20,000 (Audit Committee). As indicated below in footnotes 5 and 6, the annual retainer fee is paid in a combination of cash and shares of our common stock.

(2) Ms. Laybourne was appointed to the Board on January 1, 2008.

(3) Amounts shown in this column reflect our accounting expense for these restricted stock unit awards and do not reflect whether the recipient has actually realized a financial benefit from the awards (such as by vesting in a restricted stock unit award). This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2008 fiscal year for the fair value of restricted stock units granted to the non-employee directors in accordance with Financial Accounting Standard No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). Restricted stock units were not granted to non-employee directors prior to fiscal 2007. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. As Mr. Roux ceased serving as a director on September 13, 2007, 9,906 of

his restricted stock unit awards were forfeited during fiscal 2008. For additional information about assumptions used in valuing our equity compensation awards, refer to Note 15 of the financial statements in our Form 10-K for the year ended March 28, 2008, as filed with the SEC.

(4) Messrs. Brown, Coleman, Dangeard, Mahoney, Miller, Reyes, Roux, Schulman, and Unruh were each granted 9,906 restricted stock units on May 2, 2007, with a per share fair value of $18.17 and a full grant date fair value of $179,992. As of March 28, 2008, each of these non-employee directors held 9,906 outstanding restricted stock units, with the exception of Mr. Roux. As Mr. Roux ceased serving as a director on September 13, 2007, all of his RSUs were forfeited during fiscal year 2008.

(5) In lieu of cash, Messrs. Brown, Coleman, Mahoney, Reyes, Schulman and Unruh each received 50% of their annual retainer fee of $50,000 in the form of our common stock. Accordingly, pursuant to the terms of the 2000 Director Equity Incentive Plan, they were each granted 1,402 shares at a per share fair value of $17.83, and a full fair value of $24,997. The balance of Messrs. Brown's, Coleman's, Mahoney's, Reyes's, Schulman's and Unruh's fees were paid in cash as reported in "Fees Earned or Paid in Cash" in the table above.

(6) In lieu of cash, Messrs. Dangeard, Miller, and Roux each elected to receive 100% of their annual retainer fee of $50,000 in the form of our common stock. Accordingly, pursuant to the terms of the 2000 Director Equity Incentive Plan, they were each granted 2,804 shares at a per share fair value of $17.83, and a full fair value of $49,995. The balance of Messrs. Dangeard's, Miller's, and Roux's fees were paid in cash and is reported in "Fees Earned or Paid in Cash" in the table above.

(7) Because Ms. Laybourne was appointed to the Board after the beginning of the fiscal year, she was granted a pro-rated award of 3,684 restricted stock units on January 2, 2008, with a per share fair value of $16.06 and a full grant date fair value of $59,165. As of March 28, 2008, Ms. Laybourne held 3,684 outstanding restricted stock units.

(8) Mr. Miller received an additional annual fee in the amount of $25,000 for his role as Lead Independent Director.

(9) Amounts shown in this column reflect our accounting expense for these awards and do not reflect whether the recipient has actually realized a financial benefit from the awards (such as by exercising stock options). This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2008 fiscal year for the fair value of stock options granted to the directors. The fair value was estimated using the Black-Scholes option pricing model in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information about assumptions used in valuing our equity compensation awards, refer to Note 15 of the financial statements in our Form 10-K for the year ended March 28, 2008, as filed with the SEC.

(10) In fiscal year 2008, there were no stock option grants to any person who served as a non-employee director. The outstanding stock option awards held by each non-employee director at 2008 fiscal year-end were: Mr. Brown (175,630), Mr. Coleman (164,000), Mr. Mahoney (106,000), Mr. Miller (148,000), Mr. Reyes (240,000), Mr. Schulman (89,168) and Mr. Unruh (180,630). Mr. Roux ceased serving as a director on September 13, 2007, and therefore, 203,114 of his stock option grants were cancelled during fiscal 2008.

The policy of the Board is that compensation for independent directors should be a mix of cash and equity-based compensation. Symantec does not pay employee directors for Board service in addition to their regular employee compensation. Independent directors may not receive consulting, advisory or other compensatory fees from the company. The Compensation Committee, which consists solely of independent directors, has the primary responsibility to review and consider any revisions to directors' compensation.

Director Stock Ownership Guidelines: To better align our directors' interests with those of our stockholders, the Compensation Committee instituted new stock ownership guidelines in May 2007. The Committee eliminated the previous 12 month minimum holding period for equity grants, making the new guidelines as follows:

- Directors must maintain a minimum holding of 10,000 shares of company stock;
- New directors will have three years to reach the minimum holding level; and
- Notwithstanding the foregoing, directors may sell enough shares to cover their income tax liability on vested grants.

Annual Fees: In accordance with the recommendation of the Compensation Committee, the Board determined the non-employee directors' compensation for fiscal year 2008 as follows:

- $50,000 annual cash retainer
- $10,000 annual fee for committee membership ($15,000 for Audit Committee membership)
- $10,000 annual fee for chairing a committee of the Board ($20,000 for chairing the Audit Committee)
- $25,000 annual fee for the Lead Independent Director

The payment of the annual cash retainer is subject to the terms of the 2000 Director Equity Incentive Plan, as amended, which requires that at least 50% of the annual retainer fee be paid in the form of unrestricted, fully-vested shares of our common stock. We pay the annual retainer fee and any additional annual fees to each director at the beginning of the fiscal year. Directors who join the company after the beginning of the fiscal year receive a prorated cash payment in respect of their annual retainer fee and fees. These payments are considered earned when paid. Accordingly, we do not require them to be repaid in the event a director ceases serving in the capacity for which he or she was compensated.

Annual Equity Awards. Each non-employee member of the Board receives an annual award of restricted stock units having a fair market value on the grant date equal to $180,000, with this value prorated for new non-employee directors from the date of such director's appointment to our Board to the date of the first Board meeting in the following fiscal year. The restricted stock unit awards granted for fiscal year 2008 were granted on May 2, 2007 and vested in full on May 2, 2008. The restricted unit awards granted for fiscal year 2009 were granted on April 30, 2008 and will vest in full on April 30, 2009. Since the beginning of fiscal year 2007, we have not made option grants to our directors. Option grants made to our non-employee directors in fiscal 2006 and prior years were subject to a four-year vesting schedule. In the event of a merger or consolidation in which Symantec is not the surviving corporation or another similar change in control transaction involving Symantec, all unvested stock option and restricted stock unit awards made to non-employee directors under the programs described above will accelerate and vest in full.

Symantec stock ownership information for each of our directors is shown under the heading "Security Ownership of Certain Beneficial Owners and Management" in this proxy statement.

THE BOARD RECOMMENDS A VOTE *"FOR"* ELECTION OF EACH OF THE TEN NOMINATED DIRECTORS.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about Symantec's common stock that may be issued upon the exercise of options, warrants and rights under all of Symantec's existing equity compensation plans as of March 28, 2008:

	Equity Compensation Plan Information		
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	69,550,040	$15.53	51,228,569(1)
Equity compensation plans not approved by security holders	835,529(2)(3)	$ 6.49	—
Total	70,385,569	15.42	51,228,569

(1) Represents 9,618,489 shares remaining available for future issuance under Symantec's 1998 Employee Stock Purchase Plan, 209,599 shares remaining available for future issuance under Symantec's 2002 Executive Officer's Stock Purchase Plan, 54,449 shares remaining available for future issuance under Symantec's 2000 Director Equity Incentive Plan and 41,346,032 shares remaining available for future issuance under Symantec's 2004 Equity Incentive Plan. Note that such numbers do not reflect the shares proposed to be reserved under the amended and restated 2004 Equity Incentive Plan and the 2008 Employee Stock Purchase Plan under Proposal Nos. 2 and 3.

(2) Excludes outstanding options and restricted stock unit awards to acquire 26,770,874 shares as of March 28, 2008 that were assumed as part of the Veritas acquisition. Excludes outstanding options and restricted stock unit awards to acquire 3,238,151 shares as of March 28, 2008 that were assumed as part of other acquisitions. The weighted average exercise price of these outstanding options was $21.21 as of March 28, 2008. In connection with these acquisitions, Symantec has only assumed outstanding options and rights, but not the plans themselves, and therefore, no further options or rights may be granted under these acquired-company plans.

(3) Represents 825,549 outstanding options to purchase shares under Symantec's 2001 Non-Qualified Equity Incentive Plan, and 9,980 options outstanding under Symantec's 1999 Acquisition Plan. As noted below, the 2001 Non-Qualified Equity Incentive Plan was terminated in September 2004 in connection with the adoption of the Symantec 2004 Equity Incentive Plan. A total of 4,000,000 shares of common stock were originally authorized and reserved for issuance under the 1999 Acquisition Plan. As noted below, the 1999 Acquisition Plan was terminated in October 2005.

Material Features of Equity Compensation Plans Not Approved by Stockholders

2001 Non-Qualified Equity Incentive Plan

The 2001 Non-Qualified Equity Incentive Plan was terminated in September 2004 in connection with the adoption of the Symantec 2004 Equity Incentive Plan. As of March 28, 2008, options to purchase 825,549 shares were outstanding under the 2001 Non-Qualified Equity Incentive Plan.

Terms of Options. Symantec's Compensation Committee determined many of the terms and conditions of each option granted under the plan, including the number of shares for which the option was granted, the exercise price of the option and the periods during which the option may be exercised. Each option is evidenced by a stock option agreement in such form as the Committee approved and is subject to the following conditions (as described in further detail in the plan):

- *Vesting and Exercisability:* Options and restricted shares become vested and exercisable, as applicable, within such periods, or upon such events, as determined by the Compensation Committee in its discretion and as set forth in the related stock option or restricted stock agreement. To date, as a matter of practice, options under the plan have generally been subject to a four-year vesting period. Options terminate ten years or less from the date of grant.

- *Exercise Price:* The exercise price of each option granted was not less than 100% of the fair market value of the shares of common stock on the date of the grant.
- *Tax Status:* All options granted under the plan are non-qualified stock options.
- *Method of Exercise:* The option exercise price is typically payable in cash or by check, but may also be payable, at the discretion of the Committee, in other forms of consideration.
- *Termination of Employment:* Options cease vesting on the date of termination of service or death of the participant. Options granted under the plan generally expire three months after the termination of the optionee's service to Symantec or a parent or subsidiary of Symantec, except in the case of death or disability, in which case the options generally may be exercised up to 12 months following the date of death or termination of service. However, if the optionee is terminated for cause, the optionee's options expire upon termination of employment.

Corporate Transactions. In the event of a change of control of Symantec (as defined in the plan), the buyer may either assume the outstanding awards or substitute equivalent awards. In the event the buyer fails to assume or substitute awards issued under the plan, all awards will expire upon the closing of the transaction.

Term and Amendment of the Plan. The plan was terminated in September 2004, except that outstanding options granted thereunder will remain in place for the term of such options.

1999 Acquisition Plan

The purpose of this plan was to issue stock options in connection with Symantec's acquisition of URLabs in September 1999.

Eligibility for Participation. Employees, officers, consultants, independent contractors and advisors to Symantec, or of any subsidiary or affiliate of Symantec, are eligible to receive stock options under this plan. Options awarded to officers may not exceed in the aggregate 30% of all shares available for grant under the plan.

Terms of Options. Many of the terms of the options are determined by the Compensation Committee, and are generally the same in all material respects as the terms described above with respect to Symantec's 2001 Non-Qualified Equity Incentive Plan, except that the 1999 Acquisition Plan does not contain a provision for the expiration of employees' options upon a termination for cause.

Term and Amendment of the Plan. The plan was terminated by the Board on October 18, 2005, except that outstanding options granted thereunder will remain in place for the term of such options.

PROPOSAL NO. 2

AMENDMENT AND RESTATEMENT OF 2004 EQUITY INCENTIVE PLAN

You are being asked to approve the amendment and restatement of our 2004 Equity Incentive Plan (the *"2004 Plan"*), including the reservation of an additional 50,000,000 shares of our common stock for issuance thereunder (representing approximately 6.0% of our outstanding common stock as of July 4, 2008). The 2004 Plan was originally approved at Symantec's 2004 Annual Meeting of Stockholders. The Board approved this amendment and restatement of the 2004 Plan on April 29, 2008, subject to stockholder approval at the annual meeting.

We seek to increase the number of shares reserved for issuance under the 2004 Plan by 50,000,000 shares. Our stockholders previously approved the reservation of an aggregate of 58,000,000 shares for issuance under the 2004 Plan, plus an additional number of shares that might transfer to the 2004 Plan upon cancellation of awards granted under our 1996 Equity Incentive Plan (the *"Prior Plan"*). We no longer grant awards under the Prior Plan. As of July 4, 2008, approximately 20,400,000 shares have already been transferred to the 2004 Plan upon cancellation or forfeiture of Prior Plan awards. While approximately 35,000,000 shares remain subject to options still outstanding under the Prior Plan, we estimate that less than half of these shares will ever become available for grant under the 2004 Plan because approximately 19,000,000 of these options were vested and "in the money" as of July 4, 2008. Our usage of shares under the 2004 Plan as of July 4, 2008 is as follows:

- 4,895,366 shares are issued and outstanding as a result of option exercises and settlement of RSUs (and are therefore not available for future grant);
- 38,896,594 shares are subject to outstanding options and RSUs;
- 23,016,199 shares are available for future issuance (excluding shares that might in the future transfer from the Prior Plan as noted above); and
- 11,566,459 shares have become unavailable for issuance since we deduct from the shares reserved under the 2004 Plan two shares for every one RSU share we grant.

The use of equity compensation has historically been a significant part of our overall compensation philosophy at Symantec and is a practice that we plan to continue. The 2004 Plan serves as an important part of this practice and is a critical part of the compensation package that we offer our personnel. We believe that the use of stock options, restricted stock units and other equity-based incentives are critical for us to attract and retain the most qualified personnel and to respond to relevant market changes in equity compensation practices. In addition, awards under the 2004 Plan provide our employees an opportunity to acquire or increase their ownership stake in us, and we believe this alignment with our stockholders' interests creates a strong incentive to work hard for our growth and success.

Proposed Increase in Reserved Shares

As of July 4, 2008, options to purchase a total of 89,393,731 shares of our common stock were outstanding under all of our equity compensation plans at a weighted average exercise price of $18.42 and with a weighted average remaining life of 4.5 years. There were also a total of 10,916,087 shares subject to issuance upon vesting and settlement of outstanding restricted stock unit awards issued under our equity compensation plans. In addition to the shares available for issuance under the 2004 Plan and the Prior Plan described above, as of July 4, 2008, 40,119 shares remain available for issuance under our 2000 Director Equity Incentive Plan and 209,599 shares remain available for issuance under our 2002 Executive Officer's Stock Purchase Plan. The 2004 Plan is the only plan under which we currently have authority to grant options or stock awards.

One of the important factors that we consider in administering our equity compensation programs is our "burn rate," meaning the number of shares that we utilize under the 2004 Plan each year. Our gross and net burn rates have been under 3% since fiscal 2005. For fiscal year 2008, our gross burn rate was 2.52%, our net burn rate was 1.93%, and our overhang was 16.3%. Please see "Executive Compensation and Related Information — Compensation Discussion & Analysis (CD&A)" beginning on page 42 for more discussion of our burn rates and overhang analysis.

The reservation of an additional 50,000,000 shares for issuance under the 2004 Plan is consistent with our anticipated burn rate over at least the next two years. The closing market price of our common stock on July 25, 2008 was $19.45 per share.

Summary of Material Terms of 2004 Equity Incentive Plan (as amended and restated)

The material terms of the 2004 Plan include the following:

- employees (including officers), consultants, independent contractors, advisors and members of our Board (including non-employee directors) are eligible to participate in the 2004 Plan;
- the types of awards that may be granted are stock options, restricted stock awards, restricted stock units and stock appreciation rights;
- shares that are subject to issuance upon exercise of an option but cease to be subject to such option for any reason (other than exercise of such option), shares that are subject to an award that is granted but is subsequently forfeited or repurchased by Symantec at the original issue price and shares that are subject to an award that terminates without shares being issued will again be available for grant and issuance under the 2004 Plan;
- shares that are withheld to pay the exercise or purchase price of an award or to satisfy any tax withholding obligations in connection with an award, shares that are not issued or delivered as a result of the net settlement of an outstanding option or stock appreciation right and shares that are repurchased on the open market with the proceeds of an option exercise price will not be available again for grant and issuance under the 2004 Plan;
- for purposes of determining the number of shares available for grant under the 2004 Plan against the maximum number of shares authorized, any full-value award (i.e., an award of restricted stock or restricted stock units) will reduce the number of shares available for issuance by two shares for every share issued, and any other award (i.e., an option or stock appreciation right) will reduce the number of shares available for issuance by one share for every share issued;
- the per-share exercise price of stock options granted under the 2004 Plan must equal at least the fair market value of a share of our common stock on the grant date of the option;
- the exercise price of an option or stock appreciation right may not be reduced (repriced) without stockholder approval (other than in connection with certain corporate transactions, including stock splits, stock dividends, mergers, spin-offs and certain other similar transactions);
- no person will be eligible to receive more than 2,000,000 shares in any calendar year pursuant to the grant of awards under the 2004 Plan (no more than 400,000 of which can be as awards of restricted stock or restricted stock units) except that new employees are eligible to receive up to a maximum of 3,000,000 shares in the calendar year in which they commence employment (no more than 600,000 of which can be as awards of restricted stock or restricted stock units);
- in the event of a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of Symantec without consideration or if there is a change in the corporate structure of Symantec, then (a) the number of shares reserved for issuance under the 2004 Plan, (b) the limits on the number of shares that may be issued to participants in a calendar year, (c) the exercise price and number of shares subject to outstanding options and (d) the purchase price and number of shares subject to other outstanding awards, including restricted stock awards, will be proportionately adjusted, subject to any required action by our Board or our stockholders and subject to compliance with applicable securities laws;
- stockholder approval is required for certain types of amendments to the 2004 Plan; and
- the 2004 Plan will terminate on July 20, 2014 unless terminated earlier.

Summary Description of 2004 Equity Incentive Plan (as amended and restated)

The following is a summary of the principal provisions of the 2004 Plan, as proposed for approval. This summary does not purport to be a complete description of all of the provisions of the 2004 Plan. It is qualified in its entirety by reference to the full text of the 2004 Plan. A copy of the 2004 Plan has been filed with the SEC with this proxy statement, and any stockholder who wishes to obtain a copy of the 2004 Plan may do so by written request to the Corporate Secretary at Symantec's headquarters in Cupertino, California.

Purpose of the 2004 Plan. The primary purpose of the 2004 Plan is to provide incentives to attract, retain and motivate eligible persons whose contributions are important to the success of Symantec, our subsidiaries and affiliates, by offering them an opportunity to participate in our future performance through awards of options, stock appreciation rights, restricted stock units and restricted stock awards. To date, we have issued only options and restricted stock units under the 2004 Plan. In addition, the 2004 Plan is intended to align the interests of our employees with the interests of Symantec's stockholders by providing participants with the opportunity to share in any appreciation in the value of our stock that their efforts help bring about. The 2004 Plan is an essential component of the total compensation package offered to employees, reflecting the importance that Symantec places on motivating and rewarding superior results with long-term, performance-based incentives.

Shares Reserved for Issuance. The history and status of the number of shares reserved for issuance, made subject to awards and issued under the 2004 Plan are described above. Shares that are subject to issuance upon exercise of an option but cease to be subject to such option for any reason (other than exercise of such option), shares that are subject to an award that is granted but is subsequently forfeited or repurchased by Symantec at the original issue price and shares that are subject to an award that terminates without shares being issued will again be available for grant and issuance under the 2004 Plan. Shares that are withheld to pay the exercise or purchase price of an award or to satisfy any tax withholding obligations in connection with an award, shares that are not issued or delivered as a result of the net settlement of an outstanding option or stock appreciation right and shares that are repurchased on the open market with the proceeds of an option exercise price will not be available again for grant and issuance under the 2004 Plan.

Administration. Symantec's Compensation Committee administers the 2004 Plan except when our Board decides to directly administer the 2004 Plan (either being the "*Committee*"). The Committee determines the persons who are to receive awards, the number of shares subject to each award and the other terms and conditions of such awards. The Committee also has the authority to interpret the provisions of the 2004 Plan and any awards granted thereunder and to modify awards granted under the 2004 Plan. The Committee may not, however, reprice options or stock appreciation rights issued under the 2004 Plan without prior approval of Symantec's stockholders (other than in connection with certain corporate transactions, including stock splits, stock dividends, mergers, spin-offs and certain similar transactions). To the extent permitted by applicable laws, the Committee may delegate to one or more officers of Symantec the authority to grant awards under the 2004 Plan to participants who are not officers, directors or other employees subject to Section 16 of the Exchange Act.

Eligibility. The 2004 Plan provides that awards may be granted to employees, officers, directors (including non-employee directors), consultants, independent contractors and advisors of Symantec or any parent, subsidiary or affiliate of Symantec as the Committee may determine. However, incentive stock options ("*ISOs*") may only be granted to employees of Symantec or any parent or subsidiary of Symantec. The actual number of individuals who will receive awards cannot be determined in advance because the Committee has discretion to select the participants and determine in each case the size of any award. As of July 4, 2008, there were approximately 17,800 employees and consultants, including nine executive officers, and nine non-employee directors eligible to receive discretionary and/or automatic awards under the 2004 Plan.

Section 162(m) Considerations. Section 162(m) of the Internal Revenue Code of 1986, as amended (the "*Code*") generally disallows a tax deduction to public companies for compensation in excess of $1 million paid to the company's Chief Executive Officer or any of the three other most highly compensated officers. Certain performance-based compensation is specifically exempt from this deduction limit if it otherwise meets the requirements of Section 162(m). Stock options and other equity awards pursuant to which the recipient's compensation is based solely on the appreciation of the value of the underlying shares from the date of grant until the date of the income recognition event may qualify as performance-based compensation if the company satisfies certain requirements in connection with the plan under which the awards are granted. Specifically, the plan must be stockholder-approved and must contain a limit on the number of shares that may be granted to any one individual under the plan during a specified period. Accordingly, the 2004 Plan provides that no person will be eligible to receive more than 2,000,000 shares in any calendar year pursuant to the grant of awards under the 2004

Plan (no more than 400,000 of which can be as awards of restricted stock or restricted stock units) except that new employees of Symantec, or any parent, subsidiary or affiliate of Symantec, are eligible to receive up to a maximum of 3,000,000 shares in the calendar year in which they commence employment (no more than 600,000 of which can be as awards of restricted stock or restricted stock units).

Additional requirements apply to certain forms of compensation, such as restricted stock units and restricted stock awards, in order for them to qualify as performance-based compensation, including a requirement that payment of the value of such awards be contingent upon achievement of performance goals that are established in a manner specified under Section 162(m) of the Code. The 2004 Plan permits Symantec to issue awards incorporating such performance objectives and provides that these performance objectives may be based upon: (a) net revenue and/or net revenue growth; (b) earnings before income taxes and amortization and/or earnings before income taxes and amortization growth; (c) operating income and/or operating income growth; (d) net income and/or net income growth; (e) earnings per share ("EPS") and/or earnings per share growth; (f) total stockholder return and/or total stockholder return growth; (g) return on equity; (h) operating cash flow return on income; (i) adjusted operating cash flow return on income; (j) economic value added; and (k) individual business objectives (collectively, the *"Performance Factors"*). To the extent that the Committee determines that an award will be granted subject to Performance Factors, such factors will be specified with respect to a particular award by the Committee in a manner designed to comply with Section 162(m).

Stock Options. As discussed above, the Committee determines the terms and conditions of awards granted under the 2004 Plan, including whether an option will be an ISO or a non-qualified stock option *("NQSO")*. As a matter of practice, all options currently being granted are NQSOs. Each option is evidenced by an agreement in such form as the Committee approves and is subject to the following conditions (as described in further detail in the 2004 Plan):

- *Vesting and Exercisability:* Options become vested and exercisable, as applicable, within such periods, or upon such events, as determined by the Committee and as set forth in the related stock option agreement. Under the 2004 Plan, the maximum term of each option is ten years from the date of grant. As a matter of practice, options have generally been subject to a four-year vesting period with a one-year period before any vesting occurs and are currently granted with a maximum term of seven years from the date of grant.

- *Exercise Price:* Each stock option agreement states the exercise price of the option, which may not be less than 100% of the fair market value of Symantec common stock on the date of the grant. The fair market value of our shares is generally the closing price for our shares on the Nasdaq Global Select Market on the relevant date as reported in *The Wall Street Journal.*

- *Method of Exercise:* The exercise price of options and the purchase price, if any, of other stock awards may be paid by cash, check, wire transfer, cancellation of indebtedness, surrender of shares previously held, broker assisted same-day sales, net exercise, waiver of compensation and any other method permitted by the Committee and applicable law.

- *Termination of Employment:* Options cease vesting on the date of termination of service or the death or disability of the participant. Options granted under the 2004 Plan generally expire three months after the termination of the participant's service to Symantec, except in the case of death or disability, in which case the awards generally may be exercised to the extent vested and exercisable up to 12 months following the date of death or termination of service. However, if the participant is terminated for cause, the participant's options will expire upon termination.

- *Change of Control:* In the event of a change of control of Symantec (as set forth in the 2004 Plan), the buyer may either assume outstanding awards or substitute equivalent awards. If the buyer fails to assume or substitute awards issued under the 2004 Plan, all awards will expire upon the closing of the transaction, and our Board will determine whether the change of control will have any additional effect, including acceleration of the vesting period of the awards. Formula restricted stock unit grants to non-employee directors will fully vest upon a change of control.

Non-Employee Director Equity Awards. The 2004 Plan provides for an annual non-discretionary award of restricted stock units with a value of $180,000 on the date of grant to each non-employee director on the first business day following the first regular Board meeting of each fiscal year. The 2004 Plan also provides for the automatic grant of restricted stock units with a value of $180,000, pro-rated based on the number of days from the director's election date through the date of the first regular Board meeting of the following fiscal year, on the date of grant to each new non-employee director on the first business day following the director's election to the Board. The restricted stock units granted under this program vest one year from the date of grant as long as the non-employee director serves on the Board on such vesting date.

Restricted Stock Units. Restricted stock units represent the right to receive shares at a specified date in the future, subject to forfeiture of such right due to termination of services or failure to achieve specified performance conditions (including Performance Factors) applicable to such units. Restricted stock units will be evidenced by a written agreement between us and the recipient, and the terms and conditions applicable to restricted stock units may vary from recipient to recipient. The Committee determines all terms of restricted stock units (except with respect to the automatic grant of restricted stock units to our non-employee directors) including, without limitation, the number of shares subject to the grant, the time or times during which the restricted stock units may be settled, the consideration (cash or shares) to be distributed upon settlement of the restricted stock units and the effect a termination of recipient's services will have on the restricted stock units. Restricted stock units may vest upon the passage of time in connection with services performed for us, upon achievement of performance criteria or upon other criteria as determined by the Committee. Payment upon settlement of a restricted stock unit may be made in the form of cash, shares or a combination thereof, either in a lump sum payment or in installments, as the Committee shall determine.

Restricted Stock Awards. Each restricted stock award is evidenced by a restricted stock agreement in such form as the Committee approves which will contain provisions regarding the number of shares the participant may be issued, the purchase price, if any, and the restrictions to which the shares will be subject. Shares subject to a restricted stock award may become vested over time or upon completion of performance goals (including Performance Factors) set out in advance. Restricted stock awards shall immediately cease to vest if a participant is terminated for any reason, unless provided otherwise in the applicable restricted stock agreement or unless otherwise determined by the Committee, and Symantec will generally have the right to repurchase any such unvested shares.

Stock Appreciation Rights. Stock appreciation rights *("SARs")* are awards in which the participant is deemed granted a number of shares, subject to vesting, at an exercise price of not less than 100% of the fair market value of Symantec common stock on the date of grant. When the SARs vest, then the participant can exercise the SARs. Exercise, however, does not mean the number of shares deemed granted are issued. Rather, the participant will receive cash or shares, as determined by the Committee, having a value at the time of exercise equal to (1) the number of shares deemed exercised, times (2) the amount by which Symantec's stock price on the date of exercise exceeds the exercise price of SARs. Vesting may be based on the passage of time in connection with services performed for us or upon achievement of performance goals (including Performance Factors) as determined by the Committee. Under the 2004 Plan, the maximum term of each SAR is ten years from the date of grant.

Adjustment of Shares. In the event of a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of the Company without consideration or if there is a change in the corporate structure, then (a) the number of shares reserved for issuance under the 2004 Plan, (b) the limits on the number of shares that may be issued to participants in a calendar year, (c) the exercise price and number of shares subject to outstanding options and (d) the purchase price and number of shares subject to other outstanding awards, including restricted stock awards, will be proportionately adjusted, subject to any required action by our Board or our stockholders and subject to compliance with applicable securities laws. Fractions of a share will not be issued but will be rounded down to the nearest whole share, and may be replaced by a cash payment equal to the fair market value of such fraction of a share, as determined by the Committee.

Nontransferability of Awards. Awards granted under the 2004 Plan will not be transferable by the participant, other than by will or by the laws of descent and distribution or as consistent with the award agreement for the award. All awards will be exercisable during the participant's lifetime only by the participant or the participant's guardian or legal representative and after the participant's death by the legal representative of the participant's heirs.

Amendment and Termination of the 2004 Plan. Our Board may at any time terminate or amend the 2004 Plan in any respect, including without limitation our Board may amend the non-employee director formula restricted stock unit grants; provided, that our Board may not, without the approval of the stockholders of Symantec, amend the 2004 Plan to increase the number of shares that may be issued under the 2004 Plan, change the designation of employees or class of employees eligible for participation in the 2004 Plan or materially modify a provision of the 2004 Plan if the modification requires stockholder approval under rules of the NASDAQ Stock Market. In addition, except in connection with certain corporate transactions involving the Company, including stock splits, stock dividends, mergers, spin-offs and certain other similar transactions, the Committee may not reduce the exercise price of (reprice) options or stock appreciation rights issued under the 2004 Plan without prior approval of Symantec's stockholders. Unless earlier terminated, the 2004 Plan will terminate on July 20, 2014.

Summary of Federal Income Tax Consequences of Awards Granted under the 2004 Equity Incentive Plan

The following is a general summary as of the date of this proxy statement of the U.S. federal income tax consequences to Symantec and participants in the 2004 Plan with respect to awards granted under the 2004 Plan. U.S. federal tax laws may change and U.S. federal, state and local tax consequences for any participant will depend upon his or her individual circumstances.

Tax Treatment of the Participant

Incentive Stock Options. An optionee will recognize no income upon grant of an ISO and will incur no tax upon exercise of an ISO unless for the year of exercise the optionee is subject to the alternative minimum tax (*"AMT"*). If the optionee holds the shares purchased upon exercise of the ISO (the *"ISO Shares"*) for more than one year after the date the ISO was exercised and for more than two years after the ISO's grant date (the *"required holding period"*), then the optionee generally will realize long-term capital gain or loss (rather than ordinary income or loss) upon disposition of the ISO Shares. This gain or loss will equal the difference between the amount realized upon such disposition and the amount paid for the ISO Shares upon the exercise of the ISO.

If the optionee disposes of ISO Shares prior to the expiration of the required holding period (a *"disqualifying disposition"*), then gain realized upon such disposition, up to the difference between the option exercise price and the fair market value of the ISO Shares on the date of exercise (or, if less, the amount realized on a sale of such ISO Shares), will be treated as ordinary income. Any additional gain will be capital gain, and treated as long-term capital gain or short-term capital gain depending upon the amount of time the ISO Shares were held by the optionee.

Alternative Minimum Tax. The difference between the exercise price and fair market value of the ISO Shares on the date of exercise is an adjustment to income for purposes of the AMT. The AMT (imposed to the extent it exceeds the taxpayer's regular tax) is currently 26% of an individual taxpayer's alternative minimum taxable income (28% in the case of alternative minimum taxable income in excess of $175,000). Alternative minimum taxable income is determined by adjusting regular taxable income for certain items, increasing that income by certain tax preference items and reducing this amount by the applicable exemption amount. If a disqualifying disposition of the ISO Shares occurs in the same calendar year as exercise of the ISO, there is no AMT adjustment with respect to those ISO Shares. Also, upon a sale of ISO Shares that is not a disqualifying disposition, alternative minimum taxable income is reduced in the year of sale by the excess of the fair market value of the ISO Shares at exercise over the amount paid for the ISO Shares.

Non-Qualified Stock Options. An optionee will not recognize any taxable income at the time a NQSO is granted. However, upon exercise of a NQSO, the optionee must include in income as compensation an amount equal to the difference between the fair market value of the shares on the date of exercise and the optionee's exercise price. The included amount must be treated as ordinary income by the optionee and will be subject to income tax withholding by Symantec if the optionee is an employee. Upon resale of the shares by the optionee, any subsequent appreciation or depreciation in the value of the shares will be treated as long-term or short-term capital gain or loss depending upon the amount of time the NQSO shares were held by the optionee.

Restricted Stock Units. In general, no taxable income is realized upon the grant of a restricted stock unit award. The participant will generally include in ordinary income, which will be subject to income tax withholding by Symantec if the participant is an employee, the fair market value of the shares of stock that are delivered to the participant upon settlement, which generally occurs at the time the restricted stock units vest. The 2004 Plan allows the Company to withhold shares from the restricted stock unit award to satisfy the Participant's withholding tax obligation, with Symantec retiring those shares and being required to tender cash from its general funds to the applicable tax authorities in an amount equal to the value of the shares withheld.

Restricted Stock. A participant receiving restricted shares for services recognizes taxable income when the shares become vested. Upon vesting, the participant will include in ordinary income an amount, which will be subject to income tax withholding by Symantec if the participant is an employee, equal to the difference between the fair market value of the shares at the time they become substantially vested and any amount paid for the shares. Upon resale of the shares by the participant, subsequent appreciation or depreciation in the value of the shares is treated as long-term or short-term capital gain or loss depending on the amount of time the shares were held by the participant.

Stock Appreciation Rights. A grant of a stock appreciation right has no federal income tax consequences at the time of grant. Upon the exercise of stock appreciation rights, the value of the shares or other consideration received is generally taxable to the recipient as ordinary income, which will be subject to income tax withholding by Symantec if the recipient is an employee.

Section 409A. The American Jobs Creation Act of 2004 added Section 409A to the tax code, generally effective January 1, 2005. The IRS has issued proposed and final regulations that, in part, give employers until the end of 2008 to effect written Section 409A implementation in almost all circumstances. Section 409A covers most programs that defer the receipt of compensation to a succeeding year. It provides rules for elections to defer (if any) and for timing of payouts. There are significant penalties placed on the individual employee if compensation does not conform to the strict requirements of Section 409A. While Section 409A may affect the timing of our withholding obligations, it does not affect our ability to deduct deferred compensation. Section 409A generally would not apply to stock options granted under the 2004 Plan. It may apply to restricted stock units granted under the 2004 Plan. The 2004 Plan allows for us to defer the issuance of shares with respect to 2004 Plan awards.

Tax Treatment of Symantec

Subject to any withholding requirement, the standard of reasonableness, and (if applicable) Section 162(m) of the Code, Symantec generally will be entitled to a deduction to the extent any participant recognizes ordinary income from an award granted under the 2004 Plan.

ERISA Information

The 2004 Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Accounting Treatment

Symantec will recognize compensation expense in connection with awards granted under the 2004 Plan as required under applicable accounting standards, including under Statement of Financial Accounting Standards No. 123(R). Symantec currently recognizes compensation expense associated with equity awards over an award's requisite service period and establishes fair value of equity awards in accordance with applicable accounting standards.

New Plan Benefits

Except as described in "Summary Description of 2004 Equity Incentive Plan (as amended and restated) — Non-Employee Director Equity Awards" above, future awards to directors, executive officers, employees and other eligible participants under the 2004 Plan are discretionary and cannot be determined at this time. Further, since the number of shares subject to the restricted stock units to be automatically granted to non-employee directors under the 2004 Plan depends on the fair market value of our common stock at future dates, it is not possible to determine the exact number of shares that will be subject to such future restricted stock unit awards.

As of July 4, 2008, the following named executive officers had received grants of options and restricted stock units relating to the number of the shares listed after his or her name during the fiscal year ending April 3, 2009: John W. Thompson — 115,000 RSUs and 380,000 options; Enrique T. Salem — 50,000 RSUs and 240,000 options; James A. Beer — 30,000 RSUs and 100,000 options; Gregory W. Hughes — 30,000 RSUs and 100,000 options; and Janice Chaffin — 30,000 RSUs and 90,000 options. Former employees, Gregory S. Butterfield and Thomas W. Kendra, did not receive grants of options or restricted stock units during the 2009 fiscal year. During that same period, all executive officers as a group were granted an aggregate of 347,333 RSUs and 1,187,000 options and all directors who are not executive officers, as a group, were granted 94,068 RSUs and no options. Additional information about equity awards made to our named executive officers and directors during fiscal year 2008 and equity awards held by our named executive officers as of the end of fiscal year 2008 are contained in the following tables and their related footnotes contained elsewhere in this proxy statement: Fiscal Year 2008 Director Compensation (beginning on page 13), Grants of Plan-Based Awards in Fiscal 2008 (beginning on page 56) and Outstanding Equity Awards At 2008 Fiscal Year-End (beginning on page 58). Each executive officer and each person who previously served as an executive officer during fiscal year 2008 and remains employed by Symantec has an interest in Proposal No. 2.

THE BOARD RECOMMENDS A VOTE *"FOR"* APPROVAL OF PROPOSAL NO. 2

PROPOSAL NO. 3

ADOPTION OF 2008 EMPLOYEE STOCK PURCHASE PLAN

At the annual meeting, we seek approval by our stockholders of our new 2008 Employee Stock Purchase Plan (the "*New ESPP*") and the reservation of 20,000,000 shares of our common stock for issuance under the New ESPP (representing approximately 2.4% of our outstanding common stock as of July 4, 2008). The New ESPP was adopted by our Board on April 29, 2008 and will become effective immediately upon stockholder approval. We anticipate that the first Offering Period (as defined below) under the plan will begin on February 16, 2009. The terms of the New ESPP are substantially similar to the terms of our 1998 Employee Stock Purchase Plan, as amended (the "Old ESPP"), and are summarized below.

The purpose of the New ESPP is to continue providing our employees and employees of our subsidiaries and affiliates with the ability to acquire shares of our common stock at a discount to the purchase date fair market value through accumulated payroll deductions. This is a long-standing benefit program and we believe it is important in helping us retain employees and helping align the interests of our employees with those of our stockholders. We seek approval of the New ESPP because the Old ESPP terminates for all purposes when the final offering period under the Old ESPP ends on February 15, 2009. As of July 4, 2008, an aggregate of 28,985,911 shares of common stock have been issued, and 9,618,489 shares remain available for future issuance, under the Old ESPP. We anticipate that approximately 4,500,000 shares will remain unissued under the Old ESPP when it expires in January 2009.

If our stockholders approve the New ESPP, this approval will satisfy the stockholder approval requirements under Section 423 of the Code and so permit certain participants to receive special tax treatment under Code Section 423 with respect to the purchase and sale of the shares purchased under the plan. The New ESPP also allows us the flexibility to create sub-plans which are designed to achieve tax, securities law or other Company compliance objectives in particular locations outside the United States and which are not required to comply with the requirements of Code Section 423. We believe this new feature expands our ability to design global compensation programs by facilitating participation by employees of Symantec or our subsidiaries or affiliates who are foreign nationals or employed or reside outside the United States. If the New ESPP is not approved by our stockholders, the Old ESPP will terminate pursuant to its terms so that no new offering periods will commence after January 1, 2009, its final offering period will end on February 15, 2009 and we would thereafter not be able to offer to eligible employees this means of acquiring our common stock.

In 2005, our Board amended the terms of the Old ESPP to limit the benefits offered to our eligible employees so as to eliminate the "lookback" feature of the Old ESPP. This means that we eliminated the pricing formula that had previously applied allowing employees to purchase stock at a 15% discount to market price measured either on the first business day or the last business day of the Offering Period, whichever was lower. We made this change in response to changes in the accounting rules applicable to equity compensation plans in order to decrease (but not eliminate) the expense we would recognize for financial statement purposes with respect to the Old ESPP. We intend at this time to continue the same structure under the New ESPP as we have been using since 2005 under the Old ESPP.

The following is a summary of the principal provisions of the New ESPP. This summary does not purport to be a complete description of all of the provisions of the New ESPP. It is qualified in its entirety by reference to the full text of the New ESPP. A copy of the New ESPP has been filed with the SEC with this proxy statement, and any stockholder who wishes to obtain a copy of the New ESPP may do so by written request to the Secretary at Symantec's headquarters in Cupertino, California.

Summary of our 2008 Employee Stock Purchase Plan

General; Statutory Plan and Non-Statutory Plans

The New ESPP reserves 20,000,000 shares of common stock for issuance to employees. It will be administered by our Board or a committee appointed by the Board (the "*Committee*"). At the present time, the New ESPP is administered by the Compensation Committee of the Board. It is governed by Delaware law, and all questions of interpretation or application of the New ESPP are determined by the Committee.

The New ESPP allows us the ability to establish separate sub-plans to permit the purchase of our common stock either through the "Statutory Plan," which is intended to satisfy the requirements of Section 423 of the Code, or through one or more "Non-Statutory Plans" which will not comply with Section 423. Each of the Statutory Plan and the Non-Statutory Plans shall be operated as separate and independent plans, although the total number of shares authorized to be issued under the New ESPP applies in the aggregate to both the Statutory Plan and all Non-Statutory Plans. Other than the share reserve, our Board may adopt special provisions, rules and procedures for a particular Non-Statutory Plan that are different from, and may in certain cases supersede the provisions of the New ESPP, without seeking stockholder approval.

Offering Periods

The New ESPP will operate by offering eligible employees the right to purchase stock through a series of successive or overlapping offering periods (each an *"Offering Period"*). While we may offer Offering Periods of any duration up to 27 months, we currently intend to operate the plan beginning in February 2009 through a series of successive six-month Offering Periods that will begin each February 16 and August 16 (or the first business day after that date), and end, respectively, on the following August 15 and February 15 (or the last business day preceding that date). The New ESPP also permits us to provide for multiple purchase dates within a single Offering Period. We intend at this time to continue the structure we are using under the Old ESPP of having only a single purchase date for each Offering Period. This single purchase date will occur on the last business day of the Offering Period, at which time all accrued payroll deductions of each participant are applied to the purchase of shares on the purchase terms described below.

Eligibility and Participation

Employees (including officers and employee directors) who are employed for at least 20 hours per week and more than five months in any calendar year and who are employed by us as of the third business day before the beginning of an Offering Period are eligible to participate in that Offering Period, subject to certain limitations imposed by Section 423(b) of the Code, applicable local law for locations outside of the United States and the plan itself. For example, no employee may be granted an option under the New ESPP if immediately after the grant such employee would own stock and/or hold outstanding options to purchase stock possessing 5% or more of the total voting power or value of all classes of stock of Symantec or our subsidiaries. As of July 4, 2008, approximately 17,000 employees (including officers and employee directors) were eligible to participate in the New ESPP. As a result of such eligibility, each executive officer and each person who previously served as an executive officer during fiscal 2008 and remains employed by Symantec has an interest in Proposal No. 3.

Eligible employees become participants in the New ESPP by submitting an enrollment form authorizing payroll deductions prior to the beginning of an Offering Period (unless payroll deductions are not permitted under local law, in which case such other payment methods as we may approve). Once a participant enrolls in an Offering Period under the New ESPP, he or she is automatically enrolled in subsequent Offering Periods unless he or she withdraws from or becomes ineligible to participate in the plan. Once an employee has enrolled in the New ESPP, amounts are withheld from his or her compensation during each payroll period as described below. An employee may elect to have not less than 2% nor more than 10% of his or her compensation during an Offering Period withheld to be used to purchase shares under the New ESPP. Eligible compensation is defined in the New ESPP as all compensation including base salary, wages, commissions, overtime, shift premiums and bonuses, plus draws against commissions but excluding amounts related to Company equity compensation, except that for purposes of any Non-Statutory Plan, compensation is defined as base salary. A participant may decrease, but not increase, the rate of his or her payroll deductions once during an ongoing Offering Period by completing and filing a new authorization for payroll deductions form.

Grant and Exercise of Option; Purchase Price

On the first trading date of an Offering Period (which is referred to as the grant date or the *"Offering Date"*), each participant is granted an option to purchase up to that number of shares determined by dividing his or her payroll deductions accumulated during the Offering Period as of the last trading day of the Offering Period by the purchase price applicable for that Offering Period. As we intend to continue operating the New ESPP as we have operated the Old ESPP, we expect the purchase price for each Offering Period to be 85% of the fair market value of a share of our common stock on the last trading day of the Offering Period (the *"Purchase Date"*). For purposes of the New ESPP, "fair market value" means the closing sale price of our common stock on the Purchase Date, as reported in *The Wall Street Journal* or other source deemed reliable by the Committee. The New ESPP allows us to vary the purchase price that applies to an Offering Period to provide for the greatest discount allowed under Code Section 423 (which means that the purchase price cannot be less than 85% of the fair market value of our stock at the beginning or at the end of the Offering Period, whichever value is lower).

Certain limitations on the number of shares that a participant may purchase apply. For example, the option granted to an employee may not permit him or her to purchase stock under the New ESPP at a rate which exceeds $25,000 in fair market value of such stock (determined as of the Offering Date) for each calendar year in which the option is outstanding. In addition, we have set 10,000 shares as the maximum number of shares an employee may purchase on each purchase date. The New ESPP allows us to increase or decrease this share limit without stockholder approval. In addition, we will make a pro rata reduction in the number of shares subject to options outstanding under the New ESPP if the total number of shares that would otherwise be purchased on a Purchase Date by all participants exceeds the number of shares remaining available under the plan.

Provided the employee continues participating in the plan through the end of an Offering Period, his or her option to purchase shares is exercised automatically at the end of the Offering Period, and the maximum number of shares that may be purchased with accumulated payroll amounts at the applicable purchase price are issued to the employee.

Rights to purchase stock under the New ESPP are generally not transferable by the employee.

Termination of Employment; Withdrawal from New ESPP

Termination of a participant's employment for any reason, including retirement or death, or the failure of the participant to remain in the continuous employ of Symantec for at least 20 hours per week and more than five months in any calendar year during the applicable Offering Period, cancels his or her option to purchase and terminates his or her participation in the New ESPP immediately. In such event, the payroll deductions credited to the participant's account will be returned (without interest unless required by applicable law) to him or her or, in the case of death, to the person or persons entitled thereto as provided in the New ESPP.

A participant may withdraw from the New ESPP at any time during an Offering Period prior to a date specified for administrative reasons prior to the Purchase Date. Upon withdrawal, the participant's accumulated payroll amounts are returned to him or her, without interest unless required by applicable law.

Adjustments upon Changes in Capitalization; Corporate Transactions

Subject to any required action by our stockholders, in the event any change is made in Symantec's capitalization during an Offering Period, such as a stock split, stock dividend, subdivision, combination, reclassification or similar change that results in an increase or decrease in the number of shares of our common stock outstanding without receipt of consideration by Symantec, proportionate adjustment shall be made to the number of shares remaining available for issuance under the New ESPP, the purchase price and number of shares subject to then-outstanding options under the New ESPP, and the maximum number of shares that may be purchased on any purchase date.

In the event of a proposed dissolution or liquidation of Symantec, the Offering Period then in progress will terminate immediately prior to the consummation of the transaction, unless our Board provides otherwise in connection with the transaction. In the event of a sale of all or substantially all of our assets, or if we (or one of our affiliated companies) merge with or into another corporation or engage in a similar acquisition transaction, each then-outstanding option under the New ESPP will be assumed or an equivalent substitute option substituted by our successor entity, unless our Board elects in lieu of that treatment to simply shorten the Offering Period then in progress and allow each outstanding option to be automatically exercised on a specified date preceding closing of the transaction. If our Board sets an earlier Purchase Date in connection with an asset sale, merger or similar transaction, the Offering Period then in progress will terminate on that Purchase Date.

Amendment and Termination of the New ESPP

Our Board may at any time amend or terminate the New ESPP without the approval of the stockholders or employees, except that a termination generally cannot adversely affect options then outstanding (although the New ESPP provides for certain exceptions to this rule). We will seek stockholder approval of any plan amendment where stockholder approval is required under applicable law, including if we seek to increase the number of shares of common stock reserved for issuance under, or expand the class of employees eligible to participate in, the New ESPP.

The New ESPP expires ten years from the date the stockholders approve it, unless sooner terminated by the Board or unless we obtain stockholder approval of an amendment that extends the plan's term.

New Plan Benefits

Because benefits under the New ESPP will depend on the fair market value of our common stock at various future dates, it is not possible to determine the benefits that will be received by employees if the New ESPP is approved by our stockholders. During fiscal year 2008, three Named Executive Officers participated in the Old ESPP.

U.S. Federal Income Tax Consequences

The following is a brief summary of the general U.S. federal income tax consequences to U.S. taxpayers and Symantec of shares purchased under the Statutory Plan, which is a sub-plan of the New ESPP. This summary is not complete and does not discuss the tax consequences of a participant's death or the income tax laws of any state or foreign country in which the participant may reside. Tax consequences for any particular individual may be different.

The Statutory Plan and the options granted under the Statutory Plan are intended to qualify for favorable federal income tax treatment associated with rights granted under an "employee stock purchase plan" that qualifies under provisions of Section 423 of the Code.

Amounts of a participant's compensation withheld for the purchase of shares of our common stock under the Statutory Plan will be subject to regular income and employment tax withholding as if such amounts were actually received by the employee. Other than this, no income will be taxable to a participant until sale or other disposition of the acquired shares. Under current law, no other withholding obligation applies to the events under the Statutory Plan.

Tax treatment upon transfer of the purchased shares depends on how long the participant holds the shares from the Purchase Date to the transfer date. If the stock is disposed of more than two years after the Offering Date, and more than one year after the Purchase Date for the stock being transferred, then the *lesser* of (i) the excess of the fair market value of the stock at the time of such disposition over the purchase price or (ii) the excess of the fair market value of the stock as of the Offering Date over the purchase price (determined as of the Offering Date) will be treated as ordinary income. Any further gain will be taxed as a long-term capital gain. Under current law, long-term capital gains are generally subject to lower tax rates than ordinary income. If the fair market value of the stock on the date of the disposition is less than the purchase price paid for the shares, there will be no ordinary income, and any loss recognized will be a capital loss.

If the stock is sold or disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the stock on the Purchase Date for the shares over the purchase price will be treated as ordinary income at the time of the sale or disposition. The balance of any gain will be treated as capital gain. Even if the stock is disposed of for less than its Purchase Date fair market value, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the stock on such Purchase Date. Any capital gain or loss will be short-term or long-term, depending on how long the stock has been held.

There are no U.S. federal income tax consequences to Symantec by reason of the grant or exercise of options under the New ESPP. Symantec is entitled to a deduction to the extent amounts are taxed as ordinary income to a participant.

Symantec may also grant options under Non-Statutory Plans to employees of our designated subsidiaries and affiliates that do not participate in the Statutory Plan. The specific terms of such Non-Statutory Plans are not yet known, accordingly it is not possible to discuss with certainty the relevant tax consequences of these Non-Statutory Plans. The Non-Statutory Plans will be sub-plans of the New ESPP that are generally not intended to qualify under the provisions of Sections 421 and 423 of the Code. Therefore, it is likely that at the time of the exercise of an option under a Non-Statutory Plan, an employee subject to tax under the Code would recognize ordinary income equal to the excess of the fair market value of the stock on the date of exercise and the purchase price, Symantec would be able to claim a tax deduction equal to this difference, and Symantec would be required to withhold employment taxes and income tax at the time of the purchase.

Accounting Treatment

Based on Statement of Financial Accounting Standards No. 123(R), Symantec recognizes compensation expense in connection with options outstanding under the New ESPP. So long as Symantec continues issuing shares under the New ESPP with a purchase price at a discount to the fair market value of its stock, Symantec will recognize compensation expense which will be determined by the level of participation in the New ESPP. As mentioned above, in 2005 we amended the structure of the Old ESPP in a manner that we believe decreased the amount of compensation expense we are required to recognize and we intend to maintain that structure when we commence operation of the New ESPP.

THE BOARD RECOMMENDS A VOTE *"FOR"* APPROVAL OF PROPOSAL NO. 3

PROPOSAL NO. 4

APPROVAL OF THE MATERIAL TERMS OF THE AMENDED AND RESTATED SYMANTEC SENIOR EXECUTIVE INCENTIVE PLAN

You are being asked to approve certain material terms of the Symantec Senior Executive Incentive Plan (as amended and restated, the "*SEIP*") to allow future performance-based compensation awards under the SEIP to be fully deductible by Symantec under Section 162(m) of the Code. The Board approved an amendment and restatement of the SEIP on April 29, 2008, subject to the stockholder approval of certain material terms of the SEIP we are seeking at the annual meeting under this Proposal No. 4. Stockholder approval of this Proposal No. 4 will be effective with respect to awards granted under the SEIP following the date of the annual meeting and will not affect any awards granted prior to August 21, 2008.

Background

The SEIP is a plan structured so as to qualify compensation paid under it to certain executive officers as "performance-based compensation" under federal tax rules applicable to public companies. Section 162(m) of the Code generally disallows a tax deduction to public companies for compensation in excess of $1 million paid during a single year to the company's Chief Executive Officer or any of the three other most highly compensated executive officers. Certain performance-based compensation is exempt from this deduction limit if it meets the requirements of Section 162(m), including a requirement that payment of the compensation be contingent upon achievement of performance goals that are established and administered in a manner specified under Section 162(m). In addition, to qualify as performance-based compensation, the compensation (or the plan under which it is granted, including the possible performance goals that may be used) must have been approved by stockholders, there must be a limit on the amount of compensation that may be paid to an employee during a specified period of time, and achievement of the applicable performance goals must be substantially uncertain at the time the individual awards are established. Finally, Section 162(m) imposes certain independence requirements on the members of the Board-level committee administering the performance-based compensation program.

We currently operate two cash incentive award programs under the SEIP, our Annual Incentive Plan which has a performance period that coincides with our fiscal year, and our Long-Term Incentive Plan which has two-year performance periods. These programs are described in more detail in our "Compensation Discussion & Analysis" (beginning on page 42). Operating these two programs under the SEIP allows us to fully deduct amounts paid under them to our named executive officers. To continue to operate the SEIP as a plan under which performance-based compensation may be granted, we seek your approval of the performance goals (set forth below) that may be used in connection with the grant of awards under the SEIP. Section 162(m) requires that stockholders re-approve such performance goals every five years. Our stockholders are considered to have last approved the SEIP's performance goals when they originally approved the SEIP in August 2003. Approval of this Proposal No. 4 will allow us to grant tax-qualified awards under the SEIP until September 22, 2013.

Your approval of this Proposal No. 4 will constitute approval of all the material terms of the SEIP for purposes of Section 162(m), as described in this Proposal No. 4.

If our stockholders do not approve this Proposal No. 4, then the SEIP will continue in its current form until the current stockholder approval of the plan expires on August 21, 2008 (although certain amendments made to the SEIP by our Compensation Committee that do not require stockholder approval will be given effect) and, after that date, we will no longer be able to grant awards that qualify as performance-based compensation under Section 162(m) from the SEIP. While we would continue to be permitted to award and pay cash incentive bonuses to our executive officers outside the SEIP regardless of whether our stockholders approve this Proposal No. 4, we would cease making awards under the SEIP following the annual meeting if our stockholders in fact do not approve this Proposal No. 4, and as a result, we might not be able to deduct some or all of the cash bonus amounts paid to executive officers in future years.

General Information on, and Material Terms of, the SEIP

The SEIP is a component of Symantec's overall strategy to pay its employees for delivering measurable results. The purposes of the SEIP are to motivate senior executives (as defined in the SEIP) by tying compensation to performance, to reward exceptional performance that supports Symantec objectives and to attract and retain top-performing senior executives. Additional information about amounts paid under the SEIP to our named executive officers during our last completed fiscal year are contained in the Summary Compensation Table (beginning on page 54) and the Grants of Plan-Based Awards Table (beginning on page 56). Additional discussion about the SEIP is included in the Compensation Discussion & Analysis section (beginning on page 42).

The following is a summary of the principal provisions of the SEIP, as amended and restated by this proposal. This summary is qualified in its entirety by reference to the full text of the SEIP. A copy of the SEIP has been filed with the SEC with this proxy statement, and any stockholder who wishes to obtain a copy of the SEIP may do so by written request to the Secretary at Symantec's headquarters in Cupertino, California.

Performance Goals. To qualify awards as performance-based compensation under Section 162(m), the payment of the value of such awards must be made contingent upon achievement of performance goals approved by the Compensation Committee and our stockholders. The SEIP permits us to use one or more of the following performance goals with respect to awards:

- income, including net income and operating income
- stockholder return
- earnings per share
- revenue, including growth in revenue
- market share
- return on net assets
- return on equity
- return on investment
- cash flow, including cash flow from operations
- new product releases
- employee productivity and satisfaction, metrics
- strategic plan development and implementation (including individual performance objectives that relate to achievement of the Company's or any business unit's strategic plan)

The above goals differ from the goals in the plan last approved by the stockholders by the addition of the last goal regarding strategic plan development and implementation.

The Compensation Committee may adjust its evaluation of actual performance under a performance goal to exclude certain events that occur during a performance period such as asset write-downs; currency effects; litigation or claims judgments or settlements; changes in tax law, accounting principles or other laws or regulations affecting reported results; accruals for reorganization or restructuring programs; and other extraordinary non-recurring items described in published accounting rules and/or in Management's Discussion and Analysis of Financial Conditions and Results of Operations in our annual report to stockholders for the year.

Annual Cash Limit. The maximum aggregate amount of cash awards that may be granted during any single fiscal year to any individual employee is $5,000,000. We do not seek to increase this annual cash limit.

Administration. As stated above, the Compensation Committee administers the SEIP. Compensation Committee members must qualify as "outside directors" under Section 162(m) in order for awards under the SEIP to qualify as deductible performance-based compensation under the Code. All of our Compensation Committee members meet this requirement. Subject to the terms of the SEIP, the Compensation Committee has the discretion to determine the key employees who will receive awards as well as the amounts, terms and conditions of each award, including the performance period and goal(s) that apply to the award and whether or not the goal(s) are achieved. The Compensation Committee may delegate its authority to administer awards to a separate committee or to one or more individuals who are not members of the Compensation Committee, but only with respect to participants whom it believes will not be considered "covered persons" under Section 162(m).

Eligibility. Senior executive officers subject to Section 16 of the Securities Exchange Act of 1934 are eligible to participate in the SEIP, as well as other employees who may be designated from time to time by the

Compensation Committee. In selecting participants for the SEIP, the Compensation Committee will choose those senior executives whom the Compensation Committee believes are most likely to make significant contributions to Symantec's success. The actual number of employees who will receive awards under the SEIP cannot be determined in advance because eligibility for participation is in the discretion of the Compensation Committee. As of July 4, 2008, there are nine employees who are executive officers subject to Section 16 of the Exchange Act. Nine Symantec executive officers participated in the SEIP during fiscal 2008. Although participation in future years is in the discretion of the Compensation Committee, each executive officer has an interest in Proposal No. 4. Information about fiscal year 2009 awards is presented below under "New Plan Benefits."

SEIP Awards. Under the SEIP, the Compensation Committee will determine the fiscal year or a performance period of some other duration for measuring actual performance. The Compensation Committee will establish for each performance period the performance goals (from among those listed above) that apply and the target levels of required performance, as well as a formula for calculating a participant's award based on actual performance compared to the pre-established performance goals. The Compensation Committee will establish the performance goals at a time when the outcome of the goal is substantially uncertain in a manner and at such time as is a permitted method of establishing performance goals under Section 162(m) (generally soon after the performance period commences).

The Compensation Committee may set performance periods and performance goals that differ from participant to participant. For example, it may designate performance goals based on either company-wide or business unit or segment results, as appropriate for the participant's specific responsibilities. The Compensation Committee may also measure the performance goals annually or cumulatively over a period of years or over a period shorter than one year, on an absolute basis, or relative to a pre-established target, to previous years' results or to a designated comparison group. After the end of each performance period, the Compensation Committee will determine the extent to which the performance goals for each participant were achieved. The Compensation Committee will determine the actual award (if any) for each participant by the level of actual performance achieved. However, the Compensation Committee retains discretion to eliminate or reduce the actual award payable to any participant below that which otherwise would be payable under the applicable formula at any time before the award is paid. The Compensation Committee also has discretion to make certain adjustments to take into account certain extraordinary events occurring during the performance period (as described above).

In order to earn and receive payment of an award under the SEIP, the participant must be an active employee and on Symantec's payroll on either (a) the last day of the fiscal year (or performance period) to which the award relates or (b) the date of payment or vesting, in each case as specified in the documents governing the specific award. The Compensation Committee may make exceptions to this requirement in the case of retirement, death or disability, or in the case of a corporate change in control, although it may exercise this discretion only if permitted under the requirements applicable to performance-based compensation under Section 162(m).

Awards granted under the SEIP are not transferable by a participant, except by will or the laws of descent and distribution.

SEIP Amendments and Termination; Stockholder Approval. The Board may amend or terminate the SEIP at any time and for any reason. In order to maintain the plan's qualification under Section 162(m), certain material amendments of the SEIP will require stockholder approval. In addition, to maintain qualification of this plan under Section 162(m) with respect to awards granted thereafter, we will be required to obtain stockholder approval of the performance goals no later than September 22, 2013.

SEIP Benefits. Because payments of cash awards under the SEIP will be determined by comparing actual performance to the performance goals established by the Compensation Committee under this plan, it is not possible to predict the amount of future benefits that will be paid under the SEIP for any future performance period. The Summary Compensation Table (beginning on page 54) sets forth the dollar amount of awards that were earned by our named executive officers with respect to our fiscal year 2008.

New Plan Benefits

All awards to executive officers are based on actual performance during fiscal 2009 and are made at the discretion of the Compensation Committee. Therefore, the benefits and amounts that will be received or allocated under the SEIP are not determinable at this time. Cash incentive programs we currently operate under the SEIP maintain the following performance goals: for the one-year performance period under our Annual Incentive Plan that coincides with our fiscal year 2009, earnings per share, revenue and only with respect to certain persons a measure related to business unit management; and for the one-year performance period covering our fiscal year 2009 under our Long-Term Incentive Plan, an operating cash flow metric.

Target amounts for our continuing named executive officers under the Annual Incentive Plan and the Long-Term Incentive Plan for the respective performance periods beginning on the start of our fiscal year 2009 are as follows:

Name and Principal Position	Target Amount for Fiscal Year 2009 Cash Awards under Annual Incentive Plan	Target Amount for Fiscal Year LTIP Period Beginning on 3/29/08 for Cash Awards under LTIP
John W. Thompson, Chairman of the Board and CEO	$1,200,000	$2,000,000
Enrique T. Salem, Chief Operating Officer	$ 625,000	$1,000,000
James A. Beer, Executive Vice President, Chief Financial Officer	$ 528,000	$ 470,000
Gregory W. Hughes, Chief Strategy Officer	$ 380,688	$ 330,000
Janice Chaffin, Group President, Consumer Business Unit	$ 360,000	$ 330,000
Thomas W. Kendra, Former Group President, Security and Compliance Segment	$ —	$ —
Gregory S. Butterfield, Former Group President, Altiris Segment	$ —	$ —
Executive officer group (9 persons)	$4,176,688	$5,320,000
Non-executive director group (9 persons)*	$ —	$ —
Non-executive officer employee group*	$ —	$ —

* Although we operate a similar bonus plan for employees who are not executive officers, such bonus awards are not granted under the SEIP.

Federal Income Tax Information

The following is only a summary of the effect of U.S. federal income taxation on participants and Symantec with respect to the grant of awards under the SEIP. It does not purport to be complete and does not discuss the tax consequences arising in the context of the participant's death or the income tax laws of any municipality, state or foreign country in which the participant's income or gain may be taxable.

Cash awards granted under the SEIP will cause the participant to have taxable ordinary income, in the year of receipt, equal to the cash received. Any cash received will be subject to tax withholding by Symantec.

The American Jobs Creation Act of 2004 added Section 409A to the tax code, generally effective January 1, 2005. The IRS has issued proposed and final regulations that, in part, give employers until the end of 2008 to effect written Section 409A implementation in almost all circumstances. Section 409A covers most programs that defer the receipt of compensation to a year following the year in which the recipient first had a vested right to the compensation. It provides rules for elections to defer (if any) and for timing of payouts. There are significant penalties placed on the individual employee for failure to comply with Section 409A. While Section 409A may affect the timing of our withholding obligations, it does not affect our ability to deduct deferred compensation. We operate the SEIP in a manner that exempts it from application of Section 409A, although the SEIP allows us to offer deferral programs to participants with respect to their plan awards. To the extent we adopt such deferral programs from time to time, we would intend to operate them so that the additional taxes and other penalties provided for under Section 409A would not apply to amounts paid under the SEIP.

As discussed above, our purpose in seeking stockholder approval with respect to the SEIP under this Proposal No. 4 is to qualify future SEIP awards as performance-based compensation under Section 162(m) so that we may fully deduct amounts paid under these awards.

THE BOARD RECOMMENDS A VOTE *"FOR"* APPROVAL OF PROPOSAL NO. 4

PROPOSAL NO. 5

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected KPMG as Symantec's principal independent registered public accounting firm to perform the audit of Symantec's consolidated financial statements for fiscal year 2009. As a matter of good corporate governance, the Audit Committee has decided to submit its selection of independent audit firm to stockholders for ratification. In the event that this selection of KPMG is not ratified by a majority of the shares of common stock present or represented at the annual meeting and entitled to vote on the matter, the Audit Committee will review its future selection of KPMG as Symantec's independent registered public accounting firm.

The Audit Committee first approved KPMG as the company's independent auditors in September 2002, and KPMG audited Symantec's financial statements for Symantec's 2008 fiscal year. Representatives of KPMG are expected to be present at the meeting, in which case they will be given an opportunity to make a statement at the meeting if they desire to do so, and will be available to respond to appropriate questions.

Principal Accountant Fees and Services

The company regularly reviews the services and fees from its independent registered public accounting firm. These services and fees are also reviewed with the Audit Committee annually. In accordance with standard policy, KPMG periodically rotates the individuals who are responsible for the company's audit. Symantec's Audit Committee has determined that the providing of certain non-audit services, as described below, is compatible with maintaining the independence of KPMG.

In addition to performing the audit of the company's consolidated financial statements, KPMG provided various other services during fiscal years 2008 and 2007. Symantec's Audit Committee has determined that KPMG's provisioning of these services, which are described below, does not impair KPMG's independence from Symantec. The aggregate fees billed for fiscal years 2008 and 2007 for each of the following categories of services are as follows:

Fees Billed to Symantec	2008	2007
Audit fees(1)	$10,223,009	$ 9,837,445
Audit related fees(2)	—	—
Tax fees(3)	402,794	625,605
All other fees(4)	359,033	—
Total fees	$10,984,836	$10,463,050

The categories in the above table have the definitions assigned under Item 9 of Schedule 14A promulgated under the Securities Exchange Act of 1934, and with respect to Symantec's 2008 and 2007 fiscal years, these categories include in particular the following components:

(1) *"Audit fees"* include fees for audit services principally related to the year-end examination and the quarterly reviews of Symantec's consolidated financial statements, consultation on matters that arise during a review or audit, review of SEC filings, audit services performed in connection with Symantec's acquisitions and statutory audit fees.

(2) *"Audit related fees"* include fees which are for assurance and related services other than those included in Audit fees.

(3) *"Tax fees"* include fees for tax compliance and advice.

(4) *"All other fees"* include fees for all other non-audit services, principally for services in relation to certain information technology audits.

An accounting firm other than KPMG performs internal audit services for the company. Another accounting firm provides the majority of Symantec's tax services.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

All of the services relating to the fees described in the table above were approved by the Audit Committee.

THE BOARD RECOMMENDS A VOTE *"FOR"* APPROVAL OF PROPOSAL NO. 5

OUR EXECUTIVE OFFICERS

The names of our executive officers, their ages as of July 4, 2008, and their positions are shown below.

Name	Age	Position
John W. Thompson	59	Chairman of the Board of Directors and Chief Executive Officer
Enrique T. Salem	42	Chief Operating Officer
James A. Beer	47	Executive Vice President and Chief Financial Officer
Gregory W. Hughes	45	Chief Strategy Officer
Janice Chaffin	53	Group President, Consumer Business Unit
J. David Thompson	41	Group President, Information Technology and Services
Arthur F. Courville	49	Executive Vice President, General Counsel and Secretary
Rebecca Ranninger	49	Executive Vice President and Chief Human Resources Officer
George W. Harrington	56	Senior Vice President, Finance and Chief Accounting Officer

The Board chooses executive officers, who then serve at the Board's discretion. There is no family relationship between any of the directors or executive officers and any other director or executive officer of Symantec.

For information regarding Mr. Thompson, please refer to Proposal No. 1, "Election of Directors," above.

Mr. Salem has served as our Chief Operating Officer since January 2008. From April 2007 to January 2008, Mr. Salem had served as our Group President, Worldwide Sales and Marketing. Mr. Salem previously served as our Group President, Consumer Products from May 2006 to April 2008, Senior Vice President, Consumer Products and Solutions from February 2006 to May 2006, Senior Vice President, Security Products and Solutions from January 2006 to February 2006, and as Senior Vice President, Network and Gateway Security Solutions from June 2004 to February 2006. Prior to joining Symantec, from 2002 to June 2004, he was President and CEO of Brightmail Incorporated, an anti-spam software company that was acquired by Symantec. From 2001 to 2002, Mr. Salem served as Senior Vice President of Products and Technology at Oblix Inc., an identity-based security products developer, and from 1999 to 2001, he was Vice President of Technology and Operations at Ask Jeeves Inc., an online search engine provider. From 1990 to 1999, Mr. Salem led the security business unit at Symantec. Mr. Salem received a Bachelor of Arts in computer science from Dartmouth College.

Mr. Beer has served as our Executive Vice President and Chief Financial Officer since February 2006. From 1991 to February 2006, Mr. Beer held various management positions in finance and operations at American Airlines Inc., a passenger airline company, including leading the airline's European and Asia Pacific businesses. He most recently served as Senior Vice President and Chief Financial Officer of AMR Corporation and AMR's principal subsidiary, American Airlines, since January 2004. Mr. Beer holds a Bachelor of Science in aeronautical engineering from Imperial College, London University and a master's degree in business administration from Harvard Business School.

Mr. Hughes has served as our Chief Strategy Officer since January 2008. From April 2007 to January 2008, Mr. Hughes served as our Group President, Global Services. He joined Symantec through the company's merger with Veritas in July 2005 and served as our Executive Vice President, Services and Support, from July 2005 to April 2007. At Veritas, Mr. Hughes most recently served as Executive Vice President, Global Services from October 2003 to July 2005. Mr. Hughes joined Veritas after a 10-year career at McKinsey & Co., a global management consulting service provider, where he most recently served as a Partner. During his 10-year career at McKinsey, he founded and led the North American Software Industry practice and worked as a consultant to senior executives across a range of industries on information-technology related issues. Mr. Hughes holds a Master of Business Administration degree from the Stanford Graduate School of Business, and a bachelor's degree in electrical engineering and a master's degree in electrical engineering and computer science from Massachusetts Institute of Technology.

Ms. Chaffin has served as our Group President, Consumer Business Unit since April 2007. From May 2006 to April 2007, Ms. Chaffin served as our Executive Vice President and Chief Marketing Officer. Ms. Chaffin joined Symantec in May 2003 and served as our Senior Vice President and Chief Marketing Officer from May 2003 to May 2006. Prior to Symantec, Ms. Chaffin spent 21 years at Hewlett-Packard Company, a global provider of products, technologies, solutions and services, where she held a variety of marketing and business management positions and most recently served as Vice President of Enterprise Marketing and Solutions. Ms. Chaffin is a member of the board of directors of Informatica Corporation, an enterprise data integration software and services provider. She graduated summa cum laude from the University of California, San Diego with a bachelor's degree and earned a master's degree in business administration from the University of California, Los Angeles, where she was a Henry Ford Scholar.

Mr. Thompson has served as our Group President, Information Technology and Services since January 2008. From February 2006 to January 2008, he had served as Symantec's Executive Vice President and Chief Information Officer. Prior to joining Symantec, Mr. Thompson was Senior Vice President and Chief Information Officer for Oracle Corporation, a global enterprise software company, from January 2005 to January 2006. Before joining Oracle, Mr. Thompson was Vice President of Services and Chief Information Officer at PeopleSoft, Inc., an enterprise application software products company, from 1995 to January 2005.

Mr. Courville has served as our Executive Vice President since May 2006, General Counsel since February 2006 and as Secretary since 1999. He previously served as Senior Vice President, Corporate Legal Affairs from July 2005 to February 2006, and as Vice President and General Counsel from 1999 to July 2005. Mr. Courville joined Symantec in 1993, and was promoted to Director of the Legal Department in 1994. In 1997, Mr. Courville took the position of Director of Product Management for the Internet Tools Business Unit of Symantec, where he was responsible for all product management activities related to Java programming and HTML editing products. Mr. Courville later returned to the legal department as Senior Director before his appointment as Vice President and General Counsel in 1999. Prior to joining Symantec, Mr. Courville practiced law with the law firm of Gibson, Dunn & Crutcher. Mr. Courville holds a Bachelor of Arts in Economics from Stanford University, a law degree from UC Berkeley School of Law and a Masters of Business Administration from the Haas School of Business at the University of California, Berkeley.

Ms. Ranninger has served as our Executive Vice President and Chief Human Resources Officer since May 2006. Ms. Ranninger previously served as Senior Vice President, Human Resources from 2000 to May 2006. From 1997 to 2000, she held the position of Vice President, Human Resources. Prior to 1997, Ms. Ranninger served for over six years as an attorney in the legal department. Before joining Symantec in 1991, Ms. Ranninger was a business litigator with the law firm of Heller Ehrman White & McAuliffe. Ms. Ranninger graduated magna cum laude from Harvard University with a bachelor's degree, earned a bachelor's degree in jurisprudence from Oxford University and a Juris Doctorate from Stanford University.

Mr. Harrington has served as our Senior Vice President, Finance, and Chief Accounting Officer since January 2007. In this capacity, Mr. Harrington serves as the Company's principal accounting officer. Mr. Harrington joined Symantec in May 2006, and served as Senior Vice President, Finance Operations from May 2006 to January 2007. Prior to joining Symantec, Mr. Harrington had served as Senior Vice President and Chief Financial Officer of BMC Software, Inc., a software solutions provider, from March 2004 to September 2005, and had served in a variety of senior finance roles at International Business Machines Corporation, a global information technology company, since 1981. As Vice President of Finance for IBM Software Group, Mr. Harrington was the senior executive responsible for all financial and IT aspects of IBM's $13 billion software organization. Mr. Harrington also served as the Chief Accountant for IBM. In addition, he served as Vice President, Finance for IBM Americas, responsible for all financial aspects of a $38 billion IBM division. Mr. Harrington also served in a range of finance leadership positions for IBM's Americas, Asia Pacific and European operations. Mr. Harrington earned a Bachelor of Arts in Political Science and a Masters in Business Administration from Brigham Young University.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, as of July 4, 2008, with respect to the beneficial ownership of Symantec common stock by (i) each stockholder known by Symantec to be the beneficial owner of more than 5% of Symantec common stock, (ii) each member of the Board , (iii) the named executive officers of Symantec included in the Summary Compensation Table appearing on page 54 of this proxy statement and (iv) all current executive officers and directors of Symantec as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Percentage ownership is based on 837,672,679 shares of Symantec common stock outstanding as of July 4, 2008 (excluding shares held in treasury). Shares of common stock subject to stock options and restricted stock units vesting on or before September 2, 2008 (within 60 days of July 4, 2008) are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of such person but are not treated as outstanding for purposes of computing the percentage ownership of others.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
5% Beneficial Owner		
UBS (AG)(1)	71,772,291	8.6%
Southeastern Asset Management(2)	49,448,975	5.9%
Barclays Global Investors(3)	47,475,038	5.7%
Directors and Executive Officers		
John W. Thompson(4)	9,117,023	1.1%
Enrique T. Salem(5)	537,946	*
James A. Beer(6)	265,561	*
Gregory W. Hughes(7)	1,084,055	*
Janice Chaffin(8)	628,493	*
Michael A. Brown(9)	201,645	*
William T. Coleman(10)	181,189	*
Frank E. Dangeard	16,936	*
Geraldine B. Laybourne	1,433	*
David L. Mahoney(11)	144,514	*
Robert S. Miller(12)	266,266	*
George Reyes(13)	289,723	*
Daniel H. Schulman(14)	112,661	*
V. Paul Unruh(15)	203,204	*
Former Executive Officers		
Gregory S. Butterfield	28,612	*
Thomas W. Kendra(16)	598,264	*
All Symantec executive officers and directors as a group (18 persons)(17)	14,130,845	1.7%

* Less than 1%.

(1) Based solely on a Schedule 13G filing made by UBS on February 11, 2008. Reflects the securities beneficially owned by the UBS Global Asset Management business group of UBS AG and its subsidiaries and affiliates on behalf of its clients. This shareholder's address is Bahnhofstrasse 45, PO BOX CH-8021, Zurich, Switzerland.

(2) Based solely on a Schedule 13G filing made by Southeastern Asset Management on February 13, 2008. Reflects the securities beneficially owned by the Southeastern Asset Management on behalf of its clients. This shareholder's address is 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119.

(3) Based solely on a Schedule 13G filing made by Barclays Global Investors on February 6, 2008. Reflects the securities beneficially owned by the Barclays Global Investors on behalf of its clients. This shareholder's address is 45 Fremont Street, San Francisco, CA 94105.

(4) Includes 7,678,545 shares subject to options that will be exercisable as of September 2, 2008.

(5) Includes 385,731 shares subject to options that will be exercisable as of September 2, 2008.

(6) Includes 234,375 shares subject to options that will be exercisable as of September 2, 2008.

(7) Includes 1,010,482 shares subject to options that will be exercisable as of September 2, 2008.

(8) Includes 550,520 shares subject to options that will be exercisable as of September 2, 2008.

(9) Includes 172,380 shares subject to options that will be exercisable as of September 2, 2008.

(10) Includes 160,250 shares subject to options that will be exercisable as of September 2, 2008.

(11) Includes 102,250 shares subject to options that will be exercisable as of September 2, 2008.

(12) Includes 144,250 shares subject to options that will be exercisable as of September 2, 2008.

(13) Includes 236,250 shares subject to options that will be exercisable as of September 2, 2008.

(14) Includes 80,250 shares subject to options that will be exercisable as of September 2, 2008.

(15) Includes 177,380 shares subject to options that will be exercisable as of September 2, 2008.

(16) Includes 465,520 shares subject to options that will be exercisable as of September 2, 2008.

(17) Includes 11,800,886 shares subject to options that will be exercisable as of September 2, 2008.

Symantec has adopted a policy that executive officers and members of the Board hold an equity stake in the company. The policy requires each executive officer to hold a minimum number of shares of Symantec common stock. Newly appointed executive officers are not required to immediately establish their position, but are expected to make regular progress to achieve it. The Compensation Committee reviews the minimum number of shares held by the executive officers and directors from time to time. The purpose of the policy is to more directly align the interests of our executive officers and directors with our stockholders.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 of the Exchange Act requires Symantec's directors and officers, and any persons who own more than 10% of Symantec's common stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulation to furnish Symantec with copies of all Section 16(a) forms that they file.

Based solely on its review of the copies of such forms furnished to Symantec and written representations from the directors and executive officers, Symantec believes that all Section 16(a) filing requirements were met in fiscal year 2008.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

COMPENSATION DISCUSSION & ANALYSIS (CD&A)

INTRODUCTION

Our Compensation Philosophy

Our executive compensation programs are intended to further our success as a market leader in the information technology industry. In structuring and overseeing these programs, we focus on achievement of corporate and individual performance objectives, attracting and retaining highly-qualified senior leadership, and enhancement of long-term stockholder value.

A number of principles and circumstances inform our executive compensation decisions. We believe that we have an excellent executive management team and recognize that that team plays a critical role in enabling us to achieve superior Company performance. An important principle driving our compensation programs is our belief that it benefits all our constituencies for management's compensation to be tied to the Company's current and long-term performance. As a result, at-risk pay comprises a significant portion of our executive compensation, in particular for individuals holding more senior and influential positions at Symantec.

We believe it is important to continue to attract, appropriately motivate and retain highly-qualified executives who are energetically committed to Symantec's success. We look to relevant market and industry practices to structure compensation packages that are competitive in the markets in which we compete for executive talent. While we strive for a basic level of internal pay equity among our management team members, we also believe that it is important to reward outstanding individual performance, team success, and Company-wide results.

We are also sensitive to our need to balance the interests of our executives with those of our stockholders, especially when our compensation decisions might increase our cost structure or stockholder dilution. We work hard to appropriately balance the interests of all our constituencies — our executive officers, the remainder of our employee base, our stockholders, our business partners and our community.

Summary of Compensation Matters During Fiscal 2008

Fiscal 2008 was a successful year for the company during which we achieved strong performance on the core financial metrics linked to our executive compensation programs — revenue, earnings per share and cash flow from operations. Our executive officers were compensated consistent with our pay-for-results compensation philosophy and in keeping with the terms of our compensation arrangements. Specifically, as discussed more fully below, we exceeded our revenue and EPS targets under our Executive Annual Incentive Plan and our cash flow from operations target under our FY08 Long Term Incentive Plan (the "LTIP").

Roles of Our Compensation Committee, Executive Officers and Consultants in our Compensation Process

The Committee, which is comprised of independent directors, establishes and oversees the overall strategy for employee compensation, including our executive compensation programs. For more details about the Committee's functions and additional information about Committee members, see the "Corporate Governance Standards and Director Independence" section (beginning on page 5) and the "Board Committees and Their Functions" section (beginning on page 7).

The Committee is responsible for overseeing all of the Company's compensation programs, including general employee and Board of Director compensation. This CD&A describes how the Committee approached and fulfilled that responsibility in fiscal 2008 with respect to our named executive officers, or NEOs. For fiscal 2008, our NEOs who remained executive officers of Symantec at the end of the year were:

- John W. Thompson, Chairman and Chief Executive Officer
- Enrique T. Salem, Chief Operating Officer
- James A. Beer, Executive Vice President and Chief Financial Officer

- Gregory W. Hughes, Chief Strategy Officer

- Janice Chaffin, Group President, Consumer Business Unit

We refer to the five executives above in some cases as our "continuing named executive officers, or NEOs." In addition, consistent with SEC rules and regulations, our named executive officers for fiscal 2008 include the following two individuals who were no longer serving as executive officers as of the end of the year:

- Gregory S. Butterfield, Former Group President, Altiris Segment and Interim Group President, Data Center Management Segment

- Thomas W. Kendra, Former Group President, Security and Data Management Segment.

The independent directors of the Board evaluate the CEO's performance and the Committee then reviews and recommends to the independent members of the Board all compensation arrangements for the CEO. After discussion, the independent members of the Board approve the CEO's compensation. The Committee also discusses the performance of the other named executive officers with the CEO, reviews the compensation recommendations that the CEO submits for the other named executive officers, makes any appropriate adjustments, and approves their compensation.

The Committee retains Mercer, an outside consulting firm, to provide advice and ongoing recommendations on executive compensation matters. Mercer provides the Committee with advice on executive and general compensation matters, and the Compensation Committee oversees Mercer's engagement. Mercer representatives meet informally with the Committee Chair and the Chief Human Resources Officer and formally with the Committee during the Committee's regular meetings, including from time to time in executive sessions without any members of management present. We have worked with Mercer since fiscal 2004, and paid them approximately $220,000 for their services with respect to fiscal 2008.

The Committee establishes our compensation philosophy and approves our compensation programs and solicits input and advice from several of our executive officers and Mercer. As mentioned above, our CEO provides the Board and Committee with feedback on the performance of our executive officers and makes compensation recommendations for the executives to the Committee for their approval. Our CEO, CFO, Chief Human Resources Officer, and Vice President, Legal, regularly attend the Committee's meetings to provide: their perspectives on competition in the industry, the needs of the business, information regarding the Company's performance, and other advice specific to their areas of expertise. In addition, at the Committee's direction, Mercer works with our Chief Human Resources Officer and other members of management to obtain information necessary for Mercer to make their own recommendations as well as to evaluate management's recommendations.

FACTORS WE CONSIDER IN DETERMINING OUR COMPENSATION PROGRAMS

We apply a number of compensation policies and analytic tools in implementing our compensation principles. These policies and tools guide the Committee in determining the mix and value of the compensation components for our named executive officers. They include:

A Total Rewards Approach: Elements of the total rewards offered to our executive officers include base salary, short- and long-term incentives including equity awards, health benefits, a deferred compensation program, and a consistent focus on individual professional growth and opportunities for new challenges.

In determining the mix of these components and the value of each component, the Committee takes into account the executive's role, the competitive market, individual and Company performance, business unit performance (where applicable), internal pay equity and historical compensation. Details of the various programs and how they support the overall business strategy are outlined in "Compensation Components." In making its determinations with regard to compensation, the Committee reviews the various compensation elements for the CEO and the other named executive officers (including base salary, target annual bonus, target and accrued award payments under the Long Term Incentive Plans, and the value of all vested and unvested equity awards).

Focus on Pay-for-Performance: Our executive compensation program is designed to reward executives for results. As described below, the pay mix for named executive officers emphasizes variable pay in the form of short-

and long-term cash and equity awards. Short-term results are measured by annual financial performance, specifically revenue, earnings per share and, for our business unit leaders, business unit performance. Long-term results are measured by (a) share price appreciation, and (b) achievement of operating cash flow targets.

Appropriate Market Positioning: Our current policy is to target the base salary and annual short-term cash incentive structure for named executive officers at the 65th percentile of the relevant market composite, as described below, with target long-term incentive opportunities and benefits for named executive officers at the 50th percentile of the relevant market composite. Base salary and short-term cash incentives are positioned at the 65th percentile in order to attract and retain high caliber talent in the highly competitive technology market. The 50th percentile target long-term incentive strategy allows us to be competitive in the market, while providing alignment with stockholders and significant upside through strong performance. As described below, the pay mix for executives emphasizes long-term performance through a majority of pay opportunity coming in the form of long-term award vehicles. By using these targets, we believe that upside opportunity in the short- and long-term incentive plans is available with outstanding financial performance, while keeping our burn rate and dilution, as discussed in more detail below, within a range that we deem acceptable. The Committee may set the actual components for an individual named executive officer above or below the positioning benchmark based on factors such as experience, performance achieved, specific skills or competencies, the desired pay mix (e.g., emphasizing short- or long-term results), and our budget.

Competitive Market Assessments: Market competitiveness is one factor that the Committee considers each year in determining an individual named executive officer's salary, incentive opportunity, long-term equity awards and pay mix. The Committee relies on various data sources to evaluate the market competitiveness of each pay element, including publicly-disclosed data from a peer group of companies (see discussion below) and published survey data from a broader set of information technology companies that are similar in size to Symantec and that the Committee and its advisors, including Mercer, believe represent Symantec's competition in the broader talent market. The peer group's proxy statements provide detailed pay data for the top five positions. Survey data provides compensation information from a broader group of information technology companies, with positions matched based on specific job scope and responsibilities. The Committee considers data from these sources in developing a market composite which it uses as a framework for making compensation decisions for each named executive officer's position.

Peer Group: Symantec is a prominent participant in the information technology industry. This industry is characterized by rapid rates of change, intense competition from small and large companies, and significant cross-over in leadership talent needs. As such, we compete for executive talent with leading software and services companies as well as in the broad information technology industry. Further, because we believe that stockholders measure our performance against a wide array of technology peers, the Committee uses a peer group that consists of a broader group of high technology companies in different market segments but of a comparable size to us. The Committee uses the peer group, as well as other relevant market data, to develop a market composite for purposes of establishing named executive officer pay levels (as described above). In addition, the peer group performance is used as input for setting performance targets for our annual incentive plan.

For fiscal 2008, the Committee, based on the advice of Mercer, included the following companies in the peer group: Adobe Systems, Analog Devices, Apple, Cisco Systems, Computer Associates, Electronic Arts, EMC, Freescale Semiconductor, Harris Interactive, Juniper Networks, Lexmark, Network Appliance, Oracle, Qualcomm, Seagate Technology, and Yahoo!

Appropriate Pay Mix: The percentage of an executive officer's compensation opportunity that is at-risk or variable instead of fixed is based primarily on the officer's level of influence at Symantec. Executive officers generally have a greater portion of their pay at risk through short- and long-term incentive programs than the rest of our employee population because of their relatively greater responsibility and ability to influence the Company's performance. This is achieved by having higher target short-term incentive opportunities and higher equity grant levels relative to base salary than employees who are not senior executives.

Form and Mix of Long-Term Equity Incentive Compensation: We currently use two forms of equity for long-term equity incentive compensation: stock options and restricted stock units (RSUs). (See "Equity Incentive Awards" below for more information regarding the specific features of each form). Starting in fiscal 2007, we increased the proportion of RSUs granted to senior executives relative to options. For fiscal 2008, named executive officers who received equity incentive compensation awards generally received approximately 50% of the value of such compensation in the form of RSUs and 50% in stock options. (See further discussion below under "Equity Incentive Awards".) These percentages (and other percentage-based equity awards value discussed below) are based on the grant date fair value of the shares of common stock underlying the RSUs and the grant date fair value of the options using the Black-Scholes option pricing method. The awards made to named executive officers other than the CEO are determined by the Committee after seeing recommendations made by the CEO. In determining its recommendations to the independent directors of the Board, in the case of CEO compensation, and in making compensation decisions with respect to other NEOs, the Committee may consider factors such as the individual's tenure at the Company, industry experience, current pay mix, long-term equity and cash awards previously granted to the individual, retention considerations, business unit performance (as applicable), individual performance, and other factors.

COMPENSATION COMPONENTS

Compensation for our named executive officers includes the following components:

Base Salary

The annual base salary for our named executive officers is our primary form of fixed (not at-risk) compensation. The Committee reviews named executive officers' salaries annually as part of its overall competitive market assessment and may make adjustments based on positioning relative to market, individual role and contribution levels, and our overall salary budget. The Committee reviews the CEO's salary in executive session (*i.e.*, without any executives present), and changes are considered in light of market pay assessments and the Committee's annual CEO performance evaluation. In setting the base salaries for the other named executive officers, the Committee also considers the recommendations of the CEO based upon his annual review of their performance.

With respect to fiscal 2008, the Committee did not increase the salaries of the named executive officers; except that upon his promotion to Chief Operating Officer in January 2008, Mr. Salem's salary was increased by $150,000 to bring his salary within the competitive range for such position. Specific information regarding fiscal 2008 salary amounts is contained in the Summary Compensation Table beginning on page 54. Our chief executive officer requested for the fourth consecutive year that the Committee not increase his base salary for fiscal 2009 and the Committee decided not to increase the base salaries of the Company's other named executive officers for fiscal 2009.

Executive Annual Incentive Plans

The Executive Annual Incentive Plans for our executive officers are adopted pursuant to the Senior Executive Incentive Plan (SEIP) approved by our stockholders in 2003. We are seeking stockholder approval of certain material terms of the SEIP as required under applicable tax rules so that amounts paid under future SEIP awards may be fully deductible (see Proposal No. 4). The Executive Annual Incentive Plans adopted under the SEIP are annual cash incentive plans that reward named executive officers (and other participants) for generating strong financial results for our Company in the short term. To support collaboration within the senior leadership, all named executive officers earn incentive compensation based on performance against pre-determined corporate goals described further below. The Committee may choose to measure the named executive officers' achievement against specific business unit or individual performance targets as well.

Executive Annual Incentive Plan Target Opportunities: Under the Executive Annual Incentive Plans for a given fiscal year, each named executive officer has an award opportunity, expressed as a percentage of base salary with threshold and target levels. The Committee uses peer group and survey data as input in determining the target bonus levels for our Executive Annual Incentive Plans. In addition, the award opportunities for fiscal 2008 were determined based on a market composite, the desired pay mix, internal pay equity goals, and the role of the named executive officer. For fiscal 2008, the target opportunity for the CEO was 125% of his base salary and 80% of base salary for the other named executive officers. Each named executive officer must achieve threshold performance for each metric established in the named executive officer's executive annual incentive plan in order to receive payment for such metric. To motivate participants to drive for superior performance, the award opportunity is otherwise uncapped in amount, in that overachievement of performance goals can result in payments in excess of target, although the Executive Annual Incentive Plan has an overall cap of $5 million that any single named executive officer may be paid for a single fiscal year.

Executive Annual Incentive Plan Performance Measures and Target Setting: Executive Annual Incentive Plan performance targets are established on or about the beginning of each plan year. Our management develops proposed goals with reference to a variety of factors, including our historical performance, internal budgets, market and peer performance, and external expectations for our performance. The Committee reviews, adjusts as necessary, and approves the goals, the range of performance, and the weighting of the goals. Following the end of each fiscal year, the Committee reviews our actual performance against the performance measures established in the fiscal year's Executive Annual Incentive Plans (after making any appropriate adjustments to such measures to account for corporate events such as acquisitions or other actions that may affect the achievement of such measures), determines the extent of achievement and approves annual cash incentives, if warranted. The determination of named executive officer incentives is formulaic, though the Committee has the discretion to reduce awards. It did not exercise such discretion for fiscal 2008.

The performance measures in the Fiscal Year 2008 Executive Annual Incentive Plans for the named executive officers were non-GAAP earnings per share (EPS) and revenue achievement which, for our CEO, CFO and COO, were weighted equally. For our Group Presidents who are responsible for a business unit, in addition to revenue and EPS metrics, the FY08 Executive Annual Incentive Plans also included business unit contribution margin as a performance metric. For this group, the business unit contribution performance metric had a 30% weighting, with the revenue and EPS metrics equally weighted at 35%. The incentive plans for Messrs. Kendra and Butterfield and Ms. Chaffin included the business contribution weighting as set forth above. Mr. Hughes became our Chief Strategy Officer in January 2008 after serving as Group President, Global Services for the first three quarters of fiscal 2008. As a result, the incentive plan for Mr. Hughes included the business unit contribution performance metric for the Services segment for the first three quarters of the year and did not include such metric for the fourth quarter. In addition, Mr. Butterfield became our Interim Group President, Data Center Management Group in November 2007, in addition to his role as our Group President, Altiris segment; however, Mr. Butterfield's bonus opportunity under the incentive plan was not adjusted to take into account these additional responsibilities.

We used the above performance metrics because:

- Over time, EPS and revenue measures have strongly correlated with stockholder value creation for Symantec;
- Improvement in EPS and revenue measures aligns with our overall growth strategy;
- The EPS and revenue measures are transparent to investors;
- The EPS and revenue measures balance growth and profitability; and
- The business unit performance metrics drive behavior in a manner that aligns enterprise and business unit results.

For each performance metric, the Committee established a threshold and target performance level that represents 50% and 100% of target funding levels, respectively. If results for a goal are below threshold, the funding level for that goal is 0%, and participants will be paid no incentive for that goal. At target, the goal is funded 100%. Above target, the payout for revenue achievement increases by 10% of the target opportunity for each additional 1% above target revenue achievement levels. Results above target EPS provided an additional 10% payout for each approximate increment of $0.023 in EPS for fiscal 2008.

Fiscal Year 2008 Results

For fiscal 2008, our non-GAAP revenue target was $5.896 billion and our non-GAAP EPS target was $1.20 per share. The Company performed at 100.7% of the revenue goal ($5.937 billion), resulting in a payout for that portion of the plan at 100% of the plan target amount, and performed at 106.2% of the EPS goal ($1.27 per share), resulting in a payout for that portion of the plan at 130% of the plan target amount. These levels of achievement compare to our reported increases in non-GAAP revenue and non-GAAP EPS of approximately 13% and 26%, respectively, from fiscal 2007 to fiscal 2008. As business cycles shifted during fiscal 2008, business unit performance experienced more volatility in contribution margin results compared to targeted levels. The Company does not intend to disclose the specific targets for the business unit contribution margin, as its segment-level business plan is highly confidential. Disclosing specific business unit-level objectives would provide competitors and third parties with insights into the Company's internal planning processes which might allow our competitors to predict certain business strategies and cause us competitive harm. The amounts paid out with respect to the business unit metrics, as a percentage of the target payout amounts, were as follows: Consumer Products segment, 45%; Data Center Management segment, 200%; Security and Compliance segment, 80%; Altiris segment, 95%; and Services segment, 200%. The Committee believed when it established these business unit performance metrics under the fiscal 2008 Annual Incentive Plans that while actual results were uncertain it was reasonably likely that the Company would achieve at or close to the target goals.

For our CEO, CFO and COO, the metric achievements for FY08 described above resulted in a payout of 115% of the officer's respective target bonus amount; and for Mr. Hughes, Ms. Chaffin, Mr. Butterfield and Mr. Kendra, this achievement resulted in a 134%, 94%, 95% and 105% payout against target bonus amount, respectively (in each case, amounts paid are reflected in the Summary Compensation Table beginning on page 54).

Long Term Incentive Plans (LTIP)

In May 2007, the Committee approved our FY08 LTIP, which became effective on April 1, 2007. Under the terms of the FY08 LTIP, executives are eligible to receive performance-based compensation based upon the level of attainment of target operating cash flow through the Company's fiscal year ending March 31, 2008. The FY08 LTIP was adopted pursuant to the SEIP approved by our stockholders in 2003. We are seeking stockholder approval of certain material terms of the SEIP as required under applicable tax rules so that amounts paid under future SEIP awards may be fully deductible (see Proposal No. 4).

As we currently operate the SEIP, the long-term incentive metric is measured at the end of the performance period (i.e., the end of fiscal 2008) and, subject to satisfaction of continuing service requirements, will be paid following the last day of the second fiscal year following the end of the performance period (i.e., the end of fiscal 2010). By basing the LTIP payout on operating cash flow, the plan focuses on a specific, measurable corporate goal that is aligned with generating stockholder value, and provides performance-based compensation based upon the actual achievement of the goal. We believe that the exclusive metric of operating cash flow, as opposed to revenue or EPS, will appropriately focus our executives on tangible cost reduction opportunities that are not subject to some of the timing issues associated with the accounting rules relating to revenues and net income, which can lead to fluctuations in results that are not necessarily directly tied to our business success. Our CEO declined participation in the FY08 LTIP. For our continuing named executive officers who participated in the FY08 LTIP, the target LTIP awards represented the following percentages of then-current base salary: Messrs. Salem and Hughes, 95%; Mr. Beer, 68%; and Ms. Chaffin, 100%. A participant is eligible for 25% of the target LTIP award if at least 85% of budgeted operating cash flow is attained with respect to the performance period and for up to 200% of the target LTIP award if at least 120% of budgeted operating cash flow is attained with respect to the performance period. A participant must be an employee of the Company on the payment date to receive the payment. Subject to certain exceptions, a participant who terminates his or her employment with the Company before the payment date will not be eligible to receive the payment or any prorated portion thereof. The Committee implemented the FY08 LTIP in order to provide an ongoing retention and performance incentive by balancing option and RSU vesting periods (four and two years respectively) with another component which will enhance retention of senior managers.

For FY08, our operating cash flow target was $1.789 billion and we achieved 102.4% of our target ($1.832 billion), resulting in payouts of 105% of target bonus amounts for our continuing named executive officers who remain our employees as of the end of fiscal 2010. Accordingly, Messrs. Salem, Beer and Hughes and Ms. Chaffin will each receive a payout of $472,500 if they remain employed by us on such date. This level of achievement against target compares to our reported increase in cash flow from operations of approximately 9% from fiscal 2007 to fiscal 2008. Messrs. Kendra and Butterfield will not receive any payouts under the FY08 LTIP because they will not be employees of Symantec on the payout date.

Equity Incentive Awards

The primary purpose of our equity incentive awards is to align the interests of the named executive officers with those of the stockholders by rewarding the named executive officers for creating stockholder value over the long-term. By compensating our executives with the Company's equity, our executives hold a stake in the Company's financial future. The gains realized in the long term depend on our executives' ability to drive the financial performance of the Company. Equity incentive awards are also a useful vehicle for attracting and retaining executive talent in our competitive talent market.

Our 2004 Equity Incentive Plan provides for the award of stock options, stock appreciation rights, restricted stock, and restricted stock units. We granted named executive officers stock options and restricted stock units (RSUs) in fiscal 2008 (as described in more detail below). The Company offers all employees the opportunity to participate in an Employee Stock Purchase Plan which allows for purchase of stock at a discount to market through a payroll deduction process. This plan is designed to comply with Internal Revenue Code Section 423. During fiscal 2008, three named executive officers participated in our Employee Stock Purchase Plan.

We are currently seeking approval of our stockholders of an amendment and restatement of our 2004 Equity Incentive Plan (see Proposal No. 2 above) and adoption of a new Employee Stock Purchase Plan designed to qualify under Code Section 423 (see Proposal No. 3 above). We believe it is important to continue both of these equity compensation programs, as more fully discussed in the respective Proposals in this Proxy Statement.

We seek to provide equity incentive awards which are competitive with companies in our peer group and the other information technology companies that the Committee includes in its market composite. As such, we establish target equity incentive award grant guideline levels for the named executive officers based on market pay assessments. When making annual equity awards to named executive officers, we consider corporate results during the past year, the role, responsibility and performance of the individual named executive officer, the competitive market assessment described above, prior equity awards, and the level of vested and unvested equity awards then held by each participating officer. In making equity awards, we also generally take into consideration gains recognizable by the executive from equity awards made in prior years. Mercer provides the Committee with market data on these matters, as well as providing to the Committee summaries of the prior grants made to the individual named executive officers.

For fiscal 2008, approximately 50% of the named executive officers' equity incentive award value was granted in the form of RSUs and approximately 50% in the form of stock options (except for the grants in fiscal 2008 to Mr. Salem, as noted below in "Equity Grant Practices," which were somewhat more heavily weighted towards stock options).

On April 25, 2006, the Committee approved an equity grant for the CEO of options to acquire 400,000 shares of common stock and 100,000 RSUs. On May 1, 2007, the Committee approved an equity grant for the CEO of options to acquire 225,000 shares of common stock and 65,000 RSUs. Mr. Thompson declined each of these equity grants in full and indicated to the Committee that he believed previous stock option grants made to him by the Committee were sufficient to achieve the Committee's objectives of retaining him, aligning his financial interests with those of stockholders, and focusing him on improving the Company's overall financial results. On April 29, 2008, the Committee approved, and Mr. Thompson accepted, an equity grant of options to purchase 380,000 shares and 115,000 RSUs.

Burn Rate and Dilution: We closely manage how we use our equity to compensate employees. We think of "gross burn rate" as the total number of shares granted under all of our equity incentive plans during a period divided by the average number of shares of common stock outstanding during that period and expressed as a percentage. We think of "net burn rate" as the total number of shares granted under all of our equity incentive plans during a period, minus the total number of shares returned to such plans through awards cancelled during that period, divided by the average number of shares of common stock outstanding during that period, and expressed as a percentage. "Overhang" we think of as the total number of shares underlying options and awards outstanding plus shares available for issuance under all of our equity incentive plans at the end of a period divided by the average number of shares of common stock outstanding during that period and expressed as a percentage. For purposes of these calculations, each full-value award grant (i.e., RSU) is treated as the equivalent of the grant of two options in order to recognize the economic difference in the equity vehicle types. Our annual gross and net burn rates have been under 3% since fiscal 2005. The Committee targets an annual gross burn rate of approximately 3% to allow for effective attraction, retention and motivation of senior management and the broader employee base, while staying within parameters acceptable to stockholders. The Committee determines the percentage of equity to be made available for our equity programs with reference to the companies in our market composite. In addition, the Committee considers the accounting costs that will be reflected in our financial statements when establishing the forms of equity to be granted and the size of the overall pool available. For fiscal 2008, our gross burn rate was 2.52%, our net burn rate was 1.93%, and our overhang was 16.3%.

Stock Options: Options provide an incentive for executives to drive long-term share price appreciation through the development and execution of effective long-term strategies. Stock option value is only realized if the trading price of our common stock increases, and option holder interests are therefore aligned with stockholder interests. Stock options are issued with exercise prices at 100% of the grant-date fair market value to assure that executives will receive a benefit only when the trading price increases. Option awards generally have value for the executive only if the executive remains employed for the period required for the shares to vest. Options granted in fiscal 2008 vest 25% after the first year and on a monthly basis thereafter for the next 36 months, and, if not exercised, expire in a maximum of seven years (or earlier in the case of termination of employment). Vesting options over four years provides retention value, and is in line with market practices among companies in our market composite and other option recipients within the Company. (Details of stock options granted to the named executive officers in fiscal 2008 are disclosed in the Grants of Plan-Based Awards table included on page 56.)

Restricted Stock Units (RSUs): RSUs represent the right to receive one share of Symantec common stock for each RSU upon the settlement date, which is the date on which certain conditions, such as continued employment with us for a pre-determined length of time, are satisfied. Starting in fiscal 2007, we elected to substitute a significant percentage of the named executive officers' equity incentive award value, which had historically been provided with only stock options, with RSUs. This change was made to enhance the retention of named executive officers and balance the more volatile rewards associated with stock options. The Committee believes that RSUs align the interests of the named executive officers with the interests of the stockholders because the value of these awards appreciate if the trading price of our common stock appreciates, and also have retention value even during periods in which our trading price does not appreciate, which supports continuity in the senior management team.

Shares of our stock are issued to RSU holders as the awards vest. The vesting schedule for RSUs granted to our named executive officers in fiscal 2008 (other than the promotional grant of 30,000 RSUs to Mr. Salem in February 2008, which include a four-year vesting schedule) provided that 50% of the awards vests after the first year and 50% after the second year. The vesting schedule for the RSUs was intended to complement the four-year vesting period that applies to stock options and the three-year performance cycle for the LTIP awards described below. The combination of these three components provides an ongoing retention and performance incentive for our senior management. (Details of RSUs granted to the named executive officers in fiscal 2008 are disclosed in the Grants of Plan-Based Awards table on page 56.)

Equity Grant Practices: The Committee generally approves grants to the named executive officers at its first meeting of each fiscal year. The grant date for all stock options granted to employees, including the named executive officers, is the 10th day of the month following the meeting (or the business day closest to such day if such day is not a business day). The exercise price for stock options is the closing price of our common stock, as reported on the Nasdaq Global Select Market, on the date of grant. The Committee does not coordinate the timing of equity awards with the release of material nonpublic information. The Committee may approve grants to named executive officers at other times during the year, in which case, the grant date is the 10th day of the month following the date on which the Committee approves the grant and the exercise price of any options so granted is the closing price on the grant date. RSUs may be granted from time to time throughout the year, but all RSUs generally vest on either June 1 or December 1 for administrative reasons. In connection with his promotion to our Chief Operating Officer in January 2008, the Committee at a regular meeting granted Mr. Salem in February 2008 30,000 RSUs which vest in four equal annual installments concluding in March 2012 and 100,000 stock options with a standard four-year vesting schedule.

Change of Control and Severance Arrangements: The vesting of certain stock options and RSUs held by our named executive officers will accelerate if they experience an involuntary (including constructive) termination of employment under certain circumstances, as described further under "Potential Payments Upon Termination or Change in Control," beginning on page 60.

Retention and Other Awards

Certain business conditions may warrant using additional compensation approaches to attract, retain or motivate executives. Such conditions include acquisitions and divestitures, attracting or retaining specific or unique talent, and recognition for exceptional contributions. In these situations, the Committee considers the business needs and the potential costs and benefits of special rewards. For example, the Committee approved promotional grants of options and RSUs to Mr. Salem upon his January 2008 promotion to Chief Operating Officer, and approved a sign-on bonus for Mr. Beer pursuant to his offer letter with Symantec in February 2006.

Other Benefits

All named executive officers are eligible to participate in our 401(k) plan (which includes our matching contributions), health and dental coverage, life insurance, disability insurance, paid time off, and paid holidays on the same terms as are available to all employees generally. These rewards are designed to be competitive with overall market practices, and are in place to attract and retain the talent needed in the business. In addition, selected officers may be eligible to participate in the deferred compensation plan, and to receive other benefits described below.

Deferred Compensation: Symantec's named executive officers are eligible to participate in a nonqualified deferral plan. The deferral plan provides the opportunity to defer up to 75% of base salary and 100% of cash bonuses for payment at a future date. This plan is provided to be competitive in the executive talent market, and to provide executives with a tax-efficient alternative for receiving earnings. None of the named executive officers currently participate in this plan.

Additional Benefits: Other benefits available to named executive officers are Company-paid life insurance, reimbursement for up to $10,000 for financial planning services and an allowance for personal travel for the CEO on Company aircraft. The Committee believes that these perquisites allow the named executive officers to focus more of their time and attention on their employment, which benefits the Company, and that they are provided in the marketplace for executive talent. The value of the perquisites we provide are taxable to the named executive officers and the incremental cost to us for providing these perquisites is reflected in the Summary Compensation Table. (These benefits are disclosed in the All Other Compensation column of the Summary Compensation Table on page 54).

Change in Control Agreements: Our Executive Retention Plan provides participants with accelerated vesting of equity awards in the event the individual's employment is terminated without cause, or is constructively terminated, within 12 months of a change in control of the Company (as defined in the plan). The intent of the plan is to enable named executive officers to have a balanced perspective in making overall business decisions in the context of a potential acquisition of the Company, as well as to be competitive with market practices. The Committee believes that change in control benefits, if structured appropriately, serve to minimize the distraction caused by a potential transaction and reduce the risk that key talent would leave the Company before a transaction closes. We do not provide for gross-ups of excise tax values under Section 4999 of the Internal Revenue Code. Rather, we allow the named executive officer to reduce the benefit received or defer the accelerated vesting of options to avoid excess payment penalties. Details of each individual named executive officer's benefits, including estimates of amounts payable in specified circumstances, are disclosed under "Potential Payments Upon Termination or Change in Control" beginning on page 60 below.

SUPPLEMENTARY POLICIES AND CONSIDERATIONS

We use several additional policies to ensure that the overall compensation structure is responsive to stockholder interests and competitive with the market. Specific policies include:

Stock Ownership Requirements

To ensure that our executive management team's interests are aligned with our stockholders, we instituted stock ownership requirements in October 2005. Minimum ownership levels are based on the executive's salary grade:

- CEO: 150,000 shares
- CFO/COO: 85,000 shares
- Group Presidents and Executive Vice Presidents: 35,000 shares

Each person holding one of the positions listed above is required to acquire and thereafter maintain the stock ownership required within four years of becoming an executive of the Company (or four years following the adoption date of these guidelines).

Stock options and unvested restricted stock or restricted stock units do not count toward stock ownership requirements. Until an executive meets the applicable stock ownership requirement, the executive is encouraged to retain a percentage of any shares received as a result of the exercise of any stock option or other equity award, net of the applicable exercise price and tax withholdings.

As of July 4, 2008, John W. Thompson, Enrique T. Salem, Gregory W. Hughes and Janice Chaffin had reached the stated ownership requirements. James A. Beer has yet to reach the required ownership level, but is within the four-year window since his commencement of employment in February 2006. See the table below for individual ownership levels relative to the executive's ownership requirement.

Named Executive Officer	Ownership Requirement (# of shares)	Holdings as of July 4, 2008	Additional Shares Required as of July 4, 2008
John W. Thompson	150,000	1,328,479	—
Enrique T. Salem	85,000	152,215	—
James A. Beer	85,000	31,186	53,814
Gregory W. Hughes	35,000	73,573	—
Janice Chaffin	35,000	77,973	—

Certain Other Securities Matters

Our Insider Trading Policy provides that no director or executive officer may maintain a margin arrangement involving Symantec's securities while in possession of material non-public information about Symantec, engage in any short sale transaction involving Symantec's securities or purchase or write any put or call option involving Symantec's securities.

In addition, our Insider Trading Policy requires that our Chief Executive Officer, Chief Financial Officer, and each of our directors conduct open market transactions in our securities only through use of stock trading plans adopted pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934. Rule 10b5-1 allows insiders to sell and diversify their holdings in our stock over a designated period by adopting pre-arranged stock trading plans at a time when they are not aware of material nonpublic information about us, and thereafter sell shares of our common stock in accordance with the terms of their stock trading plans without regard to whether or not they are in possession of material nonpublic information about the Company at the time of the sale. All other executives are strongly encouraged to trade using 10b5-1 plans.

Tax and Accounting Considerations on Compensation

The financial reporting and income tax consequences to the Company of individual compensation elements are important considerations for the Committee when it reviews compensation practices and makes compensation decisions.

While structuring compensation programs that result in more favorable tax and financial reporting treatment is a general principle, the Committee balances these goals with other business needs that may be inconsistent with obtaining the most favorable tax and accounting treatment for each component of its compensation.

Deductibility by Symantec. Under Section 162(m) of the Internal Revenue Code, we may not receive a federal income tax deduction for compensation that is not performance-based (as defined in the Section 162(m) rules) paid to the Chief Executive Officer and the next three most highly compensated executive officers to the extent that any of these persons receives more than $1,000,000 in nonperformance-based compensation in any one year. While the Committee considers the Company's ability to deduct compensation amounts paid or to be paid to its executive officers in determining appropriate levels or manner of compensation, it may from time to time approve additional amounts of compensation that are not fully deductible under Section 162(m).

Salaries for officers do not qualify as performance-based compensation; however, as no officer received salary in excess of $1,000,000 during fiscal 2008, the entire amount of salaries paid to our named executive officers is deductible. We believe that all of the stock options granted to the executive officers under our 1996 Equity Incentive Plan and 2004 Equity Incentive Plan qualify under Section 162(m) as performance-based compensation and that all amounts of compensation related to options held by our executive officers should be fully deductible. Our RSU grants vest on a time-based vesting schedule and therefore are not considered performance-based under the Section 162(m) rules. Accordingly, amounts of compensation related to RSUs held by our executive officers may not be fully deductible (depending upon the value of our stock, and the amount of other nonperformance-based compensation an officer has during the year in which any portion of an RSU vests).

Tax Implications for Officers. Section 409A of the Internal Revenue Code imposes additional income taxes on executive officers for certain types of deferred compensation that do not comply with Section 409A. The Company attempts in good faith to structure compensation so that it either conforms with the requirements of or qualifies for an exception under Code Section 409A. Section 280G of the Internal Revenue Code imposes an excise tax on payments to executives of severance or change of control compensation that exceed the levels specified in the Section 280G rules. Our named executive officers could receive the amounts shown in the section entitled "Potential Payments Upon Termination or Change in Control" (beginning on page 60 below) as severance or change of control payments that could implicate this excise tax. As mentioned above, we do not offer our officers as part of their change of control benefits any gross ups related to this excise tax under Code Section 4999.

Accounting Considerations. The Compensation Committee also considers the accounting and cash flow implications of various forms of executive compensation. In its financial statements, the Company records salaries and performance-based compensation incentives as expenses in the amount paid, or to be paid, to the named executive officers. Accounting rules also require the Company to record an expense in its financial statements for equity awards, even though equity awards are not paid as cash to employees. The accounting expense of equity awards to employees is calculated in accordance with SFAS 123R. The Compensation Committee believes, however, that the many advantages of equity compensation, as discussed above, more than compensate for the non-cash accounting expense associated with them.

Compensation Committee Interlocks and Insider Participation

The members of Symantec's Compensation Committee during fiscal year 2008 were Messrs. Schulman, Brown, Coleman and Mahoney and Ms. Laybourne (who was appointed to the Committee in January 2008 following her appointment to our Board). None of the members of Symantec's Compensation Committee in fiscal year 2008 was at any time during fiscal year 2008 or at any other time an officer or employee of Symantec or any of its subsidiaries, and none had or have any relationships with Symantec that are required to be disclosed under Item 404 of Regulation S-K. None of Symantec's executive officers has served as a member of the Board, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our Board or Compensation Committee during fiscal year 2008.

Compensation Committee Report

The information contained in the following report of Symantec's Compensation Committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by Symantec under the

Securities Exchange Act of 1934 or the Securities Act of 1933 unless and only to the extent that Symantec specifically incorporates it by reference.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis ("CD&A") contained in this proxy statement. Based on this review and discussion, the Compensation Committee has recommended to the Board that the CD&A be included in this proxy statement and incorporated into our Annual Report on Form 10-K for the fiscal year ended March 28, 2008.

By: The Compensation Committee of the Board of Directors:

Michael A. Brown
William T. Coleman
Geraldine B. Laybourne
David L. Mahoney
Daniel H. Schulman (Chair)

Summary of Compensation

The following table shows for the fiscal year ended March 28, 2008, compensation awarded to or paid to, or earned by, our Chief Executive Officer, our Chief Financial Officer and the three most highly compensated executive officers who were serving as executive officers (other than as our Chief Executive Officer or Chief Financial Officer) at March 28, 2008 and two additional individuals for whom disclosure would have been required had they continued serving as an executive officer through March 28, 2008 (the "Named Executive Officers").

Summary Compensation Table for Fiscal 2008

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
John W. Thompson	2008	800,000	—	—	3,415,203(3)	1,150,000(4)	273,641(5)	5,638,844
Chairman of the Board of Directors and Chief Executive Officer	2007	800,000	—	—	3,523,104(3)	350,000(4)	108,611(6)	4,781,715
James A. Beer	2008	660,000	—	840,845	639,896	1,079,700(7)	17,022(8)	3,237,463
Executive Vice President, Chief Financial Officer	2007	650,000	760,000(9)	423,047	449,840	—	48,326(10)	2,331,213
Gregory W. Hughes Chief Strategy Officer	2008	475,860	—	1,397,513	1,103,271	983,098(11)	43,434(12)	4,003,178
Enrique T. Salem Chief Operating Officer	2008	509,659	—	1,303,963	919,970	941,386(13)	21,482(14)	3,696,460
Janice Chaffin	2008	450,000	—	1,286,219	805,339	810,900(15)	40,778(16)	3,393,236
Group President, Consumer Business Unit	2007	420,000	63,000(17)	858,878	1,281,015	268,200(18)	31,940(19)	2,923,033
Thomas W. Kendra	2008	460,000	—	1,286,219	1,449,152	384,560(4)	11,336(20)	3,591,267
Former Group President, Security and Compliance Segment	2007	450,500	1,356,124(21)	858,878	1,392,019	126,140(4)	21,434(22)	4,205,095
Gregory S. Butterfield Former Group President, Altiris Segment	2008	480,066	882,688(23)	989,726	728,040	401,865(24)	6,318(25)	3,488,703

(1) Amounts shown in this column reflect our accounting expense for these awards and do not reflect whether the recipient has actually realized a financial benefit from the awards (such as by vesting in a restricted stock unit award). This column represents the dollar amount recognized for financial statement reporting purposes with respect to the applicable fiscal year for the fair value of restricted stock units and restricted stock awards held by the NEOs in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. No stock awards were forfeited by any of the NEOs during fiscal 2007 or 2008. For additional information on the valuation assumptions with respect to grants made in fiscal 2008, refer to Note 15 of the financial statements in our Form 10-K for the year ended March 28, 2008, as filed with the SEC. For information on the valuation assumptions with respect to grants made prior to fiscal 2008, refer to Note 11 of the financial statements in our Form 10-K for the respective year.

(2) Amounts shown in this column reflect our accounting expense for these awards and do not reflect whether the recipient has actually realized a financial benefit from the awards (such as by exercising stock options). This column represents the dollar amount recognized for financial statement reporting purposes with respect to the applicable fiscal year for the fair value of stock options granted to the NEOs. The fair value was estimated using the Black-Scholes option pricing model in accordance with FAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to grants made in fiscal 2008, refer to Note 15 of the financial statements in our Form 10-K for the year ended March 28, 2008, as filed with the SEC. For information on the valuation assumptions with respect to grants made prior to fiscal 2008, refer to Note 11 on the financial statements in our Form 10-K for the respective year.

(3) This amount represents stock option awards granted to Mr. Thompson prior to fiscal 2007; Mr. Thompson declined his long term equity incentive grants in fiscal 2007 and 2008.

(4) This amount represents the NEO's executive annual bonus under the NEO's Executive Annual Incentive Plan for the applicable fiscal year, which was earned in such fiscal year and paid in the following fiscal year.

(5) This amount includes (a) $22,906 for coverage of expenses related to Mr. Thompson's attendance at the Company's sales achiever's trip and Board retreat, (b) $14,386 for term executive life insurance and individual long term disability insurance premium payments made by the Company, (c) $6,000 for the Company's contributions to Mr. Thompson's account under its 401(k) plan and (d) $184,689 for incremental costs incurred by the Company in connection with personal use of the company aircraft. Incremental costs include variable costs directly related to the personal use of the company aircraft, such as fuel, hourly usage rates and federal excise taxes.

(6) This amount includes (a) term executive life insurance and individual long term disability insurance premium payments made by the Company, and (b) $88,225 for incremental costs incurred by the Company in connection with Mr. Thompson's personal use of the company aircraft. Incremental costs include variable costs directly related to the personal use of the company aircraft, such as fuel, hourly usage rates and federal excise taxes.

(7) This amount includes (a) $607,200 for Mr. Beer's executive annual bonus under his Executive Annual Incentive Plan for fiscal 2008, which was earned in fiscal 2008 and paid in fiscal 2009, and (b) $472,500 accrued on Mr. Beer's behalf for performance during fiscal 2008 under the FY08 LTIP. Mr. Beer will be eligible to receive the FY08 LTIP award if he remains employed by the Company through the payment date, which is the last day of fiscal 2010.

(8) This amount includes coverage of expenses related to attendance at the Board retreat, reimbursement for tax services and the Company's contributions to Mr. Beer's account under its 401(k) plan.

(9) Pursuant to his offer letter, Mr. Beer was paid the following bonuses in the 2007 fiscal year: (a) $260,000, representing 50% of his annual bonus as calculated under his FY07 Executive Annual Incentive Plan, and (b) $500,000, upon the six month anniversary of his employment commencement date.

(10) This amount includes $46,295 in relocation expenses. Relocation expenses include reimbursements made to Mr. Beer for his out-of-pocket expenses, amounts that were paid directly to third party vendors and tax gross up for such expenses.

(11) This amount represents (a) $510,598 for Mr. Hughes' executive annual bonus under his Executive Annual Incentive Plan for fiscal 2008, which was earned in fiscal 2008 and paid in fiscal 2009, and (b) $472,500 accrued on Mr. Hughes' behalf for performance during fiscal 2008 under the FY08 LTIP. Mr. Hughes will be eligible to receive the FY08 LTIP award if he remains employed by the Company through the payment date, which is the last day of fiscal 2010.

(12) This amount represents $37,826 for coverage of expenses related to attendance at the Company's sales achiever's trip and Board retreat, the Company's contributions to Mr. Hughes' account under its 401(k) plan and reimbursement for tax services.

(13) This amount represents (a) $468,886 for Mr. Salem's executive annual bonus under his Executive Annual Incentive Plan for fiscal 2008, which was earned in fiscal 2008 and paid in fiscal 2009, and (b) $472,500 accrued on Mr. Salem's behalf for performance during fiscal 2008 under the FY08 LTIP. Mr. Salem will be eligible to receive the FY08 LTIP award if he remains employed by the Company through the payment date, which is the last day of fiscal 2010.

(14) This amount includes coverage of expenses related to Mr. Salem's attendance at the Company's sales achiever's trip and Board retreat.

(15) This amount represents (a) $338,400 for Ms. Chaffin's executive annual bonus under her Executive Annual Incentive Plan for fiscal 2008, which was earned in fiscal 2008 and paid in fiscal 2009, and (b) $472,500 accrued on Ms. Chaffin's behalf for performance during fiscal 2008 under the FY08 LTIP. Ms. Chaffin will be eligible to receive the FY08 LTIP award if she remains employed by the Company through the payment date, which is the last day of fiscal 2010.

(16) This amount includes $26,158 for coverage of expenses related to attendance at the Company's sales achiever's trip and Board retreat, the Company's contributions to Ms. Chaffin's account under its 401(k) plan and reimbursement for tax services.

(17) This amount represents the portion of Ms. Chaffin's FY06 Executive Supplemental Incentive Plan bonus resulting from a 35% multiplier applied to her base bonus of $180,000 (included in the amount reported for her under "Non-Equity Incentive Plan Compensation").

(18) This amount includes (a) $88,200 for Ms. Chaffin's executive annual bonus under her Executive Annual Incentive Plan for fiscal 2007, which was earned in fiscal 2007 and paid in fiscal 2008, and (b) $180,000 paid to Ms. Chaffin upon the one year anniversary of the Veritas acquisition pursuant to her FY06 Executive Supplemental Incentive Plan.

(19) This amount represents coverage of expenses related to Ms. Chaffin's attendance at the Company's sales achiever's trip.

(20) This amount includes coverage of expenses related to attendance at the Company's sales achiever's trip and Board retreat, golf membership, the Company's contributions to Mr. Kendra's account under its 401(k) plan and reimbursement for tax services.

(21) This amount includes (a) two payments of $303,062 made to Mr. Kendra in July 2006 and January 2007 as the last two installments of the $1,818,370 payable to him pursuant to his offer letter; and (b) $750,000 paid to Mr. Kendra upon the one year anniversary of the Veritas acquisition pursuant to his FY06 Executive Supplemental Incentive Plan.

(22) This amount includes coverage of expenses related to Mr. Kendra's attendance at the Company's sales achiever's trip and Board retreat, golf club membership and reimbursement for tax services.

(23) This amount represents $588,688 paid to Mr. Butterfield upon the closing of Symantec's acquisition of Altiris, Inc. (the "Altiris Closing"), and (b) $294,000 paid to Mr. Butterfield upon the six month anniversary of the Altiris Closing.

(24) This amount represents (a) $384,225 for Mr. Butterfield's executive annual bonus under his Executive Annual Incentive Plan for fiscal 2008, which was earned in fiscal 2008 and paid in fiscal 2009, and (b) $17,640 for Mr. Butterfield's executive bonus under his Altiris, Inc. 2007 Executive Annual Bonus Plan.

(25) This amount includes coverage of expenses related to attendance at the Company's sales achiever's trip and Board retreat and the Company's contributions to Mr. Butterfield's account under its 401(k) plan.

The following table shows for the fiscal year ended March 28, 2008, certain information regarding grants of plan-based awards to the Named Executive Officers from our incentive plans:

Grants of Plan-Based Awards in Fiscal 2008

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
John W. Thompson . . .	—	$500,000(1)	$1,000,000(1)	$5,000,000(1)	—	—	$ —	$ —
James A. Beer	5/10/2007(2)	$264,000(1) $112,500(3)	$ 528,000(1) $ 450,000(3)	$5,000,000(1) $ 900,000(3)	50,000	150,000	$19.48	$1,833,665
Gregory W. Hughes. . .	5/10/2007(2)	$173,688(1)(4) $112,500(4)	$ 380,688(1) $ 450,000(3)	$5,000,000(1) $ 900,000(3)	50,000	150,000	$19.48	$1,833,665
Enrique T. Salem	5/10/2007(2) 2/8/2008(2)	$190,000(1)(5) $112,500(3)	$ 380,000(1)(5) $ 450,000(3)	$5,000,000(1) $ 900,000(3)	50,000 30,000	150,000 100,000	$19.48 $17.90	$1,833,665 $1,022,080
Janice Chaffin	5/10/2007(2)	$164,250(1) $112,500(3)	$ 360,000(1) $ 450,000(3)	$5,000,000(1) $ 900,000(3)	50,000	150,000	$19.48	$1,833,665
Thomas W. Kendra . . (former executive officer)	5/10/2007(2)	$167,900(1) $112,500(3)(6)	$ 368,000(1) $ 450,000(3)(6)	$5,000,000(1) $ 900,000(3)(6)	50,000	150,000	$19.48	$1,833,665
Gregory S. Butterfield . . . . (former executive officer)	5/10/2007(2)	$164,250(1)	$ 360,000(1)	$5,000,000(1)	50,000	115,000	$19.48	$1,633,077

(1) Represents threshold, target and maximum payouts with respect to each applicable metric under the FY08 Executive Annual Incentive Plan.

(2) Represents grant date of stock awards and option awards.

(3) Represents threshold, target and maximum payouts under the FY08 LTIP. Payment under this plan is contingent upon employment through the end of fiscal 2010.

(4) Threshold amount for Mr. Hughes represents amounts based on Mr. Hughes' position as Group President, Global Services as of May 1, 2007 along with equally weighted earnings per share and revenue metrics. This position contained a business unit contribution metric with a 30% weighting under the FY08 Executive Annual Incentive Plan. In January 2008, Mr. Hughes was appointed our Chief Strategy Officer, a position without a business unit contribution metric under the FY08 Executive Annual Incentive Plan. Mr. Hughes' actual payout for fiscal 2008 (as reflected in the Summary Compensation Table) represents a weighting including the services business unit component for the first three quarters of fiscal 2008 and only the earnings per share and revenue metrics for the fourth quarter.

(5) Threshold and target amounts are based on 50% and 80%, respectively, of Mr. Salem's annual salary which was $475,000 as of May 1, 2007 and was increased to an annual salary of $625,000 in January 2008 without retroactive effect. Actual payouts (reflected in the Summary Compensation Table) were based on Mr. Salem's total base earnings of $509,659 for fiscal 2008.

(6) Mr. Kendra's employment with Symantec ended prior to the LTIP payout date, therefore he will not receive any payouts under the FY08 LTIP.

For a summary of the terms of the FY08 Executive Annual Incentive Plan, see "Compensation Discussion & Analysis (CD&A) — Compensation Components — Executive Annual Incentive Plans" beginning on page 45. For a summary of the terms of the FY08 LTIP, see "Compensation Discussion & Analysis (CD&A) — Compensation Components — Long Term Incentive Plans (LTIP)" beginning on page 47.

The following table shows for the fiscal year ended March 28, 2008, certain information regarding outstanding equity awards at fiscal year end for the Named Executive Officers.

Outstanding Equity Awards At Fiscal Year-End 2008

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
John W. Thompson	1/1/2000	735,200	—	$ 7.33	1/1/2010	—	$ —
	12/18/2000	2,378,072	—	$ 4.32	12/18/2010	—	$ —
	12/5/2001	3,987,824	—	$ 8.21	12/5/2011	—	$ —
	10/20/2004	427,081	72,919(1)	$ 27.68	10/20/2014	—	$ —
	10/20/2005	453,125	296,875(2)	$ 22.68	10/20/2012	—	$ —
James A. Beer	3/3/2006	150,000	150,000(3)	$ 16.98	3/3/2013	50,000(16)	$ 841,000
	5/10/2007	—	150,000(5)	$ 19.48	5/10/2014	50,000(17)	$ 841,000
Gregory W. Hughes	11/4/2003	562,099	—	$ 32.96	11/4/2010, 11/4/2013 (23)	—	$ —
	2/15/2005	210,787	42,158(12)	$ 21.85	2/15/2012	—	$ —
	11/15/2004	—	—	$ —	—	5,269(21)	$ 88,625
	7/2/2005	58,332	29,168(11)	$ 21.22	7/2/2015	—	$ —
	10/20/2005	21,145	13,855(2)	$ 22.68	10/20/2012	—	$ —
	4/4/2006	—	—	$ —	—	100,000(20)	$1,682,000
	5/12/2006	57,291	67,709(4)	$ 17.02	5/12/2013	—	$ —
	5/10/2007	—	150,000(5)	$ 19.48	5/10/2014	50,000(17)	$ 841,000
Enrique T. Salem	6/22/2004	183,336	7,500(14)	$1.61, $20.36(24)	6/22/2014, 7/15/2013, 12/5/2012(25)	—	$ —
	10/20/2005	42,291	27,709(2)	$ 22.68	10/20/2012	—	$ —
	4/4/2006	—	—	$ —	—	100,000(20)	$1,682,000
	5/12/2006	80,208	94,792(13)	$ 17.02	5/12/2013	—	$ —
	5/10/2007	—	150,000(5)	$ 19.48	5/10/2014	50,000(17)	$ 841,000
	2/8/2008	—	100,000(15)	$ 17.90	2/8/2015	30,000(22)	$ 504,600
Janice Chaffin	5/6/2003	330,000	—	$ 11.36	5/6/2013	—	$ —
	10/20/2004	59,790	10,210(1)	$ 27.68	10/20/2014	—	$ —
	12/15/2005	39,375	30,625(10)	$ 17.74	12/15/2012	—	$ —
	4/4/2006	—	—	$ —	—	100,000(20)	$1,682,000
	5/12/2006	57,291	67,709(4)	$ 17.02	5/12/2013	—	$ —
	5/10/2007	—	150,000(5)	$ 19.48	5/10/2014	50,000(17)	$ 841,000
Thomas W. Kendra (former executive officer)	1/14/2004	300,000	—	$ 17.71	1/14/2014	—	$ —
	10/20/2004	59,791	10,209(1)	$ 27.68	10/20/2014	—	$ —
	10/20/2005	45,312	29,688(2)	$ 22.68	10/20/2012	—	$ —
	4/4/2006	—	—	$ —	—	100,000(20)	$1,682,000
	5/12/2006	80,208	94,792(4)	$ 17.02	5/12/2013	—	$ —
	5/10/2007	—	150,000(5)	$ 19.48	5/10/2014	50,000(17)	$ 841,000
Gregory S. Butterfield (former executive officer)	5/18/2005	3,179	3,179(7)	$ 9.91	5/18/2015	—	$ —
	2/8/2006	3,973	3,974(8)	$ 9.21	2/18/2016	—	$ —
	8/3/2006	14,940	14,306(9)	$ 10.74	8/3/2016	14,306(19)	$ 240,627
	5/10/2007	—	115,000(6)	$ 19.48	5/10/2014	50,000(18)	$ 841,000

(1) Unvested options vest in equal installments monthly on the 20th of each month ending on 10/20/2008.

(2) Unvested options vest in equal installments monthly on the 20th of each month ending on 10/20/2009.

(3) Unvested options vest in equal installments monthly on the 28th of each month ending on 2/28/2010.

(4) Unvested options vest in equal installments monthly on the 12th of each month ending on 5/12/2010.

(5) Options vest at a rate of 25% on 5/10/2008 and 2.0833% on the 10th of each month ending 5/10/2011.

(6) Options vest at a rate of 50% on 4/6/2009 and 2.0833% on the 6th of each month ending 4/6/2011.

(7) Options for 6,358 shares accelerated on 4/6/2007, options for 3,179 shares accelerated on 10/6/2007 and options for 3,179 shares remain unvested as of 3/28/2008.

(8) Options for 7,948 shares accelerated on 4/6/2007, options for 3,973 shares accelerated on 10/6/2007 and options for 3,974 shares remain unvested as of 3/28/2008.

(9) Options for 28,613 shares accelerated on 4/6/2007, options for 14,306 shares accelerated on 10/6/2007 and options for 14,306 shares remain unvested as of 3/28/2008.

(10) Unvested options vest in equal installments monthly on the 15th of each month ending on 12/15/2009.

(11) Unvested options vest monthly on the 2nd of each month ending on 7/2/2009.

(12) Unvested options vest in equal installments monthly on the 15th of each month ending on 11/15/2008.

(13) Unvested options vest in equal installments monthly on the 12th of each month ending on 5/12/2010.

(14) Unvested options vest in equal installments monthly on the 22nd of each month ending on 6/22/2008.

(15) Options vest at a rate of 25% on 2/8/2009 and 2.0833% on the 8th of each month ending 2/8/2012.

(16) 25,000 shares to vest on 3/03/2009 and 25,000 shares to vest on 03/03/2010.

(17) 25,000 shares to vest on 6/1/2008 and 25,000 shares to vest on 6/1/2009.

(18) 25,000 shares to vest on 4/6/2009, 12,500 shares to vest on 4/6/2010, and 12,500 shares to vest on 4/6/2011.

(19) 14,306 shares to vest on 4/6/2008.

(20) 100% of shares to vest on 4/04/2008.

(21) 2,635 shares to vest on 5/15/2008 and 2,634 shares to vest on 11/15/2008.

(22) 7,500 shares to vest on 3/1/2009, 7,500 shares to vest on 3/1/2010, 7,500 shares to vest on 3/1/2011, and 7,500 shares to vest on 3/1/2012.

(23) Options for 558,306 shares expire on 11/4/2010, and options for 3,793 shares expire on 11/4/2013.

(24) 151,836 shares granted at $1.61 and 120,000 shares granted at $20.36.

(25) 106,162 shares expire on 12/5/2012, 45,674 shares expire on 7/15/2013, and 120,000 shares expire on 6/22/2014.

The following table shows for the fiscal year ended March 28, 2008, certain information regarding option exercises and stock vested during the last fiscal year with respect to the Named Executive Officers:

Option Exercises and Stock Vested in Fiscal 2008

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
John W. Thompson	224,800	$2,939,375	—	$ —
James A. Beer	—	$ —	25,000	$421,250
Gregory W. Hughes	—	$ —	5,270	$ 97,442
Enrique T. Salem	—	$ —	—	$ —
Janice Chaffin	30,000	$ 289,795	—	$ —
Thomas W. Kendra (former executive officer)	—	$ —	—	$ —
Gregory S. Butterfield (former executive officer)	275,000	$3,461,644	14,306	$291,699

Potential Payments Upon Termination or Change-In-Control

Set forth below is a description of the plans and agreements that could result in potential payouts to the named executive officers in the case of their termination of employment and/or a change in control of Symantec.

Symantec Executive Retention Plan

In January 2001, the Board approved the Symantec Executive Retention Plan, to deal with employment termination resulting from a change in control of the company. The plan was modified by the Board in July 2002, April 2006 and June 2007. Under the terms of the plan, all equity compensation awards (including, among others, options and restricted stock units) granted by the company to the company's Section 16(b) officers (including the named executive officers) would become fully vested and, if applicable, exercisable following a change in control of the Company (as defined in the plan) after which the officer's employment is terminated without cause or constructively terminated by the acquirer within 12 months after the change in control.

Symantec Corporation Severance Plan

During fiscal 2008, we adopted the Symantec Corporation Severance Plan, effective as of July 1, 2007, to provide severance benefits to certain eligible employees of Symantec. Individual employees must meet certain criteria in order to participate in the plan, including, among other criteria, (i) the employee is not entitled to severance under any other plan, fund, program, policy, arrangement or individualized written agreement providing for severance benefits that is sponsored or funded by Symantec and (ii) the employee was involuntarily terminated from active employment because of market conditions or division performance resulting in elimination of their position, and not solely because of poor work performance.

Under the terms of the plan, eligible employees at the Vice President level or above receive severance payments calculated as follows: (i) severance payments equal to ten weeks of base pay if such employee has been employed by Symantec for one year or less; or (ii) severance payments equal to ten weeks of base pay plus the amount calculated by multiplying two weeks of base pay times the number of years of such employee's employment by Symantec after the first year of employment, prorated through the termination date. If an eligible employee timely elects COBRA continuation coverage under Symantec's group insurance plans, Symantec will also subsidize the full amount of premiums for such eligible employees for the period of time upon which severance payments are paid under the plan. Symantec will subsidize premiums for continuation coverage at the same level of coverage in effect immediately before termination of employment for the applicable employee. Eligible employees at the Vice President level are also entitled to receive six months of outplacement services, including counseling and guidance.

Payment of severance payments and COBRA premiums and provision of outplacement assistance pursuant to the Symantec Corporation Severance Plan is subject to the applicable employee's returning a release of claims against Symantec.

John W. Thompson

In accordance with an employment agreement dated April 11, 1999 between Mr. Thompson and Symantec, in the event Mr. Thompson resigns with good reason (i.e., material reduction in responsibilities, position or salary) or is terminated without cause (as defined in the agreement), he is entitled to a severance payment equal to twice his annual base salary, the vesting of his outstanding options will be accelerated by two years and he will be entitled to reimbursement of COBRA premiums for the maximum period permitted by law. We also began maintaining a $5,000,000 term executive life insurance policy on Mr. Thompson for the benefit of his family and coverage under our long term disability plan that would pay Mr. Thompson up to $20,000 per month following the 180th day after any disability.

In the event that Mr. Thompson's employment is terminated due to his death or disability, the vesting of his outstanding options will be accelerated by two years. Additionally, in the case of his death, his designated beneficiary will be entitled to a single lump sum death benefit of $5,000,000 (in accordance with Symantec's life insurance plan), and in the case of his disability, he will be entitled to disability payments of up to $20,000 a month after 180 days of continued disability (in accordance with Symantec's long term disability plan). If Mr. Thompson had died or if the Board had determined that he was disabled as of March 28, 2008, his beneficiaries would have received $5,000,000, or he would have thereafter begun receiving payments of $25,000 per month for 60 months followed by payments of $10,000 per month for 36 months, as the case may be, under these arrangements.

The following table summarizes the value of the payouts to Mr. Thompson pursuant to Mr. Thompson's employment agreement, the Symantec Executive Retention Plan, assuming a qualifying termination as of March 28, 2008 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $16.82 on March 28, 2008 minus the exercise price):

Resignation with Good Reason or Termination Without Cause			Termination WithoutCause or Constructive Termination Within 12 Months of a Change of Control	Termination Due to Death		Termination Due to Disability	
Severance Pay	Option Vesting	COBRA Premiums	Option Vesting	Option Vesting	Death Benefit	Option Vesting	Long Term Disability Benefits
$1,600,000	$0	$28,077	$0	$0	$5,000,000	$0	$25,000/month for 60 months and $10,000/month for 36 months thereafter

James A. Beer

On February 10, 2006, Symantec entered into an employment letter agreement with Mr. Beer. The employment letter agreement provides for severance in the event Mr. Beer's employment is terminated without cause within the first three years of employment, which severance is comprised of an amount equal to 12 months of his base salary at the time of termination and full vesting of his initial grant of 100,000 restricted stock units. The payment of the foregoing severance benefits is subject to Mr. Beer's returning a release of claims against Symantec.

The following table summarizes the value of the payouts to Mr. Beer pursuant to Mr. Beer's employment letter agreement, the Symantec Executive Retention Plan and the Symantec Corporation Severance Plan, assuming a qualifying termination as of March 28, 2008 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $16.82 on March 28, 2008 minus the exercise price):

Involuntary Termination Because of Market Conditions or Division Performance	Termination Without Cause Prior to February 28, 2009		Termination Without Cause or Constructive Termination Within 12 Months of a Change of Control	
COBRA Premiums	Severance Pay	RSU Vesting	Option Vesting	RSU Vesting
$4,491	$660,000	$841,000	$0	$1,682,000

Gregory W. Hughes

Symantec entered into an employment agreement, dated December 15, 2004 with Mr. Hughes, which became effective on July 2, 2005. Pursuant to that agreement, if the employment of Mr. Hughes is terminated by Symantec without cause (as defined in Mr. Hughes's agreement) or is terminated due to death or permanent disability, or if Mr. Hughes resigns with good reason (i.e. material reduction in responsibilities, position or salary), then Mr. Hughes is entitled to the following:

- All unvested stock options and restricted stock units assumed by Symantec in its acquisition of Veritas will vest in full at the time of termination of employment. The exercise period specified in each of the applicable stock option or restricted stock unit agreements will apply for exercise after termination of employment.
- Full payment of premiums for COBRA continuation health care coverage for the executive, his spouse and his other eligible dependents under Symantec's group health plan, until the earlier of (i) 12-months after the first day of the first month after termination of employment or (ii) the first date that executive receives coverage under another employer's program providing substantially the same level of benefits without exclusion for pre-existing medical conditions.

The following table summarizes the value of the payouts to Mr. Hughes pursuant to Mr. Hughes' employment agreement, the Symantec Executive Retention Plan, and the Symantec Corporation Severance Plan assuming a qualifying termination as of March 28, 2008 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $16.82 on March 28, 2008 minus the exercise price):

Involuntary Termination Because of Market Conditions or Division Performance	Termination Without Cause or Resignation With Good Reason, or Termination Due to Death or Disability			Termination Without Cause or Constructive Termination within 12 Months of a Change of Control	
Severance Pay	Option Vesting	RSU Vesting	COBRA Premiums	Option Vesting	RSU Vesting
$154,837	$0	$88,625	$18,899	$0	$2,523,000

Enrique T. Salem

The following table summarizes the value of the payouts to Mr. Salem pursuant to the Symantec Executive Retention Plan and the Symantec Corporation Severance Plan, assuming a qualifying termination as of March 28, 2008 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $16.82 on March 28, 2008 minus the exercise price):

Involuntary Termination Because of Market Conditions or Division Performance		Termination Without Cause or Constructive Termination Within 12 Months of a Change of Control	
Severance Pay	COBRA Premiums	Option Vesting	RSU Vesting
$190,625	$6,376	$0	$3,027,600

Janice Chaffin

The following table summarizes the value of the payouts to Ms. Chaffin pursuant to the Symantec Executive Retention Plan and the Symantec Corporation Severance Plan, assuming a qualifying termination as of March 28, 2008 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $16.82 on March 28, 2008 minus the exercise price):

Involuntary Termination Because of Market Conditions or Division Performance		Termination Without Cause or Constructive Termination Within 12 Months of a Change of Control	
Severance Pay	COBRA Premiums	Option Vesting	RSU Vesting
$154,039	$6,895	$0	$2,523,000

Gregory S. Butterfield

On January 26, 2007, Symantec entered into an employment letter agreement with Mr. Butterfield. Pursuant to that agreement, in the event that Mr. Butterfield resigns for good reason (i.e. material reduction in position or salary, relocation, material breach of the employment letter agreement by Symantec) or if the employment of Mr. Butterfield is terminated other than for cause (as defined in the employment letter agreement, with reference to Mr. Butterfield's employment agreement with Altiris dated July 26, 2006) or is terminated due to death or disability before April 6, 2009, then Mr. Butterfield is entitled to the following:

- All unvested stock options, restricted share awards or other equity awards assumed by Symantec in its acquisition of Altiris will vest in full at the time of termination of employment. Any right of repurchase held by Symantec with respect to such equity awards will fully lapse at such time.
- Severance payments in the following amounts, to be paid within 30 days of termination of employment: (i) an amount equal to two years of Mr. Butterfield's base salary as of April 6, 2007; and (ii) an amount equal to two times Mr. Butterfield's annual bonus with a bonus target of 40% of his annual base salary as of April 6, 2007.

- Full payment of premiums for COBRA continuation healthcare coverage for Mr. Butterfield and his eligible dependents under Symantec's group health plan for the first 18 months of continuation coverage following termination of employment, or until the earlier date on which (i) Mr. Butterfield is no longer eligible to receive continuation coverage under COBRA, or (ii) Mr. Butterfield obtains substantially similar coverage under another employer's group insurance plan.

In the event that Mr. Butterfield resigns for good reason (i.e. material reduction in position or salary, relocation, material breach of the employment letter agreement by Symantec) or if the employment of Mr. Butterfield is terminated other than for cause (as defined in the employment letter agreement) or is terminated due to death or disability before April 6, 2009, then Mr. Butterfield is entitled to the following:

- Twenty-five percent of the Symantec common stock subject to Mr. Butterfield's initial option grant to purchase 115,000 shares and initial grant of 50,000 restricted stock units will vest at the time of termination of employment.

- The one-time payment of $900,000 shall be paid within 30 days of termination of employment.

The payment of the foregoing severance benefits is subject to Mr. Butterfield's returning a release of claims against Symantec. The following table summarizes the value of the payouts to Mr. Butterfield pursuant to Mr. Butterfield's employment letter agreement, assuming a qualifying termination as of March 28, 2008 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $16.82 on March 28, 2008 minus the exercise price):

Termination Other Than for Cause (as defined in Altiris Agreement), or Resignation for Good Reason, or Termination Due to Death or Disability				Termination Other Than for Cause (as defined in Symantec Agreement), or Resignation for Good Reason, or Termination Due to Death or Disability		
Severance Pay	Option Vesting	RSU Vesting	COBRA Premiums	Severance Pay	Option Vesting	RSU Vesting
$1,120,000	$139,189	$240,627	$28,908	$900,000	$0	$210,250

Thomas W. Kendra

The following table summarizes the value of the payouts to Mr. Kendra pursuant to the Symantec Executive Retention Plan and the Symantec Corporation Severance Plan, assuming a qualifying termination as of March 28, 2008 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $16.82 on March 28, 2008 minus the exercise price):

Involuntary Termination Because of Market Conditions or Division Performance		Termination Without Cause or Constructive Termination Within 12 Months of a Change of Control	
Severance Pay	COBRA Premiums	Option Vesting	RSU Vesting
$145,254	$6,261	$0	$2,523,000

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related-Person Transactions Policy and Procedures

Symantec has adopted a written related person transactions policy which provides for the company's policies and procedures regarding the identification, review, consideration and approval or ratification of "related person transactions." The Nominating and Governance Committee reviews transactions that may be "related person transactions," which are transactions between Symantec and any related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000, and in which the related person has or will have a direct or indirect material interest. For purposes of the policy, a related person is any Symantec executive officer, director, nominee for director, or stockholder holding more than 5% of any class of Symantec's voting securities, in each case, since the beginning of the previous fiscal year, and their immediate family members.

Under the policy, absent any facts or circumstances indicating special or unusual benefits to the related person, the following transactions are deemed not to be "related person transactions" (meaning the related person is deemed to not have a direct or indirect material interest in the transaction):

- compensation to executive officers determined by Symantec's Compensation Committee;
- any transaction with another company at which a related person is a director or an employee (other than an executive officer) if the aggregate amount involved does not exceed the greater of $2,000,000, or three percent of that company's total annual gross revenues, provided that the transaction involves the purchase of either company's goods and services and the transaction is subject to usual trade terms and is in the ordinary course of business and the related person is not involved in the negotiation of the transaction;
- any compensation paid to a director if the compensation is required to be reported in Symantec's proxy statement;
- any transaction where the related person's interest arises solely from the ownership of the company's common stock and all holders of the company's common stock received the same benefit on a pro rata basis;
- any charitable contribution, grant or endowment by Symantec or the Symantec Foundation to a charitable organization, foundation or university at which a related person's only relationship is as a director or an employee (other than an executive officer), if the aggregate amount involved does not exceed $1,000,000, or any non-discretionary matching contribution, grant or endowment made pursuant to a matching gift program;
- any transaction where the rates or charges involved are determined by competitive bids;
- any transaction involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; or
- any transaction involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

Under the policy, members of Symantec's legal department review transactions involving related persons that do not fall into one of the above categories. If they determine that a related person could have a significant interest in a transaction, the transaction is referred to the Nominating and Governance Committee. In addition, transactions may be identified through Symantec's Code of Conduct or other Symantec policies and procedures, and reported to the Nominating and Governance Committee. The Nominating and Governance Committee determines whether the related person has a material interest in a transaction and may approve, ratify, rescind or take other action with respect to the transaction.

Certain Related Person Transactions

In May 2008, Symantec entered into a dry-lease agreement for an aircraft with a company owned by Mr. Thompson, our Chairman and CEO. Pursuant to the agreement, Symantec leases the aircraft on a non-exclusive basis from Mr. Thompson's company from time to time solely for Mr. Thompson's business-related travel, at a dry-lease rate of $1,250 per flight hour. Pursuant to an agreement with an unrelated party, Symantec has also agreed to pay the variable operating costs of Mr. Thompson's business travel on this aircraft. The arrangement was approved by the Nominating and Governance Committee of our Board. The Nominating and Governance Committee has determined that the amounts billed by Mr. Thompson's company for our use of the aircraft are at or below the market rates charged by third-party commercial charter companies for similar aircraft. Symantec did not make any payments under this arrangement during fiscal 2008.

REPORT OF THE AUDIT COMMITTEE

The information contained in the following report of Symantec's Audit Committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by Symantec under the Securities Exchange Act of 1934 or the Securities Act of 1933 unless and only to the extent that Symantec specifically incorporates it by reference.

The Audit Committee is comprised solely of independent directors, as defined in the Marketplace Rules of the NASDAQ Stock Market, and operates under a written charter which was most recently amended by the Board on July 24, 2007. The Audit Committee oversees Symantec's financial reporting process on behalf of the Board. Management has primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements that were included in Symantec's Annual Report on Form 10-K for the fiscal year ended March 28, 2008 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

The Audit Committee reviewed with Symantec's independent registered public accounting firm, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of Symantec's accounting principles and such other matters as are required to be discussed with the Audit Committee under Statement on Auditing Standards No. 114, "The Auditor's Communications With Those Charged with Governance." In addition, the Audit Committee has discussed with the independent registered public accounting firm the registered public accounting firm's independence from management and Symantec, including the matters in the written disclosures required by professional standards. The Audit Committee also received and reviewed the independence letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1.

The Audit Committee discussed with Symantec's internal accountants and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the internal accountants and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of Symantec's internal controls, and the overall quality of Symantec's financial reporting.

The Audit Committee also received the report of management contained in Symantec's Annual Report on Form 10-K for the fiscal year ended March 28, 2008, as well as KPMG's Report of Independent Registered Public Accounting Firm included in Symantec's Annual Report on Form 10-K related to its audit of (i) the consolidated financial statements and financial statement schedule and (ii) the effectiveness of internal control over financial reporting. The Audit Committee continues to oversee Symantec's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal 2009.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in Symantec's Annual Report on Form 10-K for the fiscal year ended March 28, 2008 for filing with the SEC.

By: The Audit Committee of the Board of Directors:

David L. Mahoney
Robert S. Miller
George Reyes
V. Paul Unruh (Chair)

ADDITIONAL INFORMATION

Stockholder Proposals for the 2009 Annual Meeting

Requirements for Stockholder Proposals to be Brought Before an Annual Meeting. Symantec's bylaws provide that, for stockholder nominations to the Board or other proposals to be considered at an annual meeting, the stockholder must have given timely notice thereof in writing to the Corporate Secretary at Symantec Corporation, 20330 Stevens Creek Boulevard, Cupertino, California 95014, Attn: Corporate Secretary.

To be timely for the 2009 annual meeting, a stockholder's notice must be delivered to or mailed and received by the Corporate Secretary of the company at the principal executive offices of the company between June 24, 2009 and July 24, 2009. A stockholder's notice to the Corporate Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting the information required by Symantec's bylaws.

Requirements for Stockholder Proposals to be Considered for Inclusion in the Company's Proxy Materials. Stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at Symantec's 2009 annual meeting must be received by the company not later than April 13, 2009 in order to be considered for inclusion in Symantec's proxy materials for that meeting.

Available Information

Symantec will mail without charge, upon written request, a copy of Symantec's Annual Report on Form 10-K for fiscal year 2008, including the financial statements, schedule and list of exhibits, and any exhibit specifically requested. Requests should be sent to:

Symantec Corporation
20330 Stevens Creek Boulevard
Cupertino, California 95014
Attn: Investor Relations

The Annual Report is also available at www.symantec.com.

"Householding" — Stockholders Sharing the Same Last Name and Address

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called "householding." Under this procedure, multiple stockholders who reside at the same address may receive a single copy of our annual report and proxy materials, including the Notice of Internet Availability, unless the affected stockholder has provided contrary instructions. This procedure reduces printing costs and postage fees, and helps protect the environment as well.

This year, a number of brokers with account holders who are Symantec stockholders will be "householding" our annual report and proxy materials, including the Notice of Internet Availability. A single Notice of Internet Availability and, if applicable, a single set of annual report and other proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Stockholders may revoke their consent at any time by contacting Broadridge ICS, either by calling toll-free (800) 542-1061, or by writing to Broadridge ICS, Householding Department, 51 Mercedes Way, Edgewood, New York, 11717.

Upon written or oral request, Symantec will promptly deliver a separate copy of the Notice of Internet Availability and, if applicable, annual report and other proxy materials to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the Notice of Internet Availability and, if applicable, annual report and other proxy materials, you may write or call Symantec's Investor Relations department at 20330 Stevens Creek Boulevard, Cupertino, California 95014, Attn: Investor Relations, telephone number (408) 517-8324.

Any stockholders who share the same address and currently receive multiple copies of Symantec's Notice of Internet Availability or annual report and other proxy materials who wish to receive only one copy in the future can contact their bank, broker or other holder of record to request information about householding or Symantec's Investor Relations department at the address or telephone number listed above.

OTHER MATTERS

The Board does not presently intend to bring any other business before the meeting and, so far as is known to the Board, no matters are to be brought before the meeting except as specified in the notice of the meeting. As to any business that may arise and properly come before the meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended March 28, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from to .

Commission File Number 000-17781

SYMANTEC CORPORATION

(Exact name of the registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**77-0181864** *(I.R.S. Employer Identification No.)*
20330 Stevens Creek Blvd., Cupertino, California *(Address of principal executive offices)*	**95014-2132** *(zip code)*

Registrant's telephone number, including area code:
(408) 517-8000

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $0.01 per share, and Related Preferred Stock Purchase Rights *(Title of each class)*	**The Nasdaq Stock Market LLC** *(Name of each exchange on which registered)*

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

Aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sale price of Symantec common stock on September 28, 2007 as reported on the Nasdaq Global Select Market: $16,723,116,226.

Number of shares outstanding of the registrant's common stock as of April 25, 2008: 840,122,348

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to stockholders in connection with our Annual Meeting of Stockholders for 2008 are incorporated by reference into Part III herein.

SYMANTEC CORPORATION

FORM 10-K
For the Fiscal Year Ended March 28, 2008

TABLE OF CONTENTS

"Symantec," "we," "us," and "our" refer to Symantec Corporation and all of its subsidiaries. Symantec, the Symantec Logo, Norton, and Veritas are trademarks or registered trademarks of Symantec in the U.S. and other countries. Other names may be trademarks of their respective owners.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT MAY AFFECT FUTURE RESULTS

The discussion below contains forward-looking statements, which are subject to safe harbors under the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include references to our ability to utilize our deferred tax assets, as well as statements including words such as "expects," "plans," "anticipates," "believes," "estimates," "predicts," "projects," and similar expressions. In addition, statements that refer to projections of our future financial performance, anticipated growth and trends in our businesses and in our industries, the anticipated impacts of acquisitions, and other characterizations of future events or circumstances are forward-looking statements. These statements are only predictions, based on our current expectations about future events and may not prove to be accurate. We do not undertake any obligation to update these forward-looking statements to reflect events occurring or circumstances arising after the date of this report. These forward-looking statements involve risks and uncertainties, and our actual results, performance, or achievements could differ materially from those expressed or implied by the forward-looking statements on the basis of several factors, including those that we discuss under Item 1A, *Risk Factors,* beginning on page 13. We encourage you to read that section carefully.

PART I

Item 1. *Business*

Symantec is a global leader in providing security, storage and systems management solutions to help businesses and consumers secure and manage their information. We provide customers worldwide with software and services that protect, manage and control information risks related to security, data protection, storage, compliance, and systems management. We help our customers manage cost, complexity and compliance by protecting their IT infrastructure as they seek to maximize value from their IT investments.

We deliver a comprehensive and diverse set of security and availability products and services to large enterprises, governments, small and medium-sized businesses, and consumers on a worldwide basis. Our delivery network includes direct, inside, and channel sales resources that support our ecosystem of more than 44,000 partners worldwide, as well as various relationships with original equipment manufacturers, or OEMs, Internet service providers, or ISPs, and retail and online stores. We operate in three geographic regions: Americas, which includes United States, Canada, and Latin America; EMEA, which includes Europe, Middle East and Africa; and Asia Pacific Japan (APJ).

We operate primarily in two growing, diversified markets within the software sector: the security market and the storage software market. The security market includes products that protect consumers and enterprises from threats to endpoint devices, computer networks, and electronic information. Over the past several years, we have seen security threats continue to evolve from traditional viruses, worms, Trojan horses, and other vulnerabilities, and more recently from threats such as phishing (attacks that use spoofed websites and emails designed to record keystrokes or to deceive recipients into divulging personal financial data), email fraud, and identity theft. We have also seen security rise to a top priority for enterprises as information security is increasingly linked to regulatory compliance. This evolution is a key driver of our research and development and acquisition strategies, as we strive to differentiate our solutions from the competition and address our customers' changing needs.

The storage software market includes products that manage, archive, protect, and recover business-critical data. We believe that the security and storage software markets are converging as customers increasingly require our help in mitigating their risk profiles and managing their storage solutions in order to secure and manage their most valuable asset — their information. The worldwide storage software market consists of storage management, server and application management, backup and archiving, and infrastructure software products and services. Key drivers of demand in this market include the ever-increasing quantity of data being collected, the need for data to be protected, recoverable, and accessible at all times, and the need for a growing number of critical applications to be continuously available and highly performing.

Other factors driving demand in these markets include the increase in the number of Internet users, computing devices, and companies conducting business online, the continuous automation of business processes, the on-going desire of organizations to manage their overall IT risk, the increasing pressure on companies to lower storage and server management costs while simultaneously increasing the utilization, availability levels, and performance of their existing IT infrastructure, and the increasing importance of document retention and regulatory compliance solutions.

In the ever-changing threat landscape and increasingly complex IT environment for consumers and enterprises alike, we believe product differentiation will be the key to sustaining market leadership. Thus, we continually work to enhance the features and functionality of our existing products, extend our product leadership, and create innovative solutions for our customers. We focus on generating profitable and sustainable growth through internal research and development, licensing from third parties, and acquisitions of companies with leading technologies.

Business Developments and Highlights

During fiscal 2008, we took the following actions to support our business:

- We developed and launched several new products and integrated new feature functionality into new versions of products across our offerings. As a result, customers are leveraging our broader product portfolio to help them secure and manage their critical asset — information. Some of the new offerings in our enterprise business include: an integrated single agent to manage endpoint protection that incorporates compliance functionality; a single solution for centralized, end-to-end management of backup environments as well as adding data de-duplication and continuous disk-based backup capability; data protection for archiving that includes a simple, easy-to-manage online storage option via our software-as-a-service platform; a standardized storage management solution for heterogeneous environments that simplifies data center infrastructure; an integrated data loss prevention solution that combines endpoint and network-back technology to prevent the loss of confidential data wherever it is used or stored; and, the integration of endpoint security and Windows-based backup, which includes process workflow and automation functionality, based on the Altiris web services-based architecture. In our consumer business, we delivered stronger protection against web-based attacks as well as password and identity management tools.

- We formed a joint venture with Huawei, Technologies Co., Ltd to develop and manufacture security and storage appliances for global telecommunications carriers and enterprise customers. See Note 5 of the Notes to Consolidated Financial Statements in this annual report for more information.

- We completed three acquisitions during fiscal 2008, Altiris, Inc., Vontu, Inc., and Transparent Logic Technologies, Inc. In addition, during fiscal 2009, we acquired AppStream, Inc. These acquisitions add new products as well as enhance our product portfolio with additional features and capabilities. See Note 4 and 20 of the Notes to Consolidated Financial Statements in this annual report for more information.

- We sold the Application Performance Management (APM) business because we determined that APM was not a focus area that aligned with our long-term strategic direction. See Note 6 of the Notes to Consolidated Financial Statements in this annual report for more information.

- We reduced our cost structure in order to better align expenses with revenue expectations.

- We made the following key additions and changes to our executive management team:

  - We announced the appointment of Enrique Salem as Chief Operating Officer responsible for product development, sales, services, marketing and IT. Mr. Salem will be focusing on improving operations by leveraging our broad portfolio of technology and services across the businesses, while ensuring the sales and services teams are executing on our product initiatives.

  - We realigned the enterprise product groups to improve cross product line collaboration and drive better operating results. The enterprise product line leaders of the Security and Compliance group and Storage and Server Management group report directly to Mr. Salem.

  - Greg Hughes was named Chief Strategy Officer responsible for strategy and corporate development. Mr. Hughes will be focusing on emerging growth areas, such as our Symantec Protection Network, our software-as-a-service (SaaS) platform, as well as identifying and investing in new business models and go-to-market strategies.

- We repurchased 81 million shares of our common stock for an aggregate amount of $1.5 billion.

Founded in 1982, Symantec has grown to approximately $5.9 billion in revenue in fiscal 2008, positioning Symantec as the fourth largest independent software company in the world based on revenue. We have operations in more than 40 countries and our principal executive offices are located at 20330 Stevens Creek Blvd., Cupertino, California 95014. Our telephone number at that location is (408) 517-8000. Our home page on the Internet is *www.symantec.com.* Other than the information expressly set forth in this annual report, the information contained, or referred to, on our website is not part of this annual report.

For information regarding our revenue by segment, revenue by geographical area, and long-lived assets by geographical area, see Note 19 of the Notes to Consolidated Financial Statements in this annual report. For information regarding the amount and percentage of our revenue contributed in each of our product categories and our financial information, including information about geographic areas in which we operate, see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of* Operations and Note 19 of the Notes to Consolidated Financial Statements in this annual report. For information regarding risks associated with our international operations, see Item 1A, *Risk Factors.*

Operating Segments and Products

Our operating segments are significant strategic business units that offer different products and services, distinguished by customer needs. During most of fiscal 2008, we had six operating segments: Consumer Products, Security and Data Management, Data Center Management, Services, Altiris, and Other. The Other segment is comprised of sunset products and products nearing the end of their life cycle and also includes general and administrative expenses; amortization of acquired product rights, other intangible assets, and other assets; charges, such as acquired in-process research and development, patent settlements, stock-based compensation, and restructuring; and certain indirect costs that are not charged to the other operating segments.

During the March 2008 quarter, we modified our segment reporting structure in line with business operational changes associated with Enrique Salem's promotion to Chief Operating Officer in January 2008. The following changes have been made to our segment reporting structure:

- The Security and Data Management segment was renamed the Security and Compliance segment.
- The Altiris segment, in its entirety, moved into the Security and Compliance segment.
- The Data Center Management segment was renamed the Storage and Server Management segment. We also moved the Backup Exec products to the Storage and Server Management Group from the Security and Data Management segment.
- There were no changes to net revenues in the Consumer Products, Services, or Other segments.

The revised segment structure as noted above has been reflected in our financial results for all periods presented in this annual report.

Consumer Products

Our Consumer Products segment provides suites and services that include Internet security, PC tuneup, and backup for individual users and home offices. Our Norton™ brand of consumer security software products provides protection for Windows®, Macintosh®, Windows-Mobile®, and Symbian™ platforms.

Many of Symantec's consumer products include an ongoing commitment to provide product technology and feature updates throughout the typical 12-month term of the subscription, to help ensure up-to-the-minute protection against the latest threats. Most of the products that we are currently marketing or developing feature LiveUpdate™ functionality, which automatically updates these products with the latest technology, malware protection, antispyware definitions, antiphishing and antispam blacklists, parental control databases, and many other types of security and application data.

During fiscal 2008, the growth in our consumer business was driven by the evolving threat landscape, including malicious threats and crimeware, and increased demand for products that secure sensitive online consumer interactions, such as financial transactions, online backup and identity management. Our primary consumer products are: Norton 360™, Norton Internet Security™, and Norton AntiVirus.

Security and Compliance

Our Security and Compliance segment focuses on helping our customers standardize, automate and drive down the costs of day-to-day security activities.

Our primary security and compliance solutions address the following areas:

Endpoint Security and Management

Our endpoint security and management offerings enable organizations to evaluate, protect, and remediate both managed and unmanaged systems as they connect to corporate assets. Integrated solutions help customers protect critical network endpoints such as desktops, servers, laptops, and mobile devices against known and unknown threats using technologies such as antivirus, antispyware, firewall, intrusion prevention, network access control, advanced management, and monitoring.

Endpoint management solutions help customers further secure and ultimately reduce the cost of owning information technology by automating management tasks, including backup, recovery, deployment, migration, inventory, patch management, IT asset and service management, business process automation, data archiving and remote control. Products include Symantec™ Endpoint Protection, Symantec Network Access Control, and Altiris™ Total Management Suite.

Information Risk Management

Our Information Risk Management solutions provide a common framework for customers to consistently enforce data security policies across endpoints, networks, email, storage systems, and archiving. These solutions are built on market-leading policy management, archiving and retention, data loss prevention, antispam, and content filtering technologies, allowing IT professionals to proactively mitigate data security risks and policy violations while rapidly and cost-effectively responding to e-Discovery requests. We also help customers define, control, and govern their IT policies from a central location, enabling them to protect critical assets and reduce business risk by probing for network vulnerabilities, monitoring threats in real-time, retaining logs for analysis, managing security incidents, and demonstrating compliance with internal mandates and external regulations. Products include Symantec Information Foundation™, Symantec Mail Security, Symantec Enterprise Vault™, Vontu™ Data Loss Prevention, Symantec Control Compliance Suite, Symantec Security Information Manager, and Symantec Enterprise Security Manager™.

Storage and Server Management

Our Storage and Server Management segment focuses on providing enterprise customers with storage management, high availability, and data protection solutions across heterogeneous storage and server platforms. These solutions enable companies to standardize on a single layer of infrastructure software that works on every major distributed operating system and supports every major storage device, database, and application.

Our primary storage and server management solutions address the following areas:

Storage and Availability Management

These solutions provide file systems, volume management, clustering, storage resource management, storage utilization management, Storage Area Network management, storage virtualization and replication. They also enable enterprises to manage large storage environments and ensure the availability of critical applications. Products include Veritas CommandCentral Storage, Veritas Storage Foundation™, and Veritas™ Cluster Server.

Data Protection

Symantec's data protection family of products are designed to ensure successful backup and recovery of information and systems for organizations ranging from small to large enterprises using the latest disk, tape, deduplication, indexing and virtual technologies. Products include Veritas NetBackup™, Veritas NetBackup PureDisk™, Symantec Backup Exec™, and Symantec Backup Exec System Recovery.

Services

Our Services segment delivers Consulting, Managed, Hosted and Education services that complement our products and assist with product sales.

Managed and Hosted Services

Symantec Managed Services enable customers to place resource-intensive IT operations under the management of experienced Symantec specialists in order to optimize existing resources and focus on strategic IT projects. Symantec Hosted Services leverage infrastructure managed in a Symantec environment to help customers reduce IT complexity, manage IT risk, and to lower cost of operations. Symantec recently launched the Symantec Protection Network, a software-as-a-service platform that brings a range of availability technologies to small to medium-sized businesses. Currently two offerings are in the market — Symantec Online Backup and Symantec Online Storage for Backup Exec.

Consulting and Education Services

Symantec Consulting provides product enablement and residency services to enable customers to maximize the value of their investment in Symantec's products and solutions. In addition, Symantec Consulting provides customers advisory services in the areas of security and availability. Education Services provides a full range of programs, including technical training and security awareness training, to help customers optimize their Symantec solutions.

Sales and Channel Strategy

Consumer Products

We sell our consumer products and services to individuals and home offices globally through a multi-tiered network of distribution partners. Our strategy is to place our products in a variety of channels where consumers might consider purchasing security, PC tuneup and backup products.

Our products are available to customers through channels that include distributors, retailers, direct marketers, Internet-based resellers, OEMs, system builders, educational institutions, and ISPs. We separately sell annual content update subscriptions directly to end-users primarily through the Internet. We also sell some of our products and product upgrades in conjunction with channel partners through direct mail/email and over the Internet.

Sales in the Consumer Products business through our electronic distribution channel, which includes sales derived from OEMs, subscriptions, upgrades, online sales, and renewals, grew by $174 million in fiscal 2008 over fiscal 2007. During fiscal 2008, approximately 73 percent of revenue in the Consumer Products segment came from our electronic channels.

Enterprise Solutions

We sell and market our products and related services to enterprise customers both directly and through a variety of indirect sales channels, which include value-added resellers, or VARs, large account resellers, or LARs, distributors, system integrators, or SIs, and OEMs. Our enterprise customers include many leading global corporations, small and medium-sized businesses, and many government agencies around the world. Some of our sales efforts are targeted to senior executives and IT department personnel who are responsible for managing a company's IT initiatives.

Our primary method of demand generation for enterprise customers is through our direct sales force. We ended fiscal 2008 with approximately 9,200 individuals in our sales and services team. Account managers are responsible for customer relationships and opportunity management and are supported by product and services specialists.

We complement our direct sales efforts with indirect sales channels such as resellers, VARs, LARs, distributors, and SIs, primarily to address the small to medium-sized enterprise market. We sell our products through authorized distributors in more than 40 countries throughout the world. Our top distributor during fiscal 2008 was Ingram Micro, Inc.

Another important element of our Enterprise Solutions strategy involves our relationships with OEM partners that incorporate our products into their products, bundle our products with their products, or serve as authorized resellers of our products.

Marketing and Advertising

Our marketing expenditure relates primarily to advertising and promotion, which includes demand generation and brand recognition of our consumer and enterprise products. Our advertising and promotion efforts include, but are not limited to, electronic and print advertising, trade shows, collateral production, and all forms of direct marketing. We also invest in cooperative marketing campaigns with distributors, resellers, retailers, OEMs, and industry partners.

We invest in various retention marketing and customer loyalty programs to help drive renewals and encourage customer advocacy and referrals. We also provide focused vertical marketing programs in targeted industries and countries.

We typically offer two types of rebate programs within most countries: volume incentive rebates to channel partners and promotional rebates to distributors and end-users. Distributors and resellers earn volume incentive rebates primarily based upon product sales to end-users. We also offer rebates to individual users who purchase products through various resale channels.

We regularly offer upgrade rebates to consumers purchasing a new version of a product. Both volume incentive rebates and end-user rebates are accrued as an offset to revenue.

Support

Symantec has centralized support facilities throughout the world that provide rapid, around-the-clock responses to a wide range of customer inquiries. We have support facilities with experts in technical areas associated with the products we produce and the operating environments in which these products are deployed by many of our customers. Our technical support experts provide customers with information on product implementation and usage, issue resolution, and countermeasures and identification tools for new threats. Support is available in multiple languages including Cantonese, Dutch, English, French, German, Italian, Japanese, Korean, Mandarin, Portuguese, and Spanish. We believe that enhanced language support is an important element of our success and plan to continue our investments in the delivery of non-English technical support.

Symantec provides customers various levels of enterprise support offerings depending on their needs. Business Critical Services, our highest level of protection provides personalized, proactive support from technical experts for enterprises that require secure, uninterrupted access to their data and applications. Our enterprise security support program offers annual maintenance support contracts to enterprise customers worldwide, including content, upgrades, and technical support. Our standard technical support includes the following: unlimited hotline service delivered by telephone, fax, email, and over the Internet; immediate patches for severe problems; and, periodic software updates and access to our technical knowledge base and frequently asked questions.

Our consumer product support program provides self-help online services, phone, chat, and email support to consumers worldwide. A team of product experts, editors, and language translators are dedicated to maintaining the robustness of the online knowledge base. Generally, we use an outside vendor to provide telephone product support for a fee. Customers that subscribe to LiveUpdate receive automatic downloads of the latest virus definitions, application bug fixes, and patches for most of our consumer products.

Customers

Our solutions are used worldwide by individual and enterprise customers in a wide variety of industries, small, medium and large enterprises, as well as various governmental entities. In fiscal 2008, 2007 and 2006, one distributor, Ingram Micro, accounted for 10%, 11% and 13%, respectively, of our total net revenues. Our distributor arrangements with Ingram Micro consist of several non-exclusive, independently negotiated agreements with its subsidiaries, each of which cover different countries or regions. Each of these agreements is separately negotiated and is independent of any other contract (such as a master distribution agreement), and these agreements are not based on the same form of contract. None of these contracts was individually responsible for over 10 percent of our total net revenues in each of the last three fiscal years. In fiscal 2008, 2007 and 2006, one reseller, Digital River, accounted for 11%, 12% and 11%, respectively, of our total net revenues.

Research and Development

Research and development expenses, exclusive of in-process research and development associated with acquisitions, were $895 million, $867 million, and $682 million in fiscal 2008, 2007, and 2006, respectively. We believe that technical leadership is essential to our success and we expect to continue to commit substantial resources to research and development.

Symantec embraces a global R&D strategy with teams of engineers worldwide focused on product development, pure research and on tailoring our products to meet regional requirements. Conducting R&D close to our customers ensures that we have intimate knowledge of the markets we serve and a better link between our customers and our labs. Symantec strives to maintain long-term technological leadership by nurturing innovation, generating new ideas and developing next-generation technologies across all of our business.

Symantec Research Labs is a group designed to foster new technologies and products to help us maintain leadership in existing markets. The team focuses on short, medium, and long-term applied research, develops new products in emerging areas, participates in government-funded research projects, and partners with universities to conduct research to support Symantec's needs.

Our Security Response experts, located at research centers throughout the world, are focused on collecting and analyzing the latest malware threats, ranging from network security threats and vulnerabilities to viruses and worms. All this data is collected through our Symantec Global Intelligence Network, which provides insight into emerging trends in attacks, malicious code activity, phishing, spam, and other threats. The Security Response team is also focused on developing new technologies and approaches to protecting customers' information and systems.

Independent contractors are used for various aspects of the product development process. In addition, elements of some of our products are licensed from third parties.

Acquisitions

Our strategic technology acquisitions are designed to enhance the features and functionality of our existing products, as well as extend our product leadership. We use strategic acquisitions to provide certain technology, people, and products for our overall product and services strategy. We consider both time to market and potential market share gains when evaluating acquisitions of technologies, product lines, or companies. We have completed a number of acquisitions of technologies, companies, and products in the past, and we have also disposed of technologies and products. We may acquire and/or dispose of other technologies, products and companies in the future.

During fiscal 2008, we completed the following acquisitions:

Company Name	Company Description	Date Acquired
Altiris Inc.	A provider of information technology management software that enables businesses to easily manage and service network-based endpoints.	April 6, 2007
Vontu, Inc.	A provider of Data Loss Prevention (DLP) solutions that assist organizations in preventing the loss of confidential or proprietary information.	November 30, 2007
Transparent Logic Technologies, Inc.	A provider of products that support business process automation and workflow.	January 11, 2008

In addition, on April 18, 2008, we acquired AppStream Inc., a provider of application streaming technology, an on-demand delivery mechanism that leverages the power of application virtualization to enable greater flexibility and control.

For further discussion of our acquisitions, see Notes 4 and 20 of the Notes to Consolidated Financial Statements in this annual report.

Competition

Our markets are consolidating, are highly competitive, and are subject to rapid changes in technology. We are focused on integrating next generation technology capabilities into our solution set in order to differentiate ourselves from the competition. We believe that the principal competitive factors necessary to be successful in our industry also include, time to market, price, reputation, financial stability, breadth of product offerings, customer support, brand recognition, and effective sales and marketing efforts.

In addition to the competition we face from direct competitors, we face indirect or potential competition from retail, application providers, operating system providers, network equipment manufacturers, and other OEMs, who may provide various solutions and functions in their current and future products. We also compete for access to retail distribution channels and for the attention of customers at the retail level and in corporate accounts. In addition, we compete with other software companies, operating system providers, network equipment manufacturers and other OEMs to acquire technologies, products, or companies and to publish software developed by third parties. We also compete with other software companies in our effort to place our products on the computer equipment sold to consumers by OEMs.

The competitive environments in which each segment operates are described below.

Consumer Products

Some of the channels in which our consumer products are offered are highly competitive. Our competitors are sometimes intensely focused on customer acquisition, which has led such competitors to offer their technology for free, engage in aggressive marketing, or enter into competitive partnerships.

Our primary competitors in the Consumer Products segment are McAfee, Inc., Microsoft Corporation, and Trend Micro Inc. There are also several smaller regional security companies that we compete against primarily in the EMEA and APJ regions.

Security and Compliance

In the security and compliance markets, we compete against many companies that offer competing products to our technology solutions and competing services to our response and support services. Our primary competitors in the security market are Cisco Systems, Inc., McAfee, Microsoft, and Trend Micro. There are also several smaller regional security companies that we compete against primarily in the EMEA and APJ regions.

Storage and Server Management

The markets for storage and server management are intensely competitive. In the areas of data protection and storage and server management, our primary competitors are CA Inc., CommVault Systems, Inc., EMC, Inc., Hewlett-Packard Co., IBM Corp., Microsoft, Oracle Corp., and Sun Microsystems, Inc.

Services

We believe that the principal competitive factors for our services segment include technical capability, customer responsiveness, and our ability to hire and retain talented and experienced services personnel. Our primary competitors in the services segment are EMC, Hewlett-Packard, IBM, and regional specialized consulting firms. In the managed security services business, our primary competitors are IBM and VeriSign, Inc.

Intellectual Property

Protective Measures

We regard some of the features of our internal operations, software, and documentation as proprietary and rely on copyright, patent, trademark and trade secret laws, confidentiality procedures, contractual arrangements, and other measures to protect our proprietary information. Our intellectual property is an important and valuable asset that enables us to gain recognition for our products, services, and technology and enhance our competitive position.

As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, distributors, and corporate partners, and we enter into license agreements with respect to our software, documentation, and other proprietary information. These license agreements are generally non-transferable and have a perpetual term. We also educate our employees on trade secret protection and employ measures to protect our facilities, equipment, and networks.

Trademarks, Patents, Copyrights, and Licenses

Symantec and the Symantec logo are trademarks or registered trademarks in the U.S. and other countries. In addition to Symantec and the Symantec logo, we have used, registered, and/or applied to register other specific trademarks and service marks to help distinguish our products, technologies, and services from those of our competitors in the U.S. and foreign countries and jurisdictions. We enforce our trademark, service mark, and trade name rights in the U.S. and abroad. The duration of our trademark registrations varies from country to country, and in the U.S. we generally are able to maintain our trademark rights and renew any trademark registrations for as long as the trademarks are in use.

We have a number of U.S. and foreign issued patents and pending patent applications, including patents and rights to patent applications acquired through strategic transactions, which relate to various aspects of our products and technology. The duration of our patents is determined by the laws of the country of issuance and for the U.S. is typically 17 years from the date of issuance of the patent or 20 years from the date of filing of the patent application resulting in the patent, which we believe is adequate relative to the expected lives of our products.

Our products are protected under U.S. and international copyright laws and laws related to the protection of intellectual property and proprietary information. We take measures to label such products with the appropriate proprietary rights notices, and we actively enforce such rights in the U.S. and abroad. However, these measures may not provide sufficient protection, and our intellectual property rights may be challenged. In addition, we license some intellectual property from third parties for use in our products, and generally must rely on the third party to protect the licensed intellectual property rights. While we believe that our ability to maintain and protect our intellectual property rights is important to our success, we also believe that our business as a whole is not materially dependent on any particular patent, trademark, license, or other intellectual property right.

Seasonality

As is typical for many large software companies, our business is seasonal. Software license and maintenance orders are generally higher in our third and fourth fiscal quarters and lower in our first and second fiscal quarters. A significant decline in license and maintenance orders is typical in the first quarter of our fiscal year as compared to license and maintenance orders in the fourth quarter of the prior fiscal year. In addition, we generally receive a higher volume of software license and maintenance orders in the last month of a quarter, with orders concentrated in the later part of that month. We believe that this seasonality primarily reflects customer spending patterns and budget cycles, as well as the impact of compensation incentive plans for our sales personnel. Revenue generally reflects similar seasonal patterns but to a lesser extent than orders because revenue is not recognized until an order is shipped or services are performed and other revenue recognition criteria are met, and because a significant portion of our in-period revenue is provided by the ratable recognition of our deferred revenue balance.

Employees

As of March 28, 2008, we employed more than 17,600 people worldwide, approximately 53 percent of whom reside in the U.S. Approximately 6,200 employees work in sales and marketing; 5,200 in research and development; 3,900 in support and services; and 2,300 in management, manufacturing, and administration.

Other Information

Our Internet address is *www.symantec.com.* We make available free of charge on our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission, or SEC. Other than the information expressly set forth in this annual report, the information contained, or referred to, on our website is not part of this annual report.

The public may also read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC.

Item 1A. *Risk Factors*

A description of the risk factors associated with our business is set forth below. The list is not exhaustive and you should carefully consider these risks and uncertainties before investing in our common stock.

If we are unable to develop new and enhanced products and services that achieve widespread market acceptance, or if we are unable to continually improve the performance, features, and reliability of our existing products and services or adapt our business model to keep pace with industry trends, our business and operating results could be adversely affected.

Our future success depends on our ability to respond to the rapidly changing needs of our customers by developing or introducing new products, product upgrades, and services on a timely basis. We have in the past incurred, and will continue to incur, significant research and development expenses as we strive to remain competitive. New product development and introduction involves a significant commitment of time and resources and is subject to a number of risks and challenges including:

- Managing the length of the development cycle for new products and product enhancements, which has frequently been longer than we originally expected
- Adapting to emerging and evolving industry standards and to technological developments by our competitors and customers
- Extending the operation of our products and services to new platforms and operating systems
- Entering into new or unproven markets with which we have limited experience
- Managing new product and service strategies, including integrating our various security and storage technologies, management solutions, customer service, and support into unified enterprise security and storage solutions
- Incorporating acquired products and technologies
- Trade compliance issues affecting our ability to ship new products
- Developing or expanding efficient sales channels
- Obtaining sufficient licenses to technology and technical access from operating system software vendors on reasonable terms to enable the development and deployment of interoperable products, including source code licenses for certain products with deep technical integration into operating systems

In addition, if we cannot adapt our business models to keep pace with industry trends, our revenue could be negatively impacted. In connection with our enterprise software offerings, we license our applications on a variety of bases, such as per server, per processor, or based on performance criteria such as per amount of data processed or stored. If enterprises continue to migrate towards solutions, such as virtualization, which allow enterprises to run multiple applications and operating systems on a single server and thereby reduce the number of servers they are required to own and operate, we may experience lower license revenues unless we are able to successfully change our enterprise licensing model or sell additional software to take into account the impact of these new solutions.

If we are not successful in managing these risks and challenges, or if our new products, product upgrades, and services are not technologically competitive or do not achieve market acceptance, our business and operating results could be adversely affected.

Fluctuations in demand for our products and services are driven by many factors, and a decrease in demand for our products could adversely affect our financial results.

We are subject to fluctuations in demand for our products and services due to a variety of factors, including general economic conditions, competition, product obsolescence, technological change, shifts in buying patterns and budget constraints of our actual and potential customers, levels of broadband usage, awareness of security threats to IT systems, and other factors. While such factors may, in some periods, increase product sales, fluctuations in demand can also negatively impact our product sales. If demand for our products declines, our revenues and gross margin could be adversely affected. For example, if the challenging economic conditions in the United States or other key markets continue or deteriorate further, we may experience slower or negative revenue growth and our business and operating results might suffer.

We operate in a highly competitive environment, and our competitors may gain market share in the markets for our products that could adversely affect our business and cause our revenues to decline.

We operate in intensely competitive markets that experience rapid technological developments, changes in industry standards, changes in customer requirements, and frequent new product introductions and improvements. If we are unable to anticipate or react to these competitive challenges or if existing or new competitors gain market share in any of our markets, our competitive position could weaken and we could experience a drop in revenue that could adversely affect our business and operating results. To compete successfully, we must maintain a successful research and development effort to develop new products and services and enhance existing products and services, effectively adapt to changes in the technology or product rights held by our competitors, appropriately respond to competitive strategies, and effectively adapt to technological changes and changes in the ways that our information is accessed, used, and stored within our enterprise and consumer markets. If we are unsuccessful in responding to our competitors or to changing technological and customer demands, we could experience a negative effect on our competitive position and our financial results.

Our traditional competitors include independent software vendors that offer software products that directly compete with our product offerings. In addition to competing with these vendors directly for sales to end-users of our products, we compete with them for the opportunity to have our products bundled with the product offerings of our strategic partners such as computer hardware OEMs and ISPs. Our competitors could gain market share from us if any of these strategic partners replace our products with the products of our competitors or if they more actively promote our competitors' products than our products. In addition, software vendors who have bundled our products with theirs may choose to bundle their software with their own or other vendors' software or may limit our access to standard product interfaces and inhibit our ability to develop products for their platform.

We face growing competition from network equipment and computer hardware manufacturers and large operating system providers. These firms are increasingly developing and incorporating into their products data protection and storage and server management software that competes at some levels with our product offerings. Our competitive position could be adversely affected to the extent that our customers perceive the functionality incorporated into these products as replacing the need for our products.

Another growing industry trend is the software-as-a-service ("SaaS") business model, whereby software vendors develop and host their applications for use by customers over the Internet. This allows enterprises to obtain the benefits of commercially licensed, internally operated software without the associated complexity or high initial set-up and operational costs. Advances in the SaaS business model could enable the growth of our competitors and could affect the success of our traditional software licensing models. We have recently released our own SaaS offerings. However, it is uncertain whether our SaaS strategy will prove successful or whether we will be able to successfully incorporate our SaaS offering into our current licensing models. Our inability to successfully develop and market SaaS product offerings could cause us to lose business to competitors.

Many of our competitors have greater financial, technical, sales, marketing, or other resources than we do and consequently may have the ability to influence customers to purchase their products instead of ours. We also face competition from many smaller companies that specialize in particular segments of the markets in which we compete.

If we fail to manage our sales and distribution channels effectively or if our partners choose not to market and sell our products to their customers, our operating results could be adversely affected.

We sell our products to customers around the world through multi-tiered sales and distribution networks. Sales through these different channels involve distinct risks, including the following:

Direct Sales. A significant portion of our revenues from enterprise products is derived from sales by our direct sales force to end-users. Special risks associated with this sales channel include:

- Longer sales cycles associated with direct sales efforts
- Difficulty in hiring, retaining, and motivating our direct sales force
- Substantial amounts of training for sales representatives to become productive, including regular updates to cover new and revised products

Indirect Sales Channels. A significant portion of our revenues is derived from sales through indirect channels, including distributors that sell our products to end-users and other resellers. This channel involves a number of risks, including:

- Our lack of control over the timing of delivery of our products to end-users
- Our resellers and distributors are not subject to minimum sales requirements or any obligation to market our products to their customers
- Our reseller and distributor agreements are generally nonexclusive and may be terminated at any time without cause
- Our resellers and distributors frequently market and distribute competing products and may, from time to time, place greater emphasis on the sale of these products due to pricing, promotions, and other terms offered by our competitors

OEM Sales Channels. A significant portion of our revenues is derived from sales through our OEM partners that incorporate our products into, or bundle our products with, their products. Our reliance on this sales channel involves many risks, including:

- Our lack of control over the shipping dates or volume of systems shipped
- Our OEM partners are generally not subject to minimum sales requirements or any obligation to market our products to their customers
- Our OEM partners may terminate or renegotiate their arrangements with us and new terms may be less favorable due, among other things, to an increasingly competitive relationship with certain partners
- Sales through our OEM partners are subject to changes in strategic direction, competitive risks, and other issues that could result in reduction of OEM sales
- The development work that we must generally undertake under our agreements with our OEM partners may require us to invest significant resources and incur significant costs with little or no associated revenues
- The time and expense required for the sales and marketing organizations of our OEM partners to become familiar with our products may make it more difficult to introduce those products to the market
- Our OEM partners may develop, market, and distribute their own products and market and distribute products of our competitors, which could reduce our sales

If we fail to manage our sales and distribution channels successfully, these channels may conflict with one another or otherwise fail to perform as we anticipate, which could reduce our sales and increase our expenses as well as weaken our competitive position. Some of our distribution partners have experienced financial difficulties in the past, and if our partners suffer financial difficulties in the future, we may have reduced sales or increased bad debt expense that could adversely affect our operating results. In addition, reliance on multiple channels subjects us to events that could cause unpredictability in demand, which could increase the risk that we may be unable to plan effectively for the future, and could result in adverse operating results in future periods.

We have grown, and may continue to grow, through acquisitions that give rise to risks and challenges that could adversely affect our future financial results.

We have in the past acquired, and we expect to acquire in the future, other businesses, business units, and technologies. Acquisitions can involve a number of special risks and challenges, including:

- Complexity, time, and costs associated with the integration of acquired business operations, workforce, products, and technologies into our existing business, sales force, employee base, product lines, and technology
- Diversion of management time and attention from our existing business and other business opportunities
- Loss or termination of employees, including costs associated with the termination or replacement of those employees
- Assumption of debt or other liabilities of the acquired business, including litigation related to the acquired business
- The addition of acquisition-related debt as well as increased expenses and working capital requirements
- Dilution of stock ownership of existing stockholders
- Increased costs and efforts in connection with compliance with Section 404 of the Sarbanes-Oxley Act
- Substantial accounting charges for restructuring and related expenses, write-off of in-process research and development, impairment of goodwill, amortization of intangible assets, and stock-based compensation expense

Integrating acquired businesses has been and will continue to be a complex, time consuming, and expensive process, and can impact the effectiveness of our internal control over financial reporting.

If integration of our acquired businesses is not successful, we may not realize the potential benefits of an acquisition or undergo other adverse effects that we currently do not foresee. To integrate acquired businesses, we must implement our technology systems in the acquired operations and integrate and manage the personnel of the acquired operations. We also must effectively integrate the different cultures of acquired business organizations into our own in a way that aligns various interests, and may need to enter new markets in which we have no or limited experience and where competitors in such markets have stronger market positions.

Any of the foregoing, and other factors, could harm our ability to achieve anticipated levels of profitability from acquired businesses or to realize other anticipated benefits of acquisitions. In addition, because acquisitions of high technology companies are inherently risky, no assurance can be given that our previous or future acquisitions will be successful and will not adversely affect our business, operating results, or financial condition.

We have not historically maintained substantial levels of indebtedness, and our financial condition and results of operations could be adversely affected if we do not effectively manage our liabilities.

In June 2006, we sold $2.1 billion in aggregate principal amount of convertible senior notes. As a result of the sale of the notes, we have a substantially greater amount of long term debt than we have maintained in the past. In addition, we have entered into a credit facility with a borrowing capacity of $1 billion and we borrowed $200 million under the facility in November 2007 to fund a portion of the purchase price of our acquisition of Vontu, Inc. Our credit facility allows us immediate access to an additional $800 million of domestic funds if we identify opportunities for its use. From time to time in the future, we may also incur indebtedness in addition to the amount available under our credit facility. Our maintenance of substantial levels of debt could adversely affect our flexibility to take advantage of certain corporate opportunities and could adversely affect our financial condition and results of operations.

Our international operations involve risks that could increase our expenses, adversely affect our operating results, and require increased time and attention of our management.

We derive a substantial portion of our revenues from customers located outside of the U.S. and we have significant operations outside of the U.S., including engineering, sales, customer support, and production. We plan to expand our international operations, but such expansion is contingent upon the financial performance of our existing international operations as well as our identification of growth opportunities. Our international operations are subject to risks in addition to those faced by our domestic operations, including:

- Potential loss of proprietary information due to misappropriation or laws that may be less protective of our intellectual property rights than U.S. laws
- Requirements of foreign laws and other governmental controls, including trade and labor restrictions and related laws that reduce the flexibility of our business operations
- Regulations or restrictions on the use, import, or export of encryption technologies that could delay or prevent the acceptance and use of encryption products and public networks for secure communications
- Central bank and other restrictions on our ability to repatriate cash from our international subsidiaries or to exchange cash in international subsidiaries into cash available for use in the U.S.
- Fluctuations in currency exchange rates and economic instability such as higher interest rates in the U.S. and inflation that could reduce our customers' ability to obtain financing for software products or that could make our products more expensive or could increase our costs of doing business in certain countries
- Limitations on future growth or inability to maintain current levels of revenues from international sales if we do not invest sufficiently in our international operations
- Longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable
- Difficulties in staffing, managing, and operating our international operations, including difficulties related to administering our stock plans in some foreign countries
- Difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations
- Seasonal reductions in business activity in the summer months in Europe and in other periods in other countries
- Reduced sales due to the failure to obtain any required export approval of our technologies, particularly our encryption technologies
- Costs and delays associated with developing software in multiple languages
- Political unrest, war, or terrorism, particularly in areas in which we have facilities

A significant portion of our transactions outside of the U.S. are denominated in foreign currencies. Accordingly, our future operating results will continue to be subject to fluctuations in foreign currency rates. We may be negatively affected by fluctuations in foreign currency rates in the future, especially if international sales continue to grow as a percentage of our total sales.

The level of corporate tax from sales to our non-U.S. customers is less than the level of tax from sales to our U.S. customers. This benefit is contingent upon existing tax regulations in the U.S. and in the countries in which our international operations are located. Future changes in domestic or international tax regulations could adversely affect our ability to continue to realize these tax benefits.

Our products are complex and operate in a wide variety of computer configurations, which could result in errors or product failures.

Because we offer very complex products, undetected errors, failures, or bugs may occur, especially when products are first introduced or when new versions are released. Our products are often installed and used in large-scale computing environments with different operating systems, system management software, and equipment and networking configurations, which may cause errors or failures in our products or may expose undetected errors, failures, or bugs in our products. Our customers' computing environments are often characterized by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. In addition, despite testing by us and others, errors, failures, or bugs may not be found in new products or releases until after commencement of commercial shipments. In the past, we have discovered software errors, failures, and bugs in certain of our product offerings after their introduction and, in some cases, may have experienced delayed or lost revenues as a result of these errors.

Errors, failures, or bugs in products released by us could result in negative publicity, product returns, loss of or delay in market acceptance of our products, loss of competitive position, or claims by customers or others. Many of our end-user customers use our products in applications that are critical to their businesses and may have a greater sensitivity to defects in our products than to defects in other, less critical, software products. In addition, if an actual or perceived breach of information integrity or availability occurs in one of our end-user customer's systems, regardless of whether the breach is attributable to our products, the market perception of the effectiveness of our products could be harmed. Alleviating any of these problems could require significant expenditures of our capital and other resources and could cause interruptions, delays, or cessation of our product licensing, which could cause us to lose existing or potential customers and could adversely affect our operating results.

If we are unable to attract and retain qualified employees, lose key personnel, fail to integrate replacement personnel successfully, or fail to manage our employee base effectively, we may be unable to develop new and enhanced products and services, effectively manage or expand our business, or increase our revenues.

Our future success depends upon our ability to recruit and retain our key management, technical, sales, marketing, finance, and other critical personnel. Our officers and other key personnel are employees-at-will, and we cannot assure you that we will be able to retain them. Competition for people with the specific skills that we require is significant. In order to attract and retain personnel in a competitive marketplace, we believe that we must provide a competitive compensation package, including cash and equity-based compensation. The volatility in our stock price may from time to time adversely affect our ability to recruit or retain employees. In addition, we may be unable to obtain required stockholder approvals of future increases in the number of shares available for issuance under our equity compensation plans, and recent changes in accounting rules require us to treat the issuance of employee stock options and other forms of equity-based compensation as compensation expense. As a result, we may decide to issue fewer equity-based incentives and may be impaired in our efforts to attract and retain necessary personnel. If we are unable to hire and retain qualified employees, or conversely, if we fail to manage employee performance or reduce staffing levels when required by market conditions, our business and operating results could be adversely affected.

Key personnel have left our company in the past and there likely will be additional departures of key personnel from time to time in the future. The loss of any key employee could result in significant disruptions to our operations, including adversely affecting the timeliness of product releases, the successful implementation and completion of company initiatives, the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, and the results of our operations. In addition, hiring, training, and successfully integrating replacement sales and other personnel could be time consuming, may cause additional disruptions to our operations, and may be unsuccessful, which could negatively impact future revenues.

We are a party to several class action lawsuits, which could require significant management time and attention and result in significant legal expenses, and which could, if not determined favorably, negatively impact our business, financial condition, results of operations, and cash flows.

We have been named as a party to class action lawsuits, and we may be named in additional litigation. The expense of defending such litigation may be costly and divert management's attention from the day-to-day operations of our business, which could adversely affect our business, results of operations, and cash flows. In addition, an unfavorable outcome in such litigation could negatively impact our business, results of operations, and cash flows.

Third parties claiming that we infringe their proprietary rights could cause us to incur significant legal expenses and prevent us from selling our products.

From time to time, we receive claims that we have infringed the intellectual property rights of others, including claims regarding patents, copyrights, and trademarks. In addition, former employers of our former, current, or future employees may assert claims that such employees have improperly disclosed to us the confidential or proprietary information of these former employers. Any such claim, with or without merit, could result in costly litigation and distract management from day-to-day operations. If we are not successful in defending such claims, we could be required to stop selling, delay shipments of, or redesign our products, pay monetary amounts as damages, enter into royalty or licensing arrangements, or satisfy indemnification obligations that we have with some of our customers. We cannot assure you that any royalty or licensing arrangements that we may seek in such circumstances will be available to us on commercially reasonable terms or at all.

In addition, we license and use software from third parties in our business. These third party software licenses may not continue to be available to us on acceptable terms or at all, and may expose us to additional liability. This liability, or our inability to use any of this third party software, could result in shipment delays or other disruptions in our business that could materially and adversely affect our operating results.

If we do not protect our proprietary information and prevent third parties from making unauthorized use of our products and technology, our financial results could be harmed.

Most of our software and underlying technology is proprietary. We seek to protect our proprietary rights through a combination of confidentiality agreements and procedures and through copyright, patent, trademark, and trade secret laws. However, all of these measures afford only limited protection and may be challenged, invalidated, or circumvented by third parties. Third parties may copy all or portions of our products or otherwise obtain, use, distribute, and sell our proprietary information without authorization. Third parties may also develop similar or superior technology independently by designing around our patents. Our shrink-wrap license agreements are not signed by licensees and therefore may be unenforceable under the laws of some jurisdictions. Furthermore, the laws of some foreign countries do not offer the same level of protection of our proprietary rights as the laws of the U.S., and we may be subject to unauthorized use of our products in those countries. The unauthorized copying or use of our products or proprietary information could result in reduced sales of our products. Any legal action to protect proprietary information that we may bring or be engaged in with a strategic partner or vendor could adversely affect our ability to access software, operating system, and hardware platforms of such partner or vendor, or cause such partner or vendor to choose not to offer our products to their customers. In addition, any legal action to protect proprietary information that we may bring or be engaged in, alone or through our alliances with the Business Software Alliance ("BSA"), or the Software & Information Industry Association (SIIA), could be costly, may distract management from day-to-day operations, and may lead to additional claims against us, which could adversely affect our operating results.

Some of our products contain "open source" software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Certain of our products are distributed with software licensed by its authors or other third parties under so-called "open source" licenses, which may include, by way of example, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), the Mozilla Public License, the BSD License, and the Apache License. Some of these licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software, and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. If we combine our proprietary software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open source, but we cannot be sure that all open source is submitted for approval prior to use in our products. In addition, many of the risks associated with usage of open source cannot be eliminated, and could, if not properly addressed, negatively affect our business.

Our software products and website may be subject to intentional disruption that could adversely impact our reputation and future sales.

Although we believe we have sufficient controls in place to prevent intentional disruptions, we expect to be an ongoing target of attacks specifically designed to impede the performance of our products. Similarly, experienced computer programmers may attempt to penetrate our network security or the security of our website and misappropriate proprietary information or cause interruptions of our services. Because the techniques used by such computer programmers to access or sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Our activities could be adversely affected and our reputation and future sales harmed if these intentionally disruptive efforts are successful.

Increased customer demands on our technical support services may adversely affect our relationships with our customers and our financial results.

We offer technical support services with many of our products. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors or successfully integrate support for our customers. Further customer demand for these services, without corresponding revenues, could increase costs and adversely affect our operating results.

We have outsourced a substantial portion of our worldwide consumer support functions to third party service providers. If these companies experience financial difficulties, do not maintain sufficiently skilled workers and resources to satisfy our contracts, or otherwise fail to perform at a sufficient level under these contracts, the level of support services to our customers may be significantly disrupted, which could materially harm our relationships with these customers.

Accounting charges may cause fluctuations in our quarterly financial results.

Our financial results have been in the past, and may continue to be in the future, materially affected by non-cash and other accounting charges, including:

- Amortization of intangible assets, including acquired product rights
- Impairment of goodwill
- Stock-based compensation expense
- Restructuring charges
- Impairment of long-lived assets
- Loss on sale of a business and similar write-downs of assets held for sale

For example, in connection with our acquisition of Veritas, we have recorded approximately $2.8 billion of acquired product rights and other intangible assets and $8.6 billion of goodwill. We have recorded and will continue to record future amortization charges with respect to a portion of these intangible assets and stock-based compensation expense related to the stock options to purchase Veritas common stock assumed by us. In addition, we will evaluate our long-lived assets, including property and equipment, goodwill, acquired product rights, and other intangible assets, whenever events or circumstances occur which indicate that these assets might be impaired. Goodwill is evaluated annually for impairment in the fourth quarter of each fiscal year or more frequently if events and circumstances warrant, and our evaluation depends to a large degree on estimates and assumptions made by our management. Our assessment of any impairment of goodwill is based on a comparison of the fair value of each of our reporting units to the carrying value of that reporting unit. Our determination of fair value relies on management's assumptions of our future revenues, operating costs, and other relevant factors. If management's estimates of future operating results change, or if there are changes to other assumptions such as the discount rate applied to future operating results, the estimate of the fair value of our reporting units could change significantly, which could result in a goodwill impairment charge.

The foregoing types of accounting charges may also be incurred in connection with or as a result of other business acquisitions. The price of our common stock could decline to the extent that our financial results are materially affected by the foregoing accounting charges.

Our effective tax rate may increase, which could increase our income tax expense and reduce our net income.

Our effective tax rate could be adversely affected by several factors, many of which are outside of our control, including:

- Changes in the relative proportions of revenues and income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates
- Changing tax laws, regulations, and interpretations in multiple jurisdictions in which we operate as well as the requirements of certain tax rulings
- The tax effects of purchase accounting for acquisitions and restructuring charges that may cause fluctuations between reporting periods
- Tax assessments, or any related tax interest or penalties, could significantly affect our income tax expense for the period in which the settlements take place.

The price of our common stock could decline if our financial results are materially affected by an adverse change in our effective tax rate.

We report our results of operations based on our determinations of the amount of taxes owed in the various tax jurisdictions in which we operate. From time to time, we receive notices that a tax authority to which we are subject has determined that we owe a greater amount of tax than we have reported to such authority, and we are regularly engaged in discussions, and sometimes disputes, with these tax authorities. We are engaged in disputes of this nature at this time. If the ultimate determination of our taxes owed in any of these jurisdictions is for an amount in excess of the tax provision we have recorded or reserved for, our operating results, cash flows, and financial condition could be adversely affected.

Fluctuations in our quarterly financial results have affected the price of our common stock in the past and could affect our stock price in the future.

Our quarterly financial results have fluctuated in the past and are likely to vary significantly in the future due to a number of factors, many of which are outside of our control and which could adversely affect our operations and operating results. If our quarterly financial results or our predictions of future financial results fail to meet the expectations of securities analysts and investors, our stock price could be negatively affected. Any volatility in our quarterly financial results may make it more difficult for us to raise capital in the future or pursue acquisitions that involve issuances of our stock. Our operating results for prior periods may not be effective predictors of our future performance.

Factors associated with our industry, the operation of our business, and the markets for our products may cause our quarterly financial results to fluctuate, including:

- Reduced demand for any of our products
- Entry of new competition into our markets
- Competitive pricing pressure for one or more of our classes of products
- Our ability to timely complete the release of new or enhanced versions of our products
- The number, severity, and timing of threat outbreaks (e.g. worms and viruses)
- Our resellers making a substantial portion of their purchases near the end of each quarter

- Enterprise customers' tendency to negotiate site licenses near the end of each quarter
- Cancellation, deferral, or limitation of orders by customers
- Fluctuations in foreign currency exchange rates
- Movement in interest rates
- The rate of adoption of new product technologies and new releases of operating systems
- Weakness or uncertainty in general economic or industry conditions in any of the multiple markets in which we operate that could reduce customer demand and ability to pay for our products and services
- Political and military instability, which could slow spending within our target markets, delay sales cycles, and otherwise adversely affect our ability to generate revenues and operate effectively
- Budgetary constraints of customers, which are influenced by corporate earnings and government budget cycles and spending objectives
- Disruptions in our business operations or target markets caused by, among other things,
  - Earthquakes, floods, or other natural disasters affecting our headquarters located in Silicon Valley, California, an area known for seismic activity, or our other locations worldwide
  - Acts of war or terrorism
  - Intentional disruptions by third parties
  - Health or similar issues, such as a pandemic

Any of the foregoing factors could cause the trading price of our common stock to fluctuate significantly.

Our stock price may be volatile in the future, and you could lose the value of your investment.

The market price of our common stock has experienced significant fluctuations in the past and may continue to fluctuate in the future, and as a result you could lose the value of your investment. The market price of our common stock may be affected by a number of factors, including:

- Announcements of quarterly operating results and revenue and earnings forecasts by us that fail to meet or be consistent with our earlier projections or the expectations of our investors or securities analysts
- Announcements by either our competitors or customers that fail to meet or be consistent with their earlier projections or the expectations of our investors or securities analysts
- Rumors, announcements, or press articles regarding our or our competitors' operations, management, organization, financial condition, or financial statements
- Changes in revenue and earnings estimates by us, our investors, or securities analysts
- Accounting charges, including charges relating to the impairment of goodwill
- Announcements of planned acquisitions or dispositions by us or by our competitors
- Announcements of new or planned products by us, our competitors, or our customers
- Gain or loss of a significant customer
- Inquiries by the SEC, NASDAQ, law enforcement, or other regulatory bodies
- Acts of terrorism, the threat of war, and other crises or emergency situations
- Economic slowdowns or the perception of an oncoming economic slowdown in any of the major markets in which we operate

The stock market in general, and the market prices of stocks of technology companies in particular, have experienced extreme price volatility that has adversely affected, and may continue to adversely affect, the market price of our common stock for reasons unrelated to our business or operating results.

Item 1B. *Unresolved Staff Comments*

There are currently no unresolved issues with respect to any Commission staff's written comments that were received at least 180 days before the end of our fiscal year to which this report relates and that relate to our periodic or current reports under the Exchange Act.

Item 2. *Properties*

Our properties consist primarily of owned and leased office facilities for sales, research and development, administrative, customer service, and technical support personnel. Our Dublin, Ireland facility also includes manufacturing operations. Our corporate headquarters is located in Cupertino, California in a 532,000 square foot facility that we own. We occupy an additional 796,000 square feet in the San Francisco Bay Area, of which 592,000 square feet is owned and 204,000 square feet is leased. Our leased facilities are occupied under leases that expire at various times through 2022. The following table presents the approximate square footage of our facilities as of March 28, 2008:

	Approximate Total Square Footage(1)	
Location	Owned	Leased
Americas	2,044,000	1,616,000
Europe, Middle East, and Africa	285,000	598,000
Asia Pacific/Japan	5,000	1,277,000
Total	2,334,000	3,491,000

(1) Included in the total square footage above are vacant, available-for-lease properties totaling approximately 266,000 square feet, and certain properties currently held-for-sale totaling approximately 192,000 square feet. Total square footage excludes executive suites, and approximately 234,000 square feet relating to facilities subleased to third parties.

We believe that our existing facilities are adequate for our current needs and that the productive capacity of our facilities is substantially utilized.

Item 3. *Legal Proceedings*

Information with respect to this Item may be found in Note 18 of the Notes to Consolidated Financial Statements in this annual report which information is incorporated into this Item 3 by reference.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of security holders during the fourth quarter of fiscal 2008.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market for Our Common Stock

Our common stock is traded on the Nasdaq Global Select Market under the symbol "SYMC." The high and low sales prices set forth below are as reported on the Nasdaq Global Select Market.

	Fiscal 2008				Fiscal 2007			
	Mar. 28, 2008	Dec. 28, 2007	Sep. 28, 2007	June 29, 2007	Mar. 30, 2007	Dec. 29, 2006	Sep. 29, 2006	June 30, 2006
High	$18.72	$21.32	$21.03	$20.70	$21.86	$22.19	$21.42	$17.90
Low	$14.54	$15.97	$17.23	$16.77	$16.20	$18.59	$14.78	$14.98

As of March 28, 2008, there were 3,456 stockholders of record of Symantec common stock. Symantec has never declared or paid any cash dividends on its capital stock. We currently intend to retain future earnings for use in our business, and, therefore, we do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

Repurchases of Our Equity Securities

Stock repurchases during the three-month period ended March 28, 2008 were as follows:

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased Under Publicly Announced Plans or Programs	Dollar Value of Shares That May Yet be Purchased Under the Plans or Programs
				(In millions)
December 29, 2007 to January 25, 2008	—	$ —	—	$1,200
January 26, 2008 to February 22, 2008	10,727,425	17.71	10,727,425	1,010
February 24, 2008 to March 28, 2008	569,000	17.73	569,000	$1,000
Total	11,296,425	$17.71	11,296,425	

On June 14, 2007, we announced that our Board of Directors authorized the repurchase of $2 billion of Symantec common stock, without a scheduled expiration date. As of March 28, 2008, $1 billion remained authorized for future repurchases. For information with regard to our stock repurchase programs, See Note 12 of the Notes to Consolidated Financial Statements in this annual report, which information is incorporated herein by reference.

Stock Performance Graphs

These performance graphs shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Symantec under the Securities Act or the Exchange Act.

Comparison of cumulative total return — March 31, 2003 to March 31, 2008

The graph below compares the cumulative total stockholder return on Symantec common stock from March 31, 2003 to March 31, 2008 with the cumulative total return on the S&P 500 Composite Index and the S&P Information Technology Index over the same period (assuming the investment of $100 in Symantec common stock and in each of the other indices on March 31, 2003, and reinvestment of all dividends, although no dividends other than stock dividends have been declared on Symantec common stock). The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of Symantec common stock.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*
Among Symantec Corporation, The S & P 500 Index
And The S & P Information Technology Index


DOLLARS
350
300
250
200
150
100
50
0
Symantec Corporation
S & P 500
S & P Information Technology
3/03
3/04
3/05
3/06
3/07
3/08

*$100 invested on 3/31/03 in stock or index — including reinvestment of dividends. Fiscal year ending March 31.

	3/03	3/04	3/05	3/06	3/07	3/08
Symantec Corporation	100.00	236.35	217.76	171.82	176.62	169.68
S & P 500	100.00	135.12	144.16	161.07	180.13	170.98
S & P Information Technology	100.00	144.06	140.47	159.47	164.42	163.72

Comparison of cumulative total return — June 23, 1989(1) to March 31, 2008

The graph below compares the cumulative total stockholder return on Symantec common stock from June 23, 1989 (the date of Symantec's initial public offering) to March 31, 2008 with the cumulative total return on the S&P 500 Composite Index and the S&P Information Technology Index over the same period (assuming the investment of $100 in Symantec common stock and in each of the other indices on June 30, 1989, and reinvestment of all dividends, although no dividends other than stock dividends have been declared on Symantec common stock). Symantec has provided this additional data to provide the perspective of a longer time period which is consistent with Symantec's history as a public company. The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of Symantec common stock.

COMPARISON OF 19-YEAR CUMULATIVE TOTAL RETURN*
Among Symantec Corporation, The S & P 500 Index
And The S & P Information Technology Index



3500
3000
2500
2000
1500
1000
500
0
DOLLARS
Symantec Corporation
S & P 500
S & P Information Technology
6/89 3/90 3/91 3/92 3/93 3/94 3/95 3/96 3/97 3/98 3/99 3/00 3/01 3/02 3/03 3/04 3/05 3/06 3/07 3/08

*$100 invested on 6/23/89 in stock or 5/31/89 in index — including reinvestment of dividends. Fiscal year ending March 31.

	6/89	3/90	3/91	3/92	3/93	3/94	3/95	3/96	3/97	3/98
Symantec Corporation	100.00	173.91	419.57	743.48	223.91	271.74	400.00	223.91	247.83	468.48
S & P 500	100.00	108.97	124.68	138.45	159.53	161.88	187.08	247.13	296.13	438.26
S & P Information Technology	100.00	101.30	119.45	134.38	153.32	178.89	241.48	321.24	448.04	684.50

	3/99	3/00	3/01	3/02	3/03	3/04	3/05	3/06	3/07	3/08
Symantec Corporation	294.57	1306.52	727.17	1433.39	1362.78	3220.87	2967.65	2341.57	2406.96	2312.35
S & P 500	519.16	612.32	479.59	480.75	361.71	488.74	521.45	582.60	651.53	618.45
S & P Information Technology	1144.59	2284.82	985.78	965.52	672.12	957.96	940.82	1092.85	1139.97	1139.50

(1) Symantec's initial public offering was on June 23, 1989. Data is shown beginning June 30, 1989 because data for cumulative returns on the S&P 500 and the S&P Information Technology indices are available only at month end.

Item 6. ***Selected Financial Data***

The following selected consolidated financial data is derived from the Consolidated Financial Statements included in this annual report. This data is qualified in its entirety by and should be read in conjunction with the more detailed Consolidated Financial Statements and related notes included in this annual report and with Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations.* Historical results may not be indicative of future results.

During the past five fiscal years, we have made the following acquisitions:

- Altiris Inc., Vontu Inc., and Transparent Logic Technologies, Inc. during fiscal 2008
- Company-i Limited and 4FrontSecurity, Inc. during fiscal 2007
- Veritas Software Corporation, XtreamLok Pty. Ltd., WholeSecurity, Inc., Sygate Technologies, Inc., BindView Development Corporation, IMlogic, Inc., and Relicore, Inc. during fiscal 2006
- Brightmail, Inc., TurnTide, Inc., @stake, Inc., LIRIC Associates Ltd, and Platform Logic, Inc. during fiscal 2005
- Nexland, Inc., PowerQuest, Inc., Safeweb, Inc., and ON Technology Corp. during fiscal 2004

Each of these acquisitions was accounted for as a business purchase and, accordingly, the operating results of these businesses have been included in the Consolidated Financial Statements included in this annual report since their respective dates of acquisition.

Five-Year Summary

	Fiscal[c]				
	2008	**2007[a]**	**2006[b]**	**2005**	**2004**
	(In thousands, except net income per share)				
Consolidated Statements of Income Data:					
Net revenues	$5,874,419	$5,199,366	$4,143,392	$2,582,849	$1,870,129
Acquired in-process research and development[d]	—	—	285,100	3,480	3,710
Restructuring	73,914	70,236	24,918	2,776	907
Integration	—	744	15,926	3,494	—
Loss on sale of a business[e]	94,616	—	—	—	—
Operating income	602,280	519,742	273,965	819,266	513,585
Net income	$ 463,850	$ 404,380	$ 156,852	$ 536,159	$ 370,619
Earnings per share — basic[f]	$ 0.53	$ 0.42	$ 0.16	$ 0.81	$ 0.61
Earnings per share — diluted[f]	$ 0.52	$ 0.41	$ 0.15	$ 0.74	$ 0.54
Shares used to compute earnings per share — basic[f]	867,562	960,575	998,733	660,631	611,970
Shares used to compute earnings per share — diluted[f]	884,136	983,261	1,025,856	738,245	719,110

(a) In fiscal 2007, we adopted SFAS No. 123R, which resulted in stock-based compensation charges of $154 million.

(b) We acquired Veritas on July 2, 2005 and its results of operations are included from the date of acquisition.

(c) We have a 52/53-week fiscal year. Fiscal 2008, 2007, 2006, and 2005 were each comprised of 52 weeks of operations. Fiscal 2004 was comprised of 53 weeks of operations.

(d) In fiscal 2006, we wrote off $284 million and $1 million of acquired in-process research and development in connection with our acquisitions of Veritas and BindView Development Corporation, respectively.

(e) In fiscal 2008, we recorded a write-down of $95 million of certain tangible and intangible assets and liabilities in the Storage and Server Management segment. On March 8, 2008 these assets were sold to a third party.

(f) Share and per share amounts reflect the two-for-one stock splits effected as stock dividends, which occurred on November 30, 2004, and November 19, 2003.

	As of				
	March 28, 2008	March 30, 2007	March 31, 2006	April 1, 2005	April 2, 2004
	(In thousands)				
Balance Sheet Data:					
Working capital[g]	$ (69,668)	$ 752,958	$ 430,365	$1,987,259	$1,555,094
Total assets	18,092,094	17,750,870	17,913,183	5,614,221	4,456,498
Convertible subordinated notes[h]	—	—	512,800	—	599,987
Convertible senior notes[i]	2,100,000	2,100,000	—	—	—
Long-term obligations[j]	106,187	21,370	24,916	4,408	6,032
Stockholders' equity	$10,973,183	$11,601,513	$13,668,471	$3,705,453	$2,426,208

(g) During fiscal 2008, we borrowed $200 million under the five-year $1 billion senior unsecured revolving credit facility that we entered into in July 2006. As of March 28, 2008, we had $200 million in outstanding borrowings included in Short-term borrowings on our Consolidated Balance Sheets related to this credit facility and were in compliance with all of the covenants. See Note 9 of the Notes to the Consolidated Financial Statements in this annual report.

(h) In fiscal 2006, in connection with our acquisition of Veritas, we assumed $520 million of 0.25% convertible subordinated notes, which are classified as a current liability and are included in the calculation of working capital. These notes were paid off in their entirety in August 2006. In October 2001, we issued $600 million of 3% convertible subordinated notes. In November 2004, substantially all of the outstanding 3% convertible subordinated notes were converted into 70.3 million shares of our common stock and the remainder was redeemed for cash.

(i) In fiscal 2007, we issued $1.1 billion principal amount of 0.75% Convertible Senior Notes and $1.0 billion principal amount of 1.00% Convertible Senior Notes. For more information, see Note 9 of the Notes to Consolidated Financial Statements in this annual report.

(j) Included in Long-term obligations at March 28, 2008 is the effect of a timing difference between cash payments on the OEM placement fees and the expense recognized for accounting purposes. See "Managements Discussion and Analysis of Financial Condition and Results of Operations — Financial Results and Trends" for more discussion.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

OVERVIEW

Our Business

Symantec is a global leader in providing security, storage and systems management solutions to help businesses and consumers secure and manage their information. We provide customers worldwide with software and services that protect, manage and control information risks related to security, data protection, storage, compliance, and systems management. We help our customers manage cost, complexity and compliance by protecting their IT infrastructure as they seek to maximize value from their IT investments.

We have a 52/53-week fiscal year ending on the Friday closest to March 31. Unless otherwise stated, references to fiscal years in this report relate to fiscal year and periods ended March 28, 2008, March 30, 2007 and March 31, 2006. Our 2009 fiscal year will consist of 53 weeks and will end on April 3, 2009.

On April 6, 2007, we completed our acquisition of Altiris Inc., a leading provider of IT management software that enables businesses to easily manage and service network-based endpoints. We used approximately $841 million of our cash and cash equivalents to fund the acquisition, which amount was net of Altiris' cash and cash equivalents balance. We believe this acquisition enables us to help customers better manage and enforce security policies at the endpoint, identify and protect against threats, and repair and service assets.

On November 30, 2007, we completed our acquisition of Vontu, Inc. ("Vontu"), a provider of Data Loss Prevention (DLP) solutions that assists organizations in preventing the loss of confidential or proprietary information, for approximately $298 million in cash, which amount was net of Vontu's cash and cash equivalents balance. On November 29, 2007, we borrowed $200 million under our five-year $1 billion senior unsecured revolving credit facility to partially finance this acquisition.

In February 2008, we contributed $150 million in cash to our joint venture with Huawei Technologies Co., Ltd. in exchange for a 49% interest in the joint venture. The joint venture will develop, manufacture, market and support security and storage appliances to global telecommunications carriers and enterprise customers.

Our Operating Segments

Our operating segments are significant strategic business units that offer different products and services, distinguished by customer needs. During the March 2008 quarter, we modified the segment reporting structure in line with business operational changes associated with Enrique Salem's promotion to Chief Operating Officer in January 2008. The following changes have been made to our segment reporting structure: (1) the Security and Data Management segment was renamed the Security and Compliance segment; (2) the Altiris segment, in its entirety, has been moved into the Security and Compliance segment; (3) the Data Center Management segment was renamed the Storage and Server Management segment; and (4) the Backup Exec products were moved from the Security and Data Management segment to the Storage and Server Management segment. As a result of these changes, we now operate in five operating segments: Security and Compliance, Storage and Server Management, Consumer Products, Services, and Other. The new business structure more directly aligns the operating segments with markets and customers, and we believe will establish more direct lines of reporting responsibilities, speed decision making, and enhance the ability to pursue strategic growth opportunities. All financial information from periods prior to these changes in reportable segments contained in this annual report has been recast, where appropriate, in this annual report to reflect the revised segment reporting structure noted above.

For further descriptions of our operating segments, see Note 19 of the Notes to Consolidated Financial Statements in this annual report. Our reportable segments are the same as our operating segments.

Financial Results and Trends

Our net income was $464 million for fiscal 2008 as compared to $404 million and $157 million for fiscal 2007 and 2006, respectively. The higher net income for fiscal 2008 as compared to fiscal 2007 was primarily due to higher revenue in fiscal 2008 compared to fiscal 2007 as well as a net gain from settlements of litigation of $59 million in fiscal 2008 for which there was no corresponding gain in fiscal 2007. Our net income for fiscal 2008 was partially offset by higher operating expenses, including a loss on sale of a business of $95 million related to the disposition of our APM business, for which there is no corresponding charge in fiscal 2007.

The higher net income for fiscal 2007 as compared to fiscal 2006 was primarily due to the write-off in fiscal 2006 of $285 million of acquired in-process research and development, or IPR&D, as a result of the Veritas acquisition for which there is no comparable charge in fiscal 2007. This increase was partially offset by $154 million of stock-based compensation expense related to our adoption of Statement of Financial Accounting Standards, or SFAS, No. 123R, Share-Based Payment, effective April 1, 2006, higher employee compensation costs resulting from increased employee headcount, and $70 million of restructuring charges compared to $25 million in fiscal 2006.

Revenue for fiscal 2008 was $5.9 billion, or 13%, higher than revenue for fiscal 2007. For fiscal 2008 we realized revenue growth across all of our geographic regions as compared to fiscal 2007 and fiscal 2006 and experienced revenue growth in all of our segments. Foreign currency fluctuations positively impacted our international revenue growth in fiscal 2008 compared to fiscal 2007. In fiscal 2007, foreign currency fluctuations also positively impacted our revenue growth internationally compared to fiscal 2006. We are unable to predict the extent to which revenues in future periods will be impacted by changes in foreign currency exchange rates. If international sales become a greater portion of our total sales in the future, changes in foreign exchange rates may have a potentially greater impact on our revenues and operating results. In addition, our April 2007 acquisition of Altiris contributed $194 million to our revenue increase from fiscal 2007 to fiscal 2008.

Our deferred revenue at March 28, 2008 was 12% higher than at the corresponding amount as of March 30, 2007. Increased sales related to some of our enterprise products and the depreciation of the U.S. dollar against foreign currencies drove the increase in deferred revenue realized for the year ended March 28, 2008. In recent periods, the percentage of our in-period revenue that has resulted from the amortization of our deferred revenue balance has been increasing, and we believe this trend has normalized as we are over twelve months into the transition of combining our buying programs for all of our enterprise offerings. The factors contributing to the growth in revenue and deferred revenue are discussed more fully in "Results of Operations" below.

In the fourth quarter of fiscal 2007, we implemented a cost savings initiative, which included a workforce reduction of approximately 6% worldwide. We have fully implemented this cost savings initiative in fiscal 2008. In the December 2007 quarter, we implemented another restructuring plan to continue our focus on controlling costs. These cost savings initiatives resulted in restructuring charges totaling $74 million for the year ended March 28, 2008 and we expect to incur additional charges during fiscal year 2009 as a result of this plan.

Our gross margins and operating expenses were affected during fiscal 2008 as a result of recent changes in the terms of some of our relationships with key Original Equipment Manufacturers ("OEMs"). We have negotiated new contract terms with some of our OEM partners, which have resulted in some payments to OEM partners being included in our Consolidated Statements of Income as Operating expenses rather than Cost of revenues. In general, payments to OEMs made on a placement fee per unit basis will be treated as Operating expenses, while payments based on a revenue-sharing model will be amortized as Cost of revenues. The increase in Operating expenses will more than offset the decrease in Cost of revenues because placement fee arrangements are expensed on an estimated average cost basis, while revenue-sharing arrangements are generally amortized ratably over a one-year period, and because payments to OEMs increased. These recent changes have largely been in effect for fiscal 2008 and we do not expect the trend relating to placement fees increasing Operating expense and decreasing Cost of revenues to continue.

Cash flows were strong in fiscal 2008 as we achieved $1.8 billion in operating cash flow. We ended fiscal 2008 with $2.4 billion in cash, cash equivalents, and short-term investments. In addition, during fiscal 2008 we repurchased 81 million shares of our common stock at an average price of $18.53, for total consideration of $1.5 billion.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Consolidated Financial Statements and related notes included in this annual report in accordance with generally accepted accounting principles in the United States, requires us to make estimates, which include judgments and assumptions, that affect the reported amounts of assets, liabilities, revenue, and expenses, and related disclosure of contingent assets and liabilities. We have based our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances. We evaluate our estimates on a regular basis and make changes accordingly. Historically, our critical accounting estimates have not differed materially from actual results; however, actual results may differ from these estimates under different conditions. If actual results differ from these estimates and other considerations used in estimating amounts reflected in the Consolidated Financial Statements included in this annual report, the resulting changes could have a material adverse effect on our Consolidated Statements of Income, and in certain situations, could have a material adverse effect on liquidity and our financial condition.

A critical accounting estimate is based on judgments and assumptions about matters that are uncertain at the time the estimate is made. Different estimates that reasonably could have been used or changes in accounting estimates could materially impact the operating results or financial condition. We believe that the estimates described below represent our critical accounting estimates, as they have the greatest potential impact on our consolidated financial statements. See also Note 1 of the Notes to the Consolidated Financial Statements included in this annual report.

Revenue Recognition

We recognize revenue in accordance with generally accepted accounting principles that have been prescribed for the software industry. We recognize revenue primarily pursuant to the requirements of Statement of Position 97-2, *Software Revenue Recognition*, and any applicable amendments or modifications. Revenue recognition requirements in the software industry are very complex and require us to make many estimates.

In arrangements that include multiple elements, including perpetual software licenses and maintenance and/or services, and packaged products with content updates, we allocate and defer revenue for the undelivered items based on vendor specific objective evidence, or VSOE, of the fair value of the undelivered elements, and recognize the difference between the total arrangement fee and the amount deferred for the undelivered items as revenue. Our deferred revenue consists primarily of the unamortized balance of enterprise product maintenance, consumer product content updates, and arrangements where VSOE does not exist. Deferred revenue totaled approximately $3.1 billion as of March 28, 2008, of which $415 million was classified as "Long-term deferred revenue" in the Consolidated Balance Sheets. VSOE of each element is based on the price for which the undelivered element is sold separately. We determine fair value of the undelivered elements based on historical evidence of our stand-alone sales of these elements to third parties or from the stated renewal rate for the undelivered elements. When VSOE does not exist for undelivered items such as maintenance, then the entire arrangement fee is recognized ratably over the performance period. Changes to the elements in a software arrangement, the ability to identify VSOE for those elements, the fair value of the respective elements, and increasing flexibility in contractual arrangements could materially impact the amount recognized in the current period and deferred over time.

For our consumer products that include content updates, we recognize revenue and the associated cost of revenue ratably over the term of the subscription upon sell-through to end-users. We recognize deferred revenue and inventory for the respective revenue and cost of revenue amounts of unsold product held by our distributors and resellers.

We expect our distributors and resellers to maintain adequate inventory of consumer packaged products to meet future customer demand, which is generally four or six weeks of customer demand based on recent buying trends. We ship product to our distributors and resellers at their request and based on valid purchase orders. Our distributors and resellers base the quantity of orders on their estimates to meet future customer demand, which may exceed the expected level of a four or six week supply. We offer limited rights of return if the inventory held by our distributors and resellers is above the expected level of a four or six week supply. We estimate future returns under these limited rights of return in accordance with Statement of Financial Standard ("SFAS") No. 48, *Revenue Recognition When Right of Return Exists.* We typically offer liberal rights of return if inventory held by our distributors and resellers exceeds the expected level. Because we cannot reasonably estimate the amount of excess inventory that will be returned, we primarily offset deferred revenue against trade accounts receivable for the amount of revenue in excess of the expected inventory levels.

Reserves for product returns. We reserve for estimated product returns as an offset to revenue based primarily on historical trends. We fully reserve for obsolete products in the distribution channels as an offset to deferred revenue. If we made different estimates, material differences could result in the amount and timing of our net revenues for any period presented. More or less product may be returned than what was estimated and/or the amount of inventory in the channel could be different than what was estimated. These factors and unanticipated changes in the economic and industry environment could make actual results differ from our return estimates.

Reserves for rebates. We estimate and record reserves for channel and end-user rebates as an offset to revenue. For consumer products that include content updates, rebates are recorded as a ratable offset to revenue over the term of the subscription. Our estimated reserves for channel volume incentive rebates are based on distributors' and resellers' actual performance against the terms and conditions of volume incentive rebate programs, which are typically entered into quarterly. Our reserves for end-user rebates are estimated based on the terms and conditions of the promotional programs, actual sales during the promotion, amount of actual redemptions received, historical redemption trends by product and by type of promotional program, and the value of the rebate. We also consider current market conditions and economic trends when estimating our reserves for rebates. If we made different estimates, material differences may result in the amount and timing of our net revenues for any period presented.

Valuation of goodwill, intangible assets and long-lived assets

When we acquire businesses, we allocate the purchase price to tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on historical experience and information obtained from the management of the acquired companies. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital, and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates.

Goodwill. At March 28, 2008, goodwill was $11.2 billion, other intangible assets, net were $1.2 billion, and acquired product rights, net were $649 million. We assess goodwill and intangible assets with indefinite life for impairment within our reporting units annually or more often if events or changes in circumstances indicate that the carrying value may not be recoverable in accordance with SFAS No. 142 *"Goodwill and Other Intangible Assets"* ("SFAS 142"). The provisions of SFAS 142 require that a two-step impairment test be performed on goodwill. In the first step, we compare the fair value of each reporting unit to its carrying value. Our reporting units are consistent with our reportable segments. If the fair value of the reporting unit exceeds the carrying value of the equity assigned to that unit, goodwill is not considered to be impaired and we are not required to perform further testing. If the carrying value of the equity assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of that reporting unit's goodwill. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, then we would record an impairment loss equal to the excess.

To determine the reporting units' fair value in the current year evaluation, we use the income approach under which we calculate the fair value of each reporting unit based on the estimated discounted future cash flows of that unit. Our cash flow assumptions are based on historical and forecasted revenue, operating costs, growth rates and other relevant factors. If management's estimates of future operating results change, or if there are changes to other assumptions, the estimate of the fair value of our goodwill could change significantly. Such change could result in goodwill impairment charges in future periods, which could have a significant impact on our operating results and financial condition.

In the fourth quarter of fiscal 2008, we performed our annual impairment analysis of goodwill. If management's estimates of future operating results change, or if there are changes to other assumptions, the estimate of the fair value of our goodwill could change significantly. Such change could result in goodwill impairment charges in future periods, which could have a significant impact on our consolidated financial statements.

Intangible Assets. We assess the impairment of other identifiable intangible assets according to SFAS 142 whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable. An impairment loss would be recognized when the sum of the estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Such impairment loss would be measured as the difference between the carrying amount of the asset and its fair value. Our cash flow assumptions are based on historical and forecasted revenue, operating costs, and other relevant factors. If management's estimates of future operating results change, or if there are changes to other assumptions, the estimate of the fair value of our acquired product rights and other identifiable intangible assets could change significantly. Such change could result in impairment charges in future periods, which could have a significant impact on our operating results and financial condition. During fiscal 2008 we recorded an impairment charge of $95 million primarily for the write down of intangible assets related to the sale of our Application Performance Management business.

Long-Lived Assets. We account for long-lived assets in accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets."* We record impairment charges on long-lived assets to be held and used when we determine that the carrying value of the long-lived assets may not be recoverable. Based upon the existence of one or more indicators of impairment, we measure any impairment of long-lived assets based on a projected undiscounted cash flow method using assumptions determined by our management to be commensurate with the risk inherent in our current business model. Our estimates of cash flows require significant judgment based on our historical results and anticipated results and are subject to many triggering factors which could change and cause a material impact to our operating results or financial condition. During fiscal 2008, we recorded an impairment charge of $1 million for our Newport News, VA building held for sale.

Acquired Product Rights. We account for acquired product rights in accordance with SFAS No. 86, "*Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed*". We record impairment charges on acquired product rights when we determine that the net realizable value of the assets may not be recoverable. To determine the net realizable value of the assets, we use the estimated future gross revenues from each product. Our estimated future gross revenues of each product are based on company forecasts and are subject to change. During fiscal 2008, we did not have any indications of impairment.

Restructuring

We have estimated expenses for excess facilities related to consolidating, moving, and relocating personnel or sites as a result of restructuring activities and business acquisitions. In determining our estimates, we obtain information from third-party leasing agents to calculate anticipated third-party sublease income and the vacancy period prior to finding a sublessee. Market conditions may affect our ability to sublease facilities on terms consistent with our estimates. Our ability to sublease facilities on schedule or to negotiate lease terms resulting in higher or lower sublease income than estimated may affect our accrual for site closures. In addition, differences between estimated and actual related broker commissions, tenant improvements, and other exit costs may increase or decrease our accrual upon final negotiation. If we made different estimates regarding these various components of our excess facilities costs, the amount recorded for any new period presented could vary materially from those actually recorded.

Stock-based Compensation

Effective April 1, 2006, we adopted the provisions of, and accounted for stock-based compensation in accordance with, SFAS No. 123R. Under SFAS No. 123R, we must measure the fair value of all stock-based awards, including stock options, restricted stock units, or RSUs, and purchase rights under our employee stock purchase plan, or ESPP, on the date of grant and amortize the fair value of the award over the requisite service period. We elected the modified prospective application method, under which prior periods are not revised for comparative purposes. The valuation provisions of SFAS No. 123R apply to new awards and to awards that were outstanding as of the effective date and are subsequently modified. For stock-based awards granted on or after April 1, 2006, we recognize stock-based compensation expense on a straight-line basis over the requisite service period, which is generally the vesting period. We also recognize estimated compensation expense for the unvested portion of awards that were outstanding as of the effective date on a straight-line basis over the remaining service period using the compensation costs estimated for the SFAS No. 123 pro forma disclosures.

We currently use the Black-Scholes option-pricing model to determine the fair value of stock options. The determination of the fair value of stock-based awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise and cancellation behaviors, risk-free interest rates, and expected dividends.

We estimate the expected life of options granted based on an analysis of our historical experience of employee exercise and post-vesting termination behavior considered in relation to the contractual life of the option. Expected volatility is based on the average of historical volatility for the period commensurate with the expected life of the option and the implied volatility of traded options. The risk free interest rate is equal to the U.S. Treasury constant maturity rates for the period equal to the expected life. We do not currently pay cash dividends on our common stock and do not anticipate doing so in the foreseeable future. Accordingly, our expected dividend yield is zero. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We estimate forfeitures of stock options, RSUs, and ESPP purchase rights at the time of grant based on historical experience and record compensation expense only for those awards that are expected to vest. All stock-based awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods.

If factors change and we employ different assumptions for estimating stock-based compensation expense in future periods or if we decide to use a different valuation model, the amount of such expense recorded in future periods may differ significantly from what we have recorded in the current period.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics not present in our option grants. Existing valuation models, including the Black-Scholes and lattice binomial models, may not provide reliable measures of the fair values of our stock-based compensation. Consequently, there is a risk that our estimates of the fair values of our stock-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination, or forfeiture of those stock-based payments in the future. Certain stock-based payments, such as employee stock options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, value may be realized from these instruments that is significantly higher than the fair values originally estimated on the grant date and reported in our financial statements.

The application of these principles may be subject to further interpretation and refinement over time. There are significant differences among valuation models, and there is a possibility that we will adopt different valuation models in the future. This may result in a lack of consistency in future periods and materially affect the fair value estimate of stock-based payments. It may also result in a lack of comparability with other companies that use different models, methods, and assumptions.

Stock-based compensation expense related to employee stock options, RSUs, and employee stock purchases recognized under SFAS No. 123R for the year ended March 28, 2008 was $164 million.

Contingencies and Litigation

We evaluate contingent liabilities including threatened or pending litigation in accordance with SFAS No. 5, *"Accounting for Contingencies"*. We assess the likelihood of any adverse judgments or outcomes from a potential claim or legal proceeding, as well as potential ranges of probable losses, when the outcomes of the claims or proceedings are probable and reasonably estimable. A determination of the amount of accrued liabilities required, if any, for these contingencies is made after the analysis of each separate matter. Because of uncertainties related to these matters, we base our estimates on the information available at the time of our assessment. As additional information becomes available, we reassess the potential liability related to its pending claims and litigation and may revise our estimates. Any revisions in the estimates of potential liabilities could have a material impact on our operating results and financial position. As of March 28, 2008, we recognized a loss for the pending settlement of a class action lawsuit related to a pre-acquisition contingency of Veritas for $21.5 million. The amount was determined based upon existing facts and circumstances of the outcome and estimates that we could reasonably and likely pay.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*. The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating loss and tax credit carryforwards in each jurisdiction in which we operate. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

We are required to compute our income taxes in each federal, state, and international jurisdiction in which we operate. This process requires that we estimate the current tax exposure as well as assess temporary differences between the accounting and tax treatment of assets and liabilities, including items such as accruals and allowances not currently deductible for tax purposes. The income tax effects of the differences we identify are classified as current or long-term deferred tax assets and liabilities in our Consolidated Balance Sheets. Our judgments, assumptions, and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws, and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax laws or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our Consolidated Balance Sheets and Consolidated Statements of Income. We must also assess the likelihood that deferred tax assets will be realized from future taxable income and, based on this assessment, establish a valuation allowance, if required. Our determination of our valuation allowance is based upon a number of assumptions, judgments, and estimates, including forecasted earnings, future taxable income, and the relative proportions of revenue and income before taxes in the various domestic and international jurisdictions in which we operate. To the extent we establish a valuation allowance or change the valuation allowance in a period, we reflect the change with a corresponding increase or decrease to our tax provision in our Consolidated Statements of Income, or to goodwill to the extent that the valuation allowance related to tax attributes of the acquired entities.

We failed to file in a timely fashion the final pre-acquisition tax return for Veritas, and as a result, it is uncertain whether we can claim a lower tax rate on a dividend made from a Veritas foreign subsidiary under the American Jobs Creation Act of 2004. We are currently petitioning the IRS for relief to allow us to claim the lower rate of tax. Because we were unable to obtain this relief prior to filing the Veritas tax return in May 2006, we have paid $130 million of additional U.S. taxes. The potential outcomes with respect to our payment of this amount include:

- If we ultimately obtain relief from the IRS on this matter, the $130 million that we paid in May 2006 may be refunded to us and we will use that amount to increase our income tax accrual for the Veritas transfer pricing disputes. For more information see Note 17 of the Notes to Consolidated Financial Statements in this annual report.

- If we ultimately do not receive relief from the IRS on this matter, and we otherwise have an adjustment arising from the Veritas transfer pricing disputes, then we would only owe additional tax with regard to such disputes to the extent that such adjustment is in excess of $130 million.

- If we ultimately do not receive relief from the IRS on this matter, and we otherwise do not have an adjustment arising from the Veritas transfer pricing disputes, then (1) we would be required to adjust the purchase price of Veritas to reflect a reduction in the amount of pre-acquisition tax liabilities assumed; and (2) we would be required to recognize an equal amount of income tax expense, up to $130 million.

In June 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No., or FIN, 48, Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109. The provisions of FIN 48 became effective beginning in the first quarter of fiscal 2008. See "Newly Adopted and Recently Issued Accounting Pronouncements" under Summary of Significant Accounting Policies included in the Consolidated Financial Statements in this annual report for further discussion.

In December 2007, the FASB issued SFAS No. 141 (revised), *Business Combinations*. The accounting treatment related to pre-acquisition uncertain tax positions will change when SFAS No. 141(R) becomes effective, which will be in first quarter of our fiscal year 2010. See "Newly Adopted and Recently Issued Accounting Pronouncements" under Summary of Significant Accounting Policies included in the Consolidated Financial Statements in this annual report for further discussion.

RESULTS OF OPERATIONS

Total Net Revenues

	Fiscal		
	2008	2007	2006
		($ in thousands)	
Net revenues	$5,874,419	$5,199,366	$4,143,392
Period over period change	675,053	1,055,974	
	13%	25%	

Net revenues increased in fiscal 2008 as compared to fiscal 2007 primarily due to higher amortization of deferred revenue as a result of the higher amount of deferred revenue at the beginning of the fiscal 2008 period than at the beginning of the fiscal 2007 period and increased sales related to our Backup Exec, Storage Foundation, and Net Backup products. Our total deferred revenue grew from $2.754 billion to $3.077 billion in fiscal 2008 and grew from $2.163 billion to $2.754 billion in fiscal 2007. The higher deferred revenue balance at the beginning of fiscal 2008 is due to a greater portion of the revenue from transactions being subject to deferral since the beginning of the third quarter of fiscal 2007 than was the case in prior periods as discussed below. In addition, we realized $194 million due to the new sales of products from our April 6, 2007 acquisition of Altiris for which there is no comparable revenue in the same prior year period and a favorable foreign currency impact in fiscal 2008 as compared to fiscal 2007.

As noted above, we realized an increase in recognized revenue from deferred revenue in fiscal 2008. This increase in deferred revenue resulted from combining our buying programs for all of our enterprise offerings, negotiating more transactions that commit customers to multi-year periods, offering more flexibility in contractual terms and in product deployments, and providing more services in combination with license and maintenance sales. In the December 2006 quarter, we combined our buying programs for all of our enterprise offerings to provide our customers and partners a single vendor relationship and simplify the way we do business. Previously, our storage and availability products and services were sold under Veritas' pre-merger buying programs, while our security products and services were sold under our historical buying programs. The combination of buying programs resulted in a change in the VSOE for some of our storage and availability products and services. This change, coupled with an increased number of maintenance renewals sold with a license component, resulted in a larger portion of revenues associated with contracts being classified as Content, subscriptions, and maintenance revenue, which is subject to deferral, instead of Licenses revenue, which is generally recognized immediately. These factors resulted in lower recognized revenue growth rates in the first six months of fiscal 2008 and in fiscal 2007.

Some of our customers have also requested increased flexibility in product deployments in site license arrangements. This may result in an increase in deferred revenue and classification of all revenues associated with the specific contract as Content, subscriptions, and maintenance revenue, which is recognized over time, as VSOE may not exist in certain types of flexible deployment contracts. As a result of our initiative to offer customers a more comprehensive solution to protect and manage a global IT infrastructure, we have seen an increasing amount of services sold in conjunction with license and maintenance contracts. Inclusion of such services often results in increased deferred revenue and increased classification of revenues as Content, subscriptions, and maintenance revenue, as VSOE may not exist for some of the services provided.

Net revenues increased in fiscal 2007 as compared to fiscal 2006 primarily due to the new sales of the storage and availability products and services from our July 2005 acquisition of Veritas for the full twelve months in the 2007 period compared to nine months in the 2006 period. We were required under purchase accounting rules to reduce the amount of Veritas' deferred revenue that we recorded in connection with the acquisition of Veritas to an amount equal to the fair value of our contractual obligation related to that deferred revenue. Unless otherwise specified, "storage and availability products and services" include products and services obtained through our acquisition of Veritas, and complementary products and services obtained or developed subsequent to such acquisition. These products and services contributed $518 million of net revenues in the June 2006 quarter for which there was no comparable revenue in the June 2005 quarter. The remainder of the revenue increase is due to increases in our consumer products revenue and services offerings of $181 million and $92 million, respectively, due to continued growth in demand. The segment discussions that follow further describe the revenue increases. These increases are partially offset by the effects of the increased flexibility in contract terms and the combination of our buying programs discussed above.

Content, subscriptions, and maintenance revenues

	Fiscal		
	2008	2007	2006
		($ in thousands)	
Content, subscriptions, and maintenance revenues	$4,561,566	$3,917,572	$2,873,211
Percentage of total net revenues	78%	75%	69%
Period over period change	$ 643,994	$1,044,361	
	16%	36%	

Beginning with the release of our 2006 consumer products that include content updates in the December 2005 quarter, we recognize revenue related to these products ratably. As a result, this revenue has been classified as Content, subscriptions, and maintenance beginning in the December 2005 quarter. In addition, as noted above, increased flexibility in contract terms and the combination of our buying programs in the December 2006 quarter have impacted revenue recognition. These changes caused a larger portion of revenue associated with contracts to be classified as Content, subscriptions, and maintenance revenue, which is subject to deferral, instead of Licenses revenue, which is generally recognized immediately, as discussed above in "Total Net Revenues."

Content, subscriptions, and maintenance revenues increased in fiscal 2008 as compared to fiscal 2007 primarily due to an increase of $394 million in revenue related to enterprise products and services, excluding acquired Altiris products. This increase in enterprise product and services revenue was largely attributable to higher amortization of deferred revenue, for the reasons discussed above in "Total Net Revenues." In addition, Content, subscriptions, and maintenance revenues increased $82 million from new sales of products from our acquisition of Altiris for which there is no comparable revenue in the prior period. The increase is also due to a favorable foreign currency impact.

Content, subscriptions, and maintenance revenues increased in fiscal 2007 as compared to fiscal 2006 primarily due to the new sales of the storage and availability products and services from our acquisition of Veritas for the full twelve months in the 2007 period compared to nine months in the 2006 period. These products and services contributed $250 million of Content, subscriptions, and maintenance revenues in the June 2006 quarter for which there was no comparable revenue in the June 2005 quarter. In addition, in fiscal 2007, Content, subscriptions, and maintenance revenue related to our enterprise products increased $271 million due to the fact that the amount of revenue recognized in the comparable 2006 period was lower as a result of the purchase accounting adjustment discussed under "Total Net Revenues" above. Revenue related to our consumer products increased $179 million as compared to the 2006 period due primarily to growth in Norton Internet Security products and online revenues due to growth in the use of the Internet, and increased awareness and sophistication of security threats. Enterprise products and services, excluding Veritas-related products and services, increased $309 million as a result of growth in our maintenance renewals due to an increasing installed base, increased demand for our service offerings, other acquisitions, and the combination of our buying programs implemented in the December 2006 quarter, which impacted our VSOE methodology and classification of Licenses revenue and Content, subscriptions, and maintenance revenue, as discussed above under "Total Net Revenues."

Licenses revenue

	Fiscal		
	2008	2007	2006
		($ in thousands)	
Licenses revenues	$1,312,853	$1,281,794	$1,270,181
Percentage of total net revenues	22%	25%	31%
Period over period change	$ 31,059	$ 11,613	
	2%	1%	

Licenses revenue increased in fiscal 2008 as compared to fiscal 2007 primarily due to an increase of $112 million from new sales of products from our acquisition of Altiris for which there is no comparable revenue in the prior period and a favorable foreign currency impact. This increase is offset by a decrease in license revenues from the Security and Compliance and Storage and Server Management segments of $68 million (excluding acquired Altiris products, which mitigated the decline in license revenues from those products), as a result of increased flexibility in contract terms and the combination of our buying programs in the December 2006 quarter, causing a larger portion of revenue associated with contracts to be classified as Content, subscriptions, and maintenance revenue instead of Licenses revenue during the first half of fiscal 2008.

Licenses revenue increased in fiscal 2007 as compared to fiscal 2006 primarily due to the inclusion of the storage and availability products obtained through our acquisition of Veritas for the full twelve months in the 2007 period compared to nine months in the 2006 period. These products contributed $268 million of Licenses revenues in the June 2006 quarter for which there was no comparable revenue in the June 2006 quarter. Excluding this June 2006 contribution, License revenues were down in both Security and Data Management and Data Center Management segments as a result of the increased flexibility in contract terms and the combination of our buying programs implemented in the December 2006 quarter, both of which caused a larger portion of contracts to be classified as Content, subscriptions, and maintenance, which is subject to deferral, instead of Licenses revenue, which is generally recognized immediately, as discussed above in "Total Net Revenues."

Net revenues and operating income by segment

Consumer Products segment

	Fiscal		
	2008	2007	2006
		($ in thousands)	
Consumer Products revenues	$1,746,089	$1,590,505	$1,409,580
Percentage of total net revenues	30%	30%	34%
Period over period change	$ 155,584	$ 180,925	
	10%	13%	
Consumer Products operating income	$ 938,627	$ 931,989	$ 950,508
Percentage of Consumer Products revenues	54%	59%	67%
Period over period change	$ 6,638	$ (18,519)	
	1%	(2)%	

Consumer Products revenues increased in fiscal 2008 compared to fiscal 2007 due to an aggregate increase of $286 million in revenue from our Norton Internet Security and Norton 360 products. These increases are due to the increase in demand for these products during both fiscal 2007 and fiscal 2008, as the revenue from our consumer products is generally recognized ratably over the 12 months after the product is sold. These increases are partially offset by aggregate decreases of $129 million in revenue from our Norton AntiVirus and Norton System Works products. This decrease results from our customers' continued migration to our Norton Internet Security product and our new Norton 360 product, which offer broader protection and backup features to address the rapidly changing threat environment. Our electronic orders include sales derived from OEMs, subscriptions, upgrades, online sales, and renewals. Revenue from electronic orders (which includes sales of the aforementioned products) grew by $174 million in fiscal 2008 as compared to fiscal 2007. Included in the total Consumer Products segment revenue increase is a favorable foreign currencies impact.

Consumer Products revenues increased in fiscal 2007 as compared to fiscal 2006 primarily due to an increase of $293 million in revenue from our Norton Internet Security products. This increase was partially offset by aggregate decreases in revenue from our Norton AntiVirus and Norton System Works™ products of $100 million. These decreases resulted from our customers' migration to the Norton Internet Security products, which offer broader protection to address the rapidly changing threat environment. Our electronic orders include OEM subscriptions, upgrades, online sales, and renewals. Revenue from electronic orders (which includes sales of our Norton Internet Security products and our Norton AntiVirus products) grew by $221 million in fiscal 2007 as compared to fiscal 2006.

Total expenses from our Consumer segment increased $183 million in fiscal 2008 as compared to fiscal 2007. The increase is primarily a result of higher OEM placement fees, which is primarily a result of placement fees being recognized as operating expense as discussed in "Cost of Revenues" below.

Total expenses increased $160 million in fiscal 2007 as compared to fiscal 2006. The increase is driven by higher OEM placement fees. The balance of the increase is primarily a result of higher salary and related expenses.

Security and Compliance Segment

	Fiscal		
	2008	2007	2006
		($ in thousands)	
Security and Compliance revenues	$1,630,133	$1,408,906	$1,303,476
Percentage of total net revenues	28%	27%	31%
Period over period change	$ 221,227	$ 105,430	
	16%	8%	
Security and Compliance operating income	$ 256,207	$ 223,374	$ 225,876
Percentage of Security and Compliance revenues	16%	16%	17%
Period over period change	$ 32,833	$ (2,502)	
	15%	(1)%	

Security and Compliance revenues increased in fiscal 2008 compared to fiscal 2007 primarily due to $194 million of new sales of products from our acquisition of Altiris for which there is no comparable revenue in the same prior year period. Included in the total Security and Compliance segment revenue increase is a favorable foreign currencies impact.

Security and Compliance revenues increased in fiscal 2007 as compared to fiscal 2006 primarily due to new sales of our Enterprise Vault product, which was acquired with Veritas, for the full twelve months in the 2007 period compared to nine months in the 2006 period. This product contributed $38 million of revenue in the June 2006 quarter for which there was no comparable revenue in the June 2005 quarter. In addition the purchase accounting adjustment, discussed under "Total Net Revenues" above, contributed $20 million (cumulatively) in the September 2006, December 2006, and March 2007 quarters as compared to the comparable quarters of the prior year. In addition, revenues increased $34 million in fiscal 2007 as a result of acquisitions, excluding Veritas, for which there was not a full twelve months of revenue or no comparable revenue in fiscal 2006.

Total expenses from our Security and Compliance segment increased $169 million in fiscal 2008 as compared to fiscal 2007. The increase is primarily a result of higher salary and commissions which includes the impact of the fiscal 2008 Altiris and Vontu acquisitions.

Storage and Server Management Segment

	Fiscal		
	2008	2007	2006
		($ in thousands)	
Storage and Server Management revenues	$2,136,307	$1,906,607	$1,229,091
Percentage of total net revenues	36%	37%	30%
Period over period change	$ 229,700	$ 677,516	
	12%	55%	
Storage and Server Management operating income	$ 884,619	$ 779,573	$ 410,840
Percentage of Storage and Server Management revenues	41%	41%	33%
Period over period change	$ 105,046	$ 368,733	
	13%	90%	

Storage and Server Management revenues increased in fiscal 2008 compared to fiscal 2007 primarily due to an aggregate increase in revenue from our Backup Exec, Storage Foundation, and Net Backup products of $203 million, driven by increased demand for products related to the standardization and simplification of data center infrastructure and higher amortization of deferred revenue, as a result of the higher amount of deferred revenue at the beginning of fiscal 2008 than at the beginning of fiscal 2007, for the reasons discussed above in "Total Net Revenues." Included in the total Storage and Server Management segment revenue increase is a favorable foreign currencies impact.

Storage and Server Management revenues increased in fiscal 2007 compared to fiscal 2006 primarily due to new sales of storage and availability products from our acquisition of Veritas for the full twelve month period compared to nine months in the fiscal 2006 period. These products contributed $452 million of revenue in the June 2006 quarter for which there was no comparable revenue in the June 2005 quarter. The effect of the purchase accounting adjustment discussed under "Total Net Revenues" above also contributed $220 million to the increase in revenue in fiscal 2007. Excluding the effects of the aforementioned items, revenue in fiscal 2007 as compared to fiscal 2006 was relatively flat due to the combination of the buying programs for all of our enterprise offerings in the December 2006 quarter. This combination resulted in lower recognized revenue and increased deferred revenue as discussed under "Total Net Revenues" above.

Total expenses from our Storage and Server Management segment increased $130 million in fiscal 2008 as compared to fiscal 2007. The increase is primarily a result of the impairment of intangible assets related to the APM business of $95 million. Additionally, increases in Sales expenses drove costs higher for the Storage and Server Management group.

Services Segment

	Fiscal		
	2008	2007	2006
		($ in thousands)	
Services revenues	$359,955	$293,226	$201,217
Percentage of total net revenues	6%	6%	5%
Period over period change	$ 66,729	$ 92,009	
	23%	46%	
Services operating loss	$(26,511)	$(43,606)	$(20,450)
Percentage of Services revenues	(7)%	(15)%	(10)%
Period over period change	$ 17,095	$(23,156)	
	(39)%	113%	

Services revenues increased in fiscal 2008 compared to fiscal 2007 primarily due to an increase in consulting services of $48 million as a result of increased demand for a more comprehensive solution by purchasing our service offerings in conjunction with the purchase of our products and the increased desire for customers to augment the capabilities of their own IT staff with our onsite consultants. In addition, Services revenue increased $11 million due to increased demand for our Business Critical Services in fiscal 2008 as compared to fiscal 2007.

Services revenue increased in fiscal 2007 as compared to fiscal 2006 primarily due to a $57 million increase in security consulting services and the inclusion of the storage and availability services obtained through our acquisition of Veritas for the full twelve months in the 2007 period compared to nine months in the 2006 period. Included in the above increase is $28 million of Services revenues from these acquired services offerings in the June 2006 quarter for which there was no comparable revenue in the June 2005 quarter. In addition, Services revenue increased $15 million due to increased demand for our Business Critical Services in fiscal 2007 as compared to fiscal 2006.

Total expenses from our Services segment increased $32 million in fiscal 2008 as compared to fiscal 2007. The increase is primarily a result of higher salary and wages to support the increase in revenue.

Other segment

	Fiscal		
	2008	2007	2006
		($ in thousands)	
Other revenues	$ 1,935	$ 122	$ 28
Percentage of total net revenues	0%	0%	0%
Period over period change	$ 1,813	$ 94	
	1486%	336%	
Other operating loss	(1,450,662)	(1,371,588)	$(1,292,809)
Period over period change	$ (79,074)	$ (78,779)	
	6%	6%	

Revenue from our Other segment is comprised primarily of sunset products and products nearing the end of their life cycle. Revenues from the Other segment for fiscal 2008 compared to fiscal 2007 and for fiscal 2007 compared to fiscal 2006 were immaterial. The Other segment also includes general and administrative expenses; amortization of acquired product rights, other intangible assets, and other assets; charges, such as acquired in-process research and development, stock-based compensation, and restructuring; and certain indirect costs that are not charged to the other operating segments.

Net revenues by geographic region

	Fiscal		
	2008	2007	2006
		($ in thousands)	
Americas (U.S., Canada and Latin America)	$3,095,493[(1)]	$2,840,572[(2)]	$2,257,937[(3)]
Percentage of total net revenues	53%	54%	54%
Period over period change	$ 254,921	$ 582,635	
	9%	26%	
EMEA (Europe, Middle East, Africa)	$1,963,319	$1,644,177	$1,321,968
Percentage of total net revenues	33%	32%	32%
Period over period change	$ 319,142	$ 322,209	
	19%	24%	
Asia Pacific/Japan	$ 815,607	$ 714,617	$ 563,487
Percentage of total net revenues	14%	14%	14%
Period over period change	$ 100,990	$ 151,130	
	14%	27%	
Total net revenues	$5,874,419	$5,199,366	$4,143,392

(1) Americas includes net revenues from the United States of $2.8 billion, Canada of $171 million, and Latin America of $110 million during fiscal 2008.

(2) Americas includes net revenues from the United States of $2.6 billion, Canada of $176 million, and Latin America of $104 million during fiscal 2007.

(3) Americas includes net revenues from the United States of $2.0 billion, Canada of $140 million, and Latin America of $72 million during fiscal 2006.

International revenues increased in fiscal 2008 as compared to fiscal 2007 primarily due to increased revenues related to our Storage and Server Management and Security and Compliance products of $272 million, as a result of increased demand for products related to the standardization and simplification of data center infrastructure and higher amortization of deferred revenue for the reasons described above. These products contributed $179 million in increased revenues in the Americas in fiscal 2008 as compared to fiscal 2007. Sales of new products from our acquisition of Altiris increased revenues in the international regions and the Americas by $72 million and $122 million, respectively, for which there is no comparable revenue in the prior period. Growth in revenues in international regions and the Americas from sales of products of our Consumer Products of $96 million and $60 million, respectively, was driven by prior period demand for Norton Internet Security products. Foreign currencies had a favorable impact on net revenues in fiscal 2008 compared to fiscal 2007.

International revenues increased in fiscal 2007 as compared to fiscal 2006 primarily due to new sales of storage and availability products and services from our acquisition of Veritas for the full twelve months in the 2007 period compared to nine months in the 2006 period. These products and services contributed $232 million of international revenues in the June 2006 quarter for which there was no comparable revenue in the June 2005 quarter. In the Americas, these products contributed $286 million in the June 2006 quarter for which there was no comparable revenue in the June 2005 quarter. In addition, a portion of the revenue increase in fiscal 2007 is due to the fact that the amount of revenue recognized in the comparable 2006 period was lower as a result of the purchase accounting adjustment discussed under "Total Net Revenues" above. The purchase accounting adjustment increased fiscal 2007 revenues by $188 million in the Americas and $83 million in the international regions compared to fiscal 2006. Growth in our Consumer Products segment, driven by Norton Internet Security, resulted in a $129 million increase in the international regions and a $52 million increase in the Americas in fiscal 2007 revenues versus fiscal 2006. Both domestic and international revenue from enterprise offerings were negatively impacted primarily due to the increased flexibility in our contract terms and the combination of our buying programs. These changes resulted in a larger portion of contracts being subject to deferral and a correspondingly lower amount of revenue recognized in the current period, as discussed in "Total Net Revenues" above. Foreign currencies had a favorable impact on net revenues in fiscal 2007 compared to fiscal 2006.

We are unable to predict the extent to which revenues in future periods will be impacted by changes in foreign currency exchange rates. If international sales become a greater portion of our total sales in the future, changes in foreign currency exchange rates may have a potentially greater impact on our revenues and operating results.

Cost of Revenues

	Fiscal		
	2008	2007	2006
	($ in thousands)		
Cost of revenues	$1,220,330	$1,215,826	$981,869
Gross margin	79%	77%	76%
Period over period change	$ 4,504	$ 233,957	
	0%	24%	

Cost of revenues consists primarily of amortization of acquired product rights, fee-based technical support costs, costs of billable services, payments to OEMs under revenue-sharing arrangements, manufacturing and direct material costs, and royalties paid to third parties under technology licensing agreements.

Gross margin increased in fiscal 2008 as compared to fiscal 2007 due primarily to an increase in revenue and the fact that the terms of several of our OEM arrangements changed from revenue-sharing arrangements to placement fee arrangements in late fiscal 2007. Placement fee arrangements are expensed on an estimated average cost basis, while revenue-sharing arrangements are generally amortized ratably over a one-year period. In addition, we realized year over year increases in services and technical support costs.

Cost of content, subscriptions, and maintenance

	Fiscal		
	2008	2007	2006
	($ in thousands)		
Cost of content, subscriptions, and maintenance	$826,339	$823,525	$621,636
As a percentage of related revenue	18%	21%	22%
Period over period change	$ 2,814	$201,889	
	0%	32%	

Cost of content, subscriptions, and maintenance consists primarily of fee-based technical support costs, costs of billable services, and payments to OEMs under revenue-sharing agreements.

Cost of content, subscriptions, and maintenance decreased as a percentage of the related revenue in fiscal 2008 as compared to fiscal 2007. The year over year decrease in cost of content, subscriptions, and maintenance as a percentage of the related revenue is primarily driven by higher revenues and lower OEM royalties as a percentage of revenue more than offsetting increases in Services expenses.

We expect the impact of moving many of our OEM payments from Cost of revenues to Operating expenses to be reduced in future periods as the change had been in effect for most of fiscal 2008. Our past OEM payments were primarily revenue-sharing arrangements, which were generally amortized to Cost of revenues over a one-year period. Several of the arrangements negotiated in late fiscal 2007 are placement fee arrangements, for which the costs are expensed on an estimated average cost basis and classified as operating expenses.

Cost of licenses

	Fiscal		
	2008	2007	2006
	($ in thousands)		
Cost of licenses	$44,664	$49,968	$45,943
As a percentage of related revenue	3%	4%	4%
Period over period change	$(5,304)	$ 4,025	
	(11)%	9%	

Cost of licenses consists primarily of royalties paid to third parties under technology licensing agreements and manufacturing and direct material costs.

Cost of licenses decreased as a percentage of the related revenue in fiscal 2008 as compared to fiscal 2007. The year over year decrease in Cost of licenses as a percentage of the related revenue is primarily attributable to higher revenues and to a lesser extent due to lower obsolescence reserves. Fiscal 2007 had relatively high obsolescence reserves due to the Company's decision to exit certain aspects of the appliance business.

Amortization of acquired product rights

	Fiscal		
	2008	2007	2006
	($ in thousands)		
Amortization of acquired product rights	$349,327	$342,333	$314,290
Percentage of total net revenues	6%	7%	8%
Period over period change	$ 6,994	$ 28,043	
	2%	9%	

Acquired product rights are comprised of developed technologies and patents from acquired companies. The amortization in fiscal 2008 was higher than fiscal 2007 primarily due to amortization associated with the Altiris acquisition, offset in part by certain acquired product rights becoming fully amortized. For further discussion of acquired product rights and related amortization, see Notes 4 and 7 of the Notes to Consolidated Financial Statements in this annual report.

Operating Expenses

Sales and marketing expense

	Fiscal		
	2008	2007	2006
	($ in thousands)		
Sales and marketing	$2,415,264	$2,007,651	$1,499,904
Percentage of total net revenues	41%	39%	36%
Period over period change	$ 407,613	$ 507,747	
	20%	34%	

Sales and marketing expense as a percentage of total revenues increased to 41% in fiscal 2008 as compared to 39% in fiscal 2007. The percentage increase and increase in absolute dollars in sales and marketing expenses in fiscal 2008 as compared to fiscal 2007 is primarily due to higher employee compensation expense as a result of the Altiris and Vontu acquisitions and the OEM placement fees as discussed above under "Financial Results and Trends." We negotiated new contract terms with some of our OEM partners in fiscal 2007, for which the expense commenced being recognized in the fourth quarter of fiscal 2007. In addition, these new contract terms had the effect of moving our OEM payments from Cost of revenues to Operating expenses.

Sales and marketing expense as a percentage of total revenues increased to 39% in fiscal 2007 as compared to 36% in fiscal 2006. The percentage increase and increase in absolute dollars in sales and marketing expenses in fiscal 2007 as compared to fiscal 2006 is primarily due to higher employee compensation expense of approximately $335 million resulting from an increase in employee headcount. Higher employee compensation expense includes the effect of adopting of SFAS No. 123R, which added $56 million of stock-based compensation expense in fiscal 2007 for which there is no comparable expense in fiscal 2006. In addition, approximately $171 million of the increase is due to an additional three months of sales and marketing expenses related to the Veritas acquisition, which is included for the full year of fiscal 2007 as compared to nine months in fiscal 2006. Advertising expense increased in fiscal 2007 as compared to fiscal 2006 primarily as a result of changes in our OEM arrangements.

Research and development expense

	Fiscal		
	2008	2007	2006
	($ in thousands)		
Research and development	$895,242	$866,882	$682,125
Percentage of total net revenues	15%	17%	16%
Period over period change	$ 28,360	$184,757	
	3%	27%	

Research and development expense as a percentage of total revenues has remained relatively constant in fiscal 2008, fiscal 2007 and fiscal 2006. The increase in absolute dollars in fiscal 2008 as compared to fiscal 2007 is attributable to a higher employee compensation expense primarily related to the Altiris and Vontu acquisitions. The increase in fiscal 2007 as compared to fiscal 2006 was due primarily to higher employee compensation expense of approximately $108 million resulting from an increase in employee headcount. Higher employee compensation expense includes the effect of adopting of SFAS No. 123R, which added $57 million of stock-based compensation expense in fiscal 2007 for which there is no comparable expense in fiscal 2006. In addition, approximately $96 million of the increase is due to an additional three months of research and development expenses related to the Veritas acquisition, which is included for the full year of fiscal 2007 as compared to nine months in fiscal 2006.

General and administrative expense

	Fiscal		
	2008	2007	2006
	($ in thousands)		
General and administrative	$347,642	$316,783	$228,563
Percentage of total net revenues	6%	6%	6%
Period over period change	$ 30,859	$ 88,220	
	10%	39%	

General and administrative expense as a percentage of total revenues has remained relatively constant in fiscal 2008, fiscal 2007, and fiscal 2006. The increase in general and administrative expenses in fiscal 2008 as compared with fiscal 2007 is primarily due to higher salaries and wages resulting from the Altiris and Vontu acquisitions offset by a gradual reduction in headcount during fiscal 2008. The increase in absolute dollars in general and administrative expenses in fiscal 2007 as compared to fiscal 2006 was due primarily to higher employee compensation expense of approximately $73 million resulting from an increase in employee headcount. Higher employee compensation includes the effect of adopting SFAS No. 123R, which added $24 million of stock-based compensation expense in fiscal 2007 for which there is no comparable expense in fiscal 2006. In addition, approximately $20 million of the increase is due to an additional three months of general and administrative expenses related to the Veritas acquisition, which are included for the full year in fiscal 2007 as compared to nine months in fiscal 2006.

Amortization of other purchased intangible assets

	Fiscal		
	2008	2007	2006
	($ in thousands)		
Amortization of other purchased intangible assets	$225,131	$201,502	$148,822
Percentage of total net revenues	4%	4%	4%
Period over period change	$ 23,629	$ 52,680	
	12%	35%	

Other purchased intangible assets are comprised of customer base, tradenames, partnership agreements, and marketing-related assets. The increased amortization in fiscal 2008 is primarily associated with a full year of amortization of intangible assets associated with the Altiris purchase which occurred in April 2007. The increased amortization in fiscal 2007 is primarily associated with a full year of amortization associated with the Veritas acquisition which occurred in July 2005 and the acquisitions of Company-i Limited and 4FrontSecurity, Inc. that occurred during fiscal 2007. For further discussion of other intangible assets from acquisitions and related amortization, see Note 7 of the Notes to Consolidated Financial Statements in this annual report.

Acquired in-process research and development (IPR&D)

During fiscal 2006, we wrote off IPR&D totaling $285 million, of which $284 million was in connection with our acquisition of Veritas. The IPR&D was written off because the acquired technologies had not reached technological feasibility and had no alternative uses. Technological feasibility is defined as being equivalent to completion of a beta-phase working prototype in which there is no remaining risk relating to the development. At the time of the acquisition in July 2005, Veritas was developing new products in multiple product areas that qualify as IPR&D. These efforts included NetBackup 6.1, Backup Exec 11.0, Server Management 5.0, and various other projects. At the time of the acquisition, it was estimated that these IPR&D development efforts would be completed over the following 12 to 18 months at an estimated total cost of $120 million. As of March 28, 2008, all IPR&D projects had been completed on schedule and within expected costs.

Restructuring

	Fiscal		
	2008	2007	2006
	($ in thousands)		
Restructuring	$73,914	$70,236	$24,918
Percentage of total net revenues	1%	1%	1%
Period over period change	$ 3,678	$45,318	
	5%	182%	

In fiscal 2008, we approved and initiated a restructuring plan ("2008 Plan") to reduce costs, implement management structure changes and optimize the business structure and discontinue certain products. Projects within the plan began in the third quarter of 2008 and are expected to be completed by the fourth quarter of 2009. Total remaining costs of the restructuring plan, consisting of severance and benefits and excess facilities costs, are estimated to range between approximately $80 million and $110 million. In fiscal 2007, we entered into restructuring plans ("2007 Plans") to consolidate facilities and reduce operating costs through headcount reductions. We also consolidated certain facilities and exited facilities as a result of earlier acquisitions. In fiscal 2006, we entered into restructuring plans ("2006 Plans") to reduce job redundancy in the Americas, EMEA and Asia Pacific Japan and to consolidate certain facilities in Europe and Asia. Future severance and benefit costs and facilities charges for both the 2007 Plans and 2006 Plans are not expected to be significant.

We recognized $74 million in restructuring charges in fiscal 2008 compared to $70 million in fiscal 2007. Charges in fiscal 2008 were $59 million of severance and benefit costs and $15 million for contract termination costs for exited facilities. In fiscal 2008, severance and benefit costs of $42 million related to the 2008 Plan and $16 million related to the 2007 Plans. In addition, facilities contract termination costs of $9 million related to the 2007 Plans and $5 million were acquisition-related charges for Altiris and Vontu that occurred in fiscal 2008. In fiscal 2007, severance and benefit costs of $69 million and an insignificant amount for facilities termination costs for the 2007 Plans. Included in the $69 million for severance and benefit costs were $13 million which were acquisition-related charges for Veritas and others that occurred in fiscal 2006. In fiscal 2006, we recognized $18 million of severance and benefit costs and $7 million for contract termination costs for exited facilities were recognized.

Integration

In fiscal 2007, we recorded $1 million of integration charges in connection with our April 2007 acquisition of Altiris. These integration charges consisted of costs incurred for consulting services and other professional fees. In connection with our acquisition of Veritas, we recorded integration costs of $16 million in fiscal 2006, which consisted primarily of costs incurred for consulting services and other professional fees.

Non-operating Income and Expense

	Fiscal		
	2008	2007	2006
	($ in thousands)		
Interest income	$ 76,896	$122,043	$108,404
Interest expense	(29,480)	(27,233)	(17,996)
Settlements of litigation, net	58,500	—	—
Other income (expense), net	4,327	17,070	(1,650)
Total	$110,243	$111,880	$ 88,758
Percentage of total net revenues	2%	2%	2%
Period over period change	$ (1,637)	$ 23,122	
	(1)%	26%	

The decrease in Interest income in fiscal 2008 as compared to fiscal 2007 was due to lower average interest rates and a lower average Cash and cash equivalents and Short-term investment balances. The increase in Interest income in fiscal 2007 as compared to fiscal 2006 was due primarily to a higher average cash and cash equivalents and investment balances and higher average interest rates realized on those balances.

Interest expense in fiscal 2008 and fiscal 2007 was due primarily to the interest and amortization of issuance costs related to our 0.75% and 1.00% Convertible Senior Notes issued in June 2006. Fiscal 2007 also includes interest and accretion related to the 0.25% Convertible Subordinated Notes that we assumed in connection with our acquisition of Veritas. The 0.25% Veritas Convertible Subordinated Notes were paid in full during August 2006. Interest expense in fiscal 2006 was due primarily to the Veritas 0.25% Convertible Subordinated Notes.

In fiscal 2008 we recorded a net gain from Settlements of litigation.

In fiscal 2007, Other income (expense), net includes a gain of $20 million on the sale of our buildings in Milpitas, California, and Maidenhead, United Kingdom.

Provision for Income Taxes

	Fiscal		
	2008	2007	2006
	($ in thousands)		
Tax provision on earnings	$248,673	$227,242	$227,068
Effective tax rate on earnings	35%	36%	63%
Tax provision on repatriation	$ —	$ —	$(21,197)
Total tax provision	$248,673	$227,242	$205,871
Total effective tax rate	35%	36%	57%

Our effective tax rate on Income before income taxes was approximately 35%, 36%, and 57% in fiscal 2008, 2007, and 2006, respectively. The effective tax rate for fiscal 2008 reflects the impact of non-deductible stock-based compensation offset by U.S. tax benefits from domestic manufacturing deductions. The effective tax rate for fiscal 2007 reflects the impact of non-deductible stock-based compensation offset by foreign earnings taxed at a lower rate than the U.S. tax rate. The effective tax rate for fiscal 2006 reflects the impact of the IPR&D charges and other acquisition-related charges that are nondeductible for tax reporting purposes, partially offset by foreign earnings taxed at a lower rate than the U.S. tax rate, and the effect of the true-up of taxes on repatriated earnings.

We believe realization of substantially all of our deferred tax assets as of March 28, 2008 of $694 million, after application of the valuation allowance, is more likely than not based on the future reversal of temporary tax differences. Realization of approximately $55 million of our deferred tax assets as of March 28, 2008 is dependent upon future taxable earnings exclusive of reversing temporary differences in certain foreign jurisdictions. Levels of future taxable income are subject to the various risks and uncertainties discussed in Item 1A, *Risk Factors,* set forth in this annual report. An additional valuation allowance against net deferred tax assets may be necessary if it is more likely than not that all or a portion of the net deferred tax assets will not be realized. We will assess the need for an additional valuation allowance on a quarterly basis. Of the $38 million total valuation allowance provided against our deferred tax assets, approximately $30 million is attributable to acquisition-related assets, the benefit of which will reduce goodwill when and if realized. The valuation allowance decreased by $22 million in fiscal 2008; $19 million was reclassified as FIN 48 reserves, $3 million was attributable to acquisition-related assets.

American Jobs Creation Act of 2004 — Repatriation of foreign earnings

In the March 2005 quarter, we repatriated $500 million from certain of our foreign subsidiaries that qualified for the 85% dividends received deduction under the provisions of the American Jobs Creation Act of 2004, or the Jobs Act, enacted in October 2004. In May 2005, clarifying language was issued by the U.S. Department of Treasury and the IRS with respect to the treatment of foreign taxes paid on the earnings repatriated under the Jobs Act and in September 2005, additional clarifying language was issued regarding the treatment of certain deductions attributable to the earnings repatriation. As a result of this clarifying language, we reduced the tax expense attributable to the repatriation by approximately $21 million in fiscal 2006.

Other tax matters

On March 29, 2006, we received a Notice of Deficiency from the IRS claiming that we owe additional taxes, plus interest and penalties, for the 2000 and 2001 tax years based on an audit of Veritas. The incremental tax liability asserted by the IRS was $867 million, excluding penalties and interest. On June 26, 2006, we filed a petition with the U.S. Tax Court protesting the IRS claim for such additional taxes. On August 30, 2006, the IRS answered our petition and this issue has been docketed for trial in U.S. Tax Court and is scheduled to begin on June 30, 2008. In the March 2007 quarter, we agreed to pay $7 million out of $35 million originally assessed by the IRS in connection with several of the lesser issues covered in the assessment. The IRS has also agreed to waive the assessment of penalties. In a Motion to Amend filed March 20, 2008, the IRS moved to change its position on the remaining issue in the case. If allowed, the IRS' new position would decrease the incremental tax liability for the remaining issue to approximately $545 million, excluding interest.

We strongly believe the IRS' position with regard to this matter is inconsistent with applicable tax laws and existing Treasury regulations, and that our previously reported income tax provision for the years in question is appropriate. No payments will be made on the assessment until the issue is definitively resolved. If, upon resolution, we are required to pay an amount in excess of our provision for this matter, the incremental amounts due would be accounted for principally as additions to the cost of the Veritas purchase price. Any incremental interest accrued subsequent to the date of the Veritas acquisition would be recorded as an expense in the period the matter is resolved.

In the fourth quarter of fiscal 2006, we made $90 million of tax-related adjustments to the purchase accounting for Veritas, consisting of $120 million of additional pre-acquisition tax reserve-related adjustments, partially offset by a $30 million reduction in other pre-acquisition taxes payable. While we strongly disagree with the IRS over both its transfer pricing methodologies and the amount of the assessment, we have established additional tax reserves for all Veritas pre-acquisition years to account for both contingent tax and interest risk.

On March 30, 2006, we received notices of proposed adjustment from the IRS with regard to an unrelated audit of Symantec for fiscal 2003 and 2004. The IRS claimed that we owed an incremental tax liability with regard to this audit of $110 million, excluding penalties and interest. The incremental tax liability primarily relates to transfer pricing matters between Symantec and a foreign subsidiary. On September 5, 2006, we executed a closing agreement with the IRS with respect to the audit of Symantec's fiscal 2003 and 2004 federal income tax returns. The closing agreement represents the final assessment by the IRS of additional tax for these fiscal years of approximately $35 million, including interest. Based on the final settlement, a tax benefit of $8 million was recognized.

In the fourth quarter of fiscal 2006, we increased our tax reserves by an additional $64 million in connection with all open Symantec tax years (fiscal 2003 to 2006). Since these reserves relate to licensing arising from acquired technology, the additional accruals are primarily offset by deferred taxes.

We are as yet unable to confirm our eligibility to claim a lower tax rate on a distribution made from a Veritas foreign subsidiary prior to the acquisition. The distribution was intended to be made pursuant to the Jobs Act, and therefore eligible for a 5.25% effective U.S. federal rate of tax, in lieu of the 35% statutory rate. We are seeking a ruling from the IRS on the matter. Because we were unable to obtain this ruling prior to filing the Veritas tax return in May 2006, we have paid $130 million of additional U.S. taxes. Since this payment relates to the taxability of foreign earnings that are otherwise the subject of the IRS assessment, this additional payment reduced the amount of taxes payable accrued as part of the purchase accounting for pre-acquisition contingent tax risks. For further information, see Note 17 of the Notes to Consolidated Financial Statements in this annual report and *Critical Accounting Estimates — Income Taxes* above.

In connection with the note hedge transactions discussed in Note 9 of the Notes to the Consolidated Financial Statements in this annual report, we established a deferred tax asset of approximately $232 million to account for the book-tax basis difference in the convertible notes resulting from note hedge transactions. The deferred tax asset has been accounted for as an increase to Capital in excess of par value.

The Company adopted the provisions of FASB Interpretation No. 48, FIN 48, *Accounting for Uncertainty in Income Taxes*, effective March 31, 2007. FIN 48 addresses the accounting for and disclosure of uncertainty in income tax positions, by prescribing a minimum recognition threshold that a tax position is required to satisfy before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The cumulative effect of adopting FIN 48 was a decrease in tax reserves of $16 million, resulting in a decrease in Veritas goodwill of $10 million, an increase of $5 million to Retained Earnings balance, and a $1 million increase in Capital in excess of par value. Upon adoption, the gross liability for unrecognized tax benefits at March 31, 2007 was $456 million, exclusive of interest and penalties.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Cash

We have historically relied primarily on cash flow from operations, borrowings under a credit facility, issuances of convertible notes and equity securities for our liquidity needs. Key sources of cash include earnings from operations and existing cash, cash equivalents, short-term investments, and our revolving credit facility.

In July 2006, we entered into a five-year $1 billion senior unsecured revolving credit facility that expires in July 2011. During fiscal 2008, we borrowed $200 million under the credit facility. In order to maintain availability to draw on the credit facility, we must maintain certain covenants, including a specified ratio of debt to earnings before interest, taxes, depreciation, and amortization as defined as well as various other non-financial covenants. As of March 28, 2008, we were in compliance with these covenants.

As of March 28, 2008, we had cash and cash equivalents of $1.9 billion and short-term investments of $537 million resulting in a net liquidity position (unused availability of the credit facility, cash and cash equivalents and short-term investments) of $3.2 billion.

We believe that our cash balances, cash that we generate over time from operations, and our borrowing capacity will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

Uses of Cash

Our principal cash requirements include working capital, capital expenditures, payments of principal and interest on our debt and payments of taxes. In addition, we regularly evaluate our ability to repurchase stock, pay debts and acquire other businesses.

Acquisition-Related. We generally use cash to fund the acquisition of other businesses and from time to time use our revolving credit facility when necessary. In April 2007, we acquired the outstanding common stock of

Altiris, Inc. and paid $841 million, net of cash acquired, which reflects $165 million of cash acquired and $17 million of cash paid for transaction costs. In November 2007, we acquired Vontu, Inc. and paid $298 million, net of cash acquired. We used $200 million borrowed under a five-year, $1 billion senior unsecured revolving credit facility to partially fund the purchase. In January 2008, we acquired Transparent Logic Technologies, Inc., and paid $12 million in cash. During fiscal 2007, we paid cash of $33 million for the acquisitions of other businesses. During fiscal 2006, we had net sales of available-for-sale securities of $3.4 billion and cash of $541 million acquired through the acquisition of Veritas, net of cash expenditures for our other acquisitions in fiscal 2006. In connection with the Veritas acquisition, we assumed Veritas' 0.25% Convertible Subordinated Notes, or the Veritas 0.25% Notes, with a principal amount of $520 million due August 1, 2013, and a short-term loan with a principal amount of euros 411 million, which was paid in its entirety in fiscal 2006. In August 2006, we repurchased all $520 million of the Veritas 0.25% notes with cash, which reflected principal plus interest.

Stock Repurchases. During fiscal 2008, we repurchased a total of 81 million shares, or $1.5 billion, of our Company's common stock. At March 28, 2008 we have $1 billion remaining under the plan authorized by the Board of Directors in June 2007.

Issuance of Convertible Senior Notes. In June 2006, we issued $1.1 billion principal amount of 0.75% Convertible Senior Notes ("Senior Notes") due June 15, 2011, and $1.0 billion principal amount of 1.00% Convertible Senior Notes due June 15, 2013, to initial purchasers in a private offering for resale to qualified institutional buyers pursuant to SEC Rule 144A. Concurrently with the issuance of the Senior Notes, we entered into note hedge transactions with affiliates of certain of the initial purchasers whereby we have the option to purchase up to 110 million shares of our common stock at a price of $19.12 per share.

The following table provides information about our significant contractual obligations and commitments as of March 28, 2008:

		Payments Due by Period				
	Total	Fiscal 2009	Fiscal 2010 and 2011	Fiscal 2012 and 2013	Fiscal 2014 and thereafter	Other
			(In thousands)			
Convertible senior notes[1]	$2,100,000	$ —	$ —	$1,100,000	$1,000,000	$ —
Purchase obligations[2]	366,911	308,665	58,118	128	—	—
Operating leases[3]	520,752	102,799	153,156	100,785	164,012	—
Norton royalty agreement[4]	17,854	7,023	8,792	1,642	397	—
Uncertain tax positions[5]	479,743	—	—	—	—	479,743
Total contractual obligations	$3,485,260	$418,487	$220,066	$1,202,555	$1,164,409	$479,743

(1) Senior Notes are due in fiscal 2012 and 2014. Holders of the Senior Notes may convert their Senior Notes prior to maturity upon the occurrence of certain circumstances. Upon conversion, we would pay the holder the cash value of the applicable number of shares of our common stock, up to the principal amount of the note. Amounts in excess of the principal amount, if any, may be paid in cash or in stock at our option. As of March 28, 2008, the conditions to conversion had not been met.

(2) The amounts are associated with agreements that are enforceable, legally binding, and specify terms.

(3) Operating lease obligations include $13 million related to exited or excess facility costs related to restructuring activities.

(4) In June 2007, the Company amended an existing royalty agreement with Peter Norton for the licensing of certain publicity rights. As a result, the Company recorded a long-term liability reflecting the net present value of expected future royalty payments due to Mr. Norton.

(5) At March 28, 2008, we reflected $480 million in long term taxes payable related to uncertain tax benefits. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond the next twelve months due to uncertainties in the timing of the commencement and settlement of potential tax audits and controversies.

Cash Flows

The following table summarizes, for the periods indicated, selected items in our Consolidated Statements of Cash Flows:

	Fiscal		
	2008	2007	2006
		(In thousands)	
Net cash provided by (used for)			
Operating activities	$ 1,818,653	$ 1,666,235	$ 1,536,896
Investing activities	(1,526,218)	(222,455)	3,619,605
Financing activities	(1,065,553)	(1,309,567)	(3,910,064)
Effect of exchange rate fluctuations on cash and cash equivalents	104,309	109,199	(22,248)
Net change in cash and cash equivalents	$ (668,809)	$ 243,412	$ 1,224,189

Operating Activities

Net cash provided by operating activities during fiscal 2008 resulted largely from net income of $464 million, plus non-cash depreciation and amortization charges of $824 million, non-cash stock-based compensation expense of $164 million, income taxes payable of $197 million and an increase in deferred revenue of $127 million. These amounts were partially offset by a decrease in non-cash deferred income taxes of $180 million.

Net cash provided by operating activities during fiscal 2007 resulted largely from net income of $404 million, plus non-cash depreciation and amortization charges of $811 million, non-cash stock-based compensation expense of $154 million, and an increase in deferred revenue of $400 million. These amounts were partially offset by a decrease in income taxes payable of $182 million, primarily due to the timing of tax payments.

Investing Activities

Fiscal 2008 Compared to Fiscal 2007: Cash used for investing activities was $1.5 billion for 2008 compared to $222 million for 2007. Cash used in fiscal 2008 primarily related to an aggregate payment of $1.2 billion in cash for acquisitions which included Altiris for $841 million and Vontu for $298 million and the joint venture with Huawei Technologies Co., Ltd. for $150 million. During fiscal 2007, we paid $33 million for acquisitions of other businesses. Cash used in fiscal 2007 primarily related to the net increase in property and equipment partially offset by the net purchase of short-term investments. Both periods reflect consistent levels of capital purchasing partially offset by proceeds from the sale of exited or excess facilities.

Fiscal 2007 Compared to Fiscal 2006: Cash used in investing activities was $222 million in fiscal 2007 compared to cash provided by investing activities of $3.6 billion for 2006. Cash used in fiscal 2007 for the acquisition of other businesses was $33 million compared to cash provided by investing activities of $541 million acquired through the acquisition of Veritas, net of cash expenditures for our other acquisitions in fiscal 2006. Additionally, we recognized net proceeds from sales of available-for-sale securities of $3.4 billion during fiscal 2006, which was primarily associated with the liquidation of assets assumed in the acquisition of Veritas.

Financing Activities

Fiscal 2008 Compared to Fiscal 2007: Cash used in financing was $1.1 billion in fiscal 2008 compared to $1.3 billion in 2007. Cash used in fiscal 2008 primarily related to the repurchase of 81 million shares of our common stock for $1.5 billion which was partially offset by the net proceeds of $224 million received from the issuance of our common stock through employee stock plans and the $200 million borrowed under the senior unsecured revolving credit facility to finance the Vontu acquisition. Cash used in fiscal 2007 primarily related to the repurchase of 162 million shares of our common stock for $2.8 billion whereby $1.5 billion was funded by the proceeds from the issuance of Senior Notes for $2.1 billion. Also during fiscal 2007, we purchased hedges related to the Senior Notes for $592 million and paid $520 million for the repurchase of Veritas 0.25% Convertible

Subordinated Notes, or the 0.25% Notes assumed in the Veritas acquisition; these amounts were partially offset by $326 million received from the sale of common stock warrants and $230 million received from the issuance of our common stock through employee stock plans.

Fiscal 2007 Compared to Fiscal 2006: During fiscal 2006, we repurchased 174 million shares of our common stock for $3.6 billion and repaid the entire balance of $491 million from a short-term loan assumed in the Veritas acquisition, partially offset by $210 million in proceeds from the issuance of our common stock through employee stock plans.

Purchase price adjustment

As a result of Company-i meeting target billings conditions in the first quarter of fiscal 2008, as was stipulated in the Company-i merger agreement, we paid the former shareholders of Company-i an additional $11 million in cash. This increase in purchase price resulted in a respective increase in goodwill.

Convertible senior notes

Holders of the Senior Notes may convert their Senior Notes prior to maturity upon the occurrence of certain circumstances. Upon conversion, we would pay the holder the cash value of the applicable number of shares of Symantec common stock, up to the principal amount of the note. Amounts in excess of the principal amount, if any, may be paid in cash or in stock at our option. As of March 28, 2008, the conditions to convertibility of the Senior Notes had not been met.

Royalties

We have certain royalty commitments associated with the shipment and licensing of certain products. Royalty expense is generally based on a dollar amount per unit shipped or a percentage of underlying revenue. Certain royalty commitments have minimum commitment obligations; however, as of March 28, 2008 all such obligations are insignificant.

Indemnification

As permitted under Delaware law, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under these indemnification agreements is not limited; however, we have directors and officers' insurance coverage that reduces our exposure and may enable us to recover a portion of any future amounts paid. We believe the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

We provide limited product warranties and the majority of our software license agreements contain provisions that indemnify licensees of our software from damages and costs resulting from claims alleging that our software infringes the intellectual property rights of a third party. Historically, payments made under these provisions have been immaterial. We monitor the conditions that are subject to indemnification to identify if a loss has occurred.

Newly Adopted and Recently Issued Accounting Pronouncements

Recent accounting pronouncements

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles.* SFAS No. 162 defines the order in which accounting principles that are generally accepted should be followed. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board ("PCAOB") amendments to AU Section 411, *The Meaning of* Present Fairly in Conformity with Generally Accepted Accounting Principles. We do not expect the adoption of SFAS No. 162 to have a material impact on our consolidated financial statements.

In April 2008, the FASB finalized Staff Position ("FSP") No. 142-3, *Determination of the Useful Life of Intangible Assets.* The position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement of Financial

Accounting Standard ("SFAS") No. 142, *Goodwill and Other Intangible Assets.* The position applies to intangible assets that are acquired individually or with a group of other assets and both intangible assets acquired in business combinations and asset acquisitions. FSP 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We are currently evaluating the impact of the pending adoption of FSP 142-3 on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133.* SFAS No. 161 requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. We are currently evaluating the impact of the pending adoption of SFAS No. 161 on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.* The standard changes the accounting for noncontrolling (minority) interests in consolidated financial statements including the requirements to classify noncontrolling interests as a component of consolidated stockholders' equity, to identify earnings attributable to noncontrolling interests reported as part of consolidated earnings, and to measure the gain or loss on the deconsolidated subsidiary using the fair value of the noncontrolling equity investment. Additionally, SFAS No. 160 revises the accounting for both increases and decreases in a parent's controlling ownership interest. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. We do not expect the adoption of SFAS No. 160 to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised "R"), *Business Combinations.* This standard changes the accounting for business combinations by requiring that an acquiring entity measures and recognizes identifiable assets acquired and liabilities assumed at the acquisition date fair value with limited exceptions. The changes include the treatment of acquisition related transaction costs, the valuation of any noncontrolling interest at acquisition date fair value, the recording of acquired contingent liabilities at acquisition date fair value and the subsequent re-measurement of such liabilities after acquisition date, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals subsequent to acquisition date, and the recognition of changes in the acquirer's income tax valuation allowance. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. We are currently evaluating the impact of the pending adoption of SFAS No. 141(R) on our consolidated financial statements. The accounting treatment related to pre-acquisition uncertain tax positions will change when SFAS No. 141(R) becomes effective, which will be in first quarter of our fiscal year 2010. At such time, any changes to the recognition or measurement of uncertain tax positions related to pre-acquisition periods will be recorded through income tax expense, where currently the accounting treatment would require any adjustment to be recognized through the purchase price. See Note 17 of the Notes to the Consolidated Financial Statements for further details.

In August 2007, the FASB issued proposed FASB "FSP" No. APB 14-a, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).* The proposed FSP would require the issuer of convertible debt instruments with cash settlement features to separately account for the liability and equity components of the instrument. The debt would be recognized at the present value of its cash flows discounted using the issuer's nonconvertible debt borrowing rate at the time of issuance. The equity component would be recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. The proposed FSP would also require an accretion of the resultant debt discount over the expected life of the debt. The proposed transition guidance requires retrospective application to all periods presented, and does not grandfather existing instruments. In March 2008, the FASB approved moving the proposed FSP to final guidance. The final guidance will be effective for fiscal years beginning after December 15, 2008, and interim periods within those years. Entities will be required to apply guidance retrospectively for all periods presented. If the FSP is issued as proposed, we expect the increase in non-cash interest expense recognized on our consolidated financial statements to be significant.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of SFAS No. 115.* SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value and requires unrealized gains and losses on items for which the fair value option has been elected to be reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently in the process of evaluating the impact of SFAS No. 159 on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FSP No. FAS 157-1, Application of SFAS No. 157 to SFAS No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under SFAS No. 13 and FSP No. FAS 157-2, Effective Date of SFAS No. 157. Collectively, the Staff Positions defer the effective date of SFAS No. 157 to fiscal years beginning after December 15, 2008, for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of SFAS 157. We are currently evaluating the impact of the pending adoption of SFAS 157 on our consolidated financial statements.

In September 2006, the FASB issued Emerging Issues Task Force ("EITF") Issue No. 06-1, *Accounting for Consideration Given by a Service Provider to a Manufacturer or Reseller of Equipment Necessary for an End-Customer to Receive Service from the Service Provider.* EITF Issue No. 06-1 requires that we provide disclosures regarding the nature of arrangements in which we provide consideration to manufacturers or resellers of equipment necessary for an end-customer to receive service from us, including the amounts recognized in the Consolidated Statements of Income. EITF Issue No. 06-1 is effective for fiscal years beginning after June 15, 2007. We do not expect the adoption of EITF Issue No. 06-1 to have a material impact on our consolidated financial statements.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We are exposed to various market risks related to fluctuations in interest rates, foreign currency exchange rates, and equity prices. We may use derivative financial instruments to mitigate certain risks in accordance with our investment and foreign exchange policies. We do not use derivatives or other financial instruments for trading or speculative purposes.

Interest Rate Risk

Our exposure to interest rate risk relates primarily to our short-term investment portfolio and the potential losses arising from changes in interest rates. Our investment objective is to achieve the maximum return compatible with capital preservation and our liquidity requirements. Our strategy is to invest our cash in a manner that preserves capital, maintains sufficient liquidity to meet the cash requirements of the company, maximizes yields consistent with approved credit risk, and limits inappropriate concentrations of investment by sector, credit, or issuer. We classify our cash equivalents and short-term investments in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* We consider investments in instruments purchased with an original maturity of 90 days or less to be cash equivalents. We classify our short-term investments as available-for-sale, and short-term investments consist of marketable debt or equity securities with original maturities in excess of 90 days. Our cash equivalents and short-term investment portfolios consist primarily of money market funds, commercial paper, corporate debt securities, and U.S. government and government-sponsored debt securities. Our short-term investments do not include equity investments in privately held companies. Our short-term investments are reported at fair value with unrealized gains and losses, net of tax, included in Accumulated other comprehensive income within Stockholders' equity in the Consolidated Balance Sheets. The amortization of premiums and discounts on the investments, realized gains and losses, and declines in value judged to be other-than-temporary on available-for-sale securities are included in Other income (expense), net in the Consolidated Statements of Income. We use the specific identification method to determine cost in calculating realized gains and losses upon sale of short-term investments.

The following table presents the fair value and hypothetical changes in fair values on short-term investments sensitive to changes in interest rates (in millions):

	Value of Securities Given an Interest Rate Increase of X Basis Points (bps)			Fair Value As of	Value of Securities Given an Interest Rate Decrease of X Basis Points (bps)	
	150 bps	100 bps	50 bps		(25 bps)	(75 bps)
March 28, 2008	$1,301	$1,302	$1,304	$1,305	$1,305	$1,306
March 30, 2007	$1,770	$1,772	$1,775	$1,778	$1,779	$1,782

The modeling technique used above measures the change in fair market value arising from selected potential changes in interest rates. Market changes reflect immediate hypothetical parallel shifts in the yield curve of plus 150 bps, plus 100 bps, plus 50 bps, minus 25 bps, and minus 75 bps.

Foreign Currency Exchange Rate Risk

We conduct business in 36 currencies through our worldwide operations and, as such, we are exposed to foreign currency exposure risk. Foreign currency risks are associated with our cash and cash equivalents, investments, receivables, and payables denominated in foreign currencies. Fluctuations in exchange rates will result in foreign exchange gains and losses on these foreign currency assets and liabilities and are included in Other income (expense), net. Our objective in managing foreign exchange activity is to preserve stockholder value by minimizing the risk of foreign currency exchange rate changes. Our strategy is to primarily utilize forward contracts to hedge foreign currency exposures. Under our program, gains and losses in our foreign currency exposures are offset by losses and gains on our forward contracts. Our forward contracts generally have terms of 35 days or less. At the end of the reporting period, open contracts are marked-to-market with unrealized gains and losses included in Other income (expense), net.

The following table presents a sensitivity analysis on our foreign forward exchange contract portfolio using a statistical model to estimate the potential gain or loss in fair value that could arise from hypothetical appreciation or depreciation of foreign currency (in millions):

Foreign Forward Exchange Contracts	Value of Contracts Given X% Appreciation of Foreign Currency		Notional Amount	Value of Contracts Given X% Depreciation of Foreign Currency	
	10%	5%		(5)%	(10)%
Purchased, March 28, 2008	$196	$189	$180	$171	$160
Sold, March 28, 2008	$352	$369	$387	$407	$430
Purchased, March 30, 2007	$176	$169	$161	$153	$143
Sold, March 30, 2007	$258	$270	$284	$299	$316

Equity Price Risk

In June 2006, we issued $1.1 billion principal amount of 0.75% Convertible Senior Notes due 2011 and $1.0 billion of 1.00% Convertible Senior Notes due 2013. Holders may convert their Senior Notes prior to maturity upon the occurrence of certain circumstances. Upon conversion, we would pay the holder the cash value of the applicable number of shares of Symantec common stock, up to the principal amount of the note. Amounts in excess of the principal amount, if any, may be paid in cash or in stock at our option. Concurrent with the issuance of the Senior Notes, we entered into convertible note hedge transactions and separately, warrant transactions, to reduce the potential dilution from the conversion of the Senior Notes and to mitigate any negative effect such conversion may have on the price of our common stock.

For business and strategic purposes, we also hold equity interests in several privately held companies, many of which can be considered to be in the start-up or development stages. These investments are inherently risky and we could lose a substantial part or our entire investment in these companies. These investments are recorded at cost and classified as Other long-term assets in the Consolidated Balance Sheets. As of March 28, 2008, these investments had an aggregate carrying value of $6 million.

Item 8. ***Financial Statements and Supplementary Data***

Annual Financial Statements

The consolidated financial statements and related disclosures included in Part IV, Item 15 of this annual report are incorporated by reference into this Item 8.

Selected Quarterly Financial Data

We have a 52/53-week fiscal accounting year. Accordingly, we have presented quarterly fiscal periods, each comprised of 13 weeks, as follows:

	Fiscal 2008				Fiscal 2007			
	Mar. 28, 2008	Dec. 28, 2007	Sep. 28, 2007	Jun. 29, 2007	Mar. 30, 2007	Dec. 29, 2006[c]	Sep. 29, 2006[c]	Jun. 30, 2006[c]
	(In thousands, except earnings per share)							
Net revenues	$1,539,741	$ 1,515,251	$1,419,089	$1,400,338	$1,357,217	$1,315,873	$1,260,408	$1,265,868
Gross profit	1,233,362	1 ,216,090	1,114,563	1,090,074	1,050,954	1,005,370	960,007	967,209
Restructuring[a]	22,031	23,305	9,578	19,000	50,758	—	6,220	13,258
Loss on sale of a business[b]	1,928	6,142	86,546	—	—	—	—	—
Operating income	213,421	195,774	58,889	134,196	76,241	159,038	140,391	144,072
Net income	186,386	131,890	50,368	95,206	60,895	116,769	126,181	100,535
Earnings per share — basic	$ 0.22	$ 0.15	$ 0.06	$ 0.11	$ 0.07	$ 0.13	$ 0.13	$ 0.10
Earnings per share — diluted	$ 0.22	$ 0.15	$ 0.06	$ 0.10	$ 0.07	$ 0.12	$ 0.13	$ 0.10

(a) During the third and fourth quarter of fiscal 2008, restructuring costs of $45 million were primarily related to the fiscal 2008 restructuring plans. The remaining $29 million of restructuring costs were primarily related to severance, associated benefits, outplacement services, and termination of excess facilities for the fiscal 2007 plans as well as acquisition related restructuring. See Note 16 of the Notes to Consolidated Financial Statements in this annual report.

(b) During the second quarter of fiscal 2008, management determined that certain tangible and intangible assets and liabilities of the Storage and Server Management segment (formally the Data Center Management segment) did not meet the long term strategic objectives of the segment, and we recorded a write-down of $87 million to value these assets and liabilities at the respective estimated fair value. We adjusted this amount during the third and fourth quarter of fiscal 2008 by $6 million and $2 million, respectively. On March 8, 2008 these assets were sold to a third party. See Note 6 of the Notes to Consolidated Financial Statements in this annual report.

(c) The amounts for the first three quarters of fiscal 2007 reflect adjustments as a result of the adoption of SAB 108 in the fourth quarter of fiscal 2007.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

(a) Evaluation of Disclosure Controls and Procedures

The SEC defines the term "disclosure controls and procedures" to mean a company's controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms. "Disclosure controls and procedures" include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our Chief Executive Officer and our Chief Financial Officer have concluded, based on an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) by our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, that our disclosure controls and procedures were effective as of the end of the period covered by this report.

(b) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) for Symantec. Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 28, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Our management has concluded that, as of March 28, 2008, our internal control over financial reporting was effective based on these criteria.

The Company's independent registered public accounting firm has issued an attestation report regarding its assessment of the Company's internal control over financial reporting as of March 28, 2008, which appears on page 66.

(c) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended March 28, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(d) Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected.

Item 9B. ***Other Information***

None

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item is incorporated by reference to Symantec's Proxy Statement for its 2008 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended March 28, 2008.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference to Symantec's Proxy Statement for its 2008 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended March 28, 2008.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is incorporated by reference to Symantec's Proxy Statement for its 2008 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended March 28, 2008.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference to Symantec's Proxy Statement for its 2008 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended March 28, 2008.

Item 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated by reference to Symantec's Proxy Statement for its 2008 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended March 28, 2008.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

Upon written request, we will provide, without charge, a copy of this annual report, including the consolidated financial statements and financial statement schedule. All requests should be sent to:

Symantec Corporation
Attn: Investor Relations
20330 Stevens Creek Boulevard
Cupertino, California 95014
408-517-8000

a) The following documents are filed as part of this report:

Schedules other than that listed above have been omitted since they are either not required, not applicable, or the information is otherwise included.

Exhibits: The following exhibits are filed as part of or furnished with this annual report as applicable:

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
2.01[§]	Agreement and Plan of Reorganization dated as of December 15, 2004 among Symantec Corporation, Carmel Acquisition Corp., and Veritas Software Corporation	8-K	000-17781	2.01	12/20/04	
2.02[§]	Agreement and Plan of Merger among Symantec Corporation, Atlas Merger Corp. and Altiris, Inc. dated January 26, 2007	8-K	000-17781	10.01	01/29/07	
3.01	Amended and Restated Certificate of Incorporation of Symantec Corporation	S-8	333-119872	4.01	10/21/04	
3.02	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Symantec Corporation	S-8	333-126403	4.03	07/06/05	
3.03	Certificate of Designations of Series A Junior Participating Preferred Stock of Symantec Corporation	8-K	000-17781	3.01	12/21/04	
3.04	Bylaws of Symantec Corporation	8-K	000-17781	3.01	01/23/06	
4.01	Form of Common Stock Certificate	S-3ASR	333-139230	4.07	12/11/06	
4.02	Rights Agreement, dated as of August 12, 1998, between Symantec Corporation and BankBoston, N.A., as Rights Agent, which includes as Exhibit A, the Form of Certificate of Designations of Series A Junior Participating Preferred Stock, as Exhibit B, the Form of Right Certificate, and as Exhibit C, the Summary of Rights to Purchase Preferred Shares	8-A	000-17781	4.1	08/19/98	
4.03	Indenture related to the 0.75% Convertible Senior Notes, due 2011, dated as of June 16, 2006, between Symantec Corporation and U.S. Bank National Association, as trustee (including form of 0.75% Convertible Senior Notes due 2011)	8-K	000-17781	4.01	06/16/06	
4.04	Indenture related to the 1.00% Convertible Senior Notes, due 2013, dated as of June 16, 2006, between Symantec Corporation and U.S. Bank National Association, as trustee (including form of 1.00% Convertible Senior Notes due 2013)	8-K	000-17781	4.02	06/16/06	
4.05	Registration Rights Agreement, dated as of June 16, 2006, among Symantec Corporation and Citigroup Global Markets, Inc., Morgan Stanley & Co. Incorporated and UBS Securities LLC, for themselves and the other Initial Purchasers	8-K	000-17781	4.03	06/16/06	
4.06	Form of Master Terms and Conditions For Convertible Bond Hedging Transactions between Symantec Corporation and each of Bank of America, N.A. and Citibank, N.A., respectively, dated June 9, 2006, including Exhibit and Schedule thereto	10-Q	000-17781	10.04	08/09/06	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
4.07	Form of Master Terms and Conditions For Warrants Issued by Symantec Corporation between Symantec Corporation and each of Bank of America, N.A. and Citibank, N.A., respectively, dated June 9, 2006, including Exhibit and Schedule thereto	10-Q	000-17781	10.05	08/09/06	
4.08	Credit Agreement, dated as of July 12, 2006, by and among Symantec Corporation, the lenders party thereto (the "Lenders"), JPMorgan Chase Bank, National Association, as Administrative Agent, Citicorp USA, Inc., as Syndication Agent, Bank of America, N.A., Morgan Stanley Bank and UBS Loan Finance LLC, as Co-Documentation Agents, and J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as Joint Bookrunners and Joint Lead Arrangers, and related agreements.	8-K	000-17781	10.01	12/03/07	
10.01*	Form of Indemnification Agreement with Officers and Directors, as amended (form for agreements entered into prior to January 17, 2006)	S-1	33-28655	10.17	06/21/89	
10.02*	Form of Indemnification Agreement for Officers, Directors and Key Employees	8-K	000-17781	10.01	01/23/06	
10.03*	Veritas Software Corporation 1993 Equity Incentive Plan, including form of Stock Option Agreement	10-K	000-17781	10.03	06/09/06	
10.04*	Veritas Software Corporation 1993 Directors Stock Option Plan, including form of Stock Option Agreement	10-K	000-17781	10.04	06/09/06	
10.05*	Symantec Corporation 1996 Equity Incentive Plan, as amended, including form of Stock Option Agreement and form of Restricted Stock Purchase Agreement	10-K	000-17781	10.05	06/09/06	
10.06*	Symantec Corporation Deferred Compensation Plan, as adopted November 7, 1996	10-K	000-17781	10.11	06/24/97	
10.07*	Symantec Corporation 1998 Employee Stock Purchase Plan, as amended	10-K	000-17781	10.07	06/09/06	
10.08*	Brightmail Inc. 1998 Stock Option Plan, including form of Stock Option Agreement and form of Notice of Assumption	10-K	000-17781	10.08	06/09/06	
10.09*	Altiris, Inc. 1998 Stock Option Plan	S-8	333-141986	99.01	04/10/07	
10.10*	Form of Notice of Grant of Stock Option under the Altiris, Inc. 1998 Stock Option Plan	S-8	333-141986	99.02	04/10/07	
10.11*	Symantec Corporation 2000 Director Equity Incentive Plan, as amended	10-Q	000-17781	10.01	11/05/07	
10.12*	Symantec Corporation 2001 Non- Qualified Equity Incentive Plan	10-K	000-17781	10.12	06/09/06	
10.13*	Amended and Restated Symantec Corporation 2002 Executive Officers' Stock Purchase Plan	8-K	000-17781	10.01	01/25/08	
10.14*	Veritas Software Corporation 2002 Directors Stock Option Plan, including form of Stock Option Agreement and forms of Notice of Stock Option Grant	10-K	000-17781	10.14	06/09/06	
10.15*	Altiris, Inc. 2002 Stock Plan	S-8	333-141986	99.03	04/10/07	
10.16*	Form of Stock Option Agreement under the Altiris, Inc. 2002 Stock Plan	S-8	333-141986	99.04	04/10/07	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.17*	Vontu, Inc. 2002 Stock Option/Stock Issuance Plan, as amended	S-8	333-148107	99.02	12/17/07	
10.18*	Form of Vontu, Inc. Stock Option Agreement	S-8	333-148107	99.03	12/17/07	
10.19*	Veritas Software Corporation 2003 Stock Incentive Plan, as amended and restated, including form of Stock Option Agreement, form of Stock Option Agreement for Executives and Senior VPs and form of Notice of Stock Option Assumption	10-K	000-17781	10.15	06/09/06	
10.20*	Symantec Corporation 2004 Equity Incentive Plan, as amended, including Stock Option Grant — Terms and Conditions, form of RSU Award Agreement, and form of RSU Award Agreement for Non-Employee Directors	10-K	000-17781	10.18	05/24/07	
10.21*	Altiris, Inc. 2005 Stock Plan	S-8	333-141986	99.05	04/10/07	
10.22*	Form of Incentive Stock Option Agreement under the Altiris, Inc. 2005 Stock Plan, as amended	S-8	333-141986	99.06	04/10/07	
10.23*	Offer Letter, dated February 8, 2006, from Symantec Corporation to James A. Beer	10-K	000-17781	10.17	06/09/06	
10.24*	Separation and Release Agreement dated November 5, 2007 (as amended on December 7, 2007), between Symantec Corporation and Kristof Hagerman	8-K	000-17781	10.01	12/14/07	
10.25*	Employment Agreement, dated December 15, 2004, between Symantec Corporation and Kris Hagerman, as amended	S-4/A	333-122724	10.07	05/18/05	
10.26*	Offer Letter, dated January 12, 2004, from Symantec Corporation to Thomas W. Kendra	10-Q	000-17781	10.01	02/04/05	
10.27*	Employment Agreement, dated April 11, 1999, between Symantec Corporation and John W. Thompson	10-K	000-17781	10.67	07/01/99	
10.28*	FY08 Long Term Incentive Plan	10-Q	000-17781	10.04	08/07/07	
10.29*	Form of FY08 Executive Annual Incentive Plan — Group Presidents responsible for one of Symantec's business segments	10-Q	000-17781	10.03	08/07/07	
10.30*	Form of FY08 Executive Annual Incentive Plan — Executive Officers other than Group Presidents responsible for one of Symantec's business segments	8-K	000-17781	10.02	05/07/07	
10.31*	Symantec Senior Executive Incentive Plan	10-K	000-17781	10.18	06/14/04	
10.32*	Symantec Executive Retention Plan	10-Q	000-17781	10.05	08/07/07	
10.33‡	Second Amended and Restated Symantec Online Store Agreement, by and among Symantec Corporation, Symantec Limited, Digital River, Inc. and Digital River Ireland Limited, entered into on October 19, 2006	10-Q	000-17781	10.02	02/07/07	
10.34	Amendment, dated June 20, 2007, to the Amended and Restated Agreement Respecting Certain Rights of Publicity dated as of August 31, 1990, by and between Peter Norton and Symantec Corporation	10-Q	000-17781	10.01	08/07/07	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.35	Assignment of Copyright and Other Intellectual Property Rights, by and between Peter Norton and Peter Norton Computing, Inc., dated August 31, 1990	S-4	33-35385	10.37	06/13/90	
10.36	Environmental Indemnity Agreement, dated April 23, 1999, between Veritas and Fairchild Semiconductor Corporation, included as Exhibit C to that certain Agreement of Purchase and Sale, dated March 29, 1999, between Veritas and Fairchild Semiconductor of California	S-1/A	333-83777†	10.27 Exhibit C	08/06/99	
21.01	Subsidiaries of Symantec Corporation					X
23.01	Consent of Independent Registered Public Accounting Firm					X
24.01	Power of Attorney (see Signature page to this annual report)					X
31.01	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.02	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.01††	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
32.02††	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X

§ The exhibits and schedules to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. We will furnish copies of any of the exhibits and schedules to the SEC upon request.

* Indicates a management contract, compensatory plan or arrangement.

‡ Certain portions of this exhibit have been omitted and have been filed separately with the SEC pursuant to a request for confidential treatment under Rule 24b-2 as promulgated under the Securities Exchange Act of 1934.

† Filed by Veritas Software Corporation.

†† This exhibit is being furnished, rather than filed, and shall not be deemed incorporated by reference into any filing, in accordance with Item 601 of Regulation S-K.

(c) Financial Statement Schedules: We hereby file, as part of this annual report, the schedule listed in Item 15(a)2, as set forth above.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Symantec Corporation:

We have audited the accompanying consolidated balance sheets of Symantec Corporation and subsidiaries (the Company) as of March 28, 2008 and March 30, 2007, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 28, 2008. In connection with our audits of the consolidated financial statements we have also audited the related financial statement schedule listed in Item 15. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Symantec Corporation and subsidiaries as of March 28, 2008 and March 30, 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended March 28, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective March 31, 2007, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*. Also discussed in Note 1, effective April 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 28, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 20, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Mountain View, California
May 20, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Symantec Corporation:

We have audited Symantec Corporation and subsidiaries' (the Company) internal control over financial reporting as of March 28, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 28, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Symantec Corporation and subsidiaries as of March 28, 2008 and March 30, 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 28, 2008, and our report dated May 20, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Mountain View, California
May 20, 2008

SYMANTEC CORPORATION

CONSOLIDATED BALANCE SHEETS

	March 28, 2008	March 30, 2007
	(In thousands, except par value)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,890,225	$ 2,559,034
Short-term investments	536,728	409,133
Trade accounts receivable, net	758,200	666,968
Inventories	34,138	42,183
Deferred income taxes	193,775	165,323
Other current assets	316,852	228,406
Total current assets	3,729,918	4,071,047
Property and equipment, net	1,001,750	1,092,240
Acquired product rights, net	648,950	909,878
Other intangible assets, net	1,243,524	1,245,638
Goodwill	11,207,357	10,340,348
Investment in joint venture	150,000	—
Other long-term assets	55,291	63,987
Long-term deferred income taxes	55,304	27,732
Total assets	$18,092,094	$17,750,870
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 169,631	$ 149,131
Accrued compensation and benefits	431,345	307,824
Current deferred revenue	2,661,515	2,387,733
Other current liabilities	264,832	234,915
Income taxes payable	72,263	238,486
Short-term borrowing	200,000	—
Total current liabilities	3,799,586	3,318,089
Convertible senior notes	2,100,000	2,100,000
Long-term deferred revenue	415,054	366,050
Long-term deferred tax liabilities	219,341	343,848
Long-term income taxes payable	478,743	—
Other long-term obligations	106,187	21,370
Total liabilities	7,118,911	6,149,357
Commitments and contingencies		
Stockholders' equity:		
Preferred stock (par value: $0.01, 1,000 shares authorized; none issued and outstanding)	—	—
Common stock (par value: $0.01, 3,000,000 shares authorized; 1,223,038 and 1,283,113 shares issued at March 28, 2008 and March 30, 2007; 839,387 and 899,417 shares outstanding at March 28, 2008 and March 30, 2007)	8,393	8,994
Capital in excess of par value	9,139,084	10,061,144
Accumulated other comprehensive income	159,792	182,933
Retained earnings	1,665,914	1,348,442
Total stockholders' equity	10,973,183	11,601,513
Total liabilities and stockholders' equity	$18,092,094	$17,750,870

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

SYMANTEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended		
	March 28, 2008	March 30, 2007	March 31, 2006
	(In thousands, except net income per share)		
Net revenues:			
Content, subscriptions, and maintenance	$4,561,566	$3,917,572	$2,873,211
Licenses	1,312,853	1,281,794	1,270,181
Total net revenues	5,874,419	5,199,366	4,143,392
Cost of revenues:			
Content, subscriptions, and maintenance	826,339	823,525	621,636
Licenses	44,664	49,968	45,943
Amortization of acquired product rights	349,327	342,333	314,290
Total cost of revenues	1,220,330	1,215,826	981,869
Gross profit	4,654,089	3,983,540	3,161,523
Operating expenses:			
Sales and marketing	2,415,264	2,007,651	1,499,904
Research and development	895,242	866,882	682,125
General and administrative	347,642	316,783	228,563
Amortization of other purchased intangible assets	225,131	201,502	148,822
Acquired in-process research and development	—	—	285,100
Restructuring	73,914	70,236	24,918
Integration	—	744	15,926
Loss on sale of a business	94,616	—	—
Patent settlement	—	—	2,200
Total operating expenses	4,051,809	3,463,798	2,887,558
Operating income	602,280	519,742	273,965
Interest income	76,896	122,043	108,404
Interest expense	(29,480)	(27,233)	(17,996)
Settlements of litigation, net	58,500	—	—
Other income (expense), net	4,327	17,070	(1,650)
Income before income taxes	712,523	631,622	362,723
Provision for income taxes	248,673	227,242	205,871
Net income	$ 463,850	$ 404,380	$ 156,852
Earnings per share — basic	$ 0.53	$ 0.42	$ 0.16
Earnings per share — diluted	$ 0.52	$ 0.41	$ 0.15
Shares used to compute earnings per share — basic	867,562	960,575	998,733
Shares used to compute earnings per share — diluted	884,136	983,261	1,025,856

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

SYMANTEC CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME AS OF MARCH 28, 2008, MARCH 30, 2007 AND MARCH 31, 2006

	Common Stock		Capital in Excess of Par Value	Accumulated Other Comprehensive Income	Deferred Stock-Based Compensation	Retained Earnings	Total Stockholders' Equity
	Shares	Amount					
				(In thousands)			
Balances, April 2, 2005	710,522	$ 7,105	$ 2,412,947	$191,938	$(21,070)	$1,114,533	$ 3,705,453
Components of comprehensive income:							
Net income	—	—	—	—	—	156,852	156,852
Change in unrealized gain (loss) on available-for-sale securities, net of tax	—	—	—	(4,264)	—	—	(4,264)
Translation adjustment, net of tax of $16,641	—	—	—	(40,864)	—	—	(40,864)
Total comprehensive income							111,724
Issuance of common stock under employee stock plans	21,010	210	217,248	—	—	—	217,458
Repurchases of common stock	(173,666)	(1,737)	(3,483,200)	—	—	(143,228)	(3,628,165)
Grant of restricted stock units	—	—	3,388	—	(3,388)	—	—
Stock issued for acquisition of Veritas	483,119	4,831	12,493,505	—	—	—	12,498,336
Fair value of assumed Veritas stock options and restricted stock	—	—	698,514	—	(63,092)	—	635,422
Amortization of deferred stock-based compensation, net of actual forfeitures	—	—	—	—	37,712	—	37,712
Reduction of deferred stock-based compensation due to stock option and restricted stock unit cancellations	(100)	—	(6,243)	—	6,243	—	—
Other stock transactions	—	—	386	—	—	—	386
Income tax benefit from employee stock transactions	—	—	90,145	—	—	—	90,145
Balances, March 31, 2006	1,040,885	10,409	12,426,690	146,810	(43,595)	1,128,157	13,668,471
Cumulative effect of adjustments from the adoption of SAB No. 108, net of taxes	—	—	—	—	—	(33,788)	(33,788)
Adjusted balances, March 31, 2006	1,040,885	10,409	12,426,690	146,810	(43,595)	1,094,369	13,634,683
Components of comprehensive income:							
Net income	—	—	—	—	—	404,380	404,380
Change in unrealized gain (loss) on available-for-sale securities, net of tax	—	—	—	4,093	—	—	4,093
Translation adjustment, net of tax of $14,783	—	—	—	32,030	—	—	32,030
Total comprehensive income							440,503
Reversal of deferred compensation due to SFAS No. 123R	—	—	(43,595)	—	43,595	—	—
Issuance of common stock under employee stock plans	20,172	201	221,890	—	—	—	222,091
Repurchases of common stock	(161,704)	(1,617)	(2,694,388)	—	—	(150,307)	(2,846,312)
Restricted stock units released, net of taxes	64	1	(699)	—	—	—	(698)
Stock-based compensation, net of estimated forfeitures	—	—	152,272	—	—	—	152,272
Issuance of warrants	—	—	326,102	—	—	—	326,102
Purchase of bond hedge, net of tax	—	—	(359,546)	—	—	—	(359,546)
Income tax benefit from employee stock transactions	—	—	32,418	—	—	—	32,418
Balances, March 30, 2007	899,417	8,994	10,061,144	182,933	—	1,348,442	11,601,513
Components of comprehensive income:							
Net income	—	—	—	—	—	463,850	463,850
Change in unrealized gain (loss) on available-for-sale securities, net of tax	—	—	—	278	—	—	278
Translation adjustment, net of tax of $15,818	—	—	—	(23,419)	—	—	(23,419)
Total comprehensive income							440,709
Issuance of common stock under employee stock plans	20,299	202	223,276	—	—	—	223,478
Repurchases of common stock	(80,939)	(809)	(1,347,491)	—	—	(151,696)	(1,499,996)
Restricted stock units released, net of taxes	593	6	(4,144)	—	—	—	(4,138)
Stock-based compensation, net of estimated forfeitures	—	—	156,704	—	—	—	156,704
Acquisition PPA adjustment for options	—	—	31,522	—	—	—	31,522
Director Retainer Fee — Stock Portion	17	—	300	—	—	—	300
Income tax benefit from employee stock transactions	—	—	17,773	—	—	—	17,773
Cumulative effect of adjustments from the adoption of FIN 48, net of taxes	—	—	—	—	—	5,318	5,318
Balances, March 28, 2008	839,387	$ 8,393	$ 9,139,084	$159,792	$ —	$1,665,914	$10,973,183

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

SYMANTEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended		
	March 28, 2008	March 30, 2007	March 31, 2006
		(In thousands)	
OPERATING ACTIVITIES:			
Net income	$ 463,850	$ 404,380	$ 156,852
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	824,109	811,443	639,816
Stock-based compensation expense	163,695	153,880	38,401
Impairment of equity investments	1,000	2,841	4,273
Write-down of assets	1,200	—	285,100
Deferred income taxes	(180,215)	11,173	(202,677)
Income tax benefit from the exercise of stock options	29,443	43,118	90,145
Excess income tax benefit from the exercise of stock options	(26,151)	(25,539)	—
Loss on sale of a business	94,616	—	—
Loss (gain) on sale of property and equipment	2,847	(19,937)	—
Net (gain) on settlements of litigation	(58,500)	—	—
Other	(894)	912	120
Net change in assets and liabilities, excluding effects of acquisitions:			
Trade accounts receivable, net	(7,002)	33,714	(87,434)
Inventories	10,791	10,324	(29,828)
Accounts payable	667	(25,623)	40,168
Accrued compensation and benefits	97,133	23,169	(22,229)
Deferred revenue	126,716	399,517	683,226
Income taxes payable	196,567	(181,926)	(25,997)
Other assets	81,115	(23,332)	(18,471)
Other liabilities	(2,334)	48,121	(14,569)
Net cash provided by operating activities	1,818,653	1,666,235	1,536,896
INVESTING ACTIVITIES:			
Purchase of property and equipment	(273,807)	(419,749)	(267,217)
Proceeds from sale of property and equipment	104,715	121,464	—
Purchase of intangible assets	—	(13,300)	(7,204)
Proceeds from sales of intangible assets	—	—	1,000
Cash acquired in (payments for) for business acquisitions, net of cash and cash equivalents acquired	(1,162,455)	(33,373)	540,604
Investment in Joint Venture	(150,000)	—	—
Purchase of equity investments	—	—	(2,694)
Proceeds from sales of equity investments	—	—	1,500
Purchases of available-for-sale securities	(1,233,954)	(226,905)	(1,729,922)
Proceeds from sales of available-for-sale securities	1,189,283	349,408	5,083,538
Net cash (used in) provided by investing activities	(1,526,218)	(222,455)	3,619,605
FINANCING ACTIVITIES:			
Sale of common stock warrants	—	326,102	—
Repurchase of common stock	(1,499,995)	(2,846,312)	(3,628,165)
Net proceeds from sales of common stock under employee stock benefit plans	224,152	230,295	209,563
Proceeds from debt issuance	—	2,067,299	—
Purchase of bond hedge	—	(592,490)	—
Proceeds from short-term borrowing	200,000	—	—
Excess income tax benefit from the exercise of stock options	26,151	25,539	—
Repayment of other long-term liability	(11,724)	(520,000)	(491,462)
Tax payments related to restricted stock issuance	(4,137)	—	—
Net cash used in financing activities	(1,065,553)	(1,309,567)	(3,910,064)
Effect of exchange rate fluctuations on cash and cash equivalents	104,309	109,199	(22,248)
(Decrease) increase in cash and cash equivalents	(668,809)	243,412	1,224,189
Beginning cash and cash equivalents	2,559,034	2,315,622	1,091,433
Ending cash and cash equivalents	$ 1,890,225	$ 2,559,034	2,315,622
Supplemental schedule of non-cash transactions:			
Fair value of options assumed, restricted stock awards and restricted stock units in connection with acquisitions	$ 35,054	$ —	13,196,850
Supplemental cash flow disclosures:			
Income taxes paid (net of refunds) during the year	$ 181,089	$ 384,771	339,081
Interest expense paid during the year	$ 22,659	$ 10,108	1,748

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

SYMANTEC CORPORATION

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Business

Symantec Corporation ("we," "us," and "our" refer to Symantec Corporation and all of its subsidiaries) is a global leader in providing security, storage and systems management solutions to help businesses and consumers secure and manage their information. We provide customers worldwide with software and services that protect, manage and control information risks related to security, data protection, storage, compliance, and systems management. We help our customers manage cost, complexity and compliance by protecting their IT infrastructure as they seek to maximize value from their IT investments.

Principles of Consolidation

The accompanying consolidated financial statements of Symantec Corporation and its wholly-owned subsidiaries are prepared in conformity with generally accepted accounting principles in the United States. All significant intercompany accounts and transactions have been eliminated.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current presentation. As of March 30, 2007, we had $16 million of deferred compensation plan assets that were reclassified from Short term investments to Other current assets.

Business Combinations

In fiscal 2008, we acquired Altiris Inc, a publicly-held company, and two privately-held companies. In fiscal 2007, we acquired two privately-held companies. Each of these was accounted for using the purchase method of accounting under SFAS No. 141 *Business Combinations*. Each acquired company's operating results are included in the Company's consolidated financial statements since the date of acquisition. The purchase price is allocated to tangible and identifiable intangible assets acquired and liabilities assumed as of the date of acquisition. Goodwill is recognized for the remaining unallocated purchase price.

Amounts allocated to assets are based upon fair values. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Management makes estimates of fair value based upon assumptions believed to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Other separately identifiable intangible assets generally include acquired product rights, developed technology, customer lists and tradenames. The Company did not assume in-process research and development ("IPR&D") in the fiscal years 2008 and 2007. Other intangible assets are amortized over their estimated useful lives using a straight-line method. Amortization for acquired product rights is recognized in "Cost of revenues." Amortization for customer lists and tradenames is recognized in "Operating expenses."

Amounts allocated to liabilities assumed are based upon present values of amounts to be paid determined at current market rates. The Company estimates the fair value of deferred revenue related to product support assumed in connection with acquisitions. The estimated fair value of deferred revenue is determined by estimating the costs related to fulfilling the obligations plus a normal profit margin. The estimated costs to fulfill the support contracts are based on the historical direct costs related to providing the support.

For any given acquisition, we may identify certain pre-acquisition contingencies. If the contingency is probable and can be reasonably estimated within the purchase price allocation period, generally within one year after acquisition, an adjustment is recorded to goodwill. If the contingency is not probable or cannot be reasonably estimated at the end of the purchase price allocation period, the adjustment is recorded in operating results in the period in which the adjustment is determined.

Fiscal Years

We have a 52/53-week fiscal year ending on the Friday closest to March 31. Unless otherwise stated, references to years in this report relate to fiscal years rather than calendar years.

Fiscal Year	Ended	Weeks
2008	March 28, 2008	52
2007	March 30, 2007	52
2006	March 31, 2006	52

The fiscal year ending April 3, 2009 will comprise 53 weeks of operations.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are based upon historical factors, current circumstances and the experience and judgment of management. Management evaluates its assumptions and estimates on an ongoing basis and may engage outside subject matter experts to assist in its valuations. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include those related to the allocation of revenues between recognized and deferred amounts, carrying values of goodwill, intangible assets and long-lived assets, valuation of stock-based compensation, and the valuation allowance for deferred income taxes.

Foreign Currency Translation

The functional currency of our foreign subsidiaries is generally the local currency. Assets and liabilities denominated in foreign currencies are translated using the exchange rate on the balance sheet dates. Revenues and expenses are translated using monthly average exchange rates prevailing during the year. The translation adjustments resulting from this process are included as a component of Stockholders' equity in Accumulated other comprehensive income. Foreign currency transaction gains and losses are included in Other income (expense), net, in the Consolidated Statements of Income. Deferred tax assets (liabilities) are established on the cumulative translation adjustment attributable to unremitted foreign earnings that are not intended to be indefinitely reinvested.

Revenue Recognition

We market and distribute our software products both as stand-alone software products and as integrated product suites. We recognize revenue when the following conditions have been met:

- Persuasive evidence of an arrangement exists
- Delivery has occurred or services have been rendered
- Collection of a fixed or determinable amount is considered probable

If we determine that any one of the three criteria is not met, we will defer recognition of revenue until all the criteria are met.

We derive revenue primarily from sales of content, subscriptions, and maintenance and licenses. We present revenue net of sales taxes and any similar assessments.

Content, subscriptions, and maintenance revenue includes arrangements for software maintenance and technical support for our products, content and subscription services primarily related to our security products, revenue from arrangements where vendor-specific objective evidence, or VSOE, of the fair value of undelivered elements does not exist, and arrangements for managed security services. These arrangements are generally offered to our customers over a specified period of time, and we recognize the related revenue ratably over the maintenance, subscription, or service period.

Content, subscriptions, and maintenance revenue also includes professional services revenue, which consists primarily of the fees we earn related to consulting and educational services. We generally recognize revenue from professional services as the services are performed or upon written acceptance from customers, if applicable, assuming all other conditions for revenue recognition noted above have been met.

License revenue is derived primarily from the licensing of our various products and technology. We generally recognize license revenue upon delivery of the product, assuming all other conditions for revenue recognition noted above have been met.

We enter into perpetual software license agreements through direct sales to customers and indirect sales with distributors and resellers. The license agreements generally include product maintenance agreements, for which the related revenue is included with Content, subscriptions, and maintenance and is deferred and recognized ratably over the period of the agreements.

In arrangements that include multiple elements, including perpetual software licenses and maintenance and/or services and packaged products with content updates, we allocate and defer revenue for the undelivered items based on VSOE of fair value of the undelivered elements, and recognize the difference between the total arrangement fee and the amount deferred for the undelivered items as license revenue. VSOE of each element is based on the price for which the undelivered element is sold separately. We determine fair value of the undelivered elements based on historical evidence of our stand-alone sales of these elements to third parties or from the stated renewal rate for the undelivered elements. When VSOE does not exist for undelivered items such as maintenance, the entire arrangement fee is recognized ratably over the performance period. Our deferred revenue consists primarily of the unamortized balance of enterprise product maintenance, consumer product content update subscriptions, and arrangements where VSOE does not exist.

Indirect channel sales

For our Consumer Products segment, we sell packaged software products through a multi-tiered distribution channel. We also sell electronic download and packaged products via the Internet. We separately sell annual content update subscriptions directly to end-users primarily via the Internet. For our consumer products that include content updates, we recognize revenue for these products ratably over the term of the subscription upon sell-through to end-users. For most other consumer products, we recognize package product revenue on distributor and reseller channel inventory that is not in excess of specified inventory levels in these channels. We offer the right of return of our products under various policies and programs with our distributors, resellers, and end-user customers. We estimate and record reserves for product returns as an offset to revenue. We fully reserve for obsolete products in the distribution channel as an offset to deferred revenue.

For our Security and Compliance and Storage and Server Management segments, we generally recognize revenue from the licensing of software products through our indirect sales channel upon sell-through or with evidence of an end-user. For licensing of our software to OEMs, royalty revenue is recognized when the OEM reports the sale of the software products to an end-user, generally on a quarterly basis. In addition to license royalties, some OEMs pay an annual flat fee and/or support royalties for the right to sell maintenance and technical support to the end-user. We recognize revenue from OEM support royalties and fees ratably over the term of the support agreement.

We offer channel and end-user rebates for our products. Our estimated reserves for channel volume incentive rebates are based on distributors' and resellers' actual performance against the terms and conditions of volume incentive rebate programs, which are typically entered into quarterly. Our reserves for end-user rebates are estimated based on the terms and conditions of the promotional program, actual sales during the promotion, amount of actual redemptions received, historical redemption trends by product and by type of promotional program, and the value of the rebate. We estimate and record reserves for channel and end-user rebates as an offset to revenue. For consumer products that include content updates, rebates are recorded as a ratable offset to revenue over the term of the subscription.

Cash Equivalents and Short-Term Investments

We classify our cash equivalents and short-term investments in accordance with Statement of Financial Accounting Standards, or SFAS, No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* We consider investments in instruments purchased with an original maturity of 90 days or less to be cash equivalents. Our short-term investments consist of marketable debt or equity securities with original maturities in excess of 90 days and are classified as available-for-sale. Our cash equivalents and short-term investment portfolios consist primarily of money market funds, commercial paper, and other investments. Our short-term investments do not include equity investments in privately held companies. Our short-term investments are reported at fair value with unrealized gains and losses, net of tax, included in Accumulated other comprehensive income within Stockholders' equity in the Consolidated Balance Sheets. The amortization of premiums and discounts on the investments, realized gains and losses, and declines in value judged to be other-than-temporary on available-for-sale securities are included in Other income (expense), net in the Consolidated Statements of Income. We use the specific identification method to determine cost in calculating realized gains and losses upon sale of short-term investments.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and are not interest bearing. We maintain an allowance for doubtful accounts to reserve for potentially uncollectible trade receivables. Additions to the allowance for doubtful accounts are recorded as General and administrative expenses. We review our trade receivables by aging category to identify specific customers with known disputes or collectibility issues. In addition, we maintain an allowance for all other receivables not included in the specific reserve by applying specific percentages of projected uncollectible receivables to the various aging categories. In determining these percentages, we analyze our historical collection experience and current economic trends. We exercise judgment when determining the adequacy of these reserves as we evaluate historical bad debt trends, general economic conditions in the U.S. and internationally, and changes in customer financial conditions. We also offset deferred revenue against accounts receivable when channel inventories are in excess of specified levels and for transactions where collection of a receivable is not considered probable.

Equity Investments

We have equity investments in privately held companies for business and strategic purposes. We account for non-marketable equity securities and other investments under the cost method or, if we have the ability to exert significant influence over the investee, utilizing the equity method. Cost method investments are included in Other long-term assets in the Consolidated Balance Sheets. Under the cost method, the investment is recorded at its initial cost and is periodically evaluated for impairment. During our review for impairment, we examine the investees' actual and forecasted operating results, financial position, and liquidity, as well as business/industry factors in assessing whether a decline in value of an equity investment has occurred that is other-than-temporary. When such a decline in value is identified, the fair value of the equity investment is estimated based on the preceding factors and an impairment loss is recognized in Other income (expense), net in the Consolidated Statements of Income. In fiscal 2008, 2007, and 2006, we recognized impairment losses on our cost method equity investments of $1 million, $3 million, and $4 million, respectively. We account for the Huawei-Symantec joint venture under the equity method. This investment is included in Investment in joint venture in the Consolidated Balance Sheets. Under the equity method, we record our proportionate share of the joint venture's net income or loss, based on the quarterly financial statements of the joint venture. See Note 5 for further details.

Each quarter, we assess our compliance with accounting guidance, including the provisions of Financial Accounting Standards Board Interpretation No. 46R, or FIN 46R, *Consolidation of Variable Interest Entities — An Interpretation of ARB No. 51.* Under FIN 46R, we must consolidate a variable interest entity if we have a variable interest (or combination of variable interests) in the entity that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. Currently, our equity investments are not subject to consolidation under FIN 46R.

Derivative Financial Instruments

We utilize hedging to mitigate our foreign currency exposures, and we manage certain residual exposures through the use of one-month forward foreign exchange contracts. We enter into forward foreign exchange contracts with high-quality financial institutions primarily to minimize currency exchange risks associated with certain balance sheet positions denominated in foreign currencies. We do not utilize derivative instruments for trading or speculative purposes. Gains and losses on the contracts are included in Other income (expense), net in the Consolidated Statements of Income in the period that gains and losses on the underlying maturing forward transactions are recognized. The gains and losses on the contracts generally offset the gains and losses on the underlying transactions. Changes in the fair value of forward foreign exchange contracts are included in earnings. We do not hedge our foreign currency translation risk.

Inventories

Inventories are valued at the lower of cost or market. Cost is principally determined using the first-in, first-out method. Inventory predominantly consists of finished goods as well as deferred costs of revenue. Deferred costs of revenue were $32 million at March 28, 2008 and $40 million at March 30, 2007, of which $22 million and $27 million, respectively, are related to consumer products that include content updates and will be recognized ratably over the term of the subscription.

Property and Equipment

Property, equipment, and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the estimated useful lives of the respective assets as follows:

- Computer hardware and software — two to five years
- Office furniture and equipment — three to five years
- Leasehold improvements — the shorter of the lease term or seven years
- Buildings — twenty-five to thirty years

Acquired Product Rights

Acquired product rights are comprised of purchased product rights, technologies, databases, patents, and contracts from acquired companies. Acquired product rights are stated at cost less accumulated amortization. Amortization of acquired product rights is provided on a straight-line basis over the estimated useful lives of the respective assets, generally one to eight years, and is included in Cost of revenues in the Consolidated Statements of Income.

On an annual basis, we evaluate acquired product rights for impairment by comparing the carrying value of the assets to the net realizable value of the assets, in accordance with SFAS No. 86. To determine the net realizable value of the assets, we use the estimated future gross revenues from each product. Our estimated future gross revenues of each product are based on company forecasts and are subject to change. As of March 28, 2008 and March 30, 2007, we recorded no impairment associated with this analysis.

Goodwill and Other Intangible Assets

We account for goodwill and other intangible assets in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 requires that goodwill and identifiable intangible assets with indefinite useful lives be tested for impairment at least annually, or more frequently if events and circumstances warrant. We evaluate goodwill for impairment by comparing the fair value of each of our reporting units, which are the same as our operating segments, to its carrying value, including the goodwill allocated to that reporting unit. To determine the reporting units' fair values in the current year evaluation, we used the income approach under which we calculated the fair value of each reporting unit based on the estimated discounted future cash flows of that unit. Our cash flow assumptions are based on historical and forecasted revenue, operating costs, and other relevant factors. SFAS No. 142 also requires that intangible assets with finite useful lives be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.*

Long-Lived Assets

We account for long-lived assets in accordance with SFAS No. 144, which requires that long-lived and intangible assets subject to amortization, including Property and equipment, net, and Other intangible assets, net, be evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We would recognize an impairment loss if the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Such impairment loss would be measured as the difference between the carrying amount of the asset and its fair value, which would be estimated based on the discounted cash flows expected to be generated by the asset. Assets to be disposed of would be separately presented in the Consolidated Balance Sheets, reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The disposal group classified as held for sale would be presented in the Other current assets account on the Consolidated Balance Sheets.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*. The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating loss and tax credit carryforwards in each jurisdiction in which we operate. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

We are required to compute our income taxes in each federal, state, and international jurisdiction in which we operate. This process requires that we estimate the current tax exposure as well as assess temporary differences between the accounting and tax treatment of assets and liabilities, including items such as accruals and allowances not currently deductible for tax purposes. The income tax effects of the differences we identify are classified as current or long-term deferred tax assets and liabilities in our Consolidated Balance Sheets. Our judgments, assumptions, and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws, and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax laws or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our Consolidated Balance Sheets and Consolidated Statements of Income. We must also assess the likelihood that deferred tax assets will be realized from future taxable income and, based on this assessment, establish a valuation allowance, if required. Our determination of our valuation allowance is based upon a number of assumptions, judgments, and estimates, including forecasted earnings, future taxable income, and the relative proportions of revenue and income before taxes in the various domestic and international jurisdictions in which we operate. To the extent we establish a valuation allowance or change the valuation allowance in a period, we reflect the change with a corresponding increase or decrease to our tax provision in our Consolidated Statements of Income, or to goodwill to the extent that the valuation allowance related to tax attributes of the acquired entities.

We adopted the provisions of FASB Interpretation No. 48, or FIN 48, *Accounting for Uncertainty in Income Taxes,* effective March 31, 2007. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

FIN 48 prescribes a two-step process to determine the amount of tax benefit to be recognized. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires us to determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Earnings Per Share

Earnings per share — basic and diluted are presented in conformity with SFAS No. 128, *Earnings per Share,* for all periods presented. Earnings per share — basic is computed using the weighted-average number of common shares outstanding during the periods. Earnings per share — diluted is computed using the weighted-average number of common shares outstanding and potentially dilutive common shares outstanding during the periods. Potentially dilutive common shares include the assumed exercise of stock options using the treasury stock method, the dilutive impact of restricted stock, restricted stock units, and warrants using the treasury stock method, and conversion of debt, if dilutive, in the period.

Stock-Based Compensation

Prior to April 1, 2006, we accounted for stock-based compensation awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion, or APB, No. 25, *Accounting for Stock Issued to Employees,* and to non-employees using the fair value method in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation.* In addition, we applied applicable provisions of FIN 44, *Accounting for Certain Transactions Involving Stock Compensation,* an interpretation of APB No. 25.

Effective April 1, 2006, we adopted the provisions of SFAS No. 123R, *Share-Based Payment,* which replaced SFAS No. 123 and superseded APB No. 25 and related interpretations. Under SFAS No. 123R, we must measure the fair value of all stock-based awards, including stock options, restricted stock units, and employee stock purchase plan purchase rights, on the date of grant and amortize the fair value of the award as compensation expense over the requisite service period. We elected the modified prospective application method, under which prior periods are not revised for comparative purposes. The valuation provisions of SFAS No. 123R apply to new awards and to awards outstanding as of the effective date that are subsequently modified. For stock-based awards granted on or after April 1, 2006, we recognize stock-based compensation expense on a straight-line basis over the requisite service period, which is generally the vesting period. We recognize estimated compensation expense for stock-based awards that were outstanding and unvested as of the effective date on a straight-line basis over the remaining service period under the pro forma provisions of SFAS No. 123.

Prior to the adoption of SFAS No. 123R, we presented all tax benefits for deductions related to stock options as operating cash flows in our Consolidated Statements of Cash Flows. SFAS No. 123R requires cash flows resulting from the tax benefits for tax deductions, in excess of the compensation expense recorded for exercised options, to be classified as financing cash flows. Accordingly, we classified $26 million in both years for such excess tax benefits as financing cash flows rather than operating cash flows in our Consolidated Statement of Cash Flows for the fiscal years ended March 28, 2008 and March 30, 2007, respectively.

Pursuant to the income tax guidance included in SFAS No. 123R, we have elected the regular method of computing the pool of excess tax benefits, or APIC pool.

Concentrations of Credit Risk

A significant portion of our revenues and net income is derived from international sales and independent agents and distributors. Fluctuations of the U.S. dollar against foreign currencies, changes in local regulatory or economic conditions, piracy, or nonperformance by independent agents or distributors could adversely affect operating results.

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, trade accounts receivable, and forward foreign exchange contracts. Our investment portfolio is diversified and consists of investment grade securities. Our investment policy limits the amount of credit risk exposure to any one issuer and in any one country. We are exposed to credit risks in the event of default by the issuers to the extent of the amount recorded in the Consolidated Balance Sheets. The credit risk in our trade accounts receivable is substantially mitigated by our credit evaluation process, reasonably short collection terms, and the geographical dispersion of sales transactions. We maintain reserves for potential credit losses and such losses have been within management's expectations.

Legal Expenses

Prior to October 1, 2006, we recognized a liability for cases where we are the defendant for estimated external legal costs to be incurred during the next fiscal quarter. Effective October 1, 2006, we changed our policy related to legal costs from one generally accepted method of accounting to another generally accepted method of accounting. Under our new policy, we will no longer recognize a liability for external legal costs related to future periods. Instead, we will expense such amounts in the period incurred. We believe that this new policy is preferable because the costs and administrative burden involved in estimating future legal expenses outweigh the benefits. Further, we believe that this new method more accurately aligns the expense with the accounting period in which it is incurred. We will continue to accrue amounts related to external legal costs that are incurred during the period and to accrue losses in the period in which a loss is probable and estimable. The impact of this change in accounting method is not material for all prior periods presented, and, therefore, prior periods have not been revised to reflect this change.

Accumulated Other Comprehensive Income

We report comprehensive income or loss in accordance with the provisions of SFAS No. 130, *Reporting Comprehensive Income,* which establishes standards for reporting comprehensive income and its components in the financial statements. The components of other comprehensive income consist of unrealized gains and losses on available-for-sale securities, net of tax, and foreign currency translation adjustments, net of tax. Unrealized losses on our available-for-sale securities were $3 million and $2 million as of March 28, 2008 and March 30, 2007, respectively. Comprehensive income is presented in the accompanying Consolidated Statements of Stockholders' Equity and Comprehensive Income.

Newly Adopted and Recently Issued Accounting Pronouncements

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles.* SFAS No. 162 defines the order in which accounting principles that are generally accepted should be followed. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board ("PCAOB") amendments to AU Section 411, *The Meaning of* Present Fairly in Conformity with Generally Accepted Accounting Principles. We do not expect the adoption of SFAS No. 162 to have a material impact on our consolidated financial statements.

In April 2008, the FASB finalized Staff Position ("FSP") No. 142-3, *Determination of the Useful Life of Intangible Assets.* The position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement of Financial Accounting Standard ("SFAS") No. 142, *Goodwill and Other Intangible Assets.* The position applies to intangible assets that are acquired individually or with a group of other assets and both intangible assets acquired in business combinations and asset acquisitions. FSP 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We are currently evaluating the impact of the pending adoption of FSP 142-3 on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133.* SFAS No. 161 requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. We are currently evaluating the impact of the pending adoption of SFAS No. 161 on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.* The standard changes the accounting for noncontrolling (minority) interests in consolidated financial statements including the requirements to classify noncontrolling interests as a component of consolidated stockholders' equity, to identify earnings attributable to noncontrolling interests reported as part of consolidated earnings, and to measure gain or loss on the deconsolidated subsidiary using fair value of noncontrolling equity investment. Additionally, SFAS No. 160 revises the accounting for both increases and decreases in a parent's controlling ownership interest. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. We do not expect the adoption of SFAS No. 160 to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised "R"), *Business Combinations.* This standard changes the accounting for business combinations by requiring that an acquiring entity measures and recognizes identifiable assets acquired and liabilities assumed at the acquisition date fair value with limited exceptions. The changes include the treatment of acquisition related transaction costs, the valuation of any noncontrolling interest at acquisition date fair value, the recording of acquired contingent liabilities at acquisition date fair value and the subsequent re-measurement of such liabilities after acquisition date, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals subsequent to acquisition date, and the recognition of changes in the acquirer's income tax valuation allowance. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. We are currently evaluating the impact of the pending adoption of SFAS No. 141(R) on our consolidated financial statements. The accounting treatment related to pre-acquisition uncertain tax positions will change when SFAS No. 141(R) becomes effective, which will be in first quarter of our fiscal year 2010. At such time, any changes to the recognition or measurement of uncertain tax positions related to pre-acquisition periods will be recorded through income tax expense, where currently the accounting treatment would require any adjustment to be recognized through the purchase price. See Note 17 for further details.

In August 2007, the FASB issued proposed FASB "FSP" No. APB 14-a, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)*. The proposed FSP would require the issuer of convertible debt instruments with cash settlement features to separately account for the liability and equity components of the instrument. The debt would be recognized at the present value of its cash flows discounted using the issuer's nonconvertible debt borrowing rate at the time of issuance. The equity component would be recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. The proposed FSP would also require an accretion of the resultant debt discount over the expected life of the debt. The proposed transition guidance requires retrospective application to all periods presented, and does not grandfather existing instruments. In March 2008, the FASB approved moving the proposed FSP to final guidance. The final guidance will be effective for fiscal years beginning after December 15, 2008, and interim periods within those years. Entities will be required to apply guidance retrospectively for all periods presented. If the FSP is issued as proposed, we expect the increase in non-cash interest expense recognized on our consolidated financial statements to be significant.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of SFAS No. 115*. SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value and requires unrealized gains and losses on items for which the fair value option has been elected to be reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently in the process of evaluating the impact of SFAS No. 159 on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FSP No. FAS 157-1, Application of SFAS No. 157 to SFAS No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under SFAS No. 13 and FSP No. FAS 157-2, Effective Date of SFAS No. 157. Collectively, the Staff Positions defer the effective date of SFAS No. 157 to fiscal years beginning after December 15, 2008, for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of SFAS 157. We are currently evaluating the impact of the pending adoption of SFAS 157 on our consolidated financial statements.

In September 2006, the FASB issued Emerging Issues Task Force ("EITF") Issue No. 06-1, *Accounting for Consideration Given by a Service Provider to a Manufacturer or Reseller of Equipment Necessary for an End-Customer to Receive Service from the Service Provider*. EITF Issue No. 06-1 requires that we provide disclosures regarding the nature of arrangements in which we provide consideration to manufacturers or resellers of equipment necessary for an end-customer to receive service from us, including the amounts recognized in the Consolidated Statements of Income. EITF Issue No. 06-1 is effective for fiscal years beginning after June 15, 2007. We do not expect the adoption of EITF Issue No. 06-1 to have a material impact on our consolidated financial statements.

Note 2. Consolidated Balance Sheet Information

	March 28, 2008	March 30, 2007
	(In thousands)	
Trade accounts receivable, net:		
Receivables	$ 781,514	$ 687,580
Less: allowance for doubtful accounts	(8,915)	(8,391)
Less: reserve for product returns	(14,399)	(12,221)
Trade accounts receivable, net:	$ 758,200	$ 666,968
Property and equipment, net:		
Computer hardware and software	$ 925,156	$ 842,691
Office furniture and equipment	292,306	282,838
Buildings	492,857	533,319
Leasehold improvements	276,116	237,843
	1,986,435	1,896,691
Less: accumulated depreciation and amortization	(1,079,468)	(917,357)
	906,967	979,334
Land	94,783	112,906
Property and equipment, net:	$ 1,001,750	$1,092,240

Note 3. Sales and Marketing Expense

Technical support costs

Technical support costs relate to the cost of providing self-help online services, chat, and email support. Technical support costs included in Sales and marketing in the Consolidated Statements of Income for fiscal 2008, 2007, and 2006 were $61 million, $18 million, and $24 million, respectively.

Advertising costs

Advertising costs are charged to operations as incurred and include electronic and print advertising, trade shows, collateral production, and all forms of direct marketing. Starting in January 2007, certain advertising contracts contain placement fee arrangements with escalation clauses which are expensed on an estimated average cost basis over the term of the arrangement. The difference between the actual placement fee paid and the estimated average placement fee cost is included in Other long-term liabilities on the Consolidated Balance Sheets for fiscal 2008 and 2007, which were $71 million and $14 million, respectively. Advertising costs included in Sales and marketing in the Consolidated Statements of Income for fiscal 2008, 2007, and 2006 were $555 million, $382 million, and $253 million, respectively.

Note 4. Acquisitions

Altiris Purchase

On April 6, 2007, we completed the acquisition of Altiris Inc., a leading provider of information technology management software that enables businesses to easily manage and service network-based endpoints. In exchange for all of the voting equity interests of Altiris, we paid the following (in thousands):

Acquisition of common stock outstanding	$ 989,863
Fair value of stock options assumed	16,847
Fair value of restricted stock awards	4,839
Acquisition related transaction costs	4,348
Restructuring costs	22,341
Total purchase price	$1,038,238

We believe this acquisition will enable us to help customers better manage and enforce security policies at the endpoint, identify and protect against threats, and repair and service assets. The results of operations of Altiris are included as part of the Security and Compliance segment. Pro forma disclosures of the financial results of Altiris were not included as they were not deemed material.

The following table presents the purchase price allocation included on our Consolidated Balance Sheets:

	Amount (In thousands)
Net tangible assets[(1)]	$ 237,608
Identifiable intangible assets:	
Acquired product rights[(2)]	89,920
Other Intangible Assets[(3)]	216,446
Goodwill[(4)]	633,233
Deferred tax liability	(138,969)
Total purchase price	$1,038,238

(1) Net tangible assets include deferred revenue which was adjusted down from $46 million to $12 million representing our estimate of the fair value of the contractual obligation assumed for support services.

(2) Acquired product rights are amortized over their estimated useful lives of one to six years. The weighted-average estimated useful lives were five years. Amounts are amortized to cost of revenues.

(3) Other intangible assets are amortized over their estimated useful lives of three to eight years. The weighted-average estimated useful lives were eight years. Amounts are amortized to operating expenses.

(4) Goodwill is deductible in the state of California for tax purposes. The amount resulted primarily from our expectation of synergies from the integration of Altiris product offerings with our product offerings.

Vontu Purchase

On November 30, 2007, we completed the acquisition of Vontu Inc. ("Vontu"), a provider of data loss prevention solutions that assists organizations in preventing the loss of confidential or proprietary information. The Vontu products are expected to enhance our endpoint and network security and storage and compliance solutions offered to customers. In exchange for all the voting equity interests, we paid a total purchase price of $321 million, which includes $14 million in assumed equity awards at fair value, $5 million in cash assumed and $4 million for acquisition related transaction costs. On November 29, 2007, we borrowed $200 million under our five-year

$1 billion senior unsecured revolving credit facility to partially finance our acquisition of Vontu. See further discussion in Note 9.

Of the total purchase price, $259 million was allocated to goodwill, $36 million to acquired product rights, $33 million to other intangible assets, $10 million to net tangible assets and $17 million to deferred tax liabilities. Net tangible assets include deferred revenue which was adjusted down from $25 million to $2 million representing our estimate of the fair value of the support contractual obligation assumed. Goodwill, none of which was deductible for tax purposes, resulted primarily from our expectation of synergies from the integration of Vontu's software offerings with our software offerings. Acquired product rights are amortized to cost of revenues over four years. Other intangible assets are amortized to operating expenses from three to eight years.

Financial results for Vontu are included in the Security and Compliance segment. Pro forma disclosures of the financial results of Vontu were not included as they were not deemed material.

Transparent Logic Purchase

On January 11, 2008, we completed the acquisition of Transparent Logic Technologies, Inc. ("Transparent Logic"), a provider of workflow optimization software. Transparent Logic's products are expected to complement our existing products. We purchased all of the voting equity interests of Transparent Logic for $12 million, which included acquisition related costs. Of the aggregate purchase price, $9 million was allocated to goodwill and the remainder to other intangible assets, developed technology and net tangible assets. Goodwill, none of which was deductible for tax purposes, was established based on the expectation of synergies from the integration of Transparent Logic's product offerings with our product offerings. The results of operations of Transparent Logic are included as part of the Security and Compliance segment. Proforma disclosures of the financial results of Transparent Logic were not included as they were not deemed material.

Company-i Purchase

On December 1, 2006, we completed the acquisition of Company-i Limited ("Company-i"), a UK-based professional services firm that specialized in addressing key challenges associated with operating and managing a data center for customers in the financial services industry, in exchange for all of the voting equity interests of Company-i. Of the aggregate $26 million purchase price, $22 million was allocated to goodwill, $6 million to other intangible assets and the remainder to net deferred tax liabilities and net tangible assets. Goodwill, none of which was deductible for tax purposes, was established based on the expectation of synergies from the integration of Company-i's service offerings with our service offerings. Other intangible assets are amortized to operating expenses over eight years. Financial results for Company-i are included in the Services segment. Pro forma disclosures of the financial results of Company-i were not included as they were not deemed material.

As a result of Company-i meeting target billings conditions in the first quarter of fiscal 2008, as was stipulated in the merger agreement, we paid Company-i an additional $11 million in cash. This increase in purchase price resulted in a respective increase in goodwill.

4FrontSecurity Purchase

On February 23, 2007, we completed the acquisition of 4FrontSecurity, Inc. ("4FrontSecurity"), a software developer and provider of governance, risk management, and regulatory compliance products that enables customers to measure and manage business and security assessments of organizational information. Of the aggregate $7 million purchase price, $6 million was allocated to goodwill and the remainder to other intangible assets and liabilities. Goodwill, none of which was deductible for tax purposes, was established based on the expectation of synergies from the integration of 4FrontSecurity's technology with our existing product offerings. Other intangible assets are amortized to operating expenses over seven years. Financial results for 4FrontSecurity are included in the Security and Compliance segment. Pro forma disclosures of the financial results of 4FrontSecurity were not included as they were not deemed material.

Note 5. Investment in Joint Venture

On February 5, 2008, Symantec formed Huawei-Symantec, Inc. ("joint venture") with a subsidiary of Huawei Technologies Co., Ltd. ("Huawei"). The joint venture is domiciled in Hong Kong with principal operations in Chengdu, China. We contributed cash of $150 million, licenses related to certain intellectual property and other intangible assets in exchange for 49% of the outstanding common shares of the joint venture. The joint venture will develop, manufacture, market and support security and storage appliances to global telecommunications carriers and enterprise customers. We recorded our initial investment in the joint venture at $150 million, reflecting our carrying value of the assets contributed in exchange for the common shares received. Huawei contributed its telecommunications storage and security business assets, engineering, sales and marketing resources, personnel, and licenses related intellectual property in exchange for a 51% ownership interest in the joint venture.

At March 28, 2008, our carrying value of the investment in the joint venture exceeded our proportionate share in the underlying net assets of the joint venture. This excess primarily relates to differences in the carrying value of the net assets contributed by Symantec and Huawei upon the formation of the joint venture which will be amortized over the useful life of the related assets.

On February 5, 2011, we have a one-time option to purchase an additional two percent ownership interest from Huawei for $28 million. We determined the value of the option using the Black-Scholes option-pricing model. The value of the option is not considered material to the financial statements and is recorded in Investment in joint venture on the Balance Sheet. We have concluded that the option does not meet the definition of a derivative under SFAS No. 133 "*Accounting for Derivative Instruments and Hedging Activities*". Symantec and Huawei each have the right to purchase all of the other partner's ownership interest through a bid process upon certain triggering events set to occur as early as February 5, 2011.

We account for our investment in the joint venture under the equity method of accounting. Under this method, we record our proportionate share of the joint venture's net income or loss based on the quarterly financial statements of the joint venture. We will record our proportionate share of net income or loss one quarter in arrears. Therefore, the financial results of the joint venture for the period from February 5, 2008 through March 31, 2008 will be included in our financial statements in the quarter ending July 4, 2008.

Note 6. Loss on Sale of Business

During the second quarter of fiscal 2008, the Company determined that the Application Performance Management ("APM") business in the Storage and Server Management segment (formerly the Data Center Management segment) did not meet the long-term strategic objectives of the segment. As a result, the Company recognized losses related to the write down of intangible assets of $87 million and $6 million in the second and third quarters of 2008, respectively. On March 8, 2008, we consummated an agreement to sell the tangible and intangible assets of approximately $103 million and liabilities of approximately $9 million related to the APM business to a third-party buyer. The Company further recognized a loss of $2 million in the fourth quarter yielding a total loss of $95 million recognized during 2008. The APM business did not have separately identifiable financial and cash flow information and the loss is therefore considered a loss from continuing operations. The Company maintains the legal liability to fulfill customer contracts that existed as of the sale date; however, the Company has subcontracted this responsibility to the third-party buyer until the contracts have expired.

Note 7. Goodwill, Acquired Product Rights, and Other Intangible Assets

Goodwill

In accordance with SFAS No. 142, we allocate goodwill to our reporting units, which are the same as our operating segments. Goodwill is allocated as follows:

	Consumer Products	Security and Compliance	Storage and Server Management	Services	Total Company
			(In thousands)		
Balance as of March 30, 2007	$102,810	$ 4,582,070	$5,400,718	$254,750	$10,340,348
Goodwill acquired through business combinations[a]	—	882,321	—	11,705	894,026
Goodwill adjustments[b],[c]	—	(11,294)	(15,723)	—	(27,017)
Operating segment reclassification[d]	—	(1,372,380)	1,280,739	91,641	—
Balance as of March 28, 2008	$102,810	$ 4,080,717	$6,665,734	$358,096	$11,207,357

	Consumer Products	Security and Compliance	Storage and Server Management	Services	Total Company
			(In thousands)		
Balance as of March 31, 2006	$102,810	$4,597,889	$5,396,985	$233,361	$10,331,045
Goodwill acquired through business combinations	—	5,739	—	21,820	27,559
Goodwill adjustments[e]	—	(21,558)	3,733	(1,323)	(19,148)
Effect of exchange rates	—	—	—	892	892
Balance as of March 30, 2007	$102,810	$4,582,070	$5,400,718	$254,750	$10,340,348

(a) Reflects adjustments made to goodwill acquired through business combinations of approximately $12 million in the Services segment, including the effects of foreign exchange, for Company-i, approximately $633 million for Altiris, approximately $259 million for Vontu, and approximately $10 million including a tax adjustment for Transparent Logic. See Note 4 for further detail.

(b) On March 31, 2007, we adjusted the Security and Compliance segment Goodwill balance related to a prior acquisition as a result of the adoption of FIN 48. During the third and the fourth quarter of fiscal 2008, we adjusted the Goodwill balance associated with the Veritas and Altiris acquisition as a result of tax adjustments to stock based compensation, lease payoffs, and restricted stock award reversals. See Note 17 for further details.

(c) The decrease of $16 million in the goodwill balance for the Storage and Server Management segment is attributable to $9 million related to the sale of the APM business recorded during the second, third and fourth quarters of fiscal 2008 and $7 million related to various acquisition related tax adjustments. See Note 6 for further detail.

(d) During the fourth quarter of fiscal 2008 we modified our operating segments to be better in line with how we manage our business. As a result of this reclassification the above adjustments were made as required by SFAS No. 142. See Note 19 for further details.

(e) During fiscal 2007, we adjusted the goodwill related to several prior acquisitions for individually insignificant amounts primarily related to purchase consideration adjustments for cash received and adjustments related to taxes. The tax adjustments consist of adjustments to increase deferred tax liabilities by approximately $12 million and decrease income taxes payable by approximately $12 million related to pre-acquisition tax contingencies and actual tax benefits arising from employee exercises of assumed fully-vested stock options.

Goodwill is tested for impairment on an annual basis, or earlier if indicators of impairment exist. We completed our annual goodwill impairment test required by SFAS No. 142 during the March 2008 quarter and determined that there was no impairment of goodwill.

Acquired product rights, net

Acquired product rights subject to amortization are as follows:

	March 28, 2008		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(In thousands)	
Developed technology	$1,655,895	$(1,045,383)	$610,512
Patents	71,313	(32,875)	38,438
	$1,727,208	$(1,078,258)	$648,950

	March 30, 2007		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(In thousands)	
Developed technology	$1,610,199	$(754,328)	$855,871
Patents	79,684	(25,677)	54,007
	$1,689,883	$(780,005)	$909,878

In fiscal 2008, 2007, and 2006, amortization expense for acquired product rights was $349 million, $342 million, and $314 million, respectively. Amortization of acquired product rights is included in Cost of revenues in the Consolidated Statements of Income.

The weighted-average remaining estimated lives of acquired product rights are approximately 2 years for developed technology and approximately 3 years for patents. The weighted-average remaining estimated life of acquired product rights in total is approximately 2 years. Annual amortization of acquired product rights, based upon our existing acquired product rights and their current useful lives, as of March 28, 2008, is estimated to be as follows:

2009	$ 338,748
2010	200,790
2011	69,935
2012	27,585
2013	3,477
Thereafter	8,415
	$ 648,950

Other intangible assets, net

Other intangible assets subject to amortization are as follows:

	March 28, 2008		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(In thousands)	
Customer base	$1,661,683	$(526,512)	$1,135,171
Tradename	125,203	(38,933)	86,270
Norton tradename[(1)]	22,083	—	22,083
Partnership agreements	2,300	(2,300)	—
	$1,811,269	$(567,745)	$1,243,524

	March 30, 2007		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(In thousands)	
Customer base	$1,500,201	$(335,393)	$1,164,808
Tradename	107,207	(27,335)	79,872
Partnership agreements	2,300	(1,342)	958
	$1,609,708	$(364,070)	$1,245,638

(1) The Norton tradename has an indefinite life and is not subject to amortization.

In fiscal 2008, 2007, and 2006, amortization expense for other intangible assets was $225 million, $201 million, and $149 million, respectively. Amortization of other intangible assets is included in Operating expenses in the Consolidated Statements of Income. The weighted-average remaining estimated lives for other intangible assets are approximately 5 years for customer base and approximately 7 years for trade name. The weighted-average remaining estimated life of other intangible assets in total is approximately 6 years. Annual amortization of other intangible assets, based upon our existing intangible assets and their current estimated lives, as of March 28, 2008, is estimated to be as follows:

2009	$ 243,198
2010	219,133
2011	218,383
2012	216,310
2013	214,345
Thereafter	132,155
	$1,243,524

Note 8. Investments

Cash, cash equivalents, and short-term investments

Cash, cash equivalents, and short-term investments are as follows:

	March 28, 2008			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
	(In thousands)			
Cash and cash equivalents:				
Cash	$ 583,893	$ —	$ —	$ 583,893
Money market funds	527,009	—	—	527,009
Commercial paper	734,615	—	—	734,615
Bank securities and deposits	44,708	—	—	44,708
Total cash and cash equivalents	$1,890,225	$ —	$ —	$1,890,225
Short-term investments:				
Asset-backed securities	$ 52,377	$210	$(2,802)	$ 49,785
Corporate securities	46,617	155	(408)	46,364
Commercial paper	436,342	—	—	436,342
Government and government-sponsored securities	997	3	—	1,000
Other investments	3,237	—	—	3,237
Total short-term investments	$ 539,570	$368	$(3,210)	$ 536,728

	March 30, 2007			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
	(In thousands)			
Cash and cash equivalents:				
Cash	$ 587,675	$ —	$ —	$ 587,675
Money market funds	561,240	—	—	561,240
Commercial paper	1,354,302	—	—	1,354,302
Corporate securities	10,709	—	—	10,709
Bank securities and deposits	45,108	—	—	45,108
Total cash and cash equivalents	$2,559,034	$ —	$ —	$2,559,034
Short-term investments:				
Asset-backed securities	$ 133,314	$149	$ (101)	$ 133,362
Corporate securities	121,666	119	(875)	120,910
Commercial paper	10,300	—	—	10,300
Government and government-sponsored securities	145,185	87	(1,137)	144,135
Other investments	426	—	—	426
Total short-term investments	$ 410,891	$355	$(2,113)	$ 409,133

As of March 28, 2008, the unrealized losses in the above table related to short-term investment securities for which the fair value was less than the cost basis. We expect to receive the full principal and interest on these securities. We regularly review our investment portfolio according to FSP FAS 115-1 *The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments* ("FSP FAS 115-1"). We identify and evaluate investments that have indications of possible impairment. Factors considered in determining whether a loss is temporary include: the length of time and extent to which the fair market value has been lower than the cost basis, the financial condition and near-term prospects of the investee, credit quality, and our ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair market value. The gross unrealized losses related to investments are primarily due to a decrease in the fair market value of fixed-rate debt securities as a result of changes in interest rates. As of March 28, 2008 and March 30, 2007 we have recorded no write-downs related to other than temporary impairments of short-term investment securities. Unrealized gains and losses on available-for-sale securities are reported as a component of Stockholders' equity in the Consolidated Balance Sheets. We recognized net realized losses of an insignificant amount for both fiscal 2008 and fiscal 2007, and $5 million in fiscal 2006. These net realized losses are included in Interest income.

The estimated fair value of cash equivalents and short-term investments by contractual maturity as of March 28, 2008 is as follows:

	(In thousands)
Due in one year or less	$1,780,153
Due one to five years	9,172
Due five to ten years	13,166
Due in ten years or more	40,569
	$1,843,060

The following table provides the gross unrealized losses and the fair market value of our investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of March 28, 2008:

	In Loss Position for Less Than 12 Months		In Loss Position for 12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In thousands)					
Asset-backed debt securities	$10,058	$354	$23,362	$2,448	$33,420	$2,802
Corporate debt securities	9,245	258	5,830	150	15,075	408
	$19,303	$612	$29,192	$2,598	$48,495	$3,210

Equity investments in privately held companies

As of March 28, 2008 and March 30, 2007, we held equity investments with a carrying value of $6 million and $8 million, respectively, in several privately-held companies. These investments are recorded at cost as we do not have significant influence over the investees and are included in Other long-term assets in the Consolidated Balance Sheets. In fiscal 2008, 2007, and 2006, we recognized declines in value of these investments that were determined to be other-than-temporary, in accordance with FSP FAS 115-1, of $1 million, $3 million, and $4 million, respectively. The other-than-temporary declines in fair value were recorded as Other income (expense), net in the Consolidated Statements of Income.

Note 9. Debt

Convertible senior notes

In June 2006, we issued $1.1 billion principal amount of 0.75% Convertible Senior Notes due June 15, 2011, or the 0.75% Notes, and $1.0 billion principal amount of 1.00% Convertible Senior Notes due June 15, 2013, or the 1.00% Notes, to initial purchasers in a private offering for resale to qualified institutional buyers pursuant to SEC Rule 144A. We refer to the 0.75% Notes and the 1.00% Notes collectively as the Senior Notes. We received proceeds of $2.1 billion from the Senior Notes and incurred net transaction costs of approximately $33 million, which were allocated proportionately to the 0.75% Notes and the 1.00% Notes. The transaction costs were primarily recorded in other long-term assets and are being amortized to interest expense using the effective interest method over five years for the 0.75% Notes and seven years for the 1.00% Notes. The 0.75% Notes and 1.00% Notes were each issued at par and bear interest at 0.75% and 1.00% per annum, respectively. Interest is payable semiannually in arrears on June 15 and December 15, beginning December 15, 2006.

Each $1,000 of principal of the Senior Notes will initially be convertible into 52.2951 shares of Symantec common stock, which is the equivalent of $19.12 per share, subject to adjustment upon the occurrence of specified events. Holders of the Senior Notes may convert their Senior Notes prior to maturity during specified periods as follows: (1) during any calendar quarter beginning after June 30, 2006, if the closing price of our common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is more than 130% of the applicable conversion price per share; (2) if specified corporate transactions, including a change in control, occur; (3) with respect to the 0.75% Notes, at any time on or after April 5, 2011, and with respect to the 1.00% Notes, at any time on or after April 5, 2013; or (4) during the five business-day period after any five consecutive trading-day period during which the trading price of the Senior Notes falls below a certain threshold. Upon conversion, we would pay the holder the cash value of the applicable number of shares of Symantec common stock, up to the principal amount of the note. Amounts in excess of the principal amount, if any, may be paid in cash or in stock at our option. Holders who convert their Senior Notes in connection with a change in control may be entitled to a "make whole" premium in the form of an increase in the conversion rate. As of March 28, 2008, none of the conditions allowing holders of the Senior Notes to convert had been met. In addition, upon a change in control of Symantec, the holders of the Senior Notes may require us to repurchase for cash all or any portion of their Senior Notes for 100% of the principal amount.

Under the terms of the Senior Notes, we were required to use reasonable efforts to file a shelf registration statement regarding the Senior Notes with the SEC and cause the shelf registration statement to be declared effective within 180 days of the closing of the offering of the Senior Notes. In addition, we must maintain the effectiveness of the shelf registration statement for a period of two years after the closing of the offering of the Senior Notes. If we fail to meet these terms, we will be required to pay additional interest on the Senior Notes in the amount of 0.25% per annum. We have filed the shelf registration statement with the SEC and it became effective on December 11, 2006.

Concurrently with the issuance of the Senior Notes, we entered into note hedge transactions with affiliates of certain of the initial purchasers whereby we have the option to purchase up to 110 million shares of our common stock at a price of $19.12 per share. The options as to 58 million shares expire on June 15, 2011 and the options as to 52 million shares expire on June 15, 2013. The options must be settled in net shares. The cost of the note hedge transactions to us was approximately $592 million. In addition, we sold warrants to affiliates of certain of the initial purchasers whereby they have the option to purchase up to 110 million shares of our common stock at a price of $27.3175 per share. The warrants expire on various dates from July 2011 through August 2013 and must be settled in net shares. We received approximately $326 million in cash proceeds from the sale of these warrants.

The cost incurred in connection with the note hedge transactions, net of the related tax benefit and the proceeds from the sale of the warrants, is included as a net reduction in Capital in excess of par value in the accompanying

Consolidated Balance Sheet as of March 28, 2008, in accordance with the guidance in EITF No. 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock.*

In accordance with SFAS No. 128, *Earnings per Share*, the Senior Notes will have no impact on diluted earnings per share, or EPS, until the price of our common stock exceeds the conversion price of $19.12 per share because the principal amount of the Senior Notes will be settled in cash upon conversion. Prior to conversion, we will include the effect of the additional shares that may be issued if our common stock price exceeds $19.12 per share using the treasury stock method. As a result, for the first $1.00 by which the average price of our common stock for a quarterly period exceeds $19.12 per share there would be dilution of approximately 5.4 million shares. As the share price continues to increase, additional dilution would occur at a declining rate such that an average price of $27.3175 per share would yield cumulative dilution of approximately 32.9 million shares. If the average price of our common stock exceeds $27.3175 per share for a quarterly period we will also include the effect of the additional potential shares that may be issued related to the warrants using the treasury stock method. The Senior Notes along with the warrants have a combined dilutive effect such that for the first $1.00 by which the average price exceeds $27.3175 per share there would be cumulative dilution of approximately 39.5 million shares prior to conversion. As the share price continues to increase, additional dilution would occur but at a declining rate.

Prior to conversion, the note hedge transactions are not considered for purposes of the EPS calculation, as their effect would be anti-dilutive. Upon conversion, the note hedge will automatically serve to neutralize the dilutive effect of the Senior Notes when the stock price is above $19.12 per share. For example, if upon conversion the price of our common stock was $28.3175 per share, the cumulative effect of approximately 39.5 million shares in the example above would be reduced to approximately 3.9 million shares.

The preceding calculations assume that the average price of our common stock exceeds the respective conversion prices during the period for which EPS is calculated and exclude any potential adjustments to the conversion ratio provided under the terms of the Senior Notes. See Note 13 for information regarding the impact on EPS of the Senior Notes and warrants in the current period.

Line of credit

In July 2006, we entered into a five-year $1 billion senior unsecured revolving credit facility that expires in July 2011. Borrowings under the facility bear interest, at our option, at either a rate equal to the bank's base rate or a rate equal to LIBOR plus a margin based on our leverage ratio, as defined in the credit facility agreement. In connection with the credit facility, we must maintain certain covenants, including a specified ratio of debt to earnings before interest, taxes, depreciation, and amortization, as defined, as well as various other non-financial covenants.

On November 29, 2007, we borrowed $200 million under this credit agreement to partially finance our acquisition of Vontu. This outstanding borrowing amount bears interest at 4.7075% per annum, which is due and payable quarterly. Payment of the principal amount is due on November 28, 2008. Total interest expense accumulated as of March 28, 2008 is approximately $3 million, of which $2 million was paid and $1 million was accrued and included in Other current liabilities on the Consolidated Balance Sheets. On March 28, 2008, we had $200 million in outstanding borrowings included in Short-term borrowings on our Consolidated Balance Sheets related to this credit facility and were in compliance with all of the covenants. There were no borrowings under this credit facility at March 30, 2007.

Note 10. Assets Held for Sale

During fiscal 2008, following a review of our real estate holdings we determined that certain long-term assets were underutilized. As a result, we have committed to sell vacant buildings and land with a total carrying value of $39 million and no associated liabilities. In accordance with the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, we designated these buildings and land as assets held for sale and included them in Other current assets on our Consolidated Balance Sheets. SFAS No. 144 provides that a long-lived asset classified as held for sale should be measured at the lower of its carrying amount or fair value less cost to sell. We recorded a $1 million impairment loss because the carrying value was greater than the estimated fair value less cost to sell for the year ended March 28, 2008. This impairment was included in Research and development expense on our Consolidated Statements of Income. We believe that these sales will be completed no later than the end of fiscal 2009.

Note 11. Commitments

Leases

We lease certain of our facilities and equipment under operating leases that expire at various dates through 2022. We currently sublease some space under various operating leases that will expire on various dates through 2018. Some of our leases contain renewal options, escalation clauses, rent concessions, and leasehold improvement incentives.

The future fiscal year minimum operating lease commitments and existing sublease information were as follows as of March 28, 2008:

	Lease Commitment	Sublease Income	Net Lease Commitment
		(In thousands)	
2009	$102,799	$ 5,948	$ 96,851
2010	86,422	6,348	80,074
2011	66,734	5,475	61,259
2012	53,954	3,488	50,466
2013	46,831	2,442	44,389
Thereafter	164,012	2,744	161,268
	$520,752	$26,445	494,307

The net lease commitment amount includes $13 million related to facilities that are included in our restructuring reserve. For more information, see Note 16.

Rent expense charged to operations totaled $87 million, $83 million, and $70 million in fiscal 2008, 2007, and 2006, respectively.

Royalties

We have certain royalty commitments associated with the shipment and licensing of certain products. Royalty expense is generally based on a dollar amount per unit shipped or a percentage of underlying revenue. Certain royalty commitments have minimum commitment obligations; however, as of March 28, 2008 all such obligations are not material.

Indemnification

As permitted under Delaware law, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under these indemnification agreements is not limited; however, we have directors and officers' insurance coverage that reduces our exposure and may enable us to recover a portion of any future amounts paid. We believe the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

We provide limited product warranties and the majority of our software license agreements contain provisions that indemnify licensees of our software from damages and costs resulting from claims alleging that our software infringes the intellectual property rights of a third party. Historically, payments made under these provisions have been immaterial. We monitor the conditions that are subject to indemnification to identify if a loss has occurred.

Note 12. Stock Transactions

Stock repurchases

We have operated stock repurchase programs since 2001. On January 24, 2007, our Board of Directors authorized the repurchase of $1 billion of Symantec common stock. As of March 30, 2007, $500 million remained authorized for future purchases. During the three-month period ended June 29, 2007, we repurchased 25 million shares of our common stock at prices ranging from $19.42 to $20.16 per share which completed the $1 billion share repurchase program announced in January 2007.

On June 14, 2007, our Board of Directors authorized the repurchase of $2 billion of Symantec common stock, without a scheduled expiration date. During the period between June 30, 2007 and March 28, 2008, we repurchased a total of 56 million shares of our common stock at prices ranging from $16.67 to $19.69 per share for an aggregate amount of $1 billion from the authorized repurchase plan.

As a result of the repurchase activity under both the January 24, 2007 plan and June 14, 2007 plans, during fiscal 2008, we repurchased a total of 81 million shares of our common stock at prices ranging from $16.67 to $20.16 per share, for an aggregate amount of $1.5 billion. As of March 28, 2008, $1 billion remained authorized for future repurchases from the June 14, 2007 plan.

During fiscal 2007, we repurchased 162 million shares of our common stock at prices ranging from $15.61 to $21.66 per share for an aggregate amount of $2.8 billion.

Increase to authorized shares

On June 24, 2005, our stockholders approved the adoption of our amended and restated certificate of incorporation, which increased the number of authorized shares of common stock to 3 billion from 1.6 billion. The increase was sought in order to carry out our acquisition of Veritas.

Note 13. Earnings Per Share

Basic and diluted earnings per share are computed on the basis of the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share also includes the incremental effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include shares underlying outstanding stock options, stock awards, warrants, and convertible notes.

The components of earnings per share are as follows:

	Year Ended		
	March 28, 2008	March 30, 2007	March 31, 2006
	(In thousands, except per share data)		
Earnings per share — basic:			
Net income	$463,850	$404,380	$ 156,852
Weighted average outstanding common shares	867,562	960,575	998,733
Earnings per share — basic	$ 0.53	$ 0.42	$ 0.16
Earnings per share — diluted:			
Net income	$463,850	$404,380	$ 156,852
Weighted average outstanding common shares	867,562	960,575	998,733
Shares issuable from assumed exercise of options	15,191	20,047	27,081
Dilutive impact of restricted stock and restricted stock units	1,383	522	42
Dilutive impact of assumed conversion of senior notes	—	2,117	—
Total shares for purposes of calculating diluted earnings per share	884,136	983,261	1,025,856
Earnings per share — diluted	$ 0.52	$ 0.41	$ 0.15

The following potential common shares were excluded from the computation of diluted earnings per share, as their effect would have been anti-dilutive:

	Year Ended		
	March 28, 2008[2]	March 30, 2007[2]	March 31, 2006
	(In thousands)		
Stock options	65,955	69,186	56,348
Restricted stock units	113	109	146
Veritas 0.25% notes[1]	—	—	12,674
	66,068	69,295	69,168

(1) On August 28, 2006 the Veritas 0.25% senior notes were fully paid off at the Company's election.

(2) For fiscal 2008, the effect of the warrants issued and option purchased in connection with the convertible senior notes were excluded because, as discussed in Note 9, they have no impact on diluted earnings per share until our average stock price for the applicable period reaches $27.3175 per share and $19.12 per share, respectively.

Note 14. Adoption of Stockholder Rights Plan

On August 11, 1998, the Board of Directors adopted a stockholder rights plan designed to ensure orderly consideration of any future unsolicited acquisition attempt to ensure a fair value of Symantec for our stockholders. In connection with the plan, the Board of Directors declared and paid a dividend of one preferred share purchase right for each share of Symantec common stock outstanding on the record date, August 21, 1998. The rights are initially attached to Symantec common stock and will not trade separately. If a person or a group, an Acquiring Person, acquires 20% or more of our common stock, or announces an intention to make a tender offer for 20% or more of our common stock, the rights will be distributed and will thereafter trade separately from the common stock.

If the rights become exercisable, each right (other than rights held by the Acquiring Person) will entitle the holder to purchase, at a price equal to the exercise price of the right, a number of shares of our common stock having a then-current value of twice the exercise price of the right. If, after the rights become exercisable, we agree to merge into another entity or we sell more than 50% of our assets, each right will entitle the holder to purchase, at a price equal to the exercise price of the right, a number of shares of common stock of such entity having a then-current value of twice the exercise price.

We may exchange the rights at a ratio of one share of common stock for each right (other than the Acquiring Person) at any time after an Acquiring Person acquires 20% or more of our common stock but before such person acquires 50% or more of our common stock. We may also redeem the rights at our option at a price of $0.001 per right at any time before an Acquiring Person has acquired 20% or more of our common stock. The rights will expire on August 12, 2008.

Note 15. Employee Benefits and Stock-Based Compensation

401(k) plan

We maintain a salary deferral 401(k) plan for all of our domestic employees. This plan allows employees to contribute up to 50% of their pretax salary up to the maximum dollar limitation prescribed by the Internal Revenue Code. We match 50% of the employee's contribution. The maximum match in any given plan year is the lower of 3% of the employees' eligible compensation or $6,000. Our contributions under the plan were $24 million, $24 million, and $12 million, in fiscal 2008, 2007, and 2006, respectively.

Stock purchase plans

2002 Executive Officers' Stock Purchase Plan

In September 2002, our stockholders approved the 2002 Executive Officers' Stock Purchase Plan and reserved 250,000 shares of common stock for issuance thereunder, which was amended by our Board of Directors in January 2008. The purpose of the plan is to provide executive officers with a means to acquire an equity interest in Symantec at fair market value by applying a portion or all of their respective bonus payments towards the purchase price. As of March 28, 2008, 40,401 shares have been issued under the plan and 209,599 shares remain available for future issuance. Shares reserved for issuance under this plan have not been adjusted for the stock dividends.

1998 Employee Stock Purchase Plan

In September 1998, our stockholders approved the 1998 Employee Stock Purchase Plan, or ESPP, and reserved 4 million shares of common stock for issuance thereunder. In September 1999, the ESPP was amended by our stockholders to increase the shares available for issuance by 6 million and to add an "evergreen" provision whereby the number of shares available for issuance increased automatically on January 1 of each year (beginning in 2000) by 1% of our outstanding shares of common stock on each immediately preceding December 31 during the term of the ESPP. In July 2004, the Board of Directors eliminated this provision. As of March 28, 2008, 9.6 million shares remain available for issuance under the ESPP.

Subject to certain limitations, our employees may elect to have 2% to 10% of their compensation withheld through payroll deductions to purchase shares of common stock under the ESPP. Employees purchase shares of common stock at a price per share equal to 85% of the fair market value on the purchase date at the end of each six-month purchase period. For purchases prior to July 1, 2005, employees purchased shares at a price equal to the lesser of 85% of the fair market value as of the beginning of the two-year offering period or the end of the six-month purchase period. The Board of Directors eliminated the two-year offering period in March 2005, effective July 1, 2005. Under the ESPP, 5 million, 4 million, and 4 million shares were issued during fiscal 2008, 2007, and 2006, respectively, representing $69 million, $65 million, and $59 million in contributions, respectively. As of March 28, 2008, a total of 29 million shares had been issued under this plan.

Stock award plans

2000 Director Equity Incentive Plan

In September 2000, our stockholders approved the 2000 Director Equity Incentive Plan and reserved 50,000 shares of common stock for issuance thereunder. In September 2004 and September 2007, stockholders increased the number of shares of stock that may be issued by 50,000. The purpose of this plan is to provide the members of the Board of Directors with an opportunity to receive common stock for all or a portion of the retainer payable to each director for serving as a member. Each director may elect 50% to 100% of the retainer to be paid in the form of stock. As of March 28, 2008, a total of 95,551 shares had been issued under this plan and 54,449 shares remained available for future issuance.

2004 Equity Incentive Plan

Under the 2004 Equity Incentive Plan, ("2004 Plan") our Board of Directors, or a committee of the Board of Directors, may grant incentive and nonqualified stock options, stock appreciation rights, restricted stock units, RSUs, or restricted stock awards to employees, officers, directors, consultants, independent contractors, and advisors to us, or to any parent, subsidiary, or affiliate of ours. The purpose of the 2004 Plan is to attract, retain, and motivate eligible persons whose present and potential contributions are important to our success by offering them an opportunity to participate in our future performance through equity awards of stock options and stock bonuses. Under the terms of the 2004 Plan, the exercise price of stock options may not be less than 100% of the fair market value on the date of grant. Options generally vest over a four-year period. Options granted prior to October 2005 generally have a maximum term of ten years and options granted thereafter generally have a maximum term of seven years.

As of March 28, 2008, we have reserved 77 million shares for issuance under the 2004 Plan. These shares include 18 million shares originally reserved for issuance under the 2004 Plan upon its adoption by our stockholders in September 2004, 19 million shares that were transferred to the 2004 Plan from the 1996 Equity Incentive Plan, ("1996 Plan") and 40 million shares that were approved for issuance on the amendment and restatement of the 2004 Plan at our 2006 annual meeting of stockholders. In addition to the shares currently reserved under the 2004 Plan, any shares reacquired by us from options outstanding under the 1996 Plan upon their expiration will also be added to the 2004 Plan reserve. As of March 28, 2008, 41 million shares remain available for future grant under the 2004 Plan.

At our 2006 annual meeting of stockholders, our stockholders approved the amendment and restatement of the 2004 Plan, which included the following key changes: 1) an increase of 40 million shares reserved for issuance under the 2004 Plan; 2) modification of the share pool available under the 2004 Plan to reflect a ratio-based pool, where the grant of each full-value award, such as a share of restricted stock ("RSU"), decreases the pool by two shares; and 3) a change in the form of equity grants to our non-employee directors from stock options to a fixed dollar amount of RSUs.

Assumed Vontu stock options

In connection with our acquisition of Vontu, we assumed all unexercised, outstanding options to purchase Vontu common stock. Each unexercised, outstanding option assumed was converted into an option to purchase Symantec common stock after applying the exchange ratio of 0.5351 shares of Symantec common stock for each share of Vontu common stock. In total, all unexercised, outstanding Vontu options were converted into options to purchase approximately 2.2 million shares of Symantec common stock. As of March 28, 2008, total unrecognized compensation cost adjusted for estimated forfeitures related to unexercised, outstanding Vontu stock options was approximately $11 million.

Furthermore, all shares obtained upon exercise of unvested Vontu options were converted into the right to receive cash of $9.33 per share upon vesting. The total value of the assumed exercised, unvested Vontu options on the date of acquisition was approximately $7 million, assuming no options are forfeited prior to vesting. As of March 28, 2008, total unrecognized compensation cost adjusted for estimated forfeitures related to exercised, unvested Vontu stock options was approximately $4 million.

The assumed options retained all applicable terms and vesting periods, except for certain options that were accelerated according to a change in control provision and will generally vest within a twelve month period from the date of acquisition and certain other options that vested in full as of the acquisition date. In general, the assumed options typically vest over a period of four years from the original date of grant of the option and have a maximum term of ten years.

Assumed Altiris stock options and awards

In connection with our acquisition of Altiris, we assumed all of the outstanding options to purchase Altiris common stock. Each option assumed was converted into an option to purchase Symantec common stock after applying the exchange ratio of 1.9075 shares of Symantec common stock for each share of Altiris common stock. In total, we assumed and converted Altiris options into options to purchase approximately 3 million shares of Symantec common stock. In addition, we assumed and converted all outstanding Altiris RSUs into approximately 320,000 Symantec RSUs, based on the same exchange ratio. Furthermore, we assumed all outstanding Altiris Restricted Stock Awards ("RSAs") which were converted into the right to receive cash in the amount of $33.00 per share upon vesting. The total value of the assumed RSAs on the date of acquisition was approximately $9 million, assuming no RSAs are forfeited prior to vesting. As of March 28, 2008, total unrecognized compensation cost adjusted for estimated forfeitures, related to the Altiris unvested stock options, RSUs and RSAs, was $1 million, $1 million, and $1 million, respectively.

The assumed options, RSUs, and RSAs retained all applicable terms and vesting periods, except for certain options, RSAs and RSUs that were accelerated according to the executive vesting plan and will generally vest over a four to twelve month period from the date of acquisition and certain other options that vested in full as of the acquisition date. In general, the assumed options typically vest over a period of three to four years from the original date of grant and have a maximum term of ten years. The assumed RSUs and RSAs typically vest over a period of two to three years from the original date of grant.

Assumed Veritas stock options

In connection with our acquisition of Veritas, we assumed each outstanding option to purchase Veritas common stock with an exercise price equal to or less than $49.00 as well as each additional option required to be assumed by applicable law. Each option assumed was converted into an option to purchase Symantec common stock after applying the exchange ratio of 1.1242 shares of Symantec common stock for each share of Veritas common stock. In total, we assumed and converted Veritas options into options to purchase 66 million shares of Symantec common stock. In addition, we assumed and converted all outstanding Veritas RSUs into approximately 425,000 Symantec RSUs based on the same exchange ratio.

The assumed options and RSUs retained all applicable terms and vesting periods. In general, the assumed options vest over a four-year period from the original date of grant. Options granted prior to May 2004 generally have a maximum term of 10 years and options granted thereafter generally have a maximum term of seven years. The assumed RSUs generally vest over a three or four year period from the original date of grant.

Other stock option plans

Options remain outstanding under several other stock option plans, including the 2001 Non-Qualified Equity Incentive Plan, the 1999 Acquisition Plan, the 1996 Plan, and various plans assumed in connection with acquisitions. No further options may be granted under any of these plans.

Acceleration of stock option vesting

On March 30, 2006, we accelerated the vesting of certain stock options with exercise prices equal to or greater than $27.00 per share that were outstanding on that date. We did not accelerate the vesting of any stock options held by our executive officers or directors. The vesting of options to purchase approximately 7 million shares of common stock, or approximately 14% of our outstanding unvested options, was accelerated. The weighted-average exercise price of the stock options for which vesting was accelerated was $28.73. We accelerated the vesting of the options to reduce future stock-based compensation expense that we would otherwise be required to recognize in our results of operations after adoption of SFAS No. 123R. Because of system constraints, it is not practicable for us to estimate the amount by which the acceleration of vesting will reduce our future stock-based compensation expense. The acceleration of the vesting of these options did not result in a charge to expense in fiscal 2006.

Valuation of stock-based awards

The fair value of each stock option granted under our equity incentive plans and each ESPP purchase right granted prior to July 1, 2005 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Employee Stock Options			Employee Stock Purchase Plan
	Fiscal 2008	Fiscal 2007	Fiscal 2006	Fiscal 2006
Expected life	3 years	3 years	3 years	0.5 years
Expected volatility	33%	34%	45%	33%
Risk-free interest rate	4.52%	4.86%	3.55%	4.26%

The expected life of options is based on an analysis of our historical experience of employee exercise and post-vesting termination behavior considered in relation to the contractual life of the option. Expected volatility is based on the average of the historical volatility for the period commensurate with the expected life of the option and the implied volatility of traded options. The risk free interest rate is equal to the U.S. Treasury constant maturity rates for the period equal to the expected life. We do not currently pay cash dividends on our common stock and do not anticipate doing so in the foreseeable future. Accordingly, our expected dividend yield is zero. The fair value of each RSU is equal to the market value of Symantec's common stock on the date of grant. The fair value of each ESPP purchase right granted from July 1, 2005 onwards is equal to the 15% discount on shares purchased. We estimate forfeitures of options, and RSUs, at the time of grant based on historical experience and record compensation expense only for those awards that are expected to vest.

Stock-based compensation expense

Stock-based compensation is classified in the Consolidated Statements of Income in the same expense line items as cash compensation. The following table sets forth the total stock-based compensation expense recognized in our Consolidated Statements of Income.

	Year Ended		
	March 28, 2008	March 30, 2007	March 31, 2006
	(In thousands, except net income per share data)		
Cost of revenues — Content, subscriptions, and maintenance	$ 13,003	$ 12,373	$ 439
Cost of revenues — Licenses	3,731	4,064	—
Sales and marketing	58,181	55,895	13,314
Research and development	57,597	57,132	17,497
General and administrative	31,183	24,416	7,151
Total stock-based compensation	163,695	153,880	38,401
Tax benefit associated with stock-based compensation expense	(41,589)	(35,415)	(11,405)
Net effect of stock-based compensation expense on net income	$122,106	$118,465	$ 26,996
Net effect of stock-based compensation expense on earnings per share — basic	$ 0.14	$ 0.12	$ 0.03
Net effect of stock-based compensation expense on earnings per share - diluted	$ 0.14	$ 0.12	$ 0.03

As of March 28, 2008, total unrecognized compensation cost adjusted for estimated forfeitures related to unvested stock options, RSUs, and RSAs, was $144 million, $46 million, and $1 million, respectively, which is expected to be recognized over the remaining weighted-average vesting periods of 2.5 years for stock options, 1.4 years for RSUs, and 0.6 years for RSAs.

Prior to the adoption of SFAS No. 123R, we provided the pro forma information regarding net income and earnings per share required by SFAS No. 123. This information was required to be determined as if we had accounted for our employee stock options, including shares issued under our ESPP, granted subsequent to March 31, 1995 under the fair value method of SFAS No. 123. We generally did not recognize stock-based compensation expense in our Consolidated Statements of Income for option grants to our employees for the periods prior to our adoption of SFAS No. 123R because the exercise price of options granted was equal to the fair market value of the underlying common stock on the date of grant. Prior to April 1, 2006, stock-based compensation expense resulted primarily from stock options and RSUs assumed in acquisitions and restricted stock granted to executives. The following table illustrates the effect on net income and earnings per share as if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation using the Black-Scholes option-pricing model for the fiscal years ended March 31, 2006:

	Fiscal 2006
	(In thousands, except per share amounts)
Net income, as reported	$ 156,852
Add: Amortization of deferred stock-based compensation included in reported net income, net of tax	26,996
Less: Stock-based employee compensation expense excluded from reported net income, net of tax	(239,071)[1]
Pro forma net income (loss)	$ (55,223)
Earnings per share — basic	
As reported	$ 0.16
Pro forma	$ (0.06)
Earnings per share — diluted	
As reported	$ 0.15
Pro forma	$ (0.06)

(1) Includes a charge of $18 million resulting from the inclusion of unamortized expense for ESPP offering periods that were cancelled as a result of a plan amendment to eliminate the two-year offering period effective July 1, 2005.

Prior to the adoption of SFAS No. 123R, we presented deferred stock-based compensation as a separate component of Stockholders' Equity. In accordance with the provisions of SFAS No. 123R, on April 1, 2006, we reversed the balance in deferred stock-based compensation to Capital in excess of par value in the Consolidated Balance Sheet.

Stock option activity

The following table summarizes stock option activity for the year ended March 28, 2008:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value[1]
	(In thousands, except per share amounts)			
Outstanding at March 30, 2007	107,318	$17.90		$ —
Granted	14,749	19.10		
Assumed in acquisitions	5,117	7.87		
Exercised	(15,715)	9.88		
Forfeited[2]	(7,302)	18.91		
Expired[3]	(8,899)	25.56		
Outstanding at March 28, 2008	95,268	$18.08	4.66	$225,899
Exercisable at March 28, 2008	66,389	$17.95	4.17	$204,918
Vested and expected to vest at March 28, 2008	86,526	$18.05	4.55	$219,469

(1) Intrinsic value is calculated as the difference between the market value of Symantec's common stock as of March 28, 2008 and the exercise price of the option. The aggregate intrinsic value of options outstanding and exercisable includes options with an exercise price below $16.82, the closing price of our common stock on March 28, 2008, as reported by the NASDAQ Global Select Market.

(2) Refers to options cancelled before their vest dates.

(3) Refers to options cancelled on or after their vest dates.

The weighted-average fair value per share of options granted during fiscal 2008, 2007 and 2006 including assumed options was $6.03, $5.06, and $7.81, respectively. The total intrinsic value of options exercised during fiscal 2008, 2007 and 2006 was $142 million, $142 million, and $175 million, respectively.

The following table summarizes RSU activity for the year ended March 28, 2008:

	Number of Shares	Weighted-Average Purchase Price	Aggregate Intrinsic Value	Weighted-Average Remaining Contractual Term
	(In thousands, except per share amounts)			
Outstanding at March 31, 2007	2,946	$—	$ —	
Granted	3,616			
Assumed in acquisitions	320			
Vested	(806)			
Forfeited	(947)			
Outstanding at March 28, 2008	5,129	$—	$86,284	0.80
Vested and expected to vest at March 28, 2008	3,814	$—	$64,155	0.72

The weighted-average grant date fair value per share of RSUs granted during fiscal 2008, 2007, and 2006, including assumed RSUs was $19.39, $16.53, and $16.94, respectively. The total fair value of RSUs that vested in fiscal 2008, 2007, and 2006 was $15 million, $2 million, and $5 million, respectively.

Shares reserved

As of March 28, 2008, we had reserved the following shares of authorized but unissued common stock:

Stock purchase plans	9,828,088
Stock award plans	54,449
Employee stock option plans	141,740,626
Total	151,623,163

Note 16. Restructuring

Our restructuring costs consist of severance and benefits and facility and other charges. Severance and benefits generally include severance, stay-put or one-time bonuses, outplacement services, health insurance coverage, effects of foreign currency exchange and legal costs. Facilities and other costs generally include rent expense less expected sublease income, lease termination costs, asset abandonment costs and the effects of foreign currency exchange. Restructuring expenses generally do not impact a particular reporting segment and are including in the "Other" reporting segment.

2008 Restructuring Plan

In fiscal 2008, management approved and initiated a restructuring plan to reduce costs, implement management structure changes and optimize the business structure and discontinue certain products. Projects within the plan began in the third quarter of fiscal 2008 and are expected to be completed by the fourth quarter of fiscal 2009. Charges in fiscal 2008 related to these events primarily consist of severance and other benefit costs. Total remaining costs of the restructuring plan, consisting of severance and benefits and excess facilities costs, are estimated to range between approximately $80 million and $110 million.

2007 Restructuring Plans

In fiscal 2007, we entered into restructuring plans to consolidate facilities and reduce operating costs through headcount reductions. Charges in fiscal 2008 related to these events consist of severance and other benefits and excess facility costs. Employee terminations occurred in the Americas, EMEA and Asia Pacific. Charges in fiscal 2007 were $69 million in severance and other benefits. Facilities charges in fiscal 2007 were not material. As of March 28, 2008, the majority of employees had been terminated and future severance costs are not expected. The Company consolidated certain facilities and exited facilities related to earlier acquisitions. Facility charges in fiscal 2008 primarily relate to exited facilities located in California. Excess facilities obligations are expected to be paid through the second quarter of fiscal 2010. Future costs for exited facilities associated with these events are not expected to be significant.

Prior and Acquisition-Related Restructuring Plans

Fiscal Years 2002-2006. In fiscal 2006, management entered into restructuring plans to reduce job redundancy in the Americas, Europe and Asia Pacific and to consolidate certain facilities in Europe and Asia Pacific. As a result, the Company recognized both severance and other benefits and excess facilities costs. Charges recognized in fiscal 2007 and fiscal 2008 related to these plans were not significant. Charges recognized in fiscal 2006 reflect $18 million in severance and benefit costs and $7 million in excess facility costs related to exited facilities located in Texas and the United Kingdom. Restructuring liabilities related to these events as of March 28, 2008 and March 30, 2007 were both $3 million and are expected to be paid through the fourth quarter of fiscal 2018.

Acquisition-Related. Restructuring liabilities related to acquisitions as of March 28, 2008 were $8 million, consisting primarily of excess facilities obligations. During fiscal 2008, $7 million in charges for severance and other benefits, primarily related to the Altiris acquisition and charges for excess facilities relate to both the Vontu and Altiris acquisitions. Of the $8 million restructuring liability, $7 million relates to excess facilities resulting from the Vontu acquisition and the restructuring accrual which the Company assumed in our Veritas acquisition in 2005. Further severance and benefit charges are not expected to be recognized in future periods. Excess facilities obligations are expected to be paid through the second quarter of fiscal 2011 and the first quarter of fiscal 2013 for Altiris and Vontu facilities, respectively. Excess facilities obligations related to the Veritas restructurings are expected to be paid through the first quarter of fiscal 2014.

Restructuring liabilities related to acquisitions as of March 30, 2007 were $6 million, consisting primarily of excess facilities obligations primarily related to the Veritas acquisition described above. There were no restructuring charges related to acquisitions during fiscal 2006 and fiscal 2007 as the amounts were recognized in the purchase price allocations.

Summary of Restructuring Plans

	Restructuring Liabilities				
	March 30, 2007	Charges, Net of Adjustments[(1)]	Cash Payments	March 28, 2008	Cumulative Incurred to Date
	(In thousands)				
2008 Restructuring Plans:					
Severance	$ —	41,625	(25,288)	$16,337	$41,625
Facilities & Other	—	1,283	(252)	1,031	1,283
2007 Restructuring Plans:					
Severance	45,132	16,172	(61,284)	20	85,172
Facilities & Other	2,331	8,973	(8,719)	2,585	9,973
Prior & Acquisition Restructuring Plans:					
Severance	43	1,536	(1,579)	—	32,536
Facilities & Other	9,338	8,111	(6,802)	10,647	21,111
Total	$56,844	77,700	(103,924)	$30,620	
Less purchase price adjustments to goodwill:		3,786			
		73,914			
Balance Sheet:					
Other Accrued Expenses	$52,140			$24,062	
Other long-term liabilities	4,704			6,558	
	$56,844			$30,620	

(1) Total net adjustments for fiscal 2008 of $6 million consist of an $8 million reversal of severance costs related to the fiscal 2007 restructuring plans based upon actual headcount reduction and a $2 million favorable impact of foreign currency exchange

Note 17. Income Taxes

The components of the provision for income taxes are as follows:

	Year Ended		
	March 28, 2008	March 30, 2007	March 31, 2006
Current:			
Federal	$ 258,432	$136,626	$ 269,825
State	48,460	4,133	49,656
International	123,297	75,310	89,067
	430,189	216,069	408,548
Deferred:			
Federal	(147,604)	11,410	(152,041)
State	(28,387)	7,482	(26,799)
International	(5,525)	(7,719)	(23,837)
	(181,516)	11,173	(202,677)
	$ 248,673	$227,242	$ 205,871

Pretax income from international operations was $458 million, $336 million, and $324 million for fiscal 2008, 2007, and 2006, respectively.

The difference between our effective income tax rate and the federal statutory income tax rate as a percentage of income before income taxes is as follows:

	Year Ended		
	March 28, 2008	March 30, 2007	March 31, 2006
Federal statutory rate	35%	35%	35%
State taxes, net of federal benefit	1.5	1.2	2.1
Foreign earnings taxed at less than the federal rate	(0.1)	(2.3)	(3.5)
Non-deductible stock-based compensation	0.9	2.0	—
American Jobs Creation Act — tax expense on repatriation of foreign earnings	—	—	(5.8)
Non-deductible IPR&D	—	—	27.5
Domestic production activities deduction	(2.0)	(0.3)	(2.0)
Contingent penalty accrual	—	1.0	1.9
IRS audit settlement	—	(1.2)	—
Other, net	(0.3)	0.6	1.6
	35.0%	36.0%	56.8%

The principal components of deferred tax assets are as follows:.

	Year Ended	
	March 28, 2008	March 30, 2007
	(In thousands)	
Deferred tax assets:		
Tax credit carryforwards	$ 29,452	$ 50,929
Net operating loss carryforwards of acquired companies	180,095	211,888
Other accruals and reserves not currently tax deductible	148,808	61,192
Deferred revenue	77,161	50,499
Loss on investments not currently tax deductible	15,845	16,177
Book over tax depreciation	18,542	1,331
State income taxes	36,970	523
Convertible debt	162,303	201,730
Other	63,866	44,052
	733,042	638,321
Valuation allowance	(38,253)	(60,117)
Deferred tax assets	694,789	578,204
Deferred tax liabilities:		
Acquired intangible assets	(474,159)	(565,893)
Unremitted earnings of foreign subsidiaries	(190,893)	(163,103)
Other	—	—
Net deferred tax (liabilities) assets	$ 29,737	$(150,792)

Of the $38 million total valuation allowance provided against our deferred tax assets, approximately $30 million is attributable to acquisition-related assets, the benefit of which will reduce goodwill when and if realized. The valuation allowance decreased by $22 million in fiscal 2008; $19 million was reclassified to unrecognized tax benefits within deferred taxes and $3 million was attributable to acquisition-related assets.

As of March 28, 2008, we have U.S. federal net operating loss and credit carryforwards attributable to various acquired companies of approximately $216 million and $17 million, respectively, which, if not used, will expire between fiscal 2016 and 2027. These net operating loss carryforwards are subject to an annual limitation under Internal Revenue Code § 382, but are expected to be fully realized. Furthermore, we have U.S. state net operating loss and credit carryforwards attributable to various acquired companies of approximately $290 million and $12 million, respectively, which will expire in various fiscal years. In addition, we have foreign net operating loss carryforwards attributable to various acquired foreign companies of approximately $705 million, which, under current applicable foreign tax law, can be carried forward indefinitely.

As of March 28, 2008, no provision has been made for federal or state income taxes on $1.3 billion of cumulative unremitted earnings of certain of our foreign subsidiaries, since we plan to indefinitely reinvest these earnings. As of March 28, 2008, the unrecognized deferred tax liability for these earnings was $362 million.

In the March 2005 quarter, we repatriated $500 million from certain of our foreign subsidiaries under provisions of the American Jobs Creation Act of 2004, or the Jobs Act, enacted in October 2004. We recorded a tax charge for this repatriation of $54 million in the March 2005 quarter.

In May 2005, clarifying language was issued by the U.S. Department of Treasury and the Internal Revenue Service, or IRS, with respect to the treatment of foreign taxes paid on the earnings repatriated under the Jobs Act and in September 2005, additional clarifying language was issued regarding the treatment of certain deductions attributable to the earnings repatriation. As a result of this clarifying language, we reduced the tax expense attributable to the repatriation by approximately $21 million in fiscal 2006, which reduced the cumulative tax charge on the repatriation to $33 million.

The Company adopted the provisions of FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*, effective March 31, 2007. The cumulative effect of adopting FIN 48 was a decrease in tax reserves of $16 million, resulting in a decrease to Veritas goodwill of $10 million, an increase of $5 million to the March 31, 2007 Retained Earnings balance, and a $1 million increase in Paid in Capital. Upon adoption, the gross liability for unrecognized tax benefits at March 31, 2007 was $456 million, exclusive of interest and penalties.

The aggregate changes in the balance of gross unrecognized tax benefits were as follows:

	(In thousands)
Beginning balance as of March 31, 2007 (date of adoption)	$456,183
Settlements with tax authorities	(6,680)
Lapse of statute of limitations	(6,030)
Increases in balances related to tax positions taken during prior years	40,390
Decreases in balances related to tax positions taken during prior years	(6,570)
Increases in balances related to tax positions taken during current year	111,197
Balance as of March 28, 2008	$588,490

Of the $132 million of changes in gross unrecognized tax benefits during the year disclosed above, approximately $76 million was provided through purchase accounting in connection with acquisitions made in fiscal 2008. This gross liability is reduced by offsetting tax benefits associated with the correlative effects of potential transfer pricing adjustments, interest deductions, and state income taxes, as well as payments made to date.

Of the total unrecognized tax benefits at March 28, 2008, $122 million, if recognized, would favorably affect the company's effective tax rate while the remaining amounts would affect goodwill, cumulative translation adjustments and Additional paid in capital. However, one or more of these unrecognized tax benefits could be subject to a valuation allowance if and when recognized in a future period, which could impact the timing of any related effective tax rate benefit.

Our policy to include interest and penalties related to gross unrecognized tax benefits within our provision for income taxes did not change upon the adoption of FIN 48. At March 28, 2008, before any tax benefits, we had $122 million of accrued interest and $13 million of accrued penalties on unrecognized tax benefits. Interest included in our provision for income taxes was approximately $32 million for the year ended March 28, 2008. If the accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced in the period that such determination is made, and reflected as a reduction of the overall income tax provision, to the extent that the interest expense had been provided through the tax provision, or as a reduction to Goodwill if it had been recorded through purchase accounting.

We file income tax returns in the U.S. on a federal basis and in many U.S. state and foreign jurisdictions. Our two most significant tax jurisdictions are the U.S. and Ireland. Our tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. Our 2000 through 2007 tax years remain subject to examination by the IRS for U.S. federal tax purposes, and our 1995 through 2007 tax years remain subject to examination by the appropriate governmental agencies for Irish tax purposes. Other significant jurisdictions include California and Japan. As of March 28, 2008, we are under examination by the IRS, for the Veritas U.S. federal income taxes for the 2002 through 2005 tax years.

We continue to monitor the progress of ongoing income tax controversies and the impact, if any, of the expected tolling of the statute of limitations in various taxing jurisdictions. Considering these facts, we do not currently believe there is a reasonable possibility of any significant change to our total unrecognized tax benefits within the next twelve months.

On March 29, 2006, we received a Notice of Deficiency from the IRS claiming that we owe additional taxes, plus interest and penalties, for the 2000 and 2001 tax years based on an audit of Veritas. The incremental tax liability asserted by the IRS was $867 million, excluding penalties and interest. On June 26, 2006, we filed a petition with the U.S. Tax Court protesting the IRS claim for such additional taxes. On August 30, 2006, the IRS answered our petition and this issue has been docketed for trial in U.S. Tax Court and is scheduled to begin on June 30, 2008. In the March 2007 quarter, we agreed to pay $7 million out of $35 million originally assessed by the IRS in connection with several of the lesser issues covered in the assessment. The IRS has also agreed to waive the assessment of penalties. In a Motion to Amend filed March 20, 2008, the IRS moved to change its position on the remaining issue in the case. If allowed, the IRS' new position would decrease the incremental tax liability for the remaining issue to approximately $545 million, excluding interest.

We strongly believe the IRS' position with regard to this matter is inconsistent with applicable tax laws and existing Treasury regulations, and that our previously reported income tax provision for the years in question is appropriate. No payments will be made on the assessment until the issue is definitively resolved. If, upon resolution, we are required to pay an amount in excess of our provision for this matter, the incremental amounts due would be accounted for principally as additions to the cost of Veritas purchase price. Any incremental interest accrued subsequent to the date of the Veritas acquisition would be recorded as an expense in the period the matter is resolved.

On September 5, 2006, we executed a closing agreement with the IRS with respect to the audit of Symantec's fiscal 2003 and 2004 federal income tax returns. The closing agreement represents the final assessment by the IRS of additional tax for these fiscal years of approximately $35 million, including interest. Based on the final settlement, a tax benefit of $8 million is reflected in the September 2006 quarter.

We are as yet unable to confirm our eligibility to claim a lower tax rate on a distribution made from a Veritas foreign subsidiary prior to the June 2005 acquisition. The distribution was intended to be made pursuant to the Jobs Act, and therefore eligible for a 5.25% effective U.S. federal rate of tax, in lieu of the 35% statutory rate. We are seeking resolution of this matter with the IRS. Because we were unable to confirm our eligibility for the lower tax rate prior to filing the Veritas tax return in May 2006, we paid $130 million of additional U.S. taxes. Since this payment relates to the taxability of foreign earnings that are otherwise the subject of the IRS assessment, this additional payment reduced the amount of taxes payable accrued as part of the purchase accounting for pre-acquisition contingent tax risks.

The accounting treatment related to pre-acquisition unrecognized tax benefits will change when FAS 141R becomes effective, which will be in the first quarter of our fiscal year 2010. At such time, any changes to the recognition or measurement of unrecognized tax benefits related to pre-acquisition periods will be recorded through income tax expense, where currently the accounting treatment would require any adjustment to be recognized through the purchase price as an increase or decrease to goodwill.

Note 18. Litigation

For a discussion of our pending tax litigation with the Internal Revenue Service relating to the 2000 and 2001 tax years of Veritas, see Note 17.

On July 7, 2004, a purported class action complaint entitled Paul Kuck, et al. v. Veritas Software Corporation, et al. was filed in the United States District Court for the District of Delaware. The lawsuit alleges violations of federal securities laws in connection with Veritas' announcement on July 6, 2004 that it expected results of operations for the fiscal quarter ended June 30, 2004 to fall below earlier estimates. The complaint generally seeks an unspecified amount of damages. Subsequently, additional purported class action complaints have been filed in Delaware federal court, and, on March 3, 2005, the Court entered an order consolidating these actions and appointing lead plaintiffs and counsel. A consolidated amended complaint ("CAC"), was filed on May 27, 2005, expanding the class period from April 23, 2004 through July 6, 2004. The CAC also named another officer as a defendant and added allegations that Veritas and the named officers made false or misleading statements in press releases and SEC filings regarding the company's financial results, which allegedly contained revenue recognized from contracts that were unsigned or lacked essential terms. The defendants to this matter filed a motion to dismiss the CAC in July 2005; the motion was denied in May 2006. In April 2008, the parties filed a stipulation of settlement, which if approved by the Court will resolve the matter. If the settlement is not completed, an adverse outcome in this matter could have a material adverse effect on our financial position, results of operations and cash flows. As of March 28, 2008, we have recorded an accrual in the amount of $21.5 million for this matter and, pursuant to the terms of the settlement, we established a settlement fund of $21.5 million on May 1, 2008. The loss is reflected in Settlements of litigation in the Consolidated Statements of Income.

After Veritas announced in January 2003 that it would restate its financial results as a result of transactions entered into with AOL Time Warner in September 2000, numerous separate complaints purporting to be class actions were filed in the United States District Court for the Northern District of California alleging that Veritas and some of its officers and directors violated provisions of the Securities Exchange Act of 1934. The complaints contain varying allegations, including that Veritas made materially false and misleading statements with respect to its 2000, 2001 and 2002 financial results included in its filings with the SEC, press releases and other public disclosures. A consolidated complaint entitled In Re VERITAS Software Corporation Securities Litigation was filed by the lead plaintiff on July 18, 2003. On February 18, 2005, the parties filed a Stipulation of Settlement in the class action. On March 18, 2005, the Court entered an order preliminarily approving the class action settlement. Pursuant to the terms of the settlement, a $35 million settlement fund was established on March 25, 2005. Veritas' insurance carriers provided for the entire amount of the settlement fund. In July 2007, the Court of Appeals vacated the settlement, finding that the notice of settlement was inadequate. The matter has been returned to the District Court for further proceedings, including reissuance of the notice. If the settlement is not approved, an adverse outcome in this matter could have a material adverse effect on our financial position, results of operations and cash flows.

We are also involved in a number of other judicial and administrative proceedings that are incidental to our business. Although adverse decisions (or settlements) may occur in one or more of the cases, it is not possible to estimate the possible loss or losses from each of these cases. During the fourth quarter of fiscal 2008, we agreed to settle two such lawsuits, the net result of which was a gain of $58.5 million reflected in Settlements of litigation in the Consolidated statements of Income. The final resolution of these lawsuits, individually or in the aggregate, is not expected to have a material adverse effect on our financial condition or results of operations.

Note 19. Segment Information

During the March 2008 quarter, we changed our reporting segments to align with the new operating structure. The new reporting segment structure is as follows: (i) the Security and Data Management Group is now known as the Security and Compliance segment; (ii) the Altiris segment, in its entirety, has been moved into the Security and Compliance segment; (iii) the Data Center Management Group is now known as the Storage and the Server Management segment; and (iv) we have moved the Backup Exec products to the Storage and Server Management segment from the Security and Data Management Group. All reporting segments are managed by the chief operating decision maker, which is our chief operating officer. Our chief operating decision maker, manages business operations, evaluates performance and allocates resources based on the operating segments' net revenues and operating income. The new business structure more directly aligns the operating segments with markets and customers, and we believe will establish more direct lines of reporting responsibilities, speed decision making, and enhance the ability to pursue strategic growth opportunities. We revised the business segment information for prior years to conform to the new presentation. As of March 28, 2008, we operated in five operating segments:

- *Consumer Products.* Our Consumer Products segment focuses on delivering our Internet security, PC tuneup, and backup products to individual users and home offices.

- *Security and Compliance.* Our Security and Compliance segment focuses on providing large, medium, and small-sized business with solutions for compliance and security management, endpoint security, messaging management, and data protection management software solutions that allow our customers to secure, provision, backup, and remotely access their laptops, PCs, mobile devices, and servers.

- *Storage and Server Management.* Our Storage and Server Management segment focuses on providing enterprise and large enterprise customers with storage and server management, data protection, and application performance management solutions across heterogeneous storage and server platforms.

- *Services.* Our Services segment provides customers with leading IT risk management services and solutions to manage security, availability, performance and compliance risks across multi-vendor environments. In addition, our services including managed security services, consulting, education, and threat and early warning systems, help customers optimize and maximize their Symantec technology investments.

- *Other.* Our Other segment is comprised of sunset products and products nearing the end of their life cycle. It also includes general and administrative expenses; amortization of acquired product rights, other intangible assets, and other assets; charges, such as acquired in-process research and development, stock-based compensation, restructuring and certain indirect costs that are not charged to the other operating segments.

Our reportable segments are the same as our operating segments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no intersegment sales. Our chief operating decision maker evaluates performance based on direct profit or loss from operations before income taxes not including nonrecurring gains and losses, foreign exchange gains and losses, and miscellaneous other income and expenses. Except for goodwill, as disclosed in Note 7, the majority of our assets are not discretely identified by segment. The depreciation and amortization of our property, equipment, and leasehold improvements are allocated based on headcount, unless specifically identified by segment.

Segment information

The following table presents a summary of our operating segments:

	Consumer Products	Security and Compliance	Storage and Server Management	Services	Other	Total Company
			(In thousands)			
Fiscal 2008						
Net revenues	$1,746,089	$1,630,133	$2,136,307	$359,955	$ 1,935	$5,874,419
Operating income (loss)	938,627	256,207	884,619	(26,511)	(1,450,662)	602,280
Depreciation and amortization expense	6,680	26,282	59,744	10,449	720,954	824,109
Fiscal 2007						
Net revenues	$1,590,505	$1,408,906	$1,906,607	$293,226	$ 122	$5,199,366
Operating income (loss)	931,989	223,374	779,573	(43,606)	(1,371,588)	519,742
Depreciation and amortization expense	5,282	29,782	58,823	10,485	707,071	811,443
Fiscal 2006						
Net revenues	$1,409,580	$1,303,476	$1,229,091	$201,217	$ 28	$4,143,392
Operating income (loss)	950,508	225,876	410,840	(20,450)	(1,292,809)	273,965
Depreciation and amortization expense	1,480	20,661	39,519	5,493	572,663	639,816

Product revenue information

Net revenues from sales of our Norton Internet Security product within our Consumer Products segment represented 17%, 18%, and 15% of our total net revenues for fiscal 2008, 2007, and 2006, respectively.

Net revenues from sales of our endpoint security products within our Security and Compliance segment represented 16%, 18%, and 23% of our total net revenues during fiscal 2008, 2007, and 2006, respectively.

Net revenues from sales of our storage and availability management products within our Storage and Server Management segment represented 15%, 16%, and 12% of our total revenues during fiscal 2008, 2007, and 2006, respectively. Net revenue from sales of our data protection products within our Storage and Server Management segment represented 19%, 19%, and 15% of our total revenues during fiscal 2008, 2007, and 2006, respectively.

Geographical information

The following table represents revenue amounts reported for products shipped to customers in the corresponding regions:

	Year Ended		
	March 28, 2008	March 30, 2007	March 31, 2006
		(In thousands)	
Net revenues from customers:			
United States	$2,814,444	$2,560,342	$2,046,226
United Kingdom	729,958	542,244	425,717
Other foreign countries*	2,330,017	2,096,780	1,671,449
	$5,874,419	$5,199,366	$4,143,392

* No individual country represented more than 10% of the respective totals.

	Year Ended	
	March 28, 2008	March 30, 2007
	(In thousands)	
Long-lived assets:**		
United States	$ 802,181	$ 929,441
Foreign countries***	199,569	162,799
	$1,001,750	$1,092,240

** Amounts exclude goodwill and intangible assets.

*** No individual country represented more than 10% of the respective totals.

Significant customers

Our solutions are used worldwide by individual and enterprise customers in a wide variety of industries, small and medium-sized enterprises, as well as various governmental entities. In fiscal 2008, 2007 and 2006, one distributor, Ingram Micro, Inc. ("Ingram Micro"), that accounted for 10%, 11% and 13%, respectively, of our total net revenues. Our distributor arrangements with Ingram Micro consist of several non-exclusive, independently negotiated agreements with its subsidiaries that cover certain countries or regions. Each of these agreements is separately negotiated and is independent of any other contract (such as a master distribution agreement), and these agreements are not based on the same form of contract. None of these contracts was individually responsible for over 10 percent of our total net revenues in each of the last three fiscal years. In fiscal 2008, 2007 and 2006, one reseller, Digital River, accounted for 11%, 12% and 11%, respectively, of our total net revenues.

Note 20. Subsequent Events

On April 18, 2008, we completed the acquisition of AppStream Inc., a leading provider of application streaming technology, an on-demand delivery mechanism that leverages the power of application virtualization to enable greater flexibility and control in the use of endpoint assets within a corporation's IT infrastructure. The aggregate purchase price was approximately $52 million.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cupertino, State of California, on the 20th day of May, 2008.

SYMANTEC CORPORATION

By /s/ John W. Thompson

John W. Thompson,
Chairman and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John W. Thompson, James A. Beer and Arthur F. Courville, and each or any of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities to sign any and all amendments to this report on Form 10-K and any other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated below.

Signature	Title	Date
/s/ John W. Thompson John W. Thompson	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	May 20, 2008
/s/ James A. Beer James A. Beer	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	May 20, 2008
/s/ George W. Harrington George W. Harrington	Senior Vice President, Finance and Chief Accounting Officer (Principal Accounting Officer)	May 20, 2008
/s/ Michael A. Brown Michael A. Brown	Director	May 20, 2008
/s/ William T. Coleman III William T. Coleman III	Director	May 20, 2008
/s/ Frank E. Dangeard Frank E. Dangeard	Director	May 20, 2008
Geraldine B. Laybourne	Director	

Signature	Title	Date
/s/ David L. Mahoney David L. Mahoney	Director	May 20, 2008
/s/ Robert S. Miller Robert S. Miller	Director	May 20, 2008
/s/ George Reyes George Reyes	Director	May 20, 2008
/s/ Daniel Schulman Daniel Schulman	Director	May 20, 2008
/s/ V. Paul Unruh V. Paul Unruh	Director	May 20, 2008

Schedule II

SYMANTEC CORPORATION

VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Additions: Charged Against Revenue and to Operating Expense[4]	Additions: Charged to Other Accounts	Amount Written Off or Used	Balance at End of Period
	(In thousands)				
Allowance for doubtful accounts:					
Year ended March 28, 2008	$ 8,391	$ 1,173	$ —	$ (649)	$ 8,915
Year ended March 30, 2007	8,794	4,644	(1,777)[1]	(3,270)	8,391
Year ended March 31, 2006	4,668	6,786[2]	—	(2,660)	8,794
Reserve for product returns:					
Year ended March 28, 2008	$12,221	$ 67,635	$ —	$ (65,457)	$14,399
Year ended March 30, 2007	12,840	72,789	—	(73,408)	12,221
Year ended March 31, 2006	4,755	98,282	—	(90,197)	12,840
Reserve for rebates:					
Year ended March 28, 2008	$99,857	$220,967	$109,132[3]	$(348,327)	$81,629
Year ended March 30, 2007	64,590	196,775	105,993[3]	(267,501)	99,857
Year ended March 31, 2006	50,804	177,897	67,129[3]	(231,240)	64,590

(1) SAB 108 adjustment to fiscal 2007 beginning balance, charged to Retained earnings.

(2) Includes balances assumed in connection with our acquisition of Veritas.

(3) Balances represent unrecognized customer rebates that will be amortized within 12 months and are recorded as a reduction of Deferred revenue.

(4) Reserve for product returns and Reserve for rebates are charged against Revenue.

2008 Corporate Information

BOARD OF DIRECTORS

Michael Brown
Former Chairman and
Chief Executive Officer
Quantum Corporation

William T. Coleman III
Founder, Chairman and
Chief Executive Officer
Cassatt Corporation

Frank E. Dangeard
Former Chairman and
Chief Executive Officer
Thomson S.A.

Geraldine B. Laybourne
Founder and Former Chairman and
Chief Executive Officer
Oxygen Media

David L. Mahoney
Former Co-Chief Executive Officer
McKesson HBOC, Inc.
and Chief Executive Officer
iMcKesson LLC

Robert S. Miller
Chairman and Chief Executive Officer
Delphi Corporation

George Reyes
Former Chief Financial Officer
Google Inc.

Daniel H. Schulman
Chief Executive Officer
Virgin Mobile USA

V. Paul Unruh
Former Chief Financial Officer and Vice Chairman
Bechtel Group, Inc.

John W. Thompson
Chairman and Chief Executive Officer
Symantec Corporation

EXECUTIVE MANAGEMENT

John W. Thompson
Chairman and Chief Executive Officer

James A. Beer
Executive Vice President,
Chief Financial Officer

Mark F. Bregman
Executive Vice President,
Chief Technology Officer

Janice D. Chaffin
Group President, Consumer Business

Arthur F. Courville
Executive Vice President, General Counsel and Secretary

Gregory W. Hughes
Chief Strategy Officer

Rebecca A. Ranninger
Executive Vice President, Chief Human Resources Officer

Enrique T. Salem
Chief Operating Officer

J. David Thompson
Group President, Information Technology and Services

OTHER SENIOR EXECUTIVES

John F. Brigden
Senior Vice President, Europe, the Middle East and Africa Sales

Anil S. Chakravarthy
Senior Vice President,
Enterprise Services

Carine S. Clark
Senior Vice President, Marketing

Francis A. deSouza
Senior Vice President,
Information Risk Management

George W. Harrington
Senior Vice President, Finance
Operations, Chief Accounting Officer

Brad R. Kingsbury
Senior Vice President, Endpoint
Protection and Management

Bernard C. Kwok
Senior Vice President, Asia Pacific and Japan Sales

Deepak Mohan
Senior Vice President, Data Protection

William T. Robbins
Senior Vice President, Americas Sales

Robert W. Soderbery
Senior Vice President, Storage and Availability Management

Rowan M. Trollope
Senior Vice President, Consumer Business

Arthur W. Wong
Senior Vice President, New Business Investments

ANNUAL MEETING

The annual meeting of stockholders will be held on Monday, September 22, 2008 at 9:00 a.m. PT at Symantec's worldwide headquarters:
20330 Stevens Creek Blvd.
Cupertino, CA 95014
(408) 517-8324

STOCK EXCHANGE LISTING
Symantec's common stock is traded on the Nasdaq Global Select Market under the symbol "SYMC"

TRANSFER AGENT
Computershare Trust Company N.A.
Investor Services
P.O. Box 43078
Providence, RI 02940-3078
www.computershare.com
(800) 942-5909 or (781) 575-2879

INVESTOR RELATIONS
Investor inquiries may be directed to:
Helyn Corcos
Investor Relations
20330 Stevens Creek Blvd.
Cupertino, CA 95014
(408) 517-8324
investor-relations@symantec.com
www.symantec.com/invest

ANNUAL REPORT ON FORM 10-K
A copy of Symantec's Form 10-K, including exhibits, for the period ended March 28, 2008, as filed with the Securities and Exchange Commission, is available without charge upon request or can be accessed at: www.symantec.com/invest

INDEPENDENT AUDITORS
KPMG LLP
500 East Middlefield Road
Mountain View, CA 94043

TRADEMARK

Symantec, the Symantec logo, Norton, and Veritas are trademarks or registered trademarks of Symantec Corporation or its affiliates in the U.S. and other countries. Other names may be trademarks of their respective owners.

P/N 14237640

symantec.

20330 Stevens Creek Blvd.
Cupertino, CA 95014
Tel: (408) 517-8000

www.symantec.com

END